SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2005

Commission File Number 1-13200

GRUPO ELEKTRA, S.A. de C.V.
(Exact name of registrant as specified in its charter)

Edificio Parque Cuicuilco (Esmeralda)
Insurgentes Sur No. 3579
Col. Tlalpan
14000 Mexico, D.F., Mexico
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ___X___ Form 40-F _______

 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _______ No ___X____

 [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .]

TRADE IN THE MEXICAN STOCK EXCHANGE

As filed with the Mexican National Securities and Banking Commission on June 30, 2005(1).

     ANNUAL REPORT PURSUANT TO THE GENERAL
REGULATIONS APPLICABLE TO SECURITIES ISSUERS
AND OTHER MARKET SECURITIES PARTICIPANTS(1).

For the fiscal year ended December 31, 2004.

GRUPO ELEKTRA, S.A. de C.V.
(BMV: ELEKTRA*, NYSE: EKT, LATIBEX: XEKT)

UNITED MEXICAN STATES
Edificio Parque Cuicuilco (Esmeralda)
Insurgentes Sur, No. 3579
Col. Tlalpan La Joya, Delegación Tlalpan
14,000 México, D.F.

Title of Each Class of outstanding shares of Grupo Elektra, S.A. de C.V.:

Common Shares without par value of Grupo Elektra, S.A. de C.V.

Global Depositary Shares (“GDSs”) evidenced by Global Depositary Receipts, each Global Depositary Share representing four Common Shares without par value of Grupo Elektra, S.A. de C.V.

Common Shares without par value of Grupo Elektra, S.A. de C.V.

Name of the Stock Exchange in which is the values are registered:

Mexican Stock Exchange (“Bolsa Mexicana de Valores” or “BMV”).

New York Stock Exchange (“NYSE”).

Spanish Stock Exchange (“Mercado de Valores de Latinoamérica” or “Latibex”).

     The issuer’s shares are registered in the section of the National Equity Registry and are traded in the Stock Exchange.

     The registration in the National Equity Registry do not certifies the goodness of the value nor the issuer’s credit standing.

____________________
(1).In this Form 6-K we translated to English language the Annual Report filed with the Mexican National Securities and Banking Commission (“Comisión Nacional Bancaria y de Valores” or “CNBV”) and with the Mexican Stock Exchange (“Bolsa Mexicana de Valores” or “BMV”) on June 30, 2005. In case there is any difference between both documents, the Spanish version filed to the CNBV and BMV shall prevail.

ITEM V. TRADING MARKET		143
a)	Share Ownership	143
b)	Nature of the Trading Market	143
ITEM VI. RESPONSIBLE PERSONS		147
ITEM VII. ANNEX		147
a)	Financial Statements (Audited) and Statutory Auditor Brief
b)	Responsibility Letters

v

ITEM I. GENERAL INFORMATION

a) Terms and Definitions

Not applicable.

b) Executive Summary

     (i) Presentation of Financial and Other Information

     Grupo Elektra, S.A. de C.V. (“Grupo Elektra,” “we”, “the Company” or “the Group”) is a corporation (sociedad anónima de capital variable) organized under the laws of the United Mexican States. Grupo Elektra was formed in 1950 as a manufacturer of radios and became involved in retailing in 1957 when we opened our first Elektra store.

     In this 6-K we translated to english language the Annual Report filed with the Mexican National Securities and Banking Commission (“Comisión Nacional Bancaria y de Valores” or “CNBV”) and with the Mexican Stock Exchange (“Bolsa Mexicana de Valores” or “BMV”) on June 30, 2005. In case there is any difference between both documents, the Spanish version filed with the CNBV and BMV shall prevail.

     In this 6-K, references to “US$,” “$,” “Dollars” and “U.S. Dollars,” are to United States dollars. In this Annual Report, all references to “pesos,” “P$,” “Ps.” or “Pesos” are to Mexican pesos, the legal Mexican currency.

     We maintain our books and records in Pesos and prepare our consolidated financial statements in Pesos. The Mexican Institute of Public Accountants (“MIPA”) has issued Bulletin B-10, “Recognition of the Effects of Inflation on Financial Information,” This bulletin outline the inflation accounting methodology mandatory for all Mexican companies reporting under generally accepted accounting principles in Mexico (“Mexican GAAP”). Pursuant to Mexican GAAP, financial data for all periods in the financial statements included in Item VII –“Annex- “Financial Statements (Audited) and Statutory Auditor Brief”, and for all periods throughout this Annual Report, unless otherwise noted, have been restated in constant Pesos as of December 31, 2004.

     Commencing January 1, 2001, we adopted Statement C-2 “Financial Instruments” issued by the Mexican Institute of Public Accountants (“MIPA”). Under this statement, all derivatives are required to be recognized in the balance sheet as either assets or liabilities, and measured at fair value.

In 2004, the company decided on the early adoption of the provisions of Bulletin C-10 "Derivative Financial Instruments and Hedging Operations" issued by the MIPA applying them principally to the valuation and presentation of interest rate hedging instruments as well as derivative instruments.

     Also in 2004, the company decided on the early adoption of the provisions of Bulletin C-15 "Impairment of Long-Lived Assets and Their Disposal" issued by the MIPA, applying them principally to recognize the impairment of investment in shares of associated companies and related goodwill.

     In 2002, we sold our interest in our subsidiary Elektra Dominicana, S.A., in the Dominican Republic. We also closed our subsidiary, Importadora y Exportadora Elektra de El Salvador, S. A. de C. V., located in El Salvador and our clothing chains, The One and Hecali, in Mexico. Therefore, in accordance with Statement A-7 issued by the MIPA, we reclassified the revenues, costs and expenses of our subsidiaries located in the Dominican Republic and El Salvador, as well as those of The One and Hecali. These operations are reflected as discontinued operations in our consolidated statements of income. The financial information relating to these discontinued operations for prior years was reclassified, for comparative purposes.

On March 25, 2002, Grupo Elektra received the approval of the Mexican Ministry of Finance

(“Secretaría de Hacienda y Crédito Público” or “SHCP”) to operate a bank under the name of Banca Azteca, S. A., Institución de Banca Múltiple (“Banco Azteca”), with a capitalization of Ps.248.83 million. On May 23, 2002, we incorporated Banco Azteca; a corporation (sociedad anónima) organized under the laws of the United Mexican States, as a wholly owned subsidiary of our company. Banco Azteca was established primarily in order to provide a reliable source of in-store financing for our customer receivables, which is an integral part of our retail strategy.

     Prior to Banco Azteca’s formation, Grupo Elektra financed its installment sales program in Mexico through its Elektrafin subsidiary and provided savings accounts (“Guardadito”) to its customers through an arrangement with Banca Serfin, an unaffiliated Mexican bank.

     Banco Azteca began providing savings account services in October 2002, primarily through its Elektra in-store branch network. In addition, since December 2002 Banco Azteca has provided consumer credit services through the same network, and to a limited extent through a third party retail distribution network. Currently, Banco Azteca engages in consumer banking activities, and related funding and risk management activities that are designed to support its principal customer activities, in accordance with Mexican banking regulations.

     In December 2002, Grupo Elektra consolidated within Banco Azteca all its installment sales services previously provided through Elektrafin and its savings account arrangements previously provided through Banco Serfin.

     Throughout the text of this Annual Report you will find references to our installment sales program, our savings accounts and consumer credit services and related collection procedures which, depending on the date they were provided, should be understood as services provided by Grupo Elektra or Banco Azteca, as applicable.

     Mexican GAAP varies in certain significant respects from generally accepted accounting principles in the United States of America (“U.S. GAAP”).

     In the fourth quarter of 2003, we began to present the results of Banco Azteca under the consolidation method and since 2004 we did the same thing with Seguros Azteca and Afore Azteca. All figures and discussions detailed in this Annual Report result from the application of this accounting method, which provides a clearer overview of Grupo Elektra. To make these figures totally comparable to those from 2002, for which the consolidation method was not used, we have reclassified the figures from 2002 under the same accounting method where applicable, in accordance to the concepts established in Statements A-7 and B-8 of Mexican GAAP regarding the comparability and consolidation of figures in financial statements.

     This Annual Report contains translations of certain Peso amounts into U.S. Dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Peso amounts actually represent such U.S. Dollars amounts or could be converted into U.S. Dollars at the rates indicated or at any other rate. Unless otherwise indicated, U.S. Dollar amounts have been translated from Mexican pesos at an exchange rate of Ps. Ps.11.154 to US$1.00, the noon buying rate for pesos on December 31, 2004 as published by the Federal Reserve Bank of New York (the “Noon Buying Rate”). On June 28, 2005, the Noon Buying Rate was Ps. 10.841 to US$1.00.

     (ii) Forward-Looking Statements

     This Annual Report contains words, such as “believe,” “expect” and “anticipate” and similar expressions that identify forward-looking statements. These statements reflect our views about future events and financial performance. Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control, including but not limited to effects on our company from competition, limitations on our access to sources of financing on competitive terms, significant economic or political developments in Mexico and changes in our regulatory environment, particularly developments affecting the regulation of consumer credit services. Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

c) Risk Factors

     (i) Risks Associated with Grupo Elektra.

     Our business is highly dependent on the Mexican economy.

     The success of our business is to a very large extent subject to the cycles of the Mexican economy, which in turn are very much influenced by the economy of the United States. Downturns in the Mexican economy may directly and adversely impact the purchasing power of our primarily lower-middle-class target market and the quality of our credit portfolio. The macroeconomic environment in which we operate is beyond our control. Changes in the Mexican economy are a major risk of our business and could have a material adverse effect on the success of our operations.

     Our success depends on our retention of certain key personnel, our ability to hire additional key personnel and the maintenance of good labor relations.

     We depend on the good performance of our executive officers and key employees. In particular, our senior management has significant experience in the retail, electronics, appliances, white goods, household furniture, banking, financial, pension fund management, and insurance industries, and the loss of any of them could negatively affect our ability to execute our business strategy. Additionally, not our entire key personnel have life insurance policies.

     Our future success also depends on our continuing ability to identify, hire, train, reduce employee turnover, and retain other qualified sales, marketing and managerial personnel. Competition for such qualified personnel is intense and we may be unable to attract, assimilate, reduce employee turnover or retain them at levels of experience or compensation, that are necessary to sustain or expand our operations. Our businesses will be harmed if we cannot attract these necessary personnel. In addition, approximately 20% of our employees are members of various unions, and we could incur higher ongoing labor costs and disruptions in our operations in the event of a strike or other work stoppage.

     Our international operations expose us to numerous risks.

     We have retail operations in various foreign countries, including Peru, Honduras and Guatemala, and we intend to pursue any beneficial commercial opportunities that may arise in these and other Latin American countries. Net revenues from operations in these foreign countries represented approximately 6.6% of our net revenues in 2004. We are subject to the risks inherent in conducting business across national boundaries, any one of which could negatively impact our business. These risks include:

•	Economic downturns;
•	Currency exchange rate fluctuations;
•	Changes in governmental policy;
•	International incidents;
•	Military outbreaks or acts of war or terrorism;
•	Government or political instability;
•	Nationalization of foreign assets; and
•	Government protectionism.

     We cannot assure you that one or more of these factors will not impair our current or future international operations and, as a result, harm our overall business.

     We may have difficulty in obtaining enough quality, low-cost merchandise.

     Our future success depends on our ability to select and purchase quality merchandise at attractive prices. We have historically been able to locate and purchase quality merchandise, but such merchandise may not be available in the future, or it may not be available in quantities necessary to accommodate our expanding businesses, or it may become subject to higher import taxes than it currently is. We are not generally dependent on any single supplier or group of suppliers. Nonetheless, for white goods, Grupo Mabe, Whirlpool and Daewoo, and for electronics, Sony, Panasonic, Samsung and LG Electronics, represent a very significant portion of our supplies. Our business and results of operations may be adversely affected by a disruption in the availability of sufficient quantities of high quality, affordable merchandise.

     Our future success depends on whether we can continue to deliver our products to our stores in a timely and cost-efficient manner.

     Our future success depends on whether we can continue to deliver our products to our stores in a timely and cost-efficient manner. Our entire inventory is shipped or picked up directly from suppliers and delivered to our twelve regional distribution centers in Mexico, and to the three distribution centers in the other countries where we operate. The inventory is then processed and distributed to our stores. The orderly operation of our receiving and distribution process depends on effective management of our distribution centers and strict adherence to shipping logistic schedules. Our rapid growth puts significant pressure on our distribution and receiving systems. Some of the factors that could have an adverse effect on our distribution and receiving systems are:

•	Expansion, replacement and addition of distribution centers to accommodate our growth;
•	Shipping disruptions; and
•	Natural or other disasters such as a fire, an explosion, a hurricane, a tornado, a flood, an earthquake or other disaster at our distribution facilities that could result in a significant disruption in the receipt and distribution of goods.

     Our agreements with Western Union constitute the main source of our U.S. dollar denominated income.

     Our Exclusive Services Agreement with Western Union (and certain related agreements) and our Foreign Exchange Agreement with Western Union are our principal sources of U.S. dollar denominated revenues. This source of revenue is particularly important as it facilitates our indebtedness.

     Our agreements with Western Union expire in 2006, and we cannot assure you that we will be able to renew these agreements or that if we are able to renew, that such renewals will be on favorable terms. Failure to renew these agreements and to secure new or additional sources of U.S. dollar denominated revenues may have an adverse effect on our results of operations.

     Our financing arrangements may contain restrictions that limit management’s discretion in the operation of our businesses.

     Until the prepayment on April 21, 2004 of Elektra’s US$275 million 12% Senior Notes due 2008, the terms of those Notes imposed financial and other restrictions on us, including limitations on:

•	The incurrence of additional debt;
•	The ability to make investments;
•	The ability to create liens; and
•	The ability to dispose of assets.

     During the effectiveness of the Notes, our debt and such financial restrictions made us more vulnerable to economic downturns, limited our ability to remain competitive and reduced our flexibility in responding to changing business or economic conditions. Currently, we do not have any financing arrangement that restricts or limits management’s discretion in the operation of our businesses, although we may enter into such arrangements in the future.

     We rely on our relationship with our affiliates, and any impairment of that relationship may affect our businesses.

     Our main controlling shareholders are Hugo Salinas Rocha’s heirs and Esther Pliego de Salinas, who, including the Chairman of our Board of Directors, Ricardo B. Salinas Pliego, are also the controlling shareholders of TV Azteca, one of the two largest producers of Spanish language television in the world. Advertising through the facilities of TV Azteca is an important element of our marketing strategy. Any impairment of our ability to obtain advertising on attractive conditions may have a material adverse effect on our business, results of operations or financial condition.

     We often engage in a variety of transactions with companies owned by our controlling shareholders which may cause conflicts of interest.

     We have engaged and will continue to engage in a variety of transactions with TV Azteca, Movil@ccess, Unefon, Iusacell, Todito.com, Banco Azteca, Seguros Azteca, Afore Azteca and other entities owned or controlled by Ricardo B. Salinas Pliego and our other controlling shareholders. See Item IV, “Management - b) Related Party Transactions and Interest Conflicts.” While we intend to continue to transact business with related parties on an arm’s-length basis, we cannot assure you that such transactions will be unaffected by conflicts of interest between such parties and us.

     Loss of existing or future market share to competitors may adversely affect our performance.

     Our business is highly competitive in all product categories. Earnings primarily depend on the maintenance of high per-store sales volumes, efficient product purchasing and distribution and cost-effective store operations. The retail sector throughout Latin America is fragmented and consumers are served by a number of formats, including traditional formats such as local, independent retail stores, modern formats such as retail chains and department stores, as well as informal outlets such as street vendors and outdoor markets. In general, our competitors in this business include other specialty stores, electronics and appliance stores and department stores, some of which are national and international in scope and may have greater resources than we possess in that specific country. Also, certain major U.S. retailers have established joint ventures with Mexican retailers and have opened stores in Mexico. We expect that other U.S. and European retailers may continue to do so in the future (especially in light of the implementation of the North America Free Trade Agreement and the European Community free trade agreements). We also face significant competition from the informal economy and parallel imports for the products that we carry. There can be no assurance that our performance will not be adversely affected by increased competition, consolidation of the retail sector and more sophisticated competitors from these and other sources.

     There may be an adverse impact on our margins from pricing pressure.

     Pricing competition in the specialty-retailing sector is intense. Pricing pressure from competitors is increasing as the sector consolidates and more competitors are able to benefit from economies of scale and reduce their prices to consumers. Banco Azteca faces pressure on the pricing of the credit it extends to our customers as part of its consumer credit service. There can be no assurance that we will be able to maintain or increase our current margins, the reduction of which could have a material adverse effect on our business.

     We may not be able to finance our working capital needs.

     We use non-committed short-term credit lines from Mexican banks. Termination of such lines by these lenders would require us to refinance these short-term loans. We cannot assure you that such refinancing can be arranged on favorable conditions, or otherwise, on short notice.

     Our operating results are likely to fluctuate in future periods and, therefore, are difficult to predict.

     Our annual and quarterly operating results are likely to fluctuate significantly in the future as a result of numerous factors, many of which are outside our control. These factors include seasonal factors. Historically, we have experienced increased demand during the second and fourth quarters, as customers increase spending for Mother’s Day and the Christmas holiday relative to other times of the year. Our results of operations for any one quarter are not necessarily indicative of our annual results of operations.

     Our business is dependent on the integrity of our employees.

     Our profitability and success depend on the integrity and quality of our employees in every segment of our distribution cycle. Failures in the integrity and quality of our employees could have a negative impact on our profitability and on the success of our operations in general.

     Our business depends on the success of new products and services.

     The success of our operations and our profitability depends on the success of new products and services offered to our clients at our stores, and how well they will respond to them. All the new products and services that are offered are first analyzed in a detailed process of market research and pilot-tests. However, we cannot guarantee that the new products and services will be successful once they are offered at our stores, or that they will be successful in the future. In addition, even if the pilot-tests are successful, our clients’ tastes, needs or desires may change over time, thus rendering our products and services obsolete or outdated.

     There is no certainty that our store formats will be successful in the future.

     Part of the success of our Company depends on the acceptance of our brands and the concept of our five store formats (Traditional Elektra, Mega Elektra, Salinas y Rocha, Bodega de Remates and Elektricity). Each of our store formats and brands have been carefully analyzed in a detailed process of market research and pilot tests, and once they have been accepted by our customers, we implement them in our business model. However, we cannot assure you that our store formats and brands will continue to be successful in the future or that they will continue to be part of our operations, as our customer’s tastes, needs and desires may change over time.

     Our offer of wireless telephony products and services in our stores depends on our suppliers.

     The success of the wireless telephony business line offered at our stores depends on the going concern and the logistics of the companies that supply their products and services at our stores. The lack of offer of these companies’ products and services at our stores could diminish traffic within our stores and could also reduce our competitive advantage as the largest national distributor of cellular products and services. Therefore, our performance and our operations may be adversely affected if the cellular companies cease to be going concerns or their supply systems are disrupted for any reason.

As of December 31, 2004, the Company had an account receivable with one of its affiliates, Grupo Iusacell, Celular S. A. de C.V. (“Iusacell”) for a total amount of Ps.316.8 million. This affiliate at that date had in its balance sheet more passives than assets. During the first quarter of 2005, we continued entering to several commercial transactions with Iusacell and as a result, as of May 31, 2005 the account receivable was Ps.166.7 million. Currently, Iusacell is under negotiations to restructure its indebtedness and to generate income in order to be able to comply with its payment obligations. As a consequence, we believe that the mentioned account receivable do not represent a default risk.

     The payment of commissions on money transfers depends on the Mexican economy.

     The payment of commissions on our local electronic money transfer service depends in large part on the economic cycles in Mexico, which at the same time, are significantly influenced by the United States economy. Any slowdown in the Mexican economy could directly affect the capacity of our target market to do money transfers. The macroeconomic environment in which the Company operates is outside its control. Thus, any negative change in the Mexican economy could have an adverse effect on the payment of commissions for the service.

     We may face a loss in current market share in our money transfer business.

     There are several competitors in the local electronic money transfer business, Telecomm-Telégrafos being the largest player. The Company’s performance may be negatively affected by increased competition or aggressive plans of current competitors to increase their market share in the local electronic money transfers business. In addition, we could suffer a lower demand for our local electronic money transfer service due to the existence of alternate methods of transferring money.

     We could experience reduced demand for our money transfer services.

     Due to the existence of alternate methods of transferring money or the entrance of new players in the money transfer business, the Company could suffer a lower demand for its local and international electronic money transfer services, which may result in an adverse effect on our revenues.

     A change in our satellite network administration could disrupt our operations.

     Many of our day-to-day operations are conducted through a satellite network which is managed by a third party. If this third party stops granting the service definitely or indefinitely, there is a risk that our operations could not work in real time, thereby disrupting operations in our stores at all levels. In case we have to change our satellite network administrator, this process could take several weeks. In addition, there is no guarantee that the service offered by the new administrator will be of the same quality as the previous one.

     (ii) Risks Associated with Banco Azteca.

     We face various uncertainties regarding our planned banking activities.

     In 2002 we established Banco Azteca, our banking subsidiary, which we capitalized through an original contribution of Ps. 248.83 million. Banco Azteca now provides consumer finance and deposit-taking services for our retail customers, who previously obtained financing directly from us through Elektrafin and deposit services through our arrangement with Banca Serfin.

     The continuing operations of the Bank may require us to contribute more capital to it beyond our initial contribution. The growth rates experienced by Banco Azteca in the last two years required us to make a capital contribution of Ps. 410 million during the fourth quarter of 2004. In addition, the Bank will face competition from domestic banks and local branches of international banks. The Bank is also subject to banking laws and regulations that are not applicable to our other lines of business and which may place significant restrictions on its financial activities and on the flexibility of our operations generally; these laws and regulations may change from time to time, and these changes may place additional limits or conditions on the Bank’s operations and revenues. Moreover, the preponderance of our Bank customer base consists of individuals with no credit histories or whose credit histories may be limited, and/or may be more likely to fall in arrears or default on their credit obligations to the Bank in times of financial stress. We cannot assure you that our banking activities will be successful or profitable, or that our retail segment will continue to perform well as a stand alone business. We also cannot assure you that we will be able to successfully integrate the Bank’s activities into our corporate structure or that the Bank’s financial results will not have a negative effect on our overall profitability.

     Risk of Increased Competition

     Although we believe that Banco Azteca serves a customer base that traditionally has been underserved by the Mexican banking system, there can be no assurance that other banks or financial competitors will not compete more aggressively in the future in our target banking market, which could have an adverse effect on the volume and profitability of the Bank’s customer lending and deposit-taking operations.

     Risk of Banking Regulation and Changes to Regulation.

     Banco Azteca, as is the case with other commercial banks in Mexico, is subject to comprehensive regulation and supervision by Mexican banking authorities. These regulatory authorities have broad powers to adopt regulations and other requirements affecting or restricting virtually all aspects of Banco Azteca’s capitalization, organization and operations, including the authority to regulate the terms and conditions of credit, including interest rates that can be charged by Mexican banks. A change in consumer-related laws and regulations may have an adverse effect on our financial performance.”

Moreover, Mexican financial regulatory authorities possess significant powers to enforce applicable regulatory requirements in the event of Banco Azteca’s failure to comply with them. In the event the Bank encountered significant financial problems or became insolvent or in danger of becoming insolvent, Mexican banking authorities would have the power to take over the management and operations of the Bank.

     Mexican banking laws and regulations are subject to continuing review and changes, and any such changes in the future may have an adverse impact on, among other things, the Bank’s ability to make and collect loans and other extensions of credit on terms and conditions, including interest rates, that are adequately profitable, which may have an adverse effect on Banco Azteca’s financial condition. In turn, restrictions on the Bank’s ability to generate profitable consumer loan receivables also could have an adverse impact on Grupo Elektra’s sales that are supported by the Bank’s consumer financing activities.

     Nationalization or Expropriation Risks

     The Bank, like other Mexican banks, is subject to the risk of nationalization or expropriation by Mexican authorities as occurred in 1982. This means that the federal government could acquire ownership and/or control of Banco Azteca. In such an event, Grupo Elektra would be entitled to compensation as a result of such governmental action, but there is no assurance that the amount of compensation we ultimately receive would represent the full market value of our investment in Banco Azteca. Further, Grupo Elektra no longer would be entitled to the dividend and other capital distributions that may be paid by Banco Azteca. In addition, such governmental action would compel us to cease our Bank financing activities and resume our pre-2003 installment sales financing options (as was done through Elektrafin prior to Banco Azteca’s organization), which could have an adverse impact on our overall business model and profitability.

     Risk of Interest Rate Controls

     Mexican banking authorities may in the future impose limits on the interest rates offered by the Mexican banks. The implications of this risk for the Bank could be a loss of competitiveness, which could result in lower profitability.

     (iii) Risks Related to the Laws of the Countries in Which We Operate.

     A change in consumer-related laws and regulations may have an adverse effect on our financial performance.

     Our consumer and banking services are regulated by the banking laws and regulations of the countries where they are offered. The Consumer Protection Act (the “Ley Federal de Protección al Consumidor” or “LFPC”), which regulates consumer installment sales programs in Mexico, became effective on December 25, 1992. In Mexico, neither the Consumer Protection Act nor the Banking Regulation (Ley de Protección y Defensa al Usuario de Servicios Financieros) imposes any limit on the interest rate a merchant or a bank may charge a consumer in an installment sale or in a consumer credit transaction. We cannot assure you that in the future the Mexican Government will not impose limitations or additional informational requirements regarding such rates of interest that are applicable to the Bank. A substantial portion of Banco Azteca’s revenues and operating cash flow is generated by the consumer credit services the Bank offers, and any such limitations or additional information requirements could have a material adverse effect on our financial performance. Furthermore, our financial performance could be materially and adversely affected by any material change in the regulations governing our collection practices and repossession procedures. The consumer protection laws and their enforcement in the other Latin American countries where we do business are comparable to Mexican law. However, a change in the regulatory environment in Mexico, or in the other countries where we operate, or the imposition of authorization requirements, could have a material adverse effect on our operations and our financial performance.

      The Mexican Antitrust Law could prevent us from consummating business combinations which could have an adverse effect on our businesses.

     The Mexican Antitrust Law (“Ley Federal de Competencia Económica” or “LFC”), provides for various antitrust regulations and requires approval of the Mexican Federal Competition Commission (“Comisión Federal de Competencia” or CFC”) for certain mergers, acquisitions and other corporate activities. It is possible that in the future, during the process of attempting to consummate business combinations or engaging in certain types of commercial activities, the Mexican Federal Competition Commission will oppose such combinations or activities. Such opposition may result in an adverse effect on our businesses.

     The approval of a money transfer law or regulation may have an adverse effect on our financial performance.

     Mexican law presently does not limit the commission a merchant may charge a consumer in a money transfer service. There have been, however, proposals since 2001 to amend the Commercial Code

(“Código de Comercio” or “CC”) and the Criminal Law (“Código Penal” or “CP”) to impose limits on these commissions and to treat the charging of excessive commissions as a crime. We cannot assure you that in the future the Mexican Government will not impose prohibitions or limitations regarding such commissions. In the event these limitations are imposed, they could have a material adverse effect on our financial performance.

     (iv) Risks Related to our GDSs.

     Preemptive rights may be unavailable to GDS holders.

     Under Mexican law, whenever we issue new shares for cash, we generally must grant preemptive rights to our shareholders, giving them the right to purchase a sufficient number of shares to maintain their existing ownership percentage. We may not be able to offer shares to U.S. holders of GDSs pursuant to preemptive rights granted to our shareholders in connection with any future issuance of shares unless:

•	A registration statement under the Securities Act of 1933, as amended (the “Securities Act”) is effective with respect to such rights and shares; or

•	An exemption from the registration requirements of the Securities Act is available.

     We intend to evaluate at the time of any rights offering the costs and potential liabilities associated with a registration statement to enable U.S. holders of GDSs to exercise their preemptive rights, the indirect benefits of enabling U.S. holders of GDSs to exercise preemptive rights and any other factors that we consider appropriate at the time. We will then decide whether to file such a registration statement.

     We cannot assure you that such a registration statement would be filed. In addition, although the Depositary (as defined below) is permitted, if at the time it is both lawful and feasible, to sell preemptive rights and distribute the proceeds of the sale to holders of GDSs who are entitled to the proceeds, sales of preemptive rights are not lawful in Mexico at this time. As a result, U.S. holders of GDSs may not be able to exercise their preemptive rights in connection with future issuances of our shares. In this event, the interest of holders of GDSs in the total equity of our company would decrease in proportion to the size of the issuance. Depending on the price at which shares are offered, such an issuance could result in dilution to holders of GDSs.

     GDSs Program Termination.

     At a General Extraordinary Shareholders Meeting duly convened on June 1, 2005, our shareholders approved, among other matters, the termination of the Deposit Agreement governing our GDS program. On June 9, 2005, we notified the depositary of our GDS program, The Bank of New York (the “Depositary”), and the New York Stock Exchange (“NYSE”), of the termination of the Deposit Agreement and instructed the Depositary to (a) file with the Securities and Exchange Commission (the

“SEC”) a Post-Effective Amendment to Form F-6 to reduce the number of GDSs registered there under to zero, (b) amend the Deposit Agreement to reduce to 60 days from the date of termination of the Deposit Agreement the period for the Depositary to sell the common shares held there under and, (c) notify GDS holders of such termination. We expect that the Depositary files the Post-Effective Amendment to Form F-6 and notifies GDS holders of the termination of the Deposit Agreement, which termination shall become effective 30 days after the date of such notice. On or after such termination date, GDS holders are entitled to receive the amount of common shares represented by GDSs and, if after such date, any GDSs remain outstanding, the Depositary will discontinue any transfers of GDSs. As a result of the termination of the Deposit Agreement, the NYSE is expected to suspend trading of the GDSs immediately after the termination date and file for the delisting of the GDSs with the SEC. We expect to file for deregistration of our GDSs and common shares with the SEC upon having fewer than 300 holders resident in the United States in accordance with United States federal securities laws.

     The result of a delisting of the GDSs from the NYSE will severely restrict the liquidity of the underlying shares in the United States and could significantly reduce the market value for such shares. In addition, if we deregister our GDSs and underlying common shares with the SEC, we will no longer have to comply with the periodic reporting requirements under U.S federal securities laws, including the requirement to file annual reports with the SEC. The delisting of the GDSs from the NYSE and the potential deregistration of our GDSs and common shares with the SEC may also give rise to shareholder lawsuits against us, which, even if unsuccessful, could have a material adverse effect on our financial condition and results of operation or a negative impact on the price of our common shares.

Recent amendments to our bylaws restrict the ability of the company’s shareholders, including GDS holders, to subject the company to a foreign jurisdiction or to impose reporting obligations on the company. The amendments impose unlimited liability on any shareholder, including any GDS holder, who may violate such restrictions.

     At our General Extraordinary Shareholders Meeting held on June 1, 2005, our shareholders approved certain amendments to our bylaws. Pursuant to these amendments, our shareholders, GDSs holders or holders of any of our equity securities (or any security that represents our shares, including CPOs) are prohibited from creating, convening or participating directly or indirectly, in any act, agreement or mechanism involving our shares (or any security that represents them, including CPOs) that may result, among other things, in the following: (i) the submission to the jurisdiction or competence of an international authority and/or, (ii) the obligation to file with any authority, organization or foreign exchange, any report, information, or any act related to us, our assets, operations, directors, executive officers or our shares (or any security that represents them, including CPOs), unless previously approved by our shareholders at a General Extraordinary Shareholders Meeting,. The amendments will restrict the ability of shares, including GDSs, to trade outside of Mexico, and could adversely affect the price of GDSs and the underlying shares.

     Furthermore, pursuant to these amendments, in the event that any of our shareholders (or any holder of a security that represents them, including CPOs) does not comply with the shareholder restrictions described above, such holders and any other intermediary (including a depositary of shares) shall have unlimited liability to us, shall indemnify us, hold us harmless and defend us and our shareholders, directors, executive officers, employees, agents and counsels, for any loss, damage, claim, cost, expenditure or any other liability, including without limitation, compensation, expenditures, legal fees or court expenses incurred by us that result from such infringement, without being limited to any other right we may have against such infringement. As a result, shareholders, including GDS holders, that violate the amendments could face lawsuits from the Company or other shareholders and incur significant liability.

     The payment and amount of dividends are subject to the determination of our controlling shareholders.

     The payment of dividends and the amounts of such dividend payments are subject to the recommendation of our Board of Directors and approval by our shareholders. As long as our controlling shareholders continue to own the majority of these shares, they will have as a result the ability to determine whether or not dividends are to be paid and the amount of any dividends.

     Banco Azteca is not able to pay dividends during its first three fiscal years.

     The banking license we received in 2002 from the Mexican Ministry of Finance (“Secretaría de Hacienda y Crédito Público” or “SHCP”), provides that Banco Azteca may not pay dividends during its first three fiscal years, and requires Banco Azteca to contribute all net income from such operations to the Bank’s net capital reserves. Therefore, the Bank cannot and will not be a source of revenues that are available for dividends or for use by the Group (apart from the Bank) until 2006, from the net income generated in 2005.

     The significant share ownership of the controlling shareholders may have an adverse effect on the future market price of our traded equity.

     Approximately 74.3% of our equity is controlled by the heirs of Hugo Salinas Rocha, including Ricardo B. Salinas and Esther Pliego de Salinas. These controlling shareholders have the power to determine the outcome of substantially all actions requiring shareholder approval, including the power to elect 8 of our 9 directors and to determine whether dividends will be paid. Moreover, actions by our controlling shareholders with respect to the disposition of the shares they beneficially own, or the perception that such actions might occur, may adversely affect the trading price of our equity on the Mexican Stock Exchange and the market price of the GDSs. See Item II. “Information on the Company -b) Overview - (xii) Share Ownership.”

     We have significant transactions with affiliates that create potential conflicts of interest.

     We regularly engage in transactions with affiliates, including entities owned or controlled by our Controlling Shareholders. See Item IV, “Management - b) Related Party Transactions and Interest Conflicts.” Transactions with affiliates may create the potential for conflicts of interest. To guard against these potential conflicts of interest, we have established a Related Party Transactions Committee of our Board of Directors to provide an independent review of transactions with affiliates to determine whether these transactions are related to our business and are consummated on terms that are at least as favorable to us as terms that would be obtainable in a similar transaction entered into on an arm’s-length basis with an unrelated third party. Nevertheless, conflicts of interest may arise and have a negative effect on our results of operations.

    Holders of shares may experience dilution as a result of the exercise of stock options with exercise prices substantially below the market price of the shares.

     At December 31, 2004, we had outstanding stock options with respect to approximately 44,341 shares at exercise prices ranging from approximately Ps.12.50 to Ps.20.00 per new Common Share. In addition to the options currently outstanding, we have in the past issued options at substantially below the then-prevailing market price of our shares. See Item IV, “Management – c) Management and Shareholders —Stock Option Plan.”

     Developments in other emerging market countries may affect the prices for our securities.

     The market value of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Mexico, investors’ reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Mexican issuers. In late October 1997, prices of both Mexican debt securities and Mexican equity securities dropped substantially, precipitated by a sharp drop in value of Asian markets. Similarly, in the second half of 1998, prices of Mexican securities were adversely affected by the economic crises in Asia, Russia and Brazil. The fiscal and economic crises in Argentina and Venezuela caused instability in Latin American financial markets and had a negative temporary effect on the price of Mexican debt and equity securities. We cannot assure you that the market value of our securities would not be adversely affected by events elsewhere, especially in emerging market countries.

     The protections afforded to minority shareholders in Mexico are different from those in the United States.

     Under Mexican law, the protections afforded to minority shareholders are different from those in the United States. In particular, there are different procedural requirements for bringing shareholder lawsuits. As a result, in practice it may be more difficult for our minority shareholders to enforce their rights against us or our directors or controlling shareholders than it would be for shareholders of a U.S. company. Nevertheless, we believe that any legal action against any of the said persons, could affect the Company’s operation. Our bylaws restrict the ability of non-Mexican shareholders to invoke the protection of their governments with respect to their rights as shareholders.

     As required by Mexican law, our bylaws provide that non-Mexican shareholders shall be considered as Mexican in respect of their ownership interests in our company and shall be deemed to have agreed not to invoke the protection of their governments in certain circumstances. Under this provision, a non-Mexican shareholder is deemed to have agreed not to invoke the protection of his own government by asking such government to interpose a diplomatic claim against the Mexican government with respect to the shareholder’s rights as a shareholder, but is not deemed to have waived any other rights it may have, including any rights under the U.S. securities laws, with respect to its investment in our company. If you invoke such governmental protection in violation of this agreement, your shares could be forfeited to the Mexican government.

     Exchange rate fluctuations may affect the value of our securities.

     Fluctuations in the exchange rate between the peso and the U.S. dollar will affect the U.S. dollar value of an investment in our equity securities and of dividend and other distribution payments on those securities. See Item III. “Financial Information - a) Selected Financial Data - (i) Exchange Rates.”

     (v) Risks Associated with Mexico.

     Economic developments in Mexico may adversely affect our business and results of operations.

     We are a Mexican corporation, and the majority of our subsidiaries are also Mexican corporations. As a result, our business may be significantly affected by the general condition of the Mexican economy, by the depreciation of the peso, by inflation and high interest rates in Mexico, or by political developments in Mexico.

     Mexico has experienced adverse economic conditions.

     Mexico experienced a severe economic crisis following the devaluation of the peso in December 1994. In recent years, economic crises in Asia, Russia, Brazil, Argentina and other emerging markets have adversely affected the Mexican economy and could do so again. In 2002, inflation increased to 5.7% and GDP increased by 0.7% in real terms, as compared with 2001. In 2003, GDP showed a 1.3% year over year expansion in real terms, while the accumulated inflation rate was 4.0% . In 2004, GDP grew 4.4% year over year in real terms and accumulated inflation registered a 5.2% increase.

     Declines in growth, high rates of inflation and high interest rates in Mexico generally have an adverse effect on our business. During 2004, the world economy showed its second consecutive year of expansion, mainly impulsed by the growth experienced by the U.S. and Chinese economies, which have been the main catalysts of the world economy. In line with world macroeconomic trends, during 2004, the Mexican economy showed a more vigorous trend boosted by a positive performance of productive activities and components of aggregate demand. However, as seen in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could limit foreign investments in Mexico and adversely affect the Mexican economy. For example, if the Mexican economy falls into a recession or if inflation and interest rates increase significantly, our business, financial condition and results of operations could suffer material adverse consequences because, among other things, demand for our stores’ goods may decrease as consumers find it more difficult to pay for our products; similarly, demand for Banco Azteca’s products may decrease as clients find it more difficult to save money.

     During 2004, the U.S. economy continued its expansion, as most economic variables showed positive growth. Particularly, real GDP grew 4.4%, compared to 3.0% and 1.9% in 2003 and 2002, respectively. Personal consumption expenditures, gross private domestic investment, and imports grew 3.8%, 13.2% and 9.9%, respectively. Additionally, the unemployment rate for December 2004 was 5.4%, compared to 5.7% in the same month of 2003. However, if the U.S. economy were to enter into another recession in 2005, Mexico’s currency would likely be adversely affected, thereby resulting in a negative impact on our financial condition and results of operations.

     Depreciation of the peso relative to the U.S. dollar could adversely affect our financial condition and results of operations.

     Our sales volume may decrease following a significant devaluation or depreciation of the peso, as inflation increases cause consumers to spend less on our products and services. Although the value of the peso relative to the U.S. dollar has stabilized since 1998, any future depreciation or devaluation of the peso is likely to reduce our sales volume, which may have a material adverse effect on our results of operations.

     Declines in the value of the peso relative to other currencies increase our interest costs in pesos relative to our indebtedness denominated in such other currencies. Such declines could also cause us to register foreign exchange losses and could adversely affect our ability to meet our interest and principal obligations under our indebtedness. As of December 31, 2003, we had approximately US$275 million indebtedness denominated in U.S. dollars. Although we have redeemed in full this indebtedness in 2004, we may in the future incur additional non-peso-denominated indebtedness. The value of the peso has been subject to significant fluctuations with respect to the U.S. dollar in the past and may be subject to significant fluctuations in the future.

     Furthermore, a severe devaluation or depreciation of the peso may also result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert pesos into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal on our indebtedness. While the Mexican government does not currently restrict, and for many years has not restricted, the right or ability of Mexican or foreign persons or entities to convert pesos into U.S. dollars or to transfer other currencies out of Mexico, the government could institute restrictive exchange rate policies in the future. To the extent that there are currency fluctuations, they are likely to continue to have an effect on our financial condition, results of operations and cash flows in future periods.

     Although the value of the peso/U.S. dollar exchange rate has stabilized in recent years, it is possible that the peso will depreciate in value relative to the U.S. dollar in the future.

     High levels of inflation and high interest rates in Mexico could adversely affect our financial condition and results of operations.

     Mexico has experienced high levels of inflation in the past, although inflation rates have been moderate in recent years. The annual rate of inflation, measured by changes in the National Consumer Price Index, was 5.7% for 2002, 4.0% for 2003 and 5.2% for 2004. On December 31, 2004 the 28-day Cetes rate was 8.61% . High interest rates in Mexico may adversely affect our costs and thus our financial condition and results of operations.

     Political events in Mexico, including Congressional elections, could affect Mexican economic policy and our operations.

     Mexican political events may also significantly affect our operations and the performance of Mexican securities, including our securities. In the Mexican national elections held on July 2, 2000, Vicente Fox of the opposition Partido Acción Nacional (National Action Party or PAN) won the presidency. His victory ended more than 70 years of presidential rule by the Partido Revolucionario Institucional (the Institutional Revolutionary Party or PRI). Neither the PRI nor the PAN succeeded in securing a majority in the Congress or Senate.

     President Fox assumed office on December 1, 2000, and to date, there have been no changes in Mexico’s economic policies that would adversely affect our business. A change in economic policy, as well as currency instability, could have a material adverse effect on our business, financial condition, prospects and results of operations.

     We anticipate that presidential candidates of each party will be announced in late 2005, and as a result, political campaigns will start at that time for presidential elections in 2006. However, we do not expect these events to harm the main macroeconomic fundamentals, including GDP growth and inflation rates, although these events could cause slight volatility in exchange rates and interest rates.

     Structural reforms (such as tax, energy and labor reforms) are still pending and we cannot guarantee that they will be approved or that there will not be changes in Mexican monetary and fiscal policy that could negatively affect the Mexican economy and the results of our operations.

     Our business could be adversely affected by local acts of terrorism.

     In the event of acts of local terrorism, we could experience a significant business interruption if our stores and banking branches in Mexico are targeted. Such conflicts may cause damage or disruption in our ability to conduct our retail business and also to provide our banking and financial services on a daily basis. It is difficult to predict when acts of terrorism may occur or may terminate and to what extent these acts could affect our operating results.

d) Other Values

     Our shares trade on the New York Stock Exchange as GDSs. For more information see Item I. General Information - e) Significant changes in the Rights of equity registered in the National Equity.

     Additionally to filing annual and quarterly reports to the Mexican Stock Exchange, we file to the Securities and Exchange Commission (“SEC”) the forms 20-F (annually until 2003) and 6-K (quarterly) which includes the quarterly financial statements. The same Form 6-K is used for press releases. We have complied with the obligations established by the Stock Exchanges Regulations in which we are listed.

     On November 11, 2004 Grupo Elektra formally requested the listing of its shares on Spain’s Latibex Market, and began trading its stock on November 16, 2004 under the ticker "XEKT”. Latibex is the only international market dedicated to Latin American equities in Euros, and is regulated by the current Spanish Stock Exchange Market Laws. This market represents an ideal way to efficiently attract European investments in Latin American companies, as it allows investors from that region to buy and sell stock of the main Latin American companies through a unique market, with a unique operating system to contract and settle under one currency: the Euro. As a result, Latin American equities quoted on Latibex are traded and settled as any other Spanish equity. In addition, Latibex represents for Latin American companies a simple, efficient and transparent access to the European equities markets. Grupo Elektra’s ordinary shares, with full corporate and economic rights, trade in the same units traded in Mexico: one common share.

e) Significant changes in the Rights of equity registered in the National Equity

     Since the initial issuance of “L” Shares on December 13, 1993, the “L” Shares were traded on Subsection A of the Mexican Stock Exchange. Subsequent to the restructuring of our capital effected on July 12, 1994 (the “Share restructure”), the CPO replaced the “L” Share as the principal form of equity security of our company traded in Mexico. In December 1994, we completed a Level II listing in the form of GDSs on the NYSE which are traded under the symbol “EKT”.

     Our CPOs were traded on the Mexican Stock Exchange. Each CPO represented financial interests in, and limited voting rights with respect to, two “B” Shares and one “L” Share. On August 15, 1997, our shareholders approved a conversion of shares of 10 to 1 of our equity. Before October 3, 1997, date in which the conversion of shares became effective, each GDS was comprised of 2 CPOs. After and as of December 31, 2000, each GDS was comprised by 10 CPOs, as issued by the Fiduciary of the CPOs Trust. The GDSs are traded on the NYSE.

     On December 18, 2000, we completed the merger of Grupo Elektra into Grupo SyR, as a result of which all pre-merger Shares, CPOs and GDSs were technically replaced with identical numbers of post-merger Shares, CPOs and GDSs, with identical features, of Grupo SyR, which is now named Grupo Elektra. At December 31, 2000, 111,731,940 of our CPOs were represented by 11,173,194 GDSs.

     On April 18, 2002 the Board of Directors of Grupo Elektra approved a share restructuring plan converting all three of our classes of existing shares into a single new class of Common Shares. At an Extraordinary Meeting of holders of Series “A”, “B” and “L” Shares held on June 25, 2002, the holders approved the conversion of all three Series into a single series of Common Shares, with no par value, with full and equal voting rights, at a conversion ratio of 15 Shares (of Series “A”, “B” and “L” Shares) for each new Common Share. The share restructuring became effective on September 9, 2002.

     As consequence of our share restructuring, all three of our series of existing shares , “A”, “B” and “L” Series, together with our CPOs, were converted into a single new class of Common Shares at the following ratio:

  1 new Common Share = 5 old CPOs (representing 10 Series “B” Shares and 5 Series “L” Shares)

  1 new GDS = 20 old CPOs (representing 40 Series “B” Shares and 20 Series “L” Shares).

     As a result of the share restructuring, the Series “A”, “B” and “L” Shares and the CPOs were cancelled, and their listing on the Mexican Stock Exchange and the NYSE was cancelled. In addition, the CPO Trust Agreement with Banco del Atlántico, S.A. was terminated.

     As a result of the share restructuring, 288,630,604 new Common Shares were issued in exchange for (i) 1,495,024,470 Series “A” Shares, (ii) 2,347,018,555 Series “B” Shares and (iii) 487,416,030 Series “L” Shares.

     The conversion of Elektra’s Shares into a single class of Common Shares did not alter the economic rights of our shareholders. The conversion did, however, increase the voting rights of minority shareholders. The share restructure was implemented in order to improve the liquidity of our capital stock, eliminate disparities in the rights of our shareholders, and increase the fairness and the transparency of our equity structure, which we believe will allow the markets to better track and evaluate our per share performance.

     On December 31, 2004 we had 4,124,110 GDSs, which represented 16,496,440 Common Shares. As most of the GDSs are held by a nominee of The Depository Trust Company, it is not practicable for us to determine the number of GDSs or shares beneficially owned in the United States.

     On March 1, 2005 we canceled 4,339,440 repurchased Common Shares. This cancellation was made to free the capabilities of the repurchase fund to act and to help diminish the volatility of the share price in the event of stock over-hangs. This cancellation was ratified by our shareholders on March 31, 2005.

     On June 01, 2005 our shareholders approved among others the following resolutions: (i) To terminate the Company’s GDSs Program; (ii) To delist the Company from the New York Stock Exchange; and (iii) To deregistrate the Company from the Securities and Exchange Commission, if at any moment the Company fulfils with the US requirements. Additionally, in the same shareholders meeting, our shareholders approved among other, the termination of the Deposit Agreement governing our GDS program. On June 9, 2005, we notified the depositary of our GDS program, The Bank of New York (the “Depositary”), and the New York Stock Exchange (“NYSE”), of the termination of the Deposit Agreement and instructed the Depositary to (a) file with the Securities and Exchange Commission (the “SEC”) a Post-Effective Amendment to Form F-6 to reduce the number of GDSs registered there under to zero, (b) amend the Deposit Agreement to reduce to 60 days from the date of termination of the Deposit Agreement the period for the Depositary to sell the common shares held there under and, (c) notify GDS holders of such termination. We expect that the Depositary files the Post-Effective Amendment to Form F-6 and notifies GDS holders of the termination of the Deposit Agreement, which termination shall become effective 30 days after the date of such notice. On or after such termination date, GDS holders are entitled to receive the amount of common shares represented by GDSs and, if after such date, any GDSs remain outstanding, the Depositary will discontinue any transfers of GDSs. As a result of the termination of the Deposit Agreement, the NYSE is expected to suspend trading of the GDSs immediately after the termination date and file for the delisting of the GDSs with the SEC. We expect to file for deregistration of our GDSs and common shares with the SEC upon having fewer than 300 holders resident in the United States in accordance with United States federal securities laws. See Item I. “General Information -c) Risk factors - iv) Risks Related to our GDSs”.

     The following tables set forth, for the periods indicated, the reported high and low sales prices of our Common Shares on the Mexican Stock Exchange, and of our GDSs on the New York Stock Exchange. Prices have not been restated in constant currency units but have been restated to reflect the stock restructuring described above:

	Mexican Stock Exchange		New York Stock Exchange
	Nominal Pesos Per Common Share		US$ per GDS

	High	Low	High	Low

1999	47.30	19.00	19.87	7.00
2000	65.80	34.00	28.50	13.87
2001	51.00	22.00	21.25	9.10
2002	55.00	23.23	23.12	9.30

2003
First Quarter	25.89	20.27	9.90	7.42
Second Quarter	32.10	22.00	12.35	8.19
Third Quarter	39.60	32.00	14.56	12.25
Fourth Quarter	61.04	39.22	21.96	14.15

2004
First Quarter	74.94	49.81	26.76	18.39
Second Quarter	77.03	58.00	27.58	19.80
Third Quarter	77.47	63.31	26.97	23.21
Fourth Quarter	108.42	76.40	38.94	26.86

2005
January	100.77	91.00	35.90	32.60
February	96.3	93.17	34.67	33.55
March	99.99	88.61	35.91	31.50
April	89.60	77.44	32.00	27.99
May	80.60	75.55	29.20	27.35

June(1)	81.69	73.03	32.05	27.65

______________________________________
(1) Through June 24, 2005.

     On March 31st, 2005, at our annual ordinary shareholders’ meeting, the establishment of a reserve in our stockholders’ equity account in the amount of US$200 millions (Ps. 2,236 million) was approved by our shareholders for the repurchase of our stock, in accordance with rules established by the Comisión Nacional Bancaria y de Valores, the Mexican National Securities and Banking Commission (the “CNBV”). We may purchase our Common Shares on the Mexican Stock Exchange and our GDSs on the New York Stock Exchange at prevailing prices to the extent of funds remaining in this reserve account.

f) Destiny of funds

Not applicable.

g) Public Documents

     Upon application Grupo Elektra will provide for free written or oral information, including copies of any document or reports issued by the Company.

     Written, telephonical or e-mail applications shall be address to:

Grupo Elektra, S.A. de C.V. Av. Insurgentes Sur No. 3579, Torre 1, Piso 8 Col. Tlalpan, La Joya México, D.F. 14000 Tel. 1720-7000.

To:

Esteban Galíndez. Director of Finance & RI. Tel. +52 (55) 1720-7819 Fax. +52 (55) 1720-7822 egalindez@elektra.com.mx

     In addition, relevant information is also available electronically at www.sec.gov and at our website, www.grupoelektra.com.mx.

ITEM II. INFORMATION ON THE COMPANY

a) History and Corporate Reorganization

     Grupo Elektra is a corporation (sociedad anónima de capital variable) organized under the laws of the United Mexican States. Grupo Elektra was founded in 1950 as a Company specialized in radios’ manufacturing and in 1957 started as a retailer with the opening of our first Elektra store.

Our main offices are located at:

Edificio Parque Cuicuilco (Esmeralda) Insurgentes Sur, No. 3579 Col. Tlalpan La Joya Delegación Tlalpan 14000 México, D.F. México Tel: (5255) 17-20-70-00

     (i) History

     Grupo Elektra was founded in 1950, and expanded over the years to become a leading retailer in Mexico with significant operations in a number of other Latin American markets. On March 10, 1999, a syndicate of banks holding a majority equity interest in one of our biggest competitors in Mexico, Grupo SyR, S.A. de C.V. (“Grupo SyR”), together with certain individual shareholders of Grupo SyR, declared Grupo Elektra the winner of an auction to acquire a 94.3% equity interest in Grupo SyR. Grupo Elektra won the auction with a bid of approximately US$77.7 million.

     After the acquisition of Grupo SyR, Grupo Elektra initiated a corporate reorganization to take advantage of certain tax loss carry-forwards reported by Grupo SyR, and to make the corporate structure more efficient.

     On July 30, 1999, Salinas y Rocha (the principal operating subsidiary of Grupo SyR) spun off three operating companies: (i) Salinas y Rocha, (ii) Elektra Comercial, S.A. de C.V., and (iii) Elektrafin Comercial, S.A. de C.V.

     On November 12, 1999, Corporación Diprofin, S.A. de C.V. and Artículos Domésticos al Mayoreo, S.A. de C.V., subsidiaries of Grupo Elektra, merged with and into Grupo SyR.

     On December 8, 1999, Elektra, S.A. de C.V. and Elektrafin, S.A. de C.V., subsidiaries of Grupo Elektra, merged with and into Elektra Comercial, S.A. de C.V. and Elektrafin Comercial, S.A. de C.V., respectively.

     As a result of this corporate reorganization, Grupo Elektra owned 99.9% of Grupo SyR, which, at that time, had Elektra Comercial, S.A. de C.V., Elektrafin Comercial, S.A. de C.V., Salinas y Rocha and The One as its main operating companies.

     On December 18, 2000, Grupo Elektra merged with and into Grupo SyR. As a result, Grupo SyR, the surviving company, changed its name to Grupo Elektra, S.A. de C.V. and all of the operating companies, including Elektra Comercial, Elektrafin Comercial, Salinas y Rocha and The One were, at that time, its subsidiaries.

     On December 26, 2001, in a further internal reorganization, Elektra Comercial, S.A. de C.V., merged with and into Elektra del Milenio, S.A. de C.V. (formerly known as Grupo Hecali, S.A. de C.V).

     On September 30, 2003, Grupo Elektra initiated a minor corporate reorganization in order to make its corporate structure more efficient. As a result of this corporate reorganization, T.H.E. O.N.E., S.A. de C.V. merged with and into Elektra del Milenio, S.A. de C.V., and on that same date Elektra del Milenio, S.A. de C.V., spun off a new company: Elektra Trading & Consulting Group, S.A. de C.V.

     Finally, on December 28, 2003, Elektrafin Comercial, S.A. de C.V., merged with and into Elektra del Milenio, S.A. de C.V.

     (ii) Significant Subsidiaries

     The table below sets forth all of our direct and indirect significant subsidiaries and the percentage of equity of each subsidiary we owned directly or indirectly as of December 31, 2004.

	Percentage
Name of Company	Owned	Activity

Elektra del Milenio, S.A. de C.V., a Mexican corporation	99.9%	Retail
Salinas y Rocha, S.A. de C.V., a Mexican corporation	99.9%	Retail
Intra Mexicana, S.A. de C.V., a Mexican corporation	99.9%	Money Transfer Services
Mi Garantía Extendida, S.A. de C.V., a Mexican corporation	99.9%	Extended Warranty Services
Importaciones Electrónicas Ribesa, S.A. de C.V., a Mexican
corporation	99.9%	Retail
Inmuebles Ardoma, S.A. de C.V., a Mexican corporation	99.9%	Building Leasing
Elektra Centroamérica, S.A. de C.V. a Mexican corporation	99.9%	Retail
Banco Azteca , S.A. Institución de Banca Múltiple (Banco
Azteca ), a Mexican corporation	99.9%	Banking
Seguros Azteca, S.A. de C.V., a Mexican corporation	99.9%	Insurance
Afore Azteca, S.A. de C.V., a Mexican corporation	99.9%	Pension Fund Administrator
Compañía Operadora de Teatros, S.A. de C.V., a Mexican
corporation	99.9%	Building Leasing

Banco Azteca Panamá S.A., a Panamanian corporation.	99.9%	Banking
Seguros Azteca de Daños, S.A. de C.V., a Mexican
corporation	99.9%	Insurance

     On March 25, 2002, Grupo Elektra received the approval of the Mexican Ministry of Finance (“Secretaría de Hacienda y Crédito Público” or “SHCP”) to operate a bank under the name of Banca Azteca, S. A., Institución de Banca Múltiple (Banco Azteca), with a capitalization of Ps.248.83 million. Banco Azteca is a wholly owned subsidiary of Grupo Elektra.

     When Banco Azteca was organized, it was established in order to ensure a dependable and consistent source of financing for our customer receivables, which is an integral part of our retail strategy. Banco Azteca primarily exists for the purpose of providing credit and banking services, including sales credit and personal loans, mortgage lending, credit for entrepreneurs, consumer deposit-taking services, utilities payment services, currency sale and purchase, and Internet banking and payment services. The Bank also engages in home mortgage lending activities, and engages in a relatively low level of commercial lending activities. See “Banco Azteca.”

     On April 2002, we sold our equity interest in Elektra Dominicana, S.A., located in the Dominican Republic, for Ps.79.84 million, resulting in a loss of Ps.28.98 million.

     In the third quarter of 2002, we discontinued the operation of The One and Hecali stores, which were engaged in the sale of clothing and shoes. Of these stores 53 were converted to the Elektra format, 13 were converted to the SyR format and 31 were converted to the Bodega de Remates format. See “The One.”

     In the second half of 2002, we discontinued our operations in El Salvador.

     The revenues, costs and expenses of our subsidiaries located in the Dominican Republic and El Salvador, as well as those of The One and Hecali, are shown in our consolidated statements of income as discontinued operations. The financial information relating to their discontinued operations for prior years was reclassified for comparative purposes.

     On February 26, 2003, Grupo Elektra received final approval from the Ministry of Finance in Mexico to operate a Pension Funds Administrator in Mexico under the name of Afore Azteca, S.A. de C.V. with a capitalization of Ps.56.1 million and was also authorized to constitute, operate and administrate a company specialized in investing the resources managed by the Afore in Mexico under the name of Siefore Azteca, S.A. de C.V. with a capitalization of Ps. 4 million. Afore Azteca and Siefore Azteca are wholly owned subsidiaries of Grupo Elektra which began operations on a national level during the first quarter of 2003.

     On October 31, 2003, Grupo Elektra received final approval from the Ministry of Finance in Mexico to purchase a private insurance company in Mexico that was later renamed Seguros Azteca, S.A. de C.V. The Company acquired CIGNA Seguros, S.A. and its license to operate life, accident and health insurance. The transaction did not include the acquisition of any insurance portfolio in force or any liabilities. Seguros Azteca is a wholly-owned, non-restricted subsidiary of Grupo Elektra. Seguros Azteca began operations on a national level during the second quarter of 2004.

     Seguros Azteca, with a young and renewed vision, focuses on a population segment that has traditionally been ignored by the Mexican insurance industry. The product currently marketed by Seguros Azteca is Vidamax (life insurance), which is offered for a small extra weekly payment to all our clients who are granted a consumer, cash loan, or acquire a cell phone through a credit from Banco Azteca. The life insurance policies offered by Seguros Azteca are simple, and can be purchased at a low price. Additionally, our products focus on guaranteeing the fulfillment of our client's ideals regarding savings, education and support for their loved ones. The innovation and understanding of our clients are and will be a guide for designing our strategy. See “Seguros Azteca”.

     On November 24, 2004 we received a banking license from, the Superintendecia de Bancos de la República de Panamá (Panama’s Banking Commission, or “SBRP”) with a capitalization of US.$10 million Banco Azteca Panamá is a wholly-owned subsidiary of Grupo Elektra which began operations on March 1, 2005.

     (iii) Strategic Investments

CASA

     On March 26, 1996, we purchased 35.8% of the capital stock of Comunicaciones Avanzadas, S.A. de C.V. (“CASA”), a holding company through which our Controlling Shareholders own their interests in TV Azteca and Grupo COTSA, S.A. de C.V. (“Grupo COTSA”). CASA indirectly owns (through Azteca Holdings, S.A. de C.V., an intermediate holding company in which CASA holds an 90.0% equity interest) approximately 50.9% of the outstanding common stock of TV Azteca and 89.4% of the outstanding common stock of Grupo COTSA. We acquired our interests in CASA in exchange for capitalizing US$45.4 million of accounts receivable due to us from CASA and its subsidiaries, and paying US$62.2 million in cash, which CASA used to repay bank debt incurred in connection with the acquisition of interests in TV Azteca and Grupo COTSA. We acquired non-voting “N” Shares in CASA, together with the right to exchange such “N” Shares for 226.4 million CPOs of TV Azteca owned by Azteca Holdings This exchange right allows us to effectively exchange all of the CASA “N” Shares for shares representing approximately 7.6% of TV Azteca’s capital stock. Grupo Elektra may make such exchange, in whole or in part, at any time prior to March 26, 2006.

TV Azteca

     In July 1993, an investor group, including the Controlling Shareholders of Grupo Elektra, acquired a controlling interest in TV Azteca, one of Mexico’s two over-the-air television broadcasters. TV Azteca owns and operates two national networks, Azteca 7 and Azteca 13. These networks are comprised of 316 television transmission sites located throughout Mexico that broadcast programming at least 23.5 hours a day, seven days a week. Two hundred seventy-two of the network’s stations are repeater stations that solely rebroadcast programming and advertisements received from the Mexico City anchor stations. The remaining 44 network stations broadcast local programming and advertisements in addition to the programming and advertisements supplied by the anchor stations.

     TV Azteca is one of the two largest producers of Spanish-language television programming in the world and is the second largest television broadcasting company in Mexico based on audience and market share. TV Azteca has six principal wholly-owned subsidiaries comprised of one Delaware corporation, Azteca International, and five Mexican corporations: Televisión Azteca, S.A. de C.V. (“Televisión Azteca”), Producciones Exclusivas, S.A. de C.V., (“Producciones Exclusivas”), formerly known as Azteca Digital, S.A. de C.V. (“Azteca Digital”), Grupo TV Azteca, S.A. de C.V. (“Grupo TV Azteca”), TV Azteca Comercializadora, S.A. de C.V. (“TV Azteca Comercializadora”) and Red Azteca Internacional, S.A. de C.V. (“Red Azteca”). Azteca International is a U.S. company that operates the Azteca America Network, a Spanish-language television broadcasting network focused on the rapidly growing U.S. Hispanic market. Televisión Azteca and Azteca Digital own and operate all of TV Azteca’s broadcast assets, including the licenses to operate television transmitters, the Company’s transmission equipment and the Company’s headquarters and production studios in Mexico City.

     Azteca 7 Network

The Azteca 7 network primarily targets middle and upper income adults between the ages of 18 and 44. In 2004, TV Azteca produced 40.2% of the Azteca 7 network’s weekday prime-time programming hours and 22.1% of its total programming hours. The network’s programming consists primarily of news programs, game shows, sports broadcasts and major feature films. As of December 31, 2004, the Azteca 7 network reached 95% of all Mexican television households.

     Azteca 13 Network

The Azteca 13 network primarily targets middle income family viewers of all ages. In 2004, TV Azteca produced 98.6% of the Azteca 13 network’s weekday prime-time programming hours and 71.7% of its total programming hours. The network’s programming consists primarily of soap operas, reality programs, news programs, talk shows, musical variety programs and sports broadcasts, principally soccer.

     Soap operas are the most popular programming genre in Mexico and are a key factor in attracting the network’s target audience. In 2004, TV Azteca produced six soap operas which were among the top highest rated, regularly scheduled, prime-time programs on the Azteca 13 network. As of December 31, 2004, the Azteca 13 network reached 97% of all Mexican television households.

Todito.com

On May 9, 2000, we signed a five-year strategic alliance with Todito.com, an internet portal and marketplace for North American Spanish-speakers. Through our indirect shareholding in CASA, we indirectly own 25.4% of Todito.com. We also were granted options to acquire 3% of Todito’s capital stock, but we decided not to exercise these options and currently this option has ceased. See Item IV, “Management - b) Related Party Transactions and Interest Conflicts.”

Unefon

Through our indirect shareholding in Azteca Holdings, we indirectly own 9.1% of the outstanding shares of Unefon, a provider of wireless telephony services in Mexico. See Item IV, “Management - b) Related Party Transactions and Interest Conflicts.”

Biper (also known as Movil@ccess) and Iusacell

     We currently own, through our direct shareholding in Importaciones Electronicas Ribesa, 9.2% of the outstanding shares of Biper (also known as Movil@access), a Mexican company that provides wireless e-mail and traditional messaging services.

     On July 29, 2003, Movil@ccess acquired 74.6% of the total capital stock of Grupo Iusacell upon the conclusion of a tender offer for the entire capital stock of Iusacell. Iusacell is a Mexican provider of wireless telephony services.

COTSA

     On September 30, 1999, Inmuebles Ardoma, S.A. de C.V. (a wholly-owned subsidiary of Grupo SyR (now Grupo Elektra) acquired approximately 90% of the capital stock of Compañía Operadora de Teatros, S.A. de C.V. (“COTSA”) through the capitalization of Ps.369.6 million of accounts receivable due from COTSA. Before this acquisition, COTSA was a subsidiary of Grupo COTSA.

     On June 16 and 17, 2004, Grupo Elektra purchased from Grupo COTSA (a subsidiary of Azteca Holdings) and Azteca Digital (now Producciones Exclusivas, a TV Azteca subsidiary), the remaining capital stock of COTSA. Consequently, COTSA is a wholly-owned subsidiary of Grupo Elektra.

     The main assets of COTSA are 67 buildings, most of which were converted to Elektra stores. Of those properties, 50 are shared between Elektra and third parties, 7 properties are leased exclusively to third parties and the 10 properties remaining are pending for sale or lease.

b) Overview

     We are the largest specialty retailing, consumer finance and banking services company in terms of number of stores and revenues in Mexico and one of the largest in Latin America, with a significant presence in Peru, Guatemala and Honduras. As of December 31, 2004, we operated 1,007 retail stores, out of which 77 are located throughout Peru, Guatemala and Honduras. We believe that through our more than 50 years of operations we have established a leading brand name and market position with regard to all our major products in Mexico.

     We have developed a standardized system for operating our Grupo Elektra stores. The system includes procedures for information technology, inventory management, transaction processing, customer relations, store administration, merchandise display and consumer credit policies. As part of this effort, we have developed and maintain operating manuals outlining our procedures relating to maintenance, security and accounting.

     Our store operations are organized in operating areas. Our management structure provides that store managers generally report to regional managers, who report to division managers who, in turn, report to management at our headquarters in Mexico City.

     Our five store formats are: (i) Traditional Elektra stores, (ii) MegaElektra stores, (iii) Salinas y Rocha stores, (iv) Bodega de Remates, and (v) Elektricity stores.

     The traditional Elektra and MegaElektra stores sell brand name consumer electronics, white goods, small appliances and furniture targeting low and middle income segments of the Mexican and Latin American population. The Salinas y Rocha stores offer a line of products that is similar to those offered by the Elektra stores but are oriented to a higher socioeconomic bracket. The Bodega de Remates stores sell unadvertised bargains, repossessed and discontinued merchandise targeting lower income consumers.

     On October 1, 2003, Grupo Elektra began to manage and to operate Grupo Iusacell’s Customer Sales and Service Centers as a pilot-test of a new store format under the Elektricity brand. As a result of the positive response our customers showed for this type of format, Elektricity stores were no longer viewed as a pilot test, closing 2004 with a total of 34 stores. Elektricity caters to higher-income demographic groups of the population, specializing in state of the art technological products and advanced mobile communication products and services. During 2004, the Company efficiently leveraged the selling floor of the converted stores, and managed to attract other types of customers, different than those typically targeted by our traditional store formats. As of December 31st 2004, we operated 34 Elektricity stores throughout Mexico.

     An integral part of our overall business strategy is to provide consumer financial services to our customers that will enable them to more easily purchase our retail products and services. Among other things, we have provided consumer finance to customers under the “Credimax” trademark. Since December 1, 2002, Banco Azteca has offered consumer credit to our customers in Mexico under the “Credimax” trademark. Banco Azteca also offers Credimax Efectivo, a personal cash loan designed for customers to use in any way they want. Because these are often the only financing options available to the majority of our customers, we believe that our consumer financing services increase the number of potential customers and increase our existing customers’ loyalty and purchasing power, thereby increasing overall sales and providing low-risk financing income, which results in increased profitability. Currently, Banco Azteca’s product lines include consumer sales credit and personal loans, mortgage lending, credit for entrepreneurs, consumer deposit-taking services, utilities payment services, currency sale and purchase, and Internet banking and payment services. The Bank supports these main business lines through various other activities that are permitted under Mexican banking regulations, including investing in securities; issuing indebtedness; securities repurchase and reverse repurchase agreement transactions; financial factoring transactions and operations; securities trading; commodities and U.S. foreign exchange transactions; trust operations; leasing operations, and other banking and financial transactions. Banco Azteca’s primary distribution channel for its customer products and services is through a comprehensive network of in-store branches that are located in each of our Mexican stores, as well as 28 stand-alone branches and 397 kiosks in third-party locations throughout Mexico. In addition, Banco Azteca has entered into banking services agreements with a select group of third-party retailers to provide installment sales credit to customers of those retailers. In addition, we offer a variety of additional services, including telephony services pursuant to agreements with Telefonica MoviStar, Unefon and Iusacell, money transfer services, insurance services, photo products and processing services, extended warranty services and computer products. Our new variety of products includes our own branded PC Elektra, car-stereos and home-theatres. See “Additional Services.”

     (i) Our Company

Our Target Market

     Our target market is the middle class of Mexico and Latin America. In Mexico, we define the middle class as the 65% of the population that controls 71% of Mexico’s household income. The Mexican Association of Research Agencies (Asociación Mexicana de Agencias de Investigación de Mercados, “AMAI”) has performed studies dividing the Mexican population into demographic groups based on household income as indicated below as of December 31, 2004. These demographic groups have the following characteristics:

Demographic Group	Percentage of Total Population	Percentage of Elektra Stores’ Clients from the Total Population	Education	Occupation	Household Income per Month	Articles Owned
“A/B”	7%	0%	College education or more	Businessmen or executive officers of major companies	At least Ps.70,000.00	Luxury and new cars with insurance, VCR / DVD Player, Microwave oven, computers and cable television.
“C+”	13%	15%	College education	Businessmen or executive officers of medium-sized companies	From Ps.30,000.00 to Ps.69,000.00	Family or compact car, Microwave oven and washer.
“C”	17%	21%	High school	Government employees, store salesmen, technicians, Certified Blue collar employees, school teachers.	From Ps.10,000.00 to Ps.29,000.00	One compact car, telephone, stereo system, 2 televisions and VCR.
“D+”	35%	25%	Junior high school	Taxi drivers, Chauffeurs, Street vendors, Messengers, Collection staff.	From Ps.6,000.00 to Ps.9,000.00	One television, simpler stereo system, and 33% own VCR.
“D”	28%	39%	Elementary school	Manufacturing workers, Maintenance staff, Blue collar employees.	From Ps.2,000.00 to Ps.5,000.00	One television and a simpler stereo system.
“E”			Incomplete Elementary school	Informal employees.	Less than Ps.2,000.00	One television and a radio.

     Our stronghold for Elektra stores are the D, D+ and E groups. Elektra’s target market in those countries of Latin America in which we operate is determined according to similar criteria, modified as necessary based on the specific social and economic conditions of each country. The target market for our Salinas y Rocha stores are the C and C+ groups, and for the Elektricity format are the A, B and C+ groups. From this breakdown, we target all segments, from A to E.

Merchandise and Marketing

     Pricing Policy

     Our pricing policy is to offer products at cash prices that are competitive in our target market. In addition, we design our consumer credit services, now offered through Banco Azteca in Mexico, to provide our customers with financing for our products at an affordable weekly cost. Our marketing department monitors prices at competing stores and adjusts our cash and credit sales prices as necessary to keep them competitive. In some regions, individual store managers have the flexibility to match the prices of local competitors.

     Customer Service

     We believe that our commitment to customer service is a significant factor in providing us with a loyal and expanding customer base. Grupo Elektra offers a wide range of customer services, including, among others, a guaranteed 30-day repair service for consumer electronics and appliances and a supplemental, limited warranty on all of our products other than furniture. We also operate a state-of-the-

art customer service call-center that is open 365 days per year and staffed with approximately 80 agents. This call-center helps us deliver on our commitment to customer service.

     Advertising

     Our marketing strategy emphasizes nine factors to attract and retain customers: strong brands, easy access to credit, quality service, merchandise variety, convenient store locations, low prices, product availability, customer satisfaction and functional display formats. We reinforce our marketing strategy through an aggressive advertising program utilizing television, radio and in-store promotional circulars, all of which are designed and prepared by our in-house advertising department. We vary the volume and specific media of our advertising efforts to match the size and customer profiles of our markets. Our advertising programs are designed to (i) highlight our broad selection of quality and brand name merchandise, (ii) introduce new products, (iii) highlight the convenience of our credit plans, and (iv) publicize special promotions and events. We have supplemented our advertising strategy through the implementation of a direct marketing program using our customer database.

On March 25, 1996, Elektra and Televisión Azteca (“TV Azteca”) entered into a 10-year agreement pursuant to which TV Azteca agreed to air at least 300 advertising spots for Elektra per week, each spot for a 20 second duration, totaling 100 minutes per week or 5,200 minutes annually, during otherwise unsold airtime. In exchange for such television advertising time, Elektra agreed to pay TV Azteca US$1.5 million each year. Furthermore Elektra may buy extra unsold airtime. The agreement may not be terminated by TV Azteca, but may be terminated by Grupo Elektra, and we may also transfer our rights under this agreement to third parties. In 2002, 2003 and 2004, the Company incurred extra advertising expenses under this contract of Ps. 15.36 million , Ps. 18.09 million and Ps.19.54 million, respectively

     In December 1998, Elektra entered into a separate 5-year agreement pursuant to which TV Azteca agreed to air commercial spots for Elektra at discount rates based on the gross rating points assigned to the airtime chosen by Elektra for each commercial spot. At least 60% of the commercial spots must be aired during “prime” airtime, i.e. from 7:00 p.m. to midnight, and half of this 60% (30%) of all commercial spots must be aired during “late prime” airtime, i.e. from 9:00 p.m. to 11:00 p.m. The remaining 40% may be aired during airtime other than from 7:00 p.m. to midnight. Under this agreement Elektra determines each year how much airtime to purchase from TV Azteca for that particular year. Because we were able to satisfy our advertising requirements under our March 1996 agreement with TV Azteca, we purchased no airtime under this agreement since 2000. This agreement was not renewed upon termination.

     Since 2000, we have entered into additional advertising agreements with TV Azteca, pursuant to which TV Azteca will air commercial spots for us at rates based on the rating points assigned per program on TV Azteca’s channel 7 and channel 13. Elektra has paid TV Azteca under these agreements for the years 2002, 2003 and 2004 approximately Ps. 68.16 million, Ps. 87.73 million and Ps. 159.36 million, respectively.

     We believe that our in-house advertising department provides us with valuable cost savings. Our annual expenditures for advertising were 1.16%, 0.88% and 3.5%, of total revenues during 2002, 2003 and 2004, respectively. Approximately 67.0% of our advertising expenditures in 2004 were spent on television advertising, 0.5% was spent on radio advertising, and the remainder was spent on various other forms of advertising, including the printing of promotional brochures. We traditionally offer certain seasonal promotions on predetermined dates each year, including Christmas and Mother’s Day.

We believe our relationship with TV Azteca enhances our ability to perform our promotion strategy relative to other national and regional specialty retailers and to develop brand awareness of all our brands. See Item IV, “Management - b) Related Party Transactions and Interest Conflicts.”

     Suppliers

     Five of Elektra’s and Salinas y Rocha’s suppliers, Sony, LG Electronics, Grupo Mabe, Samsung Electronics and Whirlpool, together accounted for 54.5% of our aggregate purchases of merchandise in the year ended December 31, 2004. Out of this total, Sony accounted for 17.9%, LG Electronics accounted for 10.9%, Grupo Mabe accounted for 9.1%, Samsung Electronics accounted for 8.3% and

Whirlpool accounted for 8.2% . No other supplier represented more than 7% of our merchandise purchases.

Consumer Financing

     General

     An integral part of our overall business strategy is to provide consumer financial services to our customers that will enable them more easily to purchase our retail products and services. Because our target customers belong primarily to the segments of the Mexican population that typically have not had access to consumer credit, in the past we found the availability of an installment sales program to be an important factor in our customers’ purchasing decisions. We believe that by offering consumers our credit services through Banco Azteca, we will continue to build and consolidate our customers’ loyalty and increase overall revenues, thereby providing us with additional income from a relatively conservative credit portfolio.

     From 1957 until November 30, 2002, we provided an installment sales program to our customers in our Elektra stores which were financed through our Elektrafin subsidiary, and during that period we also introduced the same system in our other store formats. Since December 1, 2002, Banco Azteca has been the exclusive provider of consumer credit services in our stores in Mexico. In order to provide these services in a maximally cost-effective and efficient manner, Banco Azteca has opened a branch office in virtually all of our Mexican retail stores. See “Banco Azteca.”

     When we sell our merchandise on credit, we charge a fixed rate of interest that is determined at the time that the credit sale takes place. We believe that the rates and amounts of weekly payments charged to our customers are competitive with those of competitors who offer similar programs.

     The Company’s installment sales program is regulated by the Consumer Protection Acts of the countries where the respective customers are located, and Banco Azteca’s consumer credit services are subject to Mexican banking and financial services regulations. In Mexico, the Banking Regulation (Ley de Protección y Defensa al Usuario de Servicios Financieros) does not impose any ceiling on the interest rate a merchant may charge a consumer in an installment sale or in a consumer credit transaction. See “Regulations Affecting Banco Azteca.”

     The following table sets forth certain information concerning the consolidated installment sales program for all of our operations, including Banco Azteca:

	As of and for the Year
	Ended December 31,

	2002(5)	2003	2004

	(in millions of Ps. as of December 31, 2004)
Loan portfolio – net (at period end) (1) (6)	3,158.1	5,713.5	11,298.1
Installment sales as a percentage of merchandise revenues(2)	69.3%	68.7%	71.5%
Total number of open accounts (at period-end)(1)	2,271,903	2,876,508	3,407,739
Average balance per retail customer (Pesos)	1,390.1	1,986.3	3,315.4
Reserve for doubtful accounts after reduction for write-offs as a percentage of gross retail receivables after write-offs(3)	7.4%	7.1%	5.3%
Annualized weighted average cost of receivables financing(4)	11.1%	4.6%	4.3%

______________________________________
(1)	Net of allowance for loan losses.

(2)	Includes mark-up on installment sales.

(3)	Net of receivables securitization.

(4)	Includes factoring and unsecured bank debt used to finance the receivables.

(5)	In December 2002, Banco Azteca replaced Elektrafin in providing credit services at our stores in Mexico.

(6)	December 2002 figures include securitized receivables.

     Credit Approval

     Approval for consumer and personal loans are presently conducted through Banco Azteca. The approval process requires the customer to complete an application form, execute a credit contract and a promissory note, provide an official form of identification containing a photograph, a recent payroll receipt (or income tax payment receipt where an individual is self-employed), and evidence of home ownership, such as a receipt for property taxes. In addition, a second party is normally required to guarantee the promissory note if the customer does not meet the applicable financial requirements or does not own a home. In case the client does not have a recent payroll receipt or income tax payment receipt, the credit will or will not be granted depending on the results of the personal visit test. Banco Azteca investigates the customer’s and second party’s credit prior to delivering the merchandise. Generally, Banco Azteca will not grant the customer credit if the weekly payments would be in excess of 5% of the customer’s weekly gross income or 20% of the customer’s monthly gross income. Since there is no credit bureau in Mexico that reports on consumer credit (other than on more affluent consumers with credit cards), an employee of Banco Azteca personally visits the customer’s residence to confirm the accuracy of the credit application. Although these policies and procedures are generally applied throughout our retail sales network, store managers and credit managers have the discretion to deviate, within certain limits, from these policies when they find it is appropriate. The verification period usually takes less than 24 hours. If approved for credit, the customer makes weekly payments in cash at the store where he made the purchase.

     Approval for a pre-established credit line for consumer and personal loans (Línea de Crédito) are done based on the process previously described. The credit line is different for each customer and it is determined by the customers’ capacity to make weekly payments. Particularly, it is approximately 5% of the customer’s weekly gross income or 20% of the customer’s monthly gross income.

     In more than 50 years of operations, Grupo Elektra has been able to create a valuable information database of customers which is now used by Banco Azteca. Consumer credit services rendered through our stores are documented by credit contracts and fixed-term promissory notes with fixed weekly payments and stated interest, which vary depending on the product that is being purchased and the term in which it will be paid. These promissory notes provide for a penalty interest rate in the event that payments are not made when due. Such penalty interest is computed daily on the past due payments until the payments are current.

     Collections and Repossessions

     Our collection practices and repossession procedures in Mexico are now performed exclusively by Banco Azteca and are regulated under the Mexican Commercial Code, the Consumer Protection Act and the Mexican Civil Code. In Latin America, the collection practices and repossessions procedures are still performed by Grupo Elektra’s Elektrafin del Peru, Elektra de Guatemala, and Comercializadora EKT in Peru, Guatemala and Honduras, respectively, in each case through Credimax, and are regulated by each such country’s commercial, civil and consumer protection laws and regulations.

     The collection process is performed by the same credit executive that previously investigated the client, a practice that allows our personnel to get to know our clients better, and also to know where they live and where to locate them in case of a contingency. Our successful collection operations are supported by a sophisticated segmentation system implemented across the country, whereby the country is divided into six credit and collection divisions. These six divisions are, in turn, divided into 85 regional credit and collection divisions, each of which is in charge of 12 to 18 branches that collect and authorize credits.

Information Systems

     We have developed an in-house, state-of-the-art point-of-sale information system, which allows centralized real time seamless management of our inventory. Our management information systems utilize point-of-sale scanners at individual stores to generate real-time information on sales, gross margins, inventory tracking, replacement requirements, merchandise mix, expenses and current versus historical performance. This is a result of the link between the stores and headquarters. We use a system which provides real-time satellite communication between individual stores and our headquarters, which has improved the speed and efficiency with which merchandise is delivered from the distribution centers to the stores.

     This system facilitates the flow of information between our stores and from our stores to our headquarters, thereby improving distribution of merchandise and facilitating the expansion of the credit sales operations provided by Banco Azteca. We are continuously designing new systems and improving existing systems with an in-house team of approximately 300 software engineers. In addition to point-of-

sale systems, we are making a significant effort to improve distribution and logistics systems. These systems allow us to efficiently manage our distribution systems as well as the logistics and fulfillment of our store merchandise requirements. We have also established electronic data interchanges with the vast majority of our major suppliers to facilitate replenishment of inventory.

     Capital expenditures for information systems were Ps. 207.01 million in 2002, Ps. 409.61 million in 2003, and Ps. 700.3 million in 2004.

Our Strategy

     We expect to further increase our sales and profitability by capitalizing on our position as a leading distributor of electronics, telephones, white goods, basic household goods and services in Mexico and elsewhere in Latin America, by leveraging our distribution network and customer base to offer new financial products and services, as well as launching new ventures. Key elements of our strategy include:

     Mass Market Focus

     We provide affordable goods and services to our target market, which is a young and growing population that includes the majority of the population in Mexico and the other countries where we operate. The Mexican middle class, whom we have served for the past 50 years, is made up of approximately 71.5 million Mexicans. We primarily target young customers, who are establishing new households and are relying on Grupo Elektra for their furniture, consumer electronics, appliances and white goods through affordable weekly payments and high-quality financial products and services.

     Growth Strategy

     We believe that with 1,007 stores as of the end of 2004, we have reached the size and market exposure necessary to establish our leadership in the specialty retail sector in Mexico and in the countries of Latin America where we have a presence. In spite of this, we believe we can continue to grow in under-penetrated regions in Mexico, as well as the suburbs of large cities, including the Metropolitan area. Complementary to this strategy, we expect to close a number of stores which in the future do not achieve an acceptable profitability level. The keys to our growth strategy include:

     Investment in Technology

     We will continue to develop information and merchandise management systems that will allow us to achieve even more efficient management of our high-volume operations and to take full advantage of the satellite communications network that links most of our stores in real time.

•	Investment in our Employees. Both in our stores and through our state-of-the-art-training center, Centro de Diseño Instruccional, which offers actual store environments and multi- media computer equipment; we intend to continue to emphasize the individual responsibility of our employees while providing them with extensive training in our corporate standards of excellence. We also intend to continue to motivate our employees with career advancement opportunities and with cash bonuses, incentive programs and public recognition. We firmly believe that our workforce is an essential element in the future success of our business.

•	Exploiting the Benefits of Our Extensive Store Network. We intend to continue to exploit the benefits of our extensive store network with the introduction of new products and services. We develop products and services that we believe will best capitalize on our current retail and consumer finance competencies, while providing benefits to customers and increasing traffic in our stores.

     International Growth

     In 1997, we began to operate stores outside of Mexico. As of December 31, 2004, we operated 77 MegaElektra stores in Guatemala, Honduras and Peru. Grupo Elektra follows a “cookie-cutter” strategy through which it transports its store formats and marketing strategies to countries that have similar demographics to those of Mexico. As of December 31, 2004, international operations represented approximately 6.6% of our consolidated revenues.

     E-catalog

     We have in the past pursued certain opportunities to sell our products over the internet. We believe that internet sales are a natural extension of our existing “brick & mortar” business units. Our e-commerce efforts have focused on the same product lines as those found in our stores, but our catalog provides a wider selection of products within the same product lines. Currently, the only internet business that we engage in is our e-catalog business through which our customers can order our products from our “virtual store” through our on-line catalog. We believe that our e-catalog, if successful, will allow for more breadth within the existing product lines.

     Todito Aliance

     We have a strategic alliance with Todito.com, an internet portal and marketplace for North American Spanish-speakers. Our agreements with Todito allow us to sell virtual internet cards within our stores in exchange for a commission. This system no longer uses physical cards and only requires the customer to pay a specific amount in return for a receipt with a pass code to access the web. Grupo Elektra also provides Todito advertising within our stores in the form of banners, brochures and pamphlets and, in some cases, specialized Todito employees promote their products within our stores. Finally, all the computers sold at our stores include three months or a year of free Internet connection through Todito, depending on the specific equipment being purchased. See Item IV, “Management - b) Related Party Transactions and Interest Conflicts.”

     Customer Loyalty

     We want to attract young Latin American consumers with affordable products at Elektra, Salinas y Rocha, Bodega de Remates and Elektricity and over the years, as they mature and their preferences and incomes change, we expect to retain them as customers. In addition to providing credit to support the purchasing habits of our target market, we have developed loyalty programs, such as “Cliente Express”, which is aimed to reward frequent users of our local money transfer service (Dinero Express) and encouraging future use of such services; and “Tarjeta Credimax” a loyalty program that accumulates points as the number of transactions increases and with early payments.

     Investment in Advertising and Publicity

     We invest in advertising and publicity to achieve further consumer recognition and deeper market penetration, in particular, through television advertising on TV Azteca, our affiliate.

     Branding

     We have implemented a program called “Building Strong Brands”, which focuses on enhancing our brand names. The program consists of several strategies. One such strategy is developing individual brand philosophies and concepts that underline our core values (closeness to the consumer, loyalty, trendiness and trust-worthiness). We have trained our top executives to better understand the importance of “branding” and we continue to do so.

     (ii) Distribution Channels

ELEKTRA

Stores

     In Mexico and Latin America, we operate 897 stores in which we offer a broad range of internationally-recognized brand name consumer electronics, small appliances, white goods and household furniture. Of these 897 stores, 820 are located in Mexico, comprised of 333 “Traditional” Elektra stores, 83 operated under our “Bodega de Remates” outlet format, 404 “MegaElektra” superstores, and 77 are located in Peru, Honduras and Guatemala, all of which are MegaElektra superstores.

     Our traditional Elektra stores have an average size of 8,000 square feet. In 1992, we introduced our MegaElektra superstore format. Since 2003, we have increased the size of the MegaElektra format to 13,000 feet. The MegaElektra format allows us to increase our on-site inventory levels, increase the amount of floor space dedicated to our higher margin furniture product line, take advantage of certain economies of scale and lower our out-of-stock position. Each of the MegaElektra stores offers approximately 724 SKUs, while each traditional Elektra store typically offers approximately 500 SKUs. In our expansion plan for 2004 and onwards, all the new Elektra stores were constructed under the Mega Elektra format.

Property, Plant & Equipment

     The following table sets forth information with respect to the value of our property, plants, furniture, equipment and investment in our stores, as of December 31, 2004:

	As of and for the Year Ended December 31, 2004
			(in millions of Ps.)
			Assets owned
Category			Net Book Value
			Central and
		Mexico	South America			Total
Land	Ps.	989.13	Ps.	4.46	Ps.	993.59
Buildings		669.82		3.0		672.82
Investment in stores		1,389.67		109.5		1499.19
Computer equipment		862.33		27.8		890.12
Communication equipment		149.27		10.9		160.13
Transportation equipment		355.38		6.5		361.87
Furniture and fixtures		455.69		41.6		497.27
Machinery and equipment		160.66		12.2		172.82
Total	Ps.	5,031.95	Ps.	215.86	Ps.	5,247.80

______________________________________
(1) Included in total fixed assets.

Merchandise and Marketing

     Merchandise Selection

     We offer our products at several different price points with the greatest inventory depth at the middle to low price levels. In addition, we sell Elektra-brand products at prices that are generally lower than the internationally-recognized brand name products that we sell in the same product category, although the quality of Elektra brand products is equal to that of the brand name products. Consumer electronics, which consist of video and audio equipment, constitute our leading product category. We purchase the products that we sell from various domestic and international suppliers.

     Purchasing

     An important element of our marketing strategy is our ability to offer a wide selection of brand name products to our customers. We currently have a network of approximately 410 suppliers for our electronics, appliances and furniture products. Approximately less than 1% of total units sold at Grupo Elektra’s stores are imported. We have developed strong relationships with both the world’s major suppliers of electronics and household appliances and well-established local manufacturers of furniture and household goods. We always maintain an offering of our product lines through a variety of vendors.

     Customer Service

     Among the customer services we offer is a guaranteed 30-day repair service for our consumer electronics and appliances. During the period of repair, principal and interest payments on our products are suspended. We also supplement the manufacturer’s warranty with a limited warranty that provides a minimum of 12 months of warranty coverage on all of our products except furniture (which carries a 90-day warranty on materials and workmanship) and 18 months of warranty coverage on most televisions and major appliances. See “—Additional Services—Extended Warranties.” During 2004, we sold 480,826 extended warranty policies. We also offer a 30-day refund and exchange policy on all of our products and operate a state-of-the-art customer service call center in Mexico that allows us to respond to customer inquiries and needs.

Consumer Financing

     Elektra customers can obtain consumer financing from Banco Azteca to pay for the merchandise we sell in our stores. These consumer finance loans are repaid on a weekly basis for a period ranging from 13 to 104 weeks.

     Elektra’s total installment sales and sales financed through Banco Azteca in 2004 represented 67.0% of our consolidated merchandise sales. As of December 31, 2004, the more 65-week plan sales represented 12%, the 65-week plan sales represented 23%, the 53-week plan sales represented 42%, the 47-week plan sales represented 1%, the 43-week plan sales represented 2%, the 39-week plan sales represented 11%, the 26-week plan sales represented 7% and the 13-week plan sales represented 2% of the total amount of Elektra’s installment sales and sales financed through Banco Azteca.

     During 2004, Elektra promoted the 91 and 104-week plan (which has a higher rate of mark-up or interest than our other plans) in an effort to increase our margins. As a result, the average payment term was 53 weeks as of the end of 2004. We expect this trend to continue during the first half of 2005.

ELEKTRA IN MEXICO

Stores

     At December 31, 2004, we operated a total of 820 Elektra stores in Mexico, including 333 MegaElektra superstores, 404 traditional Elektra stores and 83 of which are operated as Bodega de Remates outlet stores. As of December 31, 2004, the total store area of Elektra stores in Mexico was 6,544,240 square feet, which reflects a 9.4% compound annual growth rate since 2000. At December 31, 2004, we owned 107 Elektra stores and leased 713 Elektra stores under one-year leases that typically allow us to renew such leases automatically for up to nine successive years.

     The following table sets forth certain statistics for traditional Elektra and MegaElektra stores in Mexico as of December 31, 2004:

	Traditional	Bodega de
	Elektra	Remates	Mega	Total

Number of stores	333	83	404	820
Aggregate store area (square feet)	2,273,815	470,092	3,800,332	6,544,240
Number of store employees(1)	4,262	459	2,736	7,457

______________________________________
(1) Does not include corporate or credit and collections staff.

     Locations

     We operate Elektra stores in all 31 Mexican states and the Federal District. The following table sets forth information with respect to the distribution of our traditional and MegaElektra stores in Mexico as of December 31, 2004:

	Number of Stores				Store Area (square feet)(1)

				% of
		Bodega de		all		Bodega de		% of Total
Zone	Traditional	Remates	Mega	Stores	Traditional	Remates	Mega	Sales Areas

Mexico City(2)	88	29	103	26.8	622,479	182,206	1,011,760	27.8
Metro-North-Bajio.	15	3	12	3.6	107,949	13,180	105,880	3.5

	Number of Stores				Store Area (square feet)(1)

				% of
		Bodega de		all		Bodega de		% of Total
Zone	Traditional	Remates	Mega	Stores	Traditional	Remates	Mega	Sales Areas

Metro-South-
Center	28	7	41	9.2	229,398	45,432	347,831	9.5
Northeast Frontier	36	5	59	12.2	224,054	23,413	575,383	12.6
Pacific Frontier	45	12	66	15.0	302,744	54,453	649,582	15.4
West-South	61	16	53	15.8	423,267	95,903	515,669	15.8
Southeast	60	11	70	17.2	363,925	55,506	594,228	15.5
Total	333	83	404	100.0%	2,273,815	470,092	3,800,332	100.0%

______________________________________
(1)	Based on total surface area of each store.

(2)	Includes the metropolitan area.

     Expansion Plan

     In 2005, we expect to open approximately 24 additional Elektra stores, to remodel 11 stores, and relocate 5 other. In our expansion plan from 2004 onwards, all the new Elektra stores are built under the Mega Elektra format. Additionally, we built three new distribution centers of approximately 19,685 sq. feet each, in Ciudad Juárez, La Paz and Nuevo Laredo, México.

     The average cost of opening a new Elektra store in Mexico, including Banco Azteca’s in-store branches, is approximately Ps. 10 million, excluding the cost of inventory and real estate. The average time required to set up a new store is approximately 10 to 12 weeks. Some Elektra stores (now MegaElektra stores) use standardized modular racking, tiles, lighting and equipment. The modular design of these new stores allows us maximum flexibility, as they are ready for immediate delivery, are easy to transport, complete relocatable, are simple to erect and expandable to any length.

     Elektra stores are typically located in Mexico’s middle class neighborhoods. Criteria for the location of an Elektra store usually include pedestrian traffic of at least 200 persons per hour during peak hours for a traditional Elektra store and 250 persons per hour during peak hours for a MegaElektra store. We also consider automobile traffic in selecting store sites, although we believe that the majority of Elektra consumers walk to our stores or travel to the store by public transportation. We have in the past located our new stores primarily in the major metropolitan areas of Mexico. However, as the Mexican population outside the major metropolitan areas continues to increase rapidly, we believe that it will become increasingly important to locate stores in small-to-medium sized population areas of the country.

     We continuously evaluate our Elektra stores and close those stores that do not meet our performance targets. We generally negotiate provisions in our leases for Elektra store locations that permit us to terminate our leases on three months’ notice.

     The following table provides a history of our traditional and MegaElektra stores in Mexico since 2001:

	2001	2002	2003	2004

Traditional Stores:
Number of stores open at beginning of period	179	177	221	231
Number of new stores opened	0	44	25	104
Number of stores converted to MegaElektra stores	0	0	0	0
Number of stores closed	(2)	0	(15)	(2)

Number of Traditional stores open at end of period	177	221	231	333
Bodega de Remates Stores:
Number of stores open at beginning of period	53	61	93	88
Number of new stores opened	8	33	4	0
Number of stores closed	0	(1)	(9)	(5)

Number of BdeR stores open at end of period	61	93	88	83
MegaElektra Stores:
Number of stores open at beginning of period	366	391	411	406
Number of new stores opened	28	21	0	0

	2001	2002	2003	2004

MegaElektra Stores:
Number of stores opened by conversion of Traditional stores	0	0	0	0
Number of stores closed	(3)	(1)	(5)	(2)

Number of MegaElektra stores open at end of period	391	411	406	404
Traditional Stores and MegaElektra Stores:
Number of stores open at beginning of period	598	629	725	725
Total number of stores open at end of period	629	725	725	820

Store Operations

     Our store operations in Mexico are organized into six geographic areas. These areas contain 9 to 13 geographical regions, with each region consisting of 9 to 28 stores. Our management structure provides that store managers generally report to regional managers, who report to area managers who, in turn, report to management at our headquarters in Mexico City.

     Elektra stores in Mexico are open every day of the year, from 9:00 a.m. to 9:00 p.m. A typical, traditional Elektra store is staffed by a full-time manager and six sales support personnel, one Banco Azteca manager or responsible, two financial services managers and three cashiers. A typical MegaElektra store has the same staff composition except that the number of sales and support employees, including Banco Azteca’s employees, ranges from 15 to 20, depending on the size of the store.

Merchandising and Distribution

     Our centralized merchandising and buying group for Mexico consists of a staff of 76 buyers. Our buyers are assisted by a sophisticated management information system that provides them with current inventory, price and unit sales information by SKU, thus allowing us to react quickly to market changes and to avoid inventory shortages or surpluses. Our centralized purchasing system enhances our buying power and increases our ability to obtain favorable pricing and delivery terms from our suppliers.

     We currently distribute products to our Elektra stores from a 214,352 square foot warehouse and distribution facility located in Mexico City with satellite distribution centers in Guadalajara (200,004 sq. ft.), Lerma (112,859 sq. ft.), Hermosillo (108,970 sq. ft.), Monterrey (90,869 sq. ft.), Puebla (81,074 sq. ft.), Nuevo Laredo (58,609 sq. ft.), Cd. Juarez (55,670 sp. Ft.), Tijuana (54,056 sq. ft.), La Paz (52,947 sq. ft.), Cancún (11,098 sq. ft.) and Villahermosa (10,506 sq. ft.). Deliveries to Elektra stores are made primarily by contract trucking carriers, although Grupo Elektra has a small number of trucks at each distribution center for movement of merchandise between stores and for special delivery requirements. Management believes that our distribution centers and support facilities significantly reduce freight costs and delivery time by providing warehouse space relatively close to our stores and that our distribution network will be a key element of our e-catalog business.

     Quality Control

     We operate a quality control centralized laboratory at our Mexico City distribution center, which conducts random testing of products and approves new products as part of our ongoing effort to ensure the quality of the products we sell. Once these products are approved by the centralized laboratory, they are then distributed to the other distribution centers and then to the stores.

Consumer Financing

     Grupo Elektra used to finance its installment sales program through its Elektrafin subsidiary. However, in December 2002, Banco Azteca began providing installment sales and consumer credit services at all Elektra stores.

     The following table sets forth certain information concerning the installment sales program and consumer credit service of Elektra’s operations in Mexico:

		As of and for the year
		ended December 31,

	2002(5)	2003	2004

	(in millions of Ps. As of December 31, 2004)
Loan portfolio – net (at period end)(1)(5)	Ps.1,802.7	Ps.52.3	Ps. 1.3
Installment sales as a percentage of merchandise revenues(2)	69.2%	57.2%	54.0%
Total number of open accounts (at period end)(1)	693,750	63,421	3,974
Average balance per retail customer (Pesos)	Ps.2,598.5	Ps. 823.7	326
Reserve for doubtful accounts after reduction for write-offs as a
percentage of gross retail receivables after write-offs(3)	61.2%	31.5%	86.0%
Annualized weighted average cost of receivables financing(4)	11.06%	0.0%	0.0%

______________________________________
(1)	Net of receivables securitization and net of allowance for loan losses.

(2)	Includes mark-up on installments.

(3)	Net of receivables securitization.

(4)	Includes factoring and unsecured bank debt used to finance the receivables.

(5)	In December 2002, Banco Azteca replaced Elektrafin in providing credit services at our stores.

ELEKTRA IN LATIN AMERICA

General

     In April 1997, we began our electronics, appliances and furniture retail operations in Latin America through the opening of four stores in Guatemala. This was the first step of our expansion process outside Mexico and into Guatemala, El Salvador, Honduras, the Dominican Republic and Peru.

     On April 19, 2002, we sold our equity interest in Elektra Dominicana, S.A. for Ps. 79.8 million, resulting in a loss of Ps. 28.9 million. Operations of Elektra Dominicana, S.A. de C.V. are included in our statement of income as discontinued operations.

     In the third quarter of 2002, we began the process of discontinuing our operations in El Salvador. This process was completed in December 2002. Operations in El Salvador are included in our statement of income as discontinued operations.

     At December 31, 2004, we operated 77 Elektra stores outside of Mexico, reflecting an increase of eleven stores from 66 stores as of December 31, 2003. The total store area of these Elektra stores was in excess of 675,825 square feet. We owned one of these Elektra stores and leased the others under mid-term leases that typically contain terms from five to ten years.

     We believe that our strengths in management, installment sales program and marketing expertise, technological infrastructure and merchandising will enable us to compete successfully in various markets in Latin America and, over time, become a leading competitor in the region.

     For our operation in Latin America, we have established in each of the three countries in which we have established at least one corporation organized under the laws of that country. Most of these corporations are owned by Elektra Centroamérica, S.A. de C.V. (a subsidiary of Grupo Elektra), which is organized under the laws of Mexico.

Target Market

     The target market for our international retail operations is similar to the target market for our domestic retail operations. The profile of the “typical” customer for our international operations is that of a person who is employed or is self-employed and owns his or her home, but does not own a car and therefore shops in his neighborhood or at locations served by public transportation.

     The populations in the Latin America countries (other than Mexico) in which we currently operate—Guatemala, Honduras and Peru—are young. According to the Latin American Demographic Center approximately 50% of the population of these countries is less than 24 years of age. We estimate that over 70% of the population of these countries is in the middle class, as we define it, with our stronghold being represented by the lower middle class.

Stores

     The following table sets forth certain operating statistics for our Latin America Elektra stores (outside Mexico) as of December 31, 2004:

	Guatemala	Honduras	Peru

Number of stores	36	18	23
Aggregate store area (square feet)	323,225	169,196	183,404
Number of store employees(1)	456	199	306
Average selling space (square feet)	8,978	9,400

______________________________________
(1) Exclusive of corporate and collections staff.

     In addition to these stores, as of December 31, 2004, we had one distribution center in each of the countries in which we operate (i.e., Guatemala, Honduras and Peru).

     The following table sets forth information regarding the distribution centers from which Grupo Elektra distributes products to its international Elektra stores in Guatemala, Honduras and Peru:

Country	Warehouse Location (City)	Warehouse Area (Sq. feet)

Guatemala	Guatemala City	62,215.9
Honduras	San Pedro Sula	23,680.6
Peru	Lima	53,829.3

     Expansion Plan

     In 2004, we anticipate opening 2 stores in Guatemala, 6 in Peru and 4 stores in Honduras. See “Item II. Information on the Company –– b) Overview — Our Strategy.”

     The average cost of opening a new international Elektra store has been approximately U.S.$863,000, excluding the cost of inventory and real estate. The average time required to set up a new store is approximately three months.

Store Operations

     The management structure for our international operations provides that store managers report directly to management at our headquarters, which is usually located in each country’s capital (with the exception of Honduras, where our headquarters are located in the town of San Pedro Sula instead of the capital, Tegucigalpa).

     Our international Elektra stores are open every day of the year, except New Year’s Day, usually from 9 a.m. to 9 p.m. A typical international Elektra store has the same staff composition as a MegaElektra store in Mexico. See “—Elektra—Elektra in Mexico—Store Operations.”

Merchandise and Marketing

     Purchasing and Distribution

     The centralized merchandising and buying group for our international retail operations consists of a staff of 5 buyers who purchase substantially all electronics, appliances and household furniture merchandise for the Elektra stores outside of Mexico. All electronics and appliance merchandise is purchased for each respective country from local suppliers of brand name consumer electronics and from suppliers of major appliances such as Mabe, Sony, LG Electronics and Whirlpool. Household furniture, such as living room furniture, complete kitchen units, dressers and mattresses are purchased in each country from local suppliers, whereas bedroom furniture, dinettes, tables and chairs are generally purchased from Mexican suppliers.

     Currently, we distribute products to our international Elektra stores from a leased central warehouse located in each country. Deliveries to Elektra stores are made primarily by contract trucking carriers.

     The computerized management information system we developed for our Mexican Elektra operations has been adapted to meet the various subtle differences in terminology in each country as well as the unique tax requirements. The system provides real-time satellite communication among the individual Elektra stores, each country’s company headquarters and our main headquarters in Mexico City.

     Our policies for our international retail operations with regard to pricing, customer service and advertising are substantially the same as those applied to our operations in Mexico. See “—Elektra—Elektra in Mexico—Merchandising and Distribution.” One difference, however, is that every international Grupo Elektra store has an Express Service stand that offers the customer a fast repair service for small appliances and consumer electronics.

     Installment Sales

     Total installment sales in 2004 represented 65.1% of our total sales in our international operations.

     The following table shows certain information relative to our installment sales program for our Latin American operations.

	As of and for the year ended December 31, 2004

	(in millions of Ps. as of December 31, 2004)
	Guatemala	Honduras	Peru

Accounts receivable retail customers – net (at period end)	Ps.193.9	Ps.170.4	Ps.202.4
Installment sales as a percentage of merchandise revenues(1)	56.39%	70.64%	72.86%
Total number of open accounts (at period-end)	103,761	61,614	112,973
Average balance per retail customer (in Pesos)	Ps1,870	Ps.2,771	Ps.1,792
Reserve for doubtful accounts as a percentage of gross retail
receivables	10.09%	4.40%	4.0%
Cost of receivables financing(2)	4.5%	8.0%	2.6%

______________________________________
(1)	Includes mark-up on installment sales.

(2)	In Latin America, credit is financed through our operations. For this reason, the cost of receivables financing is measured by the opportunity cost of money measured by each country’s interest rate. Source: Banco de Guatemala, Banco Central de Honduras and Banco Central de Reserva del Perú.

SALINAS Y ROCHA

Acquisition of Grupo SyR

     On March 10, 1999, a syndicate of banks holding a majority equity interest in Grupo SyR, together with certain individual shareholders of Grupo SyR, declared us the winner of an auction to acquire a 94.3% equity interest in Grupo SyR. At the time of its acquisition by Grupo Elektra, Grupo SyR was a holding company whose principal subsidiary, Salinas y Rocha, was engaged in the sale of furniture, household goods and clothing. In connection with this acquisition, we acquired tax losses of Grupo SyR of approximately US$385.5 million, with a tax effect benefit of US$135 million. Throughout the last three quarters of 1999, we consolidated the 86 traditional Salinas y Rocha stores into Grupo Elektra, sold 10 department stores to El Puerto de Liverpool, S.A. de C.V. (“Liverpool”), and converted the remaining department store into a Salinas y Rocha superstore. On December 18, 2000, Grupo Elektra merged with and into Grupo SyR, which, as the surviving entity, changed its name to Grupo Elektra, S.A. de C.V.

     Our management believes that the acquisition of Grupo SyR has resulted in an increase in the competitiveness and profitability of both the Elektra and Salinas y Rocha chains of stores. Since their acquisition by Grupo Elektra, the Salinas y Rocha operations have experienced a positive turn-around.

Our management has restructured Salinas y Rocha by reducing costs, creating more efficient operations and introducing systems and business strategies proven in Elektra operations. Some stores and real estate have been sold, and the remaining stores have been remodeled. In addition, we have reduced the Salinas y Rocha workforce while imposing efficiencies by introducing store operations similar to those employed by Elektra.

     Strength of Retail Brand Name

     The “Salinas y Rocha” brand name enjoys strong national recognition among Mexico’s middle class. The acquired stores, which continue to operate under the Salinas y Rocha name, specialize in sales of furniture and home appliances and cater to a demographic group with more purchasing power than the traditional Elektra customers. As a result, we are increasing our penetration of a higher income sector. While Elektra has typically been associated with easy access and affordability, Salinas y Rocha is recognized as a lifestyle brand name.

     Opportunities for Creating New Value in Salinas y Rocha

     We have successfully introduced a number of our banking and financial products and services in Salinas y Rocha stores, including the consumer credit services offered by Banco Azteca at Elektra stores. In addition, we have increased our television advertising efforts in order to promote products offered in Salinas y Rocha stores. As a result, management believes that the expanded variety of products offered at Salinas y Rocha stores should result in higher levels of sales and customer satisfaction.

Target Market

     The target market of Salinas y Rocha’s traditional stores is the Mexican middle and upper-middle class or consumers with household income between US$10,000 and US$69,000 per year and between US$70,000 at least per year, respectively. Salinas y Rocha’s target market is therefore more affluent and has more purchasing power than Elektra’s traditional target market, the Mexican lower-middle and middle classes.

     The Salinas y Rocha brand name is highly recognized among the middle socioeconomic segments of the Mexican population. Regardless of the financial difficulties experienced by Grupo SyR prior to its acquisition by Grupo Elektra, the name Salinas y Rocha is still associated with broad selection, quality and accessibility.

Property

     As of December 31, 2004, Salinas y Rocha leased 59 stores and owned 17 stores.

Merchandise

     Salinas y Rocha stores sell a combination of electronic goods, small appliances, white goods and furniture. Furniture provides larger profit margins than electronics and appliances. As a result of the fact that Salinas y Rocha stores sell a higher percentage of furniture (approximately 25.3% of Salinas y Rocha’s total sales) relative to the percentage of furniture sold in Elektra stores (approximately 18% of Elektra’s total sales), the potential consolidated gross margins for Grupo Elektra could be enhanced.

Consumer Financing

     Since 1936 and until Grupo SyR’s acquisition by Grupo Elektra, Salinas y Rocha offered in-store credit to its customers through a Salinas y Rocha credit card, which could be used to purchase merchandise at any Salinas y Rocha store. These credit operations were managed by regional credit centers, as opposed to the individual store supervision conducted by Elektra stores. When we acquired Grupo SyR, Salinas y Rocha discontinued its credit program and implemented an installment sales program carried out through “Elektrafin,” which continued until December 2002. This program was identical in all significant respects to the installment sales program conducted at Elektra stores, except that payments were made biweekly.

     In December 2002, Salinas y Rocha discontinued its installment sales program and Banco Azteca began providing consumer credit services to Salinas y Rocha’s customers.

     Salinas y Rocha stores currently provide to customers a choice of a cash price or an alternative biweekly credit purchase price through Banco Azteca’s credit program. Salinas y Rocha customers can choose to pay the loan given by Banco Azteca for the purchase of the merchandise we sell in our stores on a biweekly basis for periods of 13, 26, 39, 53 or 65 weeks. During 2004, Salinas y Rocha’s credit sales mix was 53.7% credit and 46.3% cash.

     The following table sets forth, as of December 31, 2004, certain information regarding Salinas y Rocha’s installment sales and credit consumer service operations under our ownership:

	As of and for the year
	ended December 31,

	2002(4)	2003	2004

	(in millions of Ps. as of December 31, 2004)

Accounts receivable retail customers (at period end)(1)	0.8	0.11	----
Installment sales as a percentage of merchandise revenues(2)	62.4%	49.7%	----
Total number of open accounts (at period end)	301	208	----
Average balance per retail customer (in Pesos)	2,703.5	507.2	----
Reserve for doubtful accounts after reduction for write- offs as a percentage of gross retail receivables before write-offs	61.2%	83.4%	----
Annualized weighted average cost of receivables financing(3)	11.1%	0%	----

______________________________________
(1)	Net of allowance for doubtful accounts.

(2)	Includes mark-up on installment sales.

(3)	Includes factoring and unsecured bank debt used to finance the receivables.

(4)	In December 2002, Banco Azteca replaced Elektrafin in the provider of consumer credit services at our Salinas y Rocha stores.

     Credit Approval and Collection

     Prior to Grupo Elektra’s acquisition of Grupo SyR, Salinas y Rocha’s credit approval and collection procedures were conducted through regional credit centers, each of which was responsible for the implementation of these procedures for a number of Salinas y Rocha stores. After Grupo Elektra’s acquisition of Salinas y Rocha, the operations of its regional credit centers were discontinued. Since December 2002, when Banco Azteca began to provide consumer credit services, credit approval and collection procedures of Salinas y Rocha’s credit sales are conducted by Banco Azteca’s credit managers, investigators and collectors located in each Salinas y Rocha store. In addition, credit approval and collection procedures are the same to those of Elektra’s credit sales financed through Banco Azteca, except that Salinas y Rocha offers customers biweekly credit sales.

THE ONE

     The One was our chain of clothing stores. In the third quarter of 2002, we discontinued the operation of The One stores. Of these stores, 53 were converted to the Elektra format, 13 were converted to the SyR format and 31 were converted to the Bodega de Remates format.

Stores

     At December 31, 2002, there were no The One stores in operation.

Sales

     For the years ended, December 31, 2001 and 2002, The One stores generated sales of Ps.714.4 million and Ps.340.9 million, respectively.

Merger

     On September 30, 2003, Grupo Elektra initiated a corporate reorganization in order to make its corporate structure more efficient. As a result of this reorganization, T.H.E. O.N.E., S.A. de C.V. merged with and into Elektra del Milenio, S.A. de C.V.

BANCO AZTECA

General

     On March 25, 2002, we received a banking license from the Mexican Ministry of Finance (Secretaría de Hacienda y Crédito Público, or “SHCP”). This license was published in the Diario Oficial de la Federación (the “Federation Official Journal”) on April 4, 2002 and began to take effect the following day. We incorporated Banco Azteca as a Multiple Banking Institution pursuant to the Credit Institutions Law (Ley de Instituciones de Crédito, or “LIC”) on May 23, 2002. Banco Azteca opened for business on October 26, 2002, and began extending credit on December 1, 2002.

     Initially Banco Azteca was authorized under Mexican law to provide a limited range of banking services, which included among others extending credit, accepting deposits, investing in securities and issuing debt. On July 28, 2003, Banco Azteca applied to the SHCP for an amendment to its bylaws in order to enhance its banking services. This authorization was granted by the SHCP to Banco Azteca on November 21, 2003, after having analyzed the results of the auditing done by the SHCP to Banco Azteca, and before Banco de México and CNBV agreed to grant this authorization. As a consequence, Banco Azteca´s authorized activities and services include among others the following: receiving deposits; extending loans and credits; investing in securities; issuing indebtedness; credit cards; securities repurchase and reverse repurchase agreement transactions; financial factoring operations; securities trading; commodities and US foreign exchange transactions; trust operations; leasing operations, and other multiple banking and financial transactions, in accordance with Mexican banking regulations.

     When Banco Azteca was constituted its business strategy was based on providing savings and financing services to those market segments which have been traditionally not covered by commercial banks in Mexico. Banco Azteca’s main operational advantages include our extensive experience in providing financing and savings products, a supply network of more than 1,300 branches, the popular recognition of products like “Credimax” and “Guardadito”, and the large number of clients that Elektra has made available to it.

     In order to fund its lending activities, Banco Azteca seeks to attract deposits through its branch network. Banco Azteca started offering savings accounts (called “Guardadito” accounts) in October 2002, when it acquired from Banco Serfin (currently Banco Santander Serfin) 819,000 Guardadito accounts, with a total balance of Ps.470 million. As of December 31, 2002, 2003 and 2004, Banco Azteca had attracted a total of Ps.1,032 million, Ps.9,268 million and Ps.18,466 million respectively, in savings and deposits, comprised of 1,098,899 in 2002, 3,122,081 in 2003 and 4,463,155 in 2004 savings accounts, respectively, with an average balance of Ps.939 in 2002, Ps.2,969 in 2003 and Ps. 4,137 in 2004.

     On December 1, 2002, Banco Azteca began rendering consumer credit services in all our store formats, replacing Elektrafin’s prior installment sales service. In addition to offering savings accounts and extending credit to customers to finance their purchases of consumer goods in our stores, Banco Azteca also offers additional banking products and services.

Target Market

     Banco Azteca’s target market specifically is the Mexican middle class, the C and D groups, a segment which has been traditionally not covered by commercial banks in Mexico.

Branches

     As of December 31, 2004, Banco Azteca operated 1,344 branches, consisting of 737 branches in Elektra stores, 76 branches in Salinas y Rocha stores, 83 branches in Bodega de Remates stores and 34 branches in Elektricity stores. Banco Azteca also operates 28 stand-alone branches and 386 kiosks in third-party locations.

Products and Services

     Credit Products.

     Banco Azteca currently offers six main types of credit products or loans (i) installment sales credits (ii) personal loans (iii) third-party channels loans (iv) commercial loans (v) Empresario Azteca and (vi) Procampo loans. These products are offered through our Grupo Elektra stores network, stand alone branches and, to a limited extent, through third party channels.

     Installment Sales Credit: This credit is granted for the purchase of products that we sell in all our store formats in Mexico. The credit is granted under 13, 26, 39, 43, 53, 65, 78, 91 and 104 week-terms, with weekly payments. Payments are made by the customer directly at the Bank’s branch at the store.

     The following chart describes the distribution (by percentage of the credit granted) of these credits as of December 31, 2004:

Weekly Payments	% of the credit granted

13 weeks	4.6%
26 weeks	14.0%
39 weeks	18.3%
43 weeks	2.3%
53 weeks	1.1%
65 weeks	31.4%
78 weeks	20.4%
91 weeks	7.0%
104 weeks	0.4%
Others*	0.5%
Total	100.0%

     As of December 31, 2004, the average term of the Bank’s installment sales credit portfolio was 53 weeks.

     Personal loans: This kind of credit is granted for our customers to purchase anything they want. The credit application, review and approval processes are essentially the same as those used for our installment sales loans. Nevertheless, for this type of loan, Banco Azteca forcefully requires a collateral and warranties of assets in a ratio of 2 to 1. Personal loans vary from Ps. 2,000 to Ps. 30,000 depending on the client, as the maximum loan amount for personal loans was Ps.30,000 for clients with a credit history with Banco Azteca and Ps.10,000 for clients with no previous history. Loans of this type are granted for 13, 26, 39 and 53 week terms.

     The following chart shows the distribution (by percentage of the credit granted) of these credits as of December 31, 2004:

Weekly Payments	% of the credit granted

13	1.02%
26	7.17%
39	34.84%
53	56.97%
Total	100.00%

     Third-party channels: During the third quarter of 2003, Banco Azteca consolidated its project of offering financing services for installment sales credit to customers of companies engaged in the sale of retail goods such as consumer building materials, clothing, perishables, accessories and household goods, mattresses, etc. These third-party arrangements are offered under banking services agreements between Banco Azteca and the third-party merchant.

     As of December 31, 2004, Banco Azteca had established 386 banking kiosks inside the stores of 26 companies with which Banco Azteca has reached banking services agreements. The credit application, review and approval processes for credit extended through Banco Azteca’s third party arrangements are essentially the same as those used by Banco Azteca for its Elektra-based credit activities.

     As of December 31, 2004, Banco Azteca had a total of 4.1 million active customer accounts that represented a total portfolio of Ps.11,309 million, consisting of Ps.6,158 million in installment sales loans, Ps.1,856 million in personal loans and Ps.158 million in installment sales loans made through third-party channels, respectively.

     Commercial Loans: Currently, Banco Azteca grants commercial loans, which include loans to corporate customers, including small businesses and related parties. Generally, these loans have short to medium-term maturities.

     Empresario Azteca: Empresario Azteca is a loan offered to entrepreneurs that want to start, or already have, a medium or small business, focusing on working capital needs. The program includes the sale of products through a catalogue for any type of business. Empresario Azteca loans can be made for the purchase of the goods in the catalogue or personal loans. A new customer can obtain a loan to purchase a catalogue item of up to Ps. 25,000 with a 2 to 1 warranty. On the other hand, a customer with a credit history in Banco Azteca can obtain a loan of up to Ps. 45,000. In both cases, terms are of 13, 26, 39, 43, 47, 53, 65, 78, 91 and 104 weeks. The terms and conditions to obtain a personal loan through Empresario Azteca are the same as those mentioned in Personal Loans.

     Procampo: This type of loan was launched in April 2004, and it is granted to any person that is related to rural activities. This loan is backed by FIRA (Fideicomisos Instituidos en Relación con la Agricultura). Banco Azteca acts as intermediary between FIRA and the peasant, and receives a compensation for the service (5.75 percentage points). The maximum credit line is Ps.1,050 for a hectare with a maximum term of five years. In 2004, 110,653 loans were processed for more than Ps. 2,000 million.

     Credit Approval

     Approval for consumer credit for the purchase of electronics, appliances, telephones, white goods or furniture is presently conducted through Banco Azteca. The approval process requires the customer to complete an application form, execute a credit contract and a promissory note, provide an official form of identification containing a photograph, a recent payroll receipt (or income tax payment receipt where an individual is self-employed), and evidence of home ownership, such as a receipt for property taxes. In addition, a second party is normally required to guarantee the promissory note if the customer does not meet the applicable financial requirements or does not own a home. In case the client does not have a recent payroll receipt or income tax payment receipt, the credit will or will not be granted depending on the results of the personal visit test. Banco Azteca investigates the customer’s and second party’s credit prior to delivering the merchandise. Generally, Banco Azteca will not grant the customer credit if the weekly payments would be in excess of 5% of the customer’s weekly gross income or 20% of the customer’s monthly gross income. Since there is no credit bureau in Mexico that reports on consumer credit (other than on more affluent consumers with credit cards), an employee of Banco Azteca personally visits the customer’s residence to confirm the accuracy of the credit application. The verification period usually takes less than 24 hours. If approved for credit, the customer makes weekly payments in cash at the store where he made the purchase.

     The approval for a pre-established credit line is exactly the same as the application process for consumer credit for the purchase of goods. The pre-established credit amount varies within each application; however, Banco Azteca will grant the customer a pre-established credit line according to the weekly payments that should not exceed 5% of the customer’s weekly gross income or 20% of the customer’s monthly gross income.

     In more than fifty years of operations, Grupo Elektra has created a valuable computerized database of information of our customers which is now used by Banco Azteca. Consumer credit services rendered through our stores are documented by credit contracts and fixed-term promissory notes with fixed weekly payments and stated interest, if any, which vary depending on the product that is being purchased and the term in which it will be paid. These promissory notes provide for a penalty interest rate in the event that payments are not made when due. Such penalty interest is computed daily on the past due payments until the payments are current.

     The process for the approval for consumer credit offered through the Bank’s third-party channels is substantively the same as the process described above for our Elektra credit activities.

     Savings Products

     As of December 31, 2004 Banco Azteca had four savings products: “Guardadito”, “Guardadito en Dólares”, “Inversión Azteca” and since May 2005, we launched a new saving product “Inversión Azteca en Dólares”.

     Guardadito: Consists of a savings account that is opened with a minimum balance of Ps.50.00; in the event a customer balance falls below Ps. 50.00, Banco Azteca collects a monthly commission of Ps.10.0.

     As of December 31, 2004, Guardadito had a total of Ps.4.5 million Guardadito accounts aggregating Ps.5,430 million, with an average balance of Ps.1,200.00. As of December 31, 2004, Guardadito offered an annual yield of 0.95% .

     Guardadito en Dólares: It is a savings account that is opened with a minimum balance of US$5.0 and is only offered to customers who live near the border zone with the U.S. in a radius of 20KM and in the states of Baja California and Baja California Sur. In the event a customer balance falls below US$4.99, Banco Azteca collects a monthly commission of US$1.00. As of December 31, 2004, Guardadito Dólares offered an annual yield of 0.75% .

     Inversión Azteca: In February 2003, Banco Azteca introduced a new savings product named Inversión Azteca. This product consists of a deposit that is withdrawable on demand but that is rewarded with higher interest rates, depending on the term selected by the customer, if the deposit is not withdrawn prior to its maturity; it can be opened with a minimum balance of Ps.5,000.00.

     As of December 31, 2004, the terms and annual interest rates of Inversión Azteca were:

Term (in days)	Rates

30	4.00%
60	4.50%
90	5.00%
180	6.00%
270	6.50%
360	8.00%

     The requirements of Inversión Azteca are: to have an average monthly balance of at least Ps.5,000. If the account does not maintain the minimum average monthly balance, a commission of

Ps.17.25 is charged for administrative expenses. In the event the client makes a withdrawal before maturity, a commission of Ps.92 is charged if the withdrawal is lower than Ps.5,334; if the withdrawal is greater than such amount, Banco Azteca charges a commission of 1.5 % on the amount of the withdrawal. Additional deposits may be made during the life of the term deposit.

     Inversión Azteca en Dólares, In May 2005, Banco Azteca launched a new product in U.S. dollars for customers who live near the border zone with the U.S. in a radius of 20KM and in the states of Baja California and Baja California Sur. This product consists of a deposit that is withdrawable on demand but that is rewarded with the most competitive interests in the market depending on the term selected by the customer (30, 60, 90, 180, 270 and 360 days). This type of account can be open with a minimum amount of US$ 500.0.

     The requirements of Inversión Azteca en Dólares are: to have an average monthly balance of at least US$500.0. If the account does not maintain the minimum average monthly balance, a commission of US$2.0 plus the corresponding tax is charged for administrative expenses. In the event the client makes a withdrawal before maturity, a commission of US$8.0 plus the corresponding tax is charged if the withdrawal is lower than US$500; if the withdrawal is greater than such amount, Banco Azteca charges a commission of 1.5 % on the amount of the withdrawal. Additional deposits may be made during the life of the term deposit.

     Additional Services

     During 2004, Banco Azteca implemented additional services such as: A system for Empresario Azteca where those affiliated businesses are able to pay to their suppliers through mobile communication (AbasTCT); ASMAZ (Asociación del Empresario Azteca) an association dedicated to support small and medium Mexican entrepreneurs; referenced payments for different services including mobile communication, Cable Television, and Interbank transfers for more than Ps. 50,000. Starting 2005, Banco Azteca introduced the payment of credit cards issued by other banks.

Anticipated Growth and New Products

     In 2005, we expect to achieve substantial growth in our loan and deposit taking activities and balances. In addition, during 2005 Banco Azteca expects to begin offering a variety of new banking products and services, such as:

     Car-Credit, to purchase used cars not older than 7 years, with a 50% down-payment or 40% for 2001 models or newer, or for customers with previous credit experience with Banco Azteca. As is the case with other credit products, the weekly payment that the customer will make will vary according to his/her capacity to pay. The term for this credit will be of up to 24 months.

     Mortgage Credits are real estate-secured loans which will be granted for a term of up to 20 years, with a down-payment beginning at 10% and with a credit limit starting at Ps. 50,000 and up to Ps.1,600,000, with an market interest rate .

     Taxi Loans, a term loan offered jointly with the Government of Mexico City to assist taxi operators to renew and maintain their vehicles.

     Term Student Loans, will be offered to students looking to obtain a superior private education. This product will include a partial scholarship requiring the student to pay 20% of the tuition, with Banco Azteca lending the remaining 80%.

     Automatic Payment of Bills, to allow Banco Azteca customers arrange the automatic periodic payment of telephone, electricity and other bills from a linked savings account or debit card.

     Rural Transportation. We expect to include to this program the states of Campeche, Hidalgo, Michoacan, Yucatan, Oaxaca, Puebla, Tabasco and Veracruz, in order to grant approximately 1,800 loans totaling Ps.300 million.

      Rural Financing. We expect that the launching of the product will take place in June 2005 and will start in the south-east side of Mexico. The Bank expects to allocate 25,000 loans totaling Ps. 1,000 million approximately.

     Also, we intend to further emphasize credit sales to increase the number of our potential customers and their purchasing power, and to effectively manage our credit sales program in order to maintain the profitability and quality of our credit portfolio. We are considering additional opportunities in the financing area that permit us to leverage our customer base, our store network and our consumer finance competencies.

Collection

     Our collection practices and repossession procedures are performed by Banco Azteca and are regulated under the Mexican Commercial Code, the Consumer Protection Act and the Mexican Civil Code. In Latin America, the collection practices and repossession procedures are still done under Grupo Elektra’s Credimax and are regulated by each country’s commercial, civil and consumer protection laws and regulations.

     The collection process is performed by the same credit executive that previously investigated the client, a practice that allows us to get to know our clients better, and also to know where they live and where to locate them in case of a contingency. Our successful collection operations are supported by a sophisticated segmentation system implemented across the country, whereby the country is divided into six credit and collection divisions. These six divisions are, in turn, divided into 77 regional credit and collection divisions, each of which is in charge of 12 to 15 branches that collect and authorize credits.

     Apart from this segmentation system, the success of our collection operations is based on our in-depth knowledge of our clients and, in particular, on the weekly visits paid to our clients to collect past-due payments as from the first week the client defaults on a payment.

Banco Azteca’s Risk Management.

     Banco Azteca (the “Bank”) conducts its business on grounds of the commercial bank principles that intend to create and maintain a conservative risk profile and not a speculative one. As a result of this, the Bank has developed and implemented risk management goals, policies and procedures that are consistent with the basic operating principles of the Bank and which are based on the legal framework and set of rules in effect, as well as on the domestic and foreign better practices for banking risk management.

     The Bank has established a Risk management Unit, in charge of developing and implementing procedures for the identification, measurement, monitoring, limiting, controlling and reporting, taking into consideration the legal factors and the external factors beyond the control of the Bank, the totality of the risks (quantitative and qualitative) to which the bank is exposed in its operations. The Bank considers that Risk Management is an essential element of its organizational culture. Therefore, the Bank allocates substantial resources to the risk management systems, in order to assure the most effective and efficient measurement, monitoring, limitation, control and report of the different risks to which the Bank is exposed.

     When identifying and managing bank risks, Banco Azteca has pointed out five main risk categories that are inherent to the nature and scope of its current banking activities: operating risk, market risk, credit risk, liquidity risk and legal risk.

     Operational Risk

     The operational risk is defined as the potential loss derived from failures or deficiencies in the internal controls, due to errors in the processing and recording of the transactions or in the transferring of information, as well as to adverse administrative and judicial resolutions, frauds or thefts and includes, among others, the Legal Risk and the Technological Risk.

     Banco Azteca, in the process of implementing an operational risk methodology according to the requirements set forth by the Basilea Supervision Committee, has focused on the development of a first stage of, among others, the following duties: the identification and documentation of the processes of the different Business Units of the institution, design, loss events historic data base, definition of internal controls and the establishment of policies and procedures for the management of the operational risk.

Market Risk

     The Mexican legal framework defines the market risk as the potential loss derived from the changes in the risk factors which have an influence on the assessment or the expected results of the active or passive activities or those causing contingent liabilities, such as interest rates, exchange rates, price indexes, among others. In order to determine the risk, the Bank uses the Value at Risk (VaR) methodology implemented by RiskMetrics (Varianza-Covarianza), with a temporary horizon of 1 day, 1 week, 1 month and a reliability level of 95% and 99%.

     In addition to the risk measurement, an analysis of historic scenarios of the money market position, changes and futures is implemented. The methodology consists in the assessment of the market position by considering the historic risk factors (prices, rates, exchange rates and indexes) of the last 252 days and obtaining the worst loss resulting from such assessment.

     Abiding to our conservative philosophy in the field of risks, the treasury invested its cash surplus in governmental securities, thereby ensecuring a low market exposure level. The average market risk of the Institution’s own position at the end of 2004 was Ps. 635,000.00.

     Credit Risk

     The Bank’s credit risk is defined as the potential loss derived from the failure of payment by one borrower or counterpart in the financial operations carried out by the Institution, including security interest in personal or real property granted, as well as any other mitigation mechanism used by the credit institutions.

     To measure its exposure to the counterpart’s risk, the Bank estimates the loss expected to be derived from the financial transactions, taking into consideration the credit quality of the counterparts involved and the security interests. As of December 31 2004, the proprietary position of the Institution was invested at a 91 day term, with high credit rated financial institutions and in securities that keep a high liquidity in the market.

     The Bank determines the total expected and potential loss of the consumer credit portfolio by applying the actuarial methodology of Credit Risk + (internationally-used model developed by Credit Swiss), which estimates and calculates the potential loss in a credit portfolio due to the failure of the borrowers to comply with their payment obligations. The Bank also benefits from the extensive expertise of Grupo Elektra in the granting of consumer loans to its customer-base, taking advantage of the domain earned by Grupo Elektra in the analysis, administration and credit collecting duties that have been specifically designed according to the needs of its clients base, and which at the same time has allowed it to guarantee a sound performance in the credit portfolio and a high recovering rate.

     As of December 31st 2004, the maximum potential loss of the Bank’s credit portfolio was estimated to be Ps. 175 million.

     Liquidity Risk

     The liquidity risk is defined as the potential loss due to the impossibility or difficulty for renewing liabilities or for contracting other under normal conditions for the institution, due to the anticipated or compelling sale of assets at unusual discounts in order to face its obligations, or else, due to the fact that a position may not be transferred, acquired or covered in time, by means of the establishment of an opposite equivalent position.

     The institution processes the balance risk, focusing on the analysis of gaps, consisting in the grouping of future flows at maturity of the assets and liabilities that are sensitive to interest rates movements.

     The Assets and Liabilities Committee and the Bank’s Treasury are responsible of monitoring, analyzing, managing and reducing the risk exposure, following the guidelines established by the Board of Directors of Banco Azteca, through the design of strategies to process the risk in the interest rates of the Bank’s assets and liabilities, supervising the operating limits and administering the Bank’s treasury, observing the set of rules and the strategies established by the Committee. The main objective of the Treasury of Banco Azteca is to guarantee the payment of the bank’s liabilities according to its maturity. This is attained through the efficient management of the assets and liabilities and the close monitoring of the cash flow.

     As of December 31 2004, the Institution’s balance sheet risk was conservative, derived from the offsetting between maturity terms (duration) of the active (80 days) and passive (94 days) flows, which implies a low exposure of the balance before adverse fluctuations in the market interest rates.

     Legal Risk

     The Mexican legal provisions define risk as the potential loss derived from the non-compliance of the applicable legal and administrative provisions, the issuance of adverse administrative and judicial resolutions and the imposition of sanctions in connection with the operations carried out by the institutions. The legal risks faced by the Bank include lawsuits filed against the Bank or when an action is filed against third parties or employees for incurring in an illegal action. The estimated contingency is not a total loss for as long as the corresponding trial is not over, but a contingent liability. The contingency is defined after the lawyer in charge of each case renders an analysis evaluating the result of each procedural stage.

     The Bank has developed a litigation processing and control system in which the institution is either plaintiff or defendant; the system has a model to define legal risk measurement and follow-up indicators in accordance with a methodology based on an expert judgment and on statistical analysis.

     The legal area is the one in charge of regulating and controlling the petitions for the execution of agreements with Banco Azteca, in addition to releasing the legal and administrative provisions applicable to the operations of the Bank.

Capital and Reserves

     Risk-Based Capital

     Pursuant to capital adequacy guidelines adopted by the Ministry of Finance, Banco Azteca is required to maintain specific levels of risk-based capital, stated as a percentage of the Bank’s “risk-adjusted” assets on an unconsolidated basis. The Bank’s risk-adjusted assets are computed by applying specific market risk and credit risk-weighting factors to the Bank’s assets. Under Mexican banking regulations, banks must maintain total capital equal to 8% of risk-weighted assets. Tier 1 capital must represent at least 50% of total capital and consists of those items defined in applicable regulations as core capital elements. Core capital elements include common stockholders’ equity; qualifying non-cumulative, non-redeemable perpetual preferred stock; and minority interests in the equity accounts of consolidated subsidiaries. Core capital excludes goodwill and certain other intangible assets required to be deducted in accordance with applicable regulations. See “––Regulation––Regulations Affecting Banco Azteca.”

     The table below presents the calculation of the Bank’s total risk-based capital by credit and market risk:

(Amounts in millions of pesos)
	December 2002		December 2003		December 2004

		Capital		Capital		Capital
	Amount	Required	Amount	Required	Amount	Required

Market Risk- Adjusted Assets	128.0	10.2	1,169.41	93.6	1,346.70	107.7
Credit Risk- Adjusted Assets	519.5	41.6	5,760.78	460.9	12,519.60	1,001.6
Total Risk- Adjusted Assets	647.5	51.5	6,930.18	554.4	13,866.30	1,109.3

	Amount	Percentage	Amount	Percentage	Amount	Percentage

Net Capital	166.0	25.64%	783.3	11.30%	1,549.3	11.17%

Minimum Required Risk-Based Capital	51.8	8.0%	554.5	8.00%	1,109.3	8.00%
Excess of Risk- Based Capital	114.2	17.64%	228.8	3.30%	440.0	3.17%

     Market Risk

     Mexican regulations require commercial banks to maintain regulatory capital against the market risk reflected in bank assets. For these purposes, market risk is defined as the impact on a bank’s capital of the reprising gap between its assets and liabilities, and its currency mismatches.

     Credit Risk

     Under Mexican banking regulations, credit risk-adjusted assets are those assets that are exposed to potential losses as a result of a borrower’s inability or unwillingness to comply with the terms of its obligations by reason of the borrower’s financial capacity or unwillingness to pay. Mexican regulations assign credit risk-weighted assets to one of several percentage-based risk-weighing categories that generally reflect the overall creditworthiness of that class of assets. Certain categories of obligations are subject to alternative risk-weighting percentages, including:

  The Banco de México, the Mexican Federal Government and IPAB – 0% risk-weighting percentage.
  Banking institutions and public trustees – 20% risk-weighting percentage.
  Private obligors -- 100% risk-weighting percentage.
  Mexican banking regulations also assign a 115% risk-weighting percentage to obligations of related borrowers.

     The table below shows the Bank’s primary and supplementary risk based capital, categorized by type of risk:

	2002		2003		2004

% of assets at risk	Credit risk	Market and credit risk	Credit risk	Market and credit risk	Credit risk	Market and credit risk

Primary capital	30.78%	24.67%	12.51%	10.40%	11.99%	10.83%
Supplementary capital	1.22%	0.98%	1.09%	0.90%	0.38%	0.34%

Total risk-based capital	32.00%	25.65%	13.60%	11.30%	12.37%	11.17%

Credit risk-adjusted assets		521		5,775		12,520
Market risk-adjusted assets		128		1,173		1,347

Total risk-adjusted assets		649		6,948		13,866

Securing Funds

     During 2004, earnings from our Guardadito and Inversión Azteca deposit products grew 111% from the end of 2003. In addition, deposits received by the Bank during 2004 amounted to 181% of the Bank’s loan portfolio as of December 31, 2004, resulting in a net funding surplus of Ps.9,200 million. The Bank invested this surplus in a low-risk portfolio of Mexican Government securities, and high-quality liabilities of reputable financial institutions.

Investments

     The Bank invests available funds in a low-risk portfolio of Mexican Government securities, and high-quality liabilities of reputable financial institutions, with the stated objective of realizing an interest margin of at least 400 bps over the costs of funds. As of December 31, 2004 this margin was 540 bps.

     The portfolio’s composition as of December 31, 2004 was as follows:

(Amounts in millions of pesos as of December 31, 2004)

Instrument	Acquisition Cost			Market Value

			Banxico			Banxico
	Repo	Direct	Warranty	Repo	Direct	Warranty

BPAT	384	2,921	51	385	2,969	53
BPAS	1,661	1,548	3	1,666	1,562	3
CETES	200	-	-	200	-	-
BREMS	846	-	-	847	-	-
BONDEST	70	-	-	70	-	-
CERFID´S	-	574	-	-	578	-
*DEP REGMON	-	590	-	-	590	-
*CREDITO INTERBANCARIO	-	58	-	-	58	-
Total Investment	3,161	5,691	54	3,168	5,757	56
Total portfolio			8,907			8,981

Capital Contributions

     As of June 2004, we had made the following capital contributions to Banco Azteca:

Month	Capital
Amounts in
millions of pesos

September 2002	253
December 2002	55
January 2003	141
February 2003	103
March 2003	84
October 2004	50
December 2004	360

Total	1,046

     It is very likely that we will make future capital contributions in order to fulfill Banco Azteca’s financial needs and comply with Mexican banking regulations.

AFORE AZTECA AND SIEFORE AZTECA

Launching of Afore Azteca and Siefore Azteca

     On February 26, 2003, Grupo Elektra received final approval from the Ministry of Finance in Mexico to operate a Pension Funds Administrator in Mexico under the name of Afore Azteca, S.A. de C.V. with a capitalization of Ps.56.1 million and was also authorized to constitute, operate and administrate a Sociedad de Inversión Especializada en Fondos para el Retiro “Siefore” (a company specialized in investing the resources managed by the Afore) under the name of Siefore Azteca, S.A. de

C.V. with a capitalization of Ps. 4 million. Afore Azteca and Siefore Azteca are wholly-owned subsidiaries of Grupo Elektra which began operations on a national level during the first quarter of 2003.

Target Market

     Our target market is the middle class, but as Afore Azteca’s services are rendered at all our store formats, we target all segments, from A to E.

Products and services

     Under Mexican Law the employers, the employees and the Federal Government must pay fees to the Instituto Mexicano del Seguro Social “IMSS” (the Mexican Social Security Institute) and the IMSS must deposit those fees in an individual account for each employee.

     Afore Azteca manages the individual accounts mentioned above and also distributes those funds to the respective sub-accounts and administrates Siefore Azteca (a company specialized in investing the resources managed by Afore Azteca).

SEGUROS AZTECA

Acquisition of Seguros Azteca

     On October 31, 2003, Grupo Elektra received final approval from the Ministry of Finance in Mexico to purchase a private insurance company in Mexico that was later renamed Seguros Azteca, S.A. de C.V. The Company acquired CIGNA Seguros, S.A. and its license to operate life, accident and health insurance. The transaction did not include the acquisition of any insurance portfolio in force or any liabilities. Seguros Azteca is a wholly-owned, non-restricted subsidiary of Grupo Elektra. Seguros Azteca began operations on a national level during the second quarter of 2004.

Target Market

     As the products and services provided by Seguros Azteca are offered at Salinas y Rocha, Traditional Elektra, Mega Elektra and Bodega de Remates stores, Seguros Azteca’s target market covers the C+ to E groups. Seguros Azteca focuses on attending a population segment that has traditionally been ignored by the Mexican insurance industry.

Products and services

     At the end of 2004, the main product marketed by Seguros Azteca was Vidamax (life insurance). Vidamax is offered for a small extra weekly payment to all our clients who are granted a consumer, cash loan, or acquire a cell phone through a credit from Banco Azteca.

     The life insurance policies offered by Seguros Azteca are simple, and can be purchased at a low price. Additionally, our products focus on guaranteeing the fulfillment of our client's ideals regarding savings, education and support for their loved ones. The innovation and understanding of our clients are and will be a guide for designing our strategy.

     Seguros Azteca also offers other basic forms of life, accidental death, and health insurance, but are not as popular as Vidamax.

ELEKTRICITY

General

     On October 1, 2003, Grupo Elektra began to manage and to operate Grupo Iusacell’s Customer Sales and Service Centers as a pilot-test of a new store format under the Elektricity brand. As a result of the positive response our customers showed for this type of format, Elektricity became part of Grupo Elektra’s store formats. Elektricity caters to higher-income demographic groups of the population, specializing in state-of-the-art technological products and advanced mobile communication products and services. During 2004, the Company efficiently leveraged the selling floor of the converted stores, and managed to attract other types of customers, different than those typically targeted by our traditional store formats. As of December 31, 2004, we operated 34 Elektricity stores.

Target Market

     The target market of the Elektricity format store is the A, B and C+ groups which consists of approximately 20% of the Mexican Population. Electricity’s target market is therefore more affluent and has more purchasing power than the target market of our other formats, the Mexican middle classes.

Property

     As of December 31, 2004, we managed 34 Elektricity stores. All the Elektricity stores are leased.

Merchandise

     Elektricity stores sell a combination of electronic goods, household appliances, white goods and telephony products and services. Elektricity stores specializing in state of the art technological products and advanced mobile communication products and services and cater to a demographic group with a higher purchasing power than the Salinas y Rocha customers. As a result, we are increasing our penetration of a higher income sector. During 2004, Elektricity generated Ps 37.1 million in revenue.

ADDITIONAL SERVICES

Money Transfer Business

     Through our operations in Mexico, we participate in two separate sectors of the money transfer business. Through “Dinero en Minutos” and “Dinero Dia Siguiente”, we act as paying agent in Mexico of electronic money transfers initiated by agents of Western Union Financial Services, Inc. to transfer funds electronically from abroad, primarily originating in the United States, to Mexico. In addition, our Elektra, Salinas y Rocha and Bodega de Remates stores offer customers electronic money transfer services within Mexico under the brand name “Dinero Express.” During 2004, we generated Ps.892.5 million in revenue from Dinero en Minutos, Dinero Dia Siguiente and Dinero Express.

Dinero en Minutos

     In October 1993, we entered into certain joint arrangements (the “Joint Venture Arrangement”) with Western Union Financial Services, Inc. (“Western Union”) to provide electronic money transfer services in Mexico. These arrangements provided us with the benefit of increased customer traffic in our stores and also generated U.S. Dollar revenue. Under the Joint Venture Arrangement, Western Union’s worldwide network of agents originated electronic money transfers to Mexico, and Elektra’s domestic network of stores, as well as certain banks and other retailers that do not compete directly with the retail operations of Elektra, distributed such electronic money transfers as agents in Mexico. Western Union’s Will Call Money Transfer Service (the “Will Call Service”) was marketed through the Joint Venture Arrangement in Mexico under the trade name “Dinero en Minutos.”

     In January 1996, Elektra sold its interests in the entities established pursuant to the Joint Venture Arrangement to American Rapid Corporation Inc., a wholly-owned subsidiary of Western Union (“American Rapid”), for US$20 million and received its share of all undistributed net profits in the form of a dividend. In addition, Elektra and Western Union entered into a ten-year Exclusive Services Agreement dated January 11, 1996 (the “Exclusive Services Agreement”), which provided the framework for the continued service by Elektra as an agent for Western Union’s Will Call Service in Mexico. Pursuant to the Exclusive Services Agreement, Elektra received US$142 million, which was deposited in escrow with First Bank, National Association (the “Escrow Agent”), in consideration for (i) the services to be rendered pursuant to the agency agreements described below, (ii) terminating the prior agreement relating to foreign exchange gains and (iii) agreeing to certain noncompete covenants. Grupo Elektra has caused the money deposited in escrow to be invested in 2% of the capital stock of each of Elektra, Elektrafin and Importaciones Electronicas Ribesa, S.A. de C.V., each a subsidiary of Grupo Elektra (the “Western Union Transaction”). These subsidiaries in turn applied the funds to repay short-term debt of Grupo Elektra, to reduce accounts payable to our suppliers, to pay a portion of the cash consideration of our investment in CASA (as defined below) and for general corporate purposes. Each year, the escrow agent releases a portion of the shares held in escrow equivalent to US$14.2 million, and pays that amount to us as compensation for our services for the corresponding year.

     Under the Inbound Agency Agreement, dated January 11, 1996 (the “Inbound Agency Agreement”), between Elektra and American Rapid (entered into pursuant to the Exclusive Services Agreement between Elektra and Western Union), Elektra acts as one of the authorized agents used by Western Union to implement and provide the Will Call Service in Mexico. This service consists of the transfer of money originating outside Mexico by persons who pay Western Union’s agents an amount in U.S. Dollars (or an appropriate local currency) to be sent to persons in Mexico who receive such amount in Pesos. Grupo Elektra transferred the equivalent of US$759.0 million in 2002, US$992.0 million in 2003 and US$1,396.3 million in 2004. We believe that we are one of the largest money transfer agents in Mexico. Elektra receives an agency fee in U.S. Dollars in respect of the transactions completed during each month. This agreement expires in January, 2006.

     Western Union and Elektra also entered into a Foreign Exchange Agreement, dated January 11, 1996 (the “F/X Agreement”), whereby Elektra receives a percentage of the net foreign exchange gain with respect to the portion of the money transfer business for which Elektra provides services. The exact percentage depends on the spreads realized by Western Union in respect of foreign exchange transactions and the commission charged to its customers. The net foreign exchange gain for each month is paid in U.S. Dollars. This agreement expires in January, 2006.

     Servicio Integral de Envíos, S. de R.L. de C.V. (a wholly owned subsidiary of Western Union Financial Services, Inc.) and Elektra, on October 26, 2004, executed an Outbound Agency Agreement, (the “Outbound Agency Agreement”), entered into pursuant to the Exclusive Services Agreement between Elektra and Western Union, Elektra acts as one of the authorized agents used by Western Union to implement and provide the Will Call Service from Mexico abroad. This service consists on the transfer of money originating within Mexico by persons who pay Elektra in Mexican Currency to be sent to persons in abroad who receive such amounts in the corresponding currency. This agreement expires in January, 2006.

     Elektra is the largest paying agent for Western Union in Mexico. We handle approximately 70% of the electronic money transfers of Western Union to Mexico and 7.5% of the total volume of all types of money transfers from the United States to Mexico as reported by Banco de México and an estimated 8.7% of the total volume of all types of electronic money transfers.

Dinero Express

     Dinero Express is the first intra-Mexico money transfer service offered to our target customer group by a major enterprise. From 1998, through December 31, 2002, the number of money transfers handled by Dinero Express grew at a compounded average annual rate of 26.8% . The number of money transfers grew 33.0% during 2003, due primarily to our competitive prices, our territorial coverage and our increased market share. We believe that Dinero Express has brought an increase in store traffic, and that television advertising through TV Azteca has been a large factor in the success of this business.

     February 2004 marked the eighth year in which Dinero Express has been offering local electronic money transfer services throughout Mexico. Realizing the value of this business throughout the years, Grupo Elektra has made constant improvements to make the service more efficient, more secure and faster; and has rewarded those who use it frequently with different promotions from time to time. In February 1998, Dinero Express launched its successful program “Cliente Express” for regular users of the service. The objective is to create loyalty to our service by granting regular users different discounts on commissions charged on the transfers. Frequent clients currently account for more than 50% of the transactions done in this key business line.

Maxifoto (Fotofácil)

     In January 1997, we began offering photo processing services at selected Elektra stores in Mexico under the trademark of “Fotofácil.” The photography kiosks at Elektra stores offer products such as film, cameras, photo albums, batteries, frames and audiocassettes, as well as photo processing. The space required in Elektra stores for installation of photography minilabs is approximately 173 square feet (16 square meters). Generally, two specialized technicians staff each minilab. The average processing time for a roll of film is one hour.

      During 2004, Fotofácil changed its name to Maxifoto following a new commercial and merchandising strategy. As of June 2005, this new strategy includes equipment upgrades, new products, and the launch of digital services. All of this will be complemented by a new image on the sales floor, combined with an intense advertising and promotional effort, will significantly increase sales by the end of 2005. Since we are still evaluating potential suppliers, we are unable to estimate at this time the capital expenditures that will be required.

Unefon Agreement

     In November 2000, we entered into a ten-year service agreement with Unefon, S.A. de C.V., an affiliated provider of wireless telecommunications and other telephony products and services in Mexico.

     Pursuant to our agreement with Unefon, we market and distribute handsets, or mobile phones, which we generally purchase from Unefon and then re-sell in our stores. Unefon currently offers handsets manufactured by Nokia, Motorola, LG, Kyocera, Samsung, Withus and Audiovox. We can purchase models of handsets from third parties that will be activated in Unefon’s system and sell them in our stores, but in order to do so, we must first obtain Unefon’s approval.

     In general, we receive compensation pursuant to this agreement based on the percentage of revenues generated by the sale of handsets and airtime sold in our stores. We receive: (i) a 20% discount on the price of handsets purchased from Unefon, (ii) a 26.5% discount if payment is made within 30 days, (iii) 9% of revenue from all airtime sold at our stores for use on Unefon’s network through virtual or prepaid cards (since June 2003), and (iv) 50% of the profits generated by any service Unefon provides that is collected at our stores, other than telephony-related services or airtime sold in our stores through prepaid or virtual cards and other value-added services bundled together with the sale of such cards.

     Unefon is entitled to defer both airtime and interconnection related amounts due during 2000, 2001 and 2002 until the end of 2004 and all amounts due during 2003 and 2004 until the end of 2005. On each due date, Unefon must pay the principal amount due plus interest calculated at a rate equal to the average annual cost of our indebtedness in pesos or U.S. dollars, depending on the currency of the amount due. As of December 31, 2004, as a result of Unefon’s right to defer payments, Unefon owed us Ps.76.5 million, including commissions and discounts related to sales of airtime, value-added services and handsets in our stores. This amount represented approximately 27.1% of the merchandise sales, airtime, value-added services and handset revenues generated through our stores in 2004.

On December 31, 2004, Elektra and Unefon amended their ten-year service agreement in order to establish the terms and conditions of the payments Unefon is compelled to deliver to Elektra once the deferrement period ends.

Extended Warranties

     In September 1997, we launched in Mexico our extended warranty service that includes warranty certificates and additional service contracts under the “Milenia” trademark. This service is becoming a more prominent contributor to our overall revenues.

     The extension of a product warranty is available only for electronics and appliance merchandise. There are three terms of extended warranties: two, three and four years. The program’s goal is for Grupo Elektra’s customers to rely on a professional product maintenance service. Under the extended warranty program, Grupo Elektra independently repairs and provides maintenance for products when they are not covered by the manufacturer’s warranty. This program is currently offered only to a limited number of products at Elektra, Salinas y Rocha, Bodega de Remates stores. Grupo Elektra’s customers can pay the price of the warranty through Grupo Elektra’s credit sales offered through Banco Azteca on the same credit terms that apply to the merchandise.

     For the year ended December 31, 2004, we sold 480,826 extended warranties. The extended warranties generated Ps.192.4 million in revenue in 2004. The decline in this product line is a result of fewer promotional campaigns implemented during the year.

Computers

     Following a successful pilot program in 2000, we expanded the number of stores selling computers from to 728 stores in 2002 and 790 stores in 2003 and 895 stores in 2004. Because computer sales in Mexico have lagged significantly behind sales in the United States during the past ten years, we believe that by targeting our existing customer base we may be able to generate increased revenues and attractive margins through the sale of computers to first-time computer owners.

Telephones (Wireless Products and Services)

     The low penetration of telephony services, which is especially prevalent within the target market of Grupo Elektra, still provides a high growth potential opportunity for this category of products. During the third quarter of 2002, we started selling Telcel and Telefónica MoviStar handsets and air-time at our stores. Then, in the third quarter of 2003 we started to offer Iusacell’s wireless products and services also inside our stores.

     However, since the third quarter of 2004, we no longer sell Telcel air time or telephones at our stores. After a thorough process of negotiation and analysis, both companies determined it was best for their own interests to terminate the agreement. Notwithstanding, we feel that the impact will be gradually offset by the outstanding development of the other three main brands, Iusacell, Telefónica-Movistar and Unefon, and we are confident that this business line will continue showing positive results going forward.

(iii) Patents, Licenses, Trademarks and other agreements

     Our trademarks, including “Elektra”, “MegaElektra”, “Salinas y Rocha”, “Bodega de Remates”, “Milenia”, “La Casa del Celular”, “Banco Azteca”, “Credimax”, “Afore Azteca”, “Ahorro Azteca”, “Seguros Azteca”, “Cuenta Azteca”, “Cuenta Socio”, “Inversión Azteca”, “Siefore Azteca”, “Dinero Express”, “Elektricity”, “Guardadito”, “ELEKTRA.COM.MX”, “BANCOAZTECA.COM.MX,”, “Guardadito Dólares”, “Inversión Azteca Dólares”, “Italika”, “Asmaz”, “Abastct”, and “La Casa de las Transferencias”, among others, are registered with the Mexican Institute of Intellectual Property of the Ministry of the Economy. We continue to invest in strengthening the protection of our trademarks through registration with the appropriate authorities in each country where we do business. In addition, we have an ongoing program in all countries in which we have businesses to protect our brand names against piracy.

Branding

     We have implemented a program called “Building Strong Brands”, which focuses on enhancing our brand names. The program consists of several strategies. One such strategy is developing individual brand philosophies and concepts that underline our core values (closeness to the consumer, loyalty, trendiness and trust-worthiness). We have trained our top executives to better understand the importance of “branding” and we continue to do so.

     The most powerful of our brands is “Elektra”, which is internationally recognized in the countries in which we operate and is dully protected in other countries to avoid its bad use.

     The “Salinas y Rocha” brand name enjoys strong national recognition among Mexico’s middle class. The acquired stores, which continue to operate under the Salinas y Rocha name, specialize in sales of furniture and home appliances and cater to a demographic group with more purchasing power than the traditional Elektra customers. As a result, we are increasing our penetration of a higher income sector. While Elektra has typically been associated with easy access and affordability, Salinas y Rocha is recognized as a lifestyle brand name.

(iv) Our Target Market

     To know our Target Market as well as our clients’ characteristics see Item II. “Information on the Company - b) Overview - (i) Our Company - Our Target Market”.

     We believe that we do not depend on a specific client because our business consists in specialized minority retailing and that our store formats are located in every demographic group. Also, our presence in every state of Mexico and in three countries in Latin America makes us believe that we do not depend on a specific geographic area; therefore we do not have a significant risk concentration.

(v) Regulation

     As a company primarily engaged in offering retail commercial and financial services, Elektra is subject to a diverse array of consumer and financial regulatory requirements under Mexican law, including a comprehensive regulatory regime that governs the activities of Banco Azteca. Some of these regulatory requirements are discussed below.

Consumer Protection Laws

     The Ley Federal de Protección al Consumidor (the “Consumer Protection Act”), which regulates consumer installment sales programs in Mexico, became effective on December 24, 1992. Consumer credit services are regulated by the banking regulation of the countries where they are offered. In Mexico neither the Consumer Protection Act (Ley Federal de Protección al Consumidor), nor the Banking Regulation (Ley de Protección y Defensa al Usuario de Servicios Financieros) imposes any limit on the interest rate a merchant or a bank may charge a consumer in an installment sale or in a consumer credit service offered by a banking institution. The effective interest rate which Banco Azteca charges for electronics, appliances, or furniture is fixed at the time of the loan. We cannot assure you that in the future the Mexican Government will not impose limitations or additional informational requirements regarding such rates of interest. A substantial portion of our revenues and operating cash flow is generated by our consumer credit services, and any such limitations or additional information requirements could have a material adverse effect on our financial performance.

     The collection practices and repossession procedures we use in our operations in Mexico are regulated under the Consumer Protection Act, the Mexican Commercial Code and the Mexican Civil Code. In Latin America, we are regulated by each country’s commercial, civil and consumer protection laws and regulations. Our collection operations are implemented and monitored at the individual store level. Each store has a credit sales manager who, under the regional manager’s supervision, is responsible for extending credit and collecting that store’s outstanding accounts in accordance with corporate guidelines and applicable law. Any material change in the regulations governing our collection practices and repossession procedures could have a material adverse effect on our financial performance.

     The consumer protection laws and their enforcement in the other Latin American countries where we do business are comparable to Mexican law. However, a change in the regulatory environment in Mexico, or in the other countries where we operate, or the imposition of authorization requirements could have a material adverse effect on our operations and our financial performance.

Regulations Affecting Registered Companies

     The Ley del Mercado de Valores (the Mexican Securities Exchange Act, “LMV”) became effective on January 2, 1975. This Act imposes regulations on public offering, market trading, intermediaries and authorities activities and services related to the securities exchange and also foresees internal and external enforcement controls and severe sanctions in case of infringements.

     The main objectives of the LMV are to protect investors’ rights, to ensure that market trade is done in a fair, transparent, efficient and equitable manner, to minimize the risks related to market trading, and to promote competition. The LMV, to accomplish these main objectives, establishes several corporate guidelines which are: limitations on share repurchases; stockholders rights; independent members in the Board of Directors (25% minimum); the Board’s functions and obligations; the constitution, functions and obligations of an Audit Committee; and rules regarding the disclosure of certain relevant events, among other corporate governance practices.

     The Mexican General Law of Commercial Companies (“Ley General de Sociedades Mercantiles” or “LGSM”) which regulates any commercial companies became effective on August 4, 1934. The LGSM imposes several rules regarding the constitution and activities of Mexican companies, as well as the obligations, rights and limitations related to them. It also establishes regulations on the payment of dividends, profit distribution, reserve funds, shareholders’ rights and obligations, shareholders meetings, rules regarding the company’s administration and surveillance, periodic disclosures regarding financial, accounting and corporate information and foresees internal and external controls for enforcement and sanctions in case of infringements.

     The Disposiciones de cáracter general aplicables a las emisoras de valores y a otros participantes del Mercado de Valores (the General regulations applicable to securities issuers and other market securities participants “the Provisions”), became effective on March 19, 2003.

The main objectives of the Provisions are:

To compile the general rules issued by CNBV in connection with: (i) the registration and maintenance of securities with the National Registry of Securities; (ii) public offerings; (iii) disclosure of information provided by issuers for appropriate decision-making in the investment field; and (iv) the repurchase of shares by companies that have registered such securities with the above mentioned Registry, in order to facilitate their consultation, application and compliance.

To update the administrative law procedures for the registration of securities and the approval of public offerings for the purchase or sale of securities incorporating the use of computing programs in order to analyze the information provided on an efficient basis, and in case of public offerings, if applicable, allow the incorporation by reference of any such information submitted in due course by the issuers to the CNBV, stock exchanges (BMV), and public investors.

To appropriately regulate the procedures which allow the issuers to obtain:

The preventive registration of their shares with the National Registry of Securities, which shall allow that the placement of the same is carried out at the time it deems appropriate depending on the market conditions; and

The registration of securities to be issued under placement programs providing successive issuances and placements.

To promote the adoption of healthy governance practices of issuers.

To deepen and strengthen the regime of periodic disclosure of financial, economic, accounting, legal and governance information to be provided by issuers for appropriate investment decision-making in the market in order to convey greater confidence to the investors and to encourage their participation in the market.

To update the provisions regulating the manner in which the issuers carry out the repurchase of their shares.

To establish that independence requirements be met by external auditors in the accounting field and by lawyers drafting the reports and opinions that issuers must provide for the registration of their securities under the LMV.

     Elektra complies with all these regulations and has established some of these limitations and obligations in its bylaws.

Legislation and Regulations Affecting Electronic Money Transfer Services

     The Ley General de Organizaciones y Actividades Auxiliares del Crédito “LGOAAC” (the Organizations and Credit Auxiliaries Activities Act), and as of May 15, 2004, the Disposiciones de carácter general a que se refiere el Artículo 95-Bis de la LGOAAC aplicables a los denominados Transmisores de Dinero (General provisions derived from Article 95-Bis of the LGOAAC applicable to Money Transferers) establish the rules, procedures and mechanisms that money transfer companies must meet in order to offer and operate money transfer services.

     The main objectives of the law and these regulations are to prevent money laundering, the funding of terrorist activities as well as to prevent fraud. In order to prevent these activities, these money transfer regulations establish, among others, the following obligations with which companies who are allowed to offer them to the public must comply:

  To register before the SAT (Mexican Tax Authority) as a Money Transfer Company.
  To deliver to the SAT reports of the transactions (classified as Unusual, Concerning and Relevant) that these companies carry out for its clients.
  To implement procedures that allow the company to have all the information needed to identify its clients, all the operations carried out by these companies and the ones needed to safeguard this information.
  To install within its systems, early alerts in order to identify transactions which exceed an amount of US $3,000.00 per client in a sole operation or in elapsed transactions within a period of 5 consecutive days.
  To train their personnel in connection with their obligations to the authorities.
  To designate an individual in order for such person to act as a compliance officer.

These money transfer regulations provide for sanctions in case of noncompliance.

Regulations Affecting Afore Azteca (the Pension Fund Administrator)

     Under Mexican Law the employers, the employees and the Federal Government must pay fees to the Instituto Mexicano del Seguro Social “IMSS” (the Mexican Social Security Institute) and the IMSS must deposit those fees in an individual account for each employee.

     The Afores (the Pension Fund Administrators) are companies authorized by the Comisión Nacional del Sistema de Ahorro para el Retiro (the National Retirement Fund System Commission, “CONSAR”) for the management of the individual accounts above mentioned. They are also authorized to distribute those funds to the respective sub-accounts and to administer Sociedades de Inversión Especializadas en Fondos para el Retiro “Siefore” (companies specialized in investing the resources managed by the Afores).

     The Afores are regulated by the Ley de los Sistemas de Ahorro para el Retiro (the Mexican Savings Retirement System Act). The CONSAR takes charge of the Afores supervision and the

Comisión Nacional para la Protección y Defensa de los Usuarios de Servicios Financieros (the Mexican Defense and Protection of the Users of Financial Services Commission “CONDUSEF”) deals with the claims against the Afores.

Regulations Affecting Seguros Azteca

     The insurance companies are authorized by the SHCP and supervised by the National Insurance and Bonding Commission (“Comisión Nacional de Seguros y Finanzas” or “CNSF”).

     These companies are regulated by the Insurance Act s (“Ley General de Instituciones y Sociedades Mutualistas de Seguro” or “LGISMS”), by the Insurance Contract Act (“Ley Sobre el Contrato de Seguro” or “LSCS”) and by the provisions established by the CNBV and the SHCP. The insurance regulations establish the insurance companies’ organization and performance as well as the minimum requirements that the insurance contracts must observe.

Free Trade Agreements

     Free trade agreements may increase competition as they make it easier for non-Mexican retailers to enter the Mexican market. The North American Free Trade Agreement (NAFTA), effective since January 1, 1994, established a North American “free trade” zone and generally eliminates import duties, tariffs and barriers among Mexico, the United States and Canada. As a result, we may see an increase in the number of U.S. retailers in Mexico with whom we would compete. The free trade agreement between Mexico and the European Union, which became effective on July 1, 2000, also makes it easier for European retailers to enter the Mexican market. In addition, we face significant competition from the informal economy and parallel imports for the products that we carry.

Regulations Affecting Banco Azteca

     The business of Banco Azteca currently consists in financing and fund-gathering activities. At the closing of the fiscal year of 2004, the banking services provided by Banco Azteca to commercial enterprises equaled approximately 10% of its operations. As a consequence thereof, the Mexican laws and set of rules which are currently applicable to Banco Azteca are mainly those regarding consumer banking activities, loans and related activities. Please See Item II.“Information of the Company - Banco Azteca -Products and Services". However, there are several requirements and legal limitations in Mexico that are applicable to all Mexican commercial banks, including Banco Azteca.

General

     Our activities are regulated and supervised by the Mexican Ministry of Finance (“Secretaría de Hacienda y Crédito Público” or “SHCP”), Mexican Central Bank (“Banco de México” or “BANXICO”),the Mexican National Securities and Banking Commission ("CNBV" or Comisión Nacional Bancaria y de Valores), the Institute for the Protection of Banking Savings ("IPAB" or Instituto de Protección al Ahorro Bancario) and the National Commission for the Protection and Defense of the Users of the Financing Services ("CONDUSEF" or Comisión Nacional para la Protección y Defensa de los Usuarios de Servicios Financieros).

     The Mexican Ministry of Finance has extensive powers over the Mexican Financing System and governs its structure and transactions through a broad scheme of rules and policies that regulate the operations of the commercial bank system in Mexico. The SHCP is also responsible of granting licenses for the operation of commercial banks and authorizing the opening and closing of their branches.

     Banco de México was established in 1925 and is Mexico’s Central Bank. Its main duties include the formulation and implementation of the monetary and exchange policies, the operation of the Bank’s reserve, the supervision of the clearing house for the Mexican banks and the approval of certain commissions, fees and other charges. The monetary policy and central banking activities of the Mexican Central Bank (“Banco de México” or “BANXICO”) may have a considerable impact on the transactions and results of the commercial banks operating in Mexico, including Banco Azteca.

     CNBV is an independent entity of the Mexican Ministry of Finance that operates under the supervision of a Board of Directors. This Board of Directors is comprised of the President of the Commission and ten members, five of which are appointed by SHCP, three by BANXICO, and one by the National Commission of the Retirement Fund System (“CONSAR” or Comisión Nacional del Sistema de Ahorro para el Retiro) and other by the National Insurance and Bonds Commission (“CNSF” or

Comisión Nacional de Seguros y Fianzas).

     CNBV is in charge of the banking supervision and to guarantee that bank operations are enhanced in a safe and sound practice under the Mexican Laws and set of rules. Further, CNBV is responsible for reviewing and assessing the risks which the banking institutions are exposed to, as well as the suitable of their control and administration systems, in order to procure the adequate liquidity, solvency and stability levels. The CNBV also issues rules and regulations that govern the banking institutions and acts as a consultant to the Federal Government for financial business. Other activities conducted by the CNBV include the approval of the constitution, operation and minimum capital stock of the credit institutions, as well as the veto right in regard to the appointment of directors, officers, auditors and attorneys in fact of such institutions.

     The Credit Institutions Act enactment became effective on July 18, 1990. This Law, as well as the provisions established by the CNBV and the SHCP to project the public interest, rules the banking and credit services, as well as the organization and performance of the Bank. These banking regulations impose the following obligations, among others:

Licensing of Commercial Banks

     In order to engage in the banking business the authorization of the Mexican Government is necessary. The SHCP, after consulting BANXICO and the CNBV, has the authority to grant bank licenses to petitioners, subject to minimum capital requirements. The minimum capital stock required for newly organized banks is 0.12% of the total capital stock of the Mexican banking system. The prior authorization of the SHCP is needed for the opening, closing or relocation of offices of any kind abroad or for the assignment of assets or liabilities.

Capital Adequacy

     The SHCP sets forth the capital requirements that are to be observed by Mexican banks, same that are calculated for each bank in particular depending on their credit and market risk levels and their exposure. The capital requirements regarding market risks, measure the impact on the bank’s capital of the re-pricing gap between assets and liabilities and that of the disparities in foreign currency. Pursuant to the relevant rules, the CNBV may impose additional capital requirements and Banco de Mexico may, by prior recommendation of the CNBV, grant temporary exceptions to such requirements.

     The capital regulatory requirements in Mexico are consistent with the international capital regulatory standards adopted by the Basilea Committee of the Bank for International Settlements. Mexican commercial banks are obliged to maintain the risk-based capital in an amount equivalent to at least 8% of the risk-weighted assets. The total risk-based capital is conformed by the basic capital or “Level 1” capital and the complementary or “Level 2” capital. The basic capital generally includes common stock, non-cumulative preferred stock and the minority contributions in certain consolidated subsidiaries that qualify as such. The complementary capital generally includes the preferred stock not qualifying as basic capital, the subordinated debt at a term, certain capital instruments and the credit reserves (up to 1.25% of the total risk-weighted assets). Also, certain capital deductions are required as “commercial loans” or other intangible assets. The minimum basic capital required is 4.0% of the total risk weighted assets; further the regulatory capital requirements in Mexico impose an additional or complementary charge to the capital linked to the market risk that is mentioned below.

     Banco Azteca fully complies with these regulatory capital requirements. Thus, the Basic capital of Banco Azteca consists almost exclusively of qualified common stock, which, under the applicable regulatory requirements, is generally considered as the most desirable form of basic capital. The complementary capital of Banco Azteca consists mainly of loan reserves and other complementary reserves (up to 1.25% of the risk-weighted assets). Banco Azteca makes no capital deductions corresponding to commercial loans or others intangible assets, given that the Bank does not have any assets of such kind.

Provisions regarding Early Alerts

     The Mexican Congress recently passed certain reforms to the Law of Credit Institutions which became effective on June 16 2004; they provide “Early Alerts” and the precautionary intervention of the CNBV in the event that a commercial bank fails to comply with the minimum capital requirements specified in such Law and further specify the remedial steps that the CNBV may take under such circumstances.

     These new requirements make it necessary to rate the commercial banks into specific categories by reason of their capital stock and also to specify the actions the bank and the Mexican regulatory authorities may or should take, depending on the rating of the bank according to its capital stock. Specifically:

The banks with a total capital based on 10% risk or more are not subject to the adoption of precautionary measures.

The banks that have a total capital stock based on a risk equal to 8% or more, but less than 10.0%, are obliged to take certain precautionary measures, including:

To inform the Board of Directors

To refrain from entering into transactions that may result in the capital’s fall underneath 8%.

The banks that do not fulfill the minimum requirements of total capital of 8% are obliged to:

Inform the Board of Directors of such failure.

Submit a capital remedial plan before the CNBV.

Suspend the payment of dividends and other capital allocations to the shareholders.

Suspend any kind of stock repurchase schedule.

Suspend the payment of interests and capital over the subordinated debt, if any.

Suspend the payment of additional compensations to the Chief Executive Officer and to two lower level’s officers.

Refrain from resolving on any increase in the loans previously granted to related parties.

Additionally, the banks that fail to comply with the requirement of 8% minimum capital stock may be requested of the following:

To develop specific plans to prevent further deterioration of the capital stock.

To retain the services of external auditors or other third parties specialized in the conducting of special audits on specific issues.

To refrain from agreeing salaries and fringe benefits raises to their officers, provided they shall honor the obligations regarding the fringe benefits of their employees incurred in the normal course of business.

Reserve and Compulsory Deposit Requirements

     The mandatory reserve requirement is one of the instruments of monetary policy used as a mechanism to control the liquidity of the Mexican economy in order to decrease inflation. The aim pursued by BANXICO’s monetary policy is to maintain the stability of the purchasing power of the Mexican peso and, under this context, to maintain inflation at similar levels to those of their commercial partners’. Given the historic inflation levels in Mexico, BANXICO’s efforts have been addressed through a restrictive monetary policy.

     According to the above mentioned monetary policy, BANXICO has considered it convenient to maintain a creditor financial stance in the short term with the money market, where every day, the market opens with a liquidity shortage which is later counterbalanced by BANXICO through daily transactions in the money market. BANXICO’s own experience has demonstrated that the signs obtained from the monetary policy are more effective if liquidity position as the one described is adopted from the beginning.

     During recent years, in order to achieve such creditor financial position of short term with the Money market, BANXICO has been re-financing its liabilities to longer terms in order to prevent the constant re-financing. Such liabilities have been restructured under the form of mandatory deposits and voluntary compelling deposits (Monetary Regulation Deposits) and in the form of investment securities, as governmental bonds (Monetary Regulation bonds or BREMS). Further, the average term of the assets kept by BANXICO in the financial market has been kept very short, thus allowing that the refinancing of assets results in the short term creditor financial position.

     On March 28, 2003, BANXICO issued Bulletin 10/2003, in which it once again imposed the requirements of the reserves and mandatory deposits. This obligation implies that every Banking Institution must constitute a mandatory Monetary Regulation Deposit, which amount depends on the traditional money gathering in local currency that it may have had at the end of the precedent fiscal year.

     These deposits have an indefinite term and the amount of the deposit is updated in an annual basis. BANXICO shall inform in advance the date and the procedure to increase and/or withdraw the balance of the mandatory deposits. During the term the required reserve is in deposit, every financial institution shall receive the interests accrued every 28 days.

     The mandatory reserve and deposits requested for Banco Azteca in 2003, were equal to Ps. 29,792,187.00, which amount was covered through three deposits of Ps.9,930,729.00 each made on April 7, 8 and 9 2003,in compliance with the provisions of Bulletin 10/2003.

     The official Circular 21/2004, set forth as mandatory reserve and deposit required to Banco Azteca for 2004, the amount of Ps.559,867,265.00 which were covered by means of five deposits of Ps. 111,973,453.00 each on December 6, 7, 8, 9 and 10 2004.

Credit Diversification Rules

     On April 30 2003, the CNBV adopted new requirements that became effective on July 24 2003 and which rule the diversification of the credit risk of commercial banks. These rules provide limits to the loans that may be granted to one individual or group of individuals, calculated as percentage of the bank’s basic capital.

     At present, the maximum amount that Banco Azteca may lend to one single individual or related group of individuals is limited to 25% of its basic capital, except for the loans granted to other credit institutions or entities of the Federal Public Administration, in which case the rules provide that the credit may be given for up to 100% of the Bank’s basic capital. Notwithstanding, the rules for credit diversification allow that the credit institutions such as Banco Azteca carry out certain financial transactions beyond the aforementioned limits, provided such transactions are entered with: (i) the Federal Government, (ii) the development banking institutions, (iii) BANXICO, (iv) IPAB and, in certain circumstances, (v) the state and municipal governments.

     The new rules also provide that the commercial banks must diversify their risks when they receive funds from the general public, pursuing the achievement of the appropriate integration of their liabilities, considering the allocation of funds taken from the public. The rules require the CNBV is informed of any case the bank receives, from one single individual or group of individuals, deposits or loans representing more than 100% of the basic capital stock of the Bank.

Classification of Loans and Allowance for Loan Losses

     According to the provisions issued by the SHCP through the CNBV, Mexican banks rate their consumer credit portfolio at the end of each month based on the delinquent periods. These guidelines provide that the consumer credit portfolio must be rated on a monthly basis and submitted to the CNBV within a maximum term of 30 days counted as of the closing of the month. Based on the rating of the credit portfolio, a percentage of preventive reserves is allocated for credit risks according to a risk level, pursuant to the provisions of the guidelines issued by the SHCP. It is necessary that the corresponding preventive reserves be reflected in the general balance sheet of the Bank at the closing of the relevant month.

     The credits granted by Banco Azteca are evaluated every week, thus allowing for a fast identification of potential problems. For further information, See Item III, “Financial Information - a) Selected Financial Data - (iii) Selected Statistical Information for Banco Azteca—Loan Loss Reserves Required by Regulation and Supplemental Loan Loss Reserves.”

Related Party Transactions

     The bank has created and implemented policies and procedures ruling its transactions and relations with affiliated companies, including the companies affiliated to the two main controlling shareholders of Grupo Elektra. In general, these policies and procedures require that any transaction carried out between the Bank and any company or affiliated person is carried out on an arm’s length basis. Further, Banco Azteca’s policies and procedures impose quantitative and qualitative limitations to the related party transactions and they provide for the monitoring of such transactions. Furthermore, the loans granted to officers, directors or employees of the Bank are restricted, except for the payments that are generally granted at market rates and conditions as part of the common benefits.

     Banco Azteca makes extensive use of the functions and management, data technology, operational and report services of the companies belonging to Grupo Elektra. The services that such affiliated companies currently provide to Banco Azteca include the following:

  Management services,
  Advisory services,
  Lease of Real Estate related to the offices and branches, furniture and equipment among others.

     In order get the most of the existing synergies between Banco Azteca and Elektra, both companies carry out mutual dealings on a market price basis with regards to the services they provide to one another. However, it cannot be assured that these services will always be available to Banco Azteca in the future or that in the event that they would not be available to it, Banco Azteca would carry out these services on its own or would obtain them from a substitute service provider at a comparable price. For additional information see Item IV, “Management - b) Related Party Transactions and Interest Conflicts.”

Bank Secrecy Provisions; Credit Bureaus

     According to the banking legal framework, Mexican banks may not disclose any information regarding the identity of their clients or the deposits, services or any other specific banking transaction (including loans) to individuals (including any purchaser, insurer or broker or any holder of any of the Bank’s securities), other than: (1) the depositor, the debtor, the holder of the account or beneficiary and their legal representatives or attorneys in fact, (2) judicial authorities acting in judicial procedures in which the account holder may be a party or defendant, (3) the Mexican federal tax authorities through CNBV for tax purposes and (4) the credit bureau, according to the Law of Credit Information Companies.

     Likewise, we have established the following measures for the safeguarding of our clients’ information:

  We have created and assigned unique users’ profiles, in a way that only the authorized personnel may have access to such user’s data.
  We have implemented security measures in the functions and data processing areas, in such manner that access is prohibited to non-authorized persons to the clients’ data-based system.
  We have adopted an Ethics code which provides among other things, the guidelines for the handling of the client’s information by the Bank.
  In our employment and services provision agreements, we have included specific clauses that state the confidential nature of the bank’s information and of the bank’s clients.
Anti-money laundering requirements

     Banco Azteca is obliged to inform the Mexican financial and judicial authorities of the transactions in an amount equal or over US$10,000, or any other unusual or suspicious transaction, in order to find and prevent criminal or illegal financial transactions and the use of Credit institutions for money laundering activities.

In order to comply with such requirements, Banco Azteca has adopted the following measures:

       a) It trains its personnel in a way that they are fully aware of the legal and administrative requirements in effect.
       b) It has adopted and implemented steps that makes it easier to identify our clients (“know-your-client requirements”)
       c) An automated monitoring transaction system has been installed, that allows us to detect and monitor unusual transactions.
       d) It has appointed an individual exclusively in charge of matters concerning the compliance of the money anti-laundering requirements.
       e) It has appointed a committee of Bank officials in charge of supervising the anti-money laundering activities.

       f) In compliance of the Mexican laws, it has created procedures to identify our “high-risk” customers and "politically exposed individuals ".

     The banking laws also provide that the compliance by the credit institutions of their obligation of informing of any illegal or suspicious transactions does not constitute a violation to the bank-client privilege under the Mexican laws.

Credit Investigation and Reporting Requirements

     Under Mexican laws, the granting of loans or credits in an amount of more than 1,000 AUDIS (which is equal to approximately US$328), makes it necessary to investigate the credit background of the potential borrower through an authorized credit bureau. In the absence of such report, a preventive reserve equal to 100% of the value of the loan granted must be created.

     In order to safeguard the privacy of the Bank customer’s information under these requirements, Banco Azteca has appointed certain officers so that they are exclusively authorized to obtain credit information from the credit report companies. In turn, these companies are obliged to the safeguarding of the information under a bank-client privilege and those financial privileges provided for in the Law of Credit Information Companies.

Bank Deposit Insurance

     This is a mechanism for the assurance of the resources deposited by the bank’s depositors. In many countries, there are institutions that respond for the depositors’ interests by insuring their deposits.

     In Mexico, there have always existed mechanisms for the protection of almost every bank deposit. Since the Mexican Congress enacted the Law for the Protection of Bank Savings, published in the Official Gazette of the Federation on January 19, 1999, and at the same time created the Institute for the Protection of Bank Savings (IPAB), this institution has been responsible of protecting all bank deposits in Mexico, in order for depositors to rely on the safety of their savings, thus contributing to the stability of the financial system.

     As in the majority of the countries that have similar institutions, in Mexico, banks pay fees deposited in a fund for the protection of savings. In such manner, if a bank faces difficulties, the resources deposited in this fund may be used to prevent depositors from losing their money.

     Notwithstanding that nowadays, almost all bank savings are protected, the worldwide experience recommends to limit such protection to the small and medium deposits. Therefore, during 1999, certain financial transactions ceased to be protected. Year to year and gradually, more types of financial transactions will cease to be covered, in such manner that in 2005, the maximum amount for which the IPAB will be responsible is 400,000 AUDIS per person, per institution. Currently, this amount is equal to more or less Ps. 112,115.

Risk Management

     As it was mentioned above, Banco Azteca conducts its business on grounds of the principles of commercial banking that intend to create and maintain a conservative risk profile and not a speculative one. Accordingly, the Bank has developed and implemented risk management goals, policies and procedures consistent with the operating basic principles of the Bank and are based in the legal and administrative framework in effect, as well as in the best practices of bank-risk management, both domestic and international.

     As of July 1, 2004, the risk-management activities are subject to the prudential provisions related to integral risk management, which are focused on the promotion of a risk management culture that is applicable to the credit institutions and in providing, among other things, the controls and procedures to identify, measure, limit, control and disclose the different types of risks to which credit institutions are subject.

     The Bank has established a Risk management Unit, in charge of developing and implementing procedures for the identification, measurement, monitoring, limiting, controlling and reporting, taking into consideration the legal factors and the external factors beyond the control of the Bank, the totality of the risks (quantitative and qualitative) to which the bank is exposed in its operations. See “––Banco Azteca—Operational Risks of Banco Azteca.”

TAXATION

     The following summary contains a description of the principal Mexican and United States Federal income tax consequences of the purchase, ownership and disposition of the GDSs or the Shares, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on the tax laws of Mexico and the United States in force on the date of this Annual Report, including the provisions of the income tax treaty between the United States and Mexico (the “Tax Treaty”), which are subject to change. This summary deals only with holders that will hold GDSs or Shares as capital assets and does not address tax considerations applicable to investors that may be subject to special tax rules, such as banks, tax-exempt organizations, insurance companies, dealers in securities or currencies, persons that will hold GDSs or Shares as part of an integrated investment (including a “straddle”) comprised GDSs or Shares and one or more other positions, certain U.S. expatriates or former U.S. residents, persons that have a “functional currency” other than the U.S. Dollar and persons that own or are treated as owning 10% or more of our voting shares.

     Holders of GDSs or Shares should consult their own tax advisors as to the United States Federal, Mexican or other tax consequences of the purchase, ownership and disposition of GDSs or Shares, including, in particular, the effect of any foreign, state or local tax laws.

     References to Shares in this section “Taxation” refer equally to Shares represented by GDSs.

     As used herein, the term “United States Holder” means the beneficial owner of Shares that is, for United States Federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a United States domestic corporation or (iii) otherwise subject to United States Federal income tax on a net income basis in respect of Shares.

     As used herein, the term “Foreign Holder” means a holder that is not a resident of Mexico and that will not hold Shares or a beneficial interest therein in connection with the conduct of a trade or business through a permanent establishment in Mexico.

     For purposes of Mexican taxation, an individual is a resident of Mexico if he has established his domicile in Mexico, unless he has another domicile in a foreign country and his personal and economic relations (center of vital interest) are in such country, (except for public officers or governmental employees), and a legal entity is a resident of Mexico if it is incorporated under Mexican law or if it has its principal place of business or its place of effective management in Mexico. A Mexican citizen pursuant to Mexican law is presumed to be a resident of Mexico for tax purposes unless such person can demonstrate otherwise. If a person has a permanent establishment in Mexico, such permanent establishment shall be required to pay taxes in Mexico on income attributable to such permanent establishment in accordance with relevant tax provisions.

Tax Considerations Relating to Shares

Taxation of Dividends

     Mexican Tax Considerations

     Dividends paid to Foreign Holders with respect to Shares will not be subject to Mexican withholding tax.

     U.S. Tax Considerations

     Cash dividends paid with respect to the Shares, to the extent paid out of our current or accumulated earnings and profits, as determined for United States Federal income tax purposes, generally will be includible in the gross income of a United States Holder as ordinary income on the day on which the dividends are received by such United States Holder, or in the case of GDSs, the Depositary, and will not be eligible for the dividends received deduction allowed to corporations. However, pursuant to legislation enacted in 2003, dividends paid to United States Holders that are individuals will be subject to tax at long-term capital gains rates (currently, up to 15%) through 2008, provided certain holding period and other requirements are satisfied. Dividends paid in pesos will be included in the income of a United States Holder in a U.S. dollar amount calculated in general by reference to the exchange rate in effect on the day they are received by such United States Holder, or in the case of GDSs, the Depositary. United States Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any pesos that are converted into U.S. dollars on a date subsequent to the date of receipt by the holder or the Depositary, as applicable. Dividends generally will constitute foreign source “passive income” or, in the case of certain United States Holders, “financial services income” for United States foreign tax credit purposes.

     Distributions to United States Holders of additional Shares with respect to their Shares that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to United States Federal income tax.

     A Non-United States Holder of Shares generally will not be subject to United States Federal income or withholding tax on dividends received on Shares, unless such income is effectively connected with the conduct by the Non-United States Holder of a trade or business in the United States.

Taxation of Capital Gains

     Mexican Tax Considerations

     The sale of Shares issued by Mexican companies by a non-resident holder will not be subject to any Mexican tax if the transaction is carried out through the Mexican Stock Exchange or other securities markets placed in a country which has entered into a treaty to avoid double taxation with Mexico. Certain restrictions to this exemption will apply if the Shares are transferred as a consequence of public offerings. Sales or other dispositions of Shares made in other circumstances generally would be subject to Mexican tax, regardless of the nationality or residence of the transferor.

     Additionally, under the Tax Treaty, a holder that is eligible to claim the benefits of the Tax Treaty will be exempt from Mexican tax on gains realized on a sale or other disposition of Shares in a transaction that is not carried out through the Mexican Stock Exchange or such other approved securities markets, so long as the holder did not own, directly or indirectly, 25% or more of the capital stock of the company (including GDSs) at any time within the 12 month period proceeding such sale or other disposition.

Other Mexican Taxes

     There are no inheritance, gift, succession or value added taxes applicable to the ownership, transfer, exchange or disposition of Shares by Foreign Holders, although gratuitous transfers of Shares may, in certain circumstances, cause a Mexican Federal tax to be imposed upon the recipient. There is no Mexican stamp, issue, registration or similar taxes or duties payable by holders of Shares.

     Commissions paid in brokerage transactions for the sale of Shares on the Mexican Stock Exchange are subject to a value added tax of 15%.

     (vi) Human Resources

Employees at Elektra

     General

     As of December 31, 2004, we employed approximately 28,121 people on a full-time basis in our operations. We employed 11,054 employees in our stores, 5,646 in our credit and collections operations, 2,583 in our corporate and administrative divisions, 8,768 in Banco Azteca, 37 in Seguros Azteca and 33 in Afore Azteca. None of our operating companies has any employees directly, as personnel services are provided by our other subsidiaries by agreement with our personnel subsidiaries or by third parties. We employ part-time employees to meet seasonal needs as necessary. We recruit employees at high schools and through advertisements at each of our stores. Our policy is to hire store employees from within the local community where the store is located to offer better customer service. We also recruit from universities to staff our headquarters.

     The following table sets forth the number of our employees, broken down by category of employment and geographical location for the years ending December 31, 2002, 2003 and 2004:

	Number of Employees as of December 31,

	2002	2003	2004

Number of employees	20,012	24,328	28,121

Category of activity (1)
Store employees	7,302	7,833	11,054
Credit and collections employees	8,288	6,323	5,646
Corporate and administrative	4,422	5,277	2,583

Banco Azteca	—	4,569	8,768
Seguros Azteca	—	18	37
Afore Azteca	—	308	33

Location
México	18,710	22,803	26,007
Guatemala	496	662	897
Honduras	299	285	511
Peru	507	578	706

______________________________________
(1) Includes credit and collections employees from our Latin American operations.

Elektra in México

     As of December 31, 2003, we employed approximately 7,457 people (excluding corporate and credit staff employed on behalf of Banco Azteca), on a full-time basis at our Elektra operations in Mexico. Approximately 15% of our employees in our Elektra stores worked in Mexico City and the remaining employees were located throughout the rest of the country. None of our Elektra store employees were represented by any labor unions. We have a collective bargaining contract with each of our unions. Mexican labor laws require union contracts to be reviewed and renegotiated yearly, with respect to salaries, and every other year with respect to fringe benefits. The average salary increase contained in each of the new collective bargaining agreements during the past year for the union employees previously mentioned was above the average inflation rate in Mexico. We believe our relations with the employees involved in Elektra’s operations are good; and we have not experienced a strike since 1983.

Elektra in Latin America

     As of December 31, 2004, we employed approximately 961 people on a full-time basis in our international operations (including store, credit and collections and corporate and administration employees). We employ part-time employees to meet seasonal demand as necessary. None of our employees in the Latin American countries outside of Mexico in which we operate is represented by a union. We believe that our relations with these international employees have been good since inception in 1997. Grupo Elektra has never been subject to a strike by our international employees.

     Collection: We have approximately 875 employees dedicated to installment sales collections and investigations related to purchases of merchandise at our Elektra stores outside of Mexico. Customers make their weekly payments in person at Elektra stores, which are open seven days a week, from 9:00 a.m. to 9:00 p.m. In the event that the customer misses two consecutive weekly payments, our collectors visit the customer in person at least once a week. If total arrears exceed eight weekly payments, a credit sales supervisor will visit the customer weekly. When the customer’s arrears exceed 13 weekly payments, the matter is referred to our legal department, which sends an attorney to the customer’s house or place of business to attempt to settle the collection matter. In the event that a customer’s total arrearages exceed 16 weekly payments, we may institute judicial procedures to settle the claim by obtaining a court order for attachment of the customer’s assets. However, our policy is to attempt first to reach an agreement with the customer whereby the customer resumes payment or the merchandise is returned.

     In addition Elektra has the following staff of regional investigators as follows:

Credit Staff as of
Region	December 31, 2003:

Guatemala	314
Honduras	244
Peru	317
Total	875

Salinas y Rocha

     At December 31, 2004, approximately 519 employees worked in Salinas y Rocha’s operations (excluding corporate and credit staff), compared to 613 in 2003. The decline in the number of employees is a result of the closing of 12 stores during 2004 and the reallocation of employees related to our credit operations to Banco Azteca. Salinas y Rocha has never experienced a labor strike, as none of its employees belong to a union and management believes that it has good employee and labor relations. During 1999, management converted all employee compensation to the system currently utilized by Grupo Elektra, which consists in a weekly sales commission for our sales personnel and store managers, based on the weekly profits of the store. In addition, we have converted all employee benefit plans to those currently provided by Grupo Elektra, including medical, life and pension benefits.

Banco Azteca

     As of December 31, 2004, Banco Azteca’s workforce consisted of a total of 13,609 employees, including corporate personnel, comprised of: 628 corporate employees, 8,740 credit operations employees and 4,241 service employees at branch tellers. Banco Azteca does not have employees directly, as personnel services are provided by other subsidiaries of Elektra under agreements between the Bank and those subsidiaries.

Afore y Siefore Azteca

     As of December 31, 2004, Afore and Siefore Azteca’s workforce consisted of a total of 33 employees, including corporate personnel, comprised of: 15 corporate employees, 18 service employees at branch tellers. Nor Afore or Siefore Azteca have employees directly, as personnel services are provided by other subsidiaries of Elektra under their respective agreements or by third parties.

Training of Personnel

     We consider the training of our staff a high priority to ensure the highest levels of customer service. We recognize that the success of our retail operations ultimately depends in large measure on the level of service provided by its personnel. Every employee, from a cashier to a division manager, receives a description of his or her responsibilities and ongoing training to help them develop the professional and personal characteristics necessary to provide Elektra’s customers with the highest level of service. Employees are regularly briefed on the performance of their store and our operations as a whole. Since 1997, we have trained more than 150,000 employees at Elektra University (UNE), our in-house school of excellence, which includes model Elektra, Salinas y Rocha, Bodega de Remates stores and Banco Azteca branches.

     The Elektra University (UNE) provides our employees with mentoring and teaching skills (train-the-trainers courses) and keeps current employees updated of changes and modifications to our operating procedures. New store employees generally receive one week of training by e-learning and three weeks of on the job training through our mentoring system. Our new operational managers receive more than four weeks of training in topics such as management, products and services, operations support systems and administration.

     A “Centro de Diseño Instruccional” (Instructional Design Center), is where the training is designed and developed considering the customer’s needs and the training methodologies and techniques we have in place, this has been the way to develop first class training solutions. This model considers the specific requirements of each position, in order to ensure that all our employees acquire the skills and knowledge needed to properly operate their functions, generating value for our customers through a high quality service.

     During the last two years we had been developing a certification model for every position of our stores and branches, which started with Banco Azteca´s employees, in order to satisfy the requirements established by the Mexican National Securities and Banking Commission (“Comisión Nacional Bancaria y de Valores” or “CNBV”), as well as training them in respect of our new banking products and services.

     In the first quarter of 2003 we implemented on-line training programs. As of the first quarter of 2005, most of our employees have been trained by the UNE through more than 150 online courses. Nevertheless we continue with some of our traditional “face to face” training programs as well, only when the topic at hand requires this specific training mode.

Training of Personnel

General

     We consider the training of our staff a high priority to ensure the highest levels of customer service. We recognize that the success of our retail operations ultimately depends in large measure on the level of service provided by its personnel. Every employee, from a cashier to a division manager, receives a description of his or her responsibilities and ongoing training to help them develop the professional and personal characteristics necessary to provide Elektra’s customers with the highest level of service. Employees are regularly briefed on the performance of their store and our operations as a whole. Since 1997, we have trained more than 150,000 employees at Elektra University (UNE), our in-house school of excellence, which includes model Elektra, Salinas y Rocha, Bodega de Remates stores and Banco Azteca branches.

     The Elektra University (“UNE”) provides our employees with mentoring and teaching skills (train-the-trainers courses) and keeps current employees updated of changes and modifications to our operating procedures. New store employees generally receive one week of training by e-learning and three weeks of on the job training through our mentoring system. Our new operational managers receive more than four weeks of training in topics such as management, products and services, operations support systems and administration.

     The “Centro de Diseño Instruccional” (Instructional Design Center), is where the training is designed and developed considering the customer’s needs and the training methodologies and techniques we have in place, this has been the way to develop first class training solutions. This model considers the specific requirements of each position, in order to ensure that all our employees acquire the skills and knowledge needed to properly operate their functions, generating value for our customers through a high quality service.

     During the last two years we had been developing a certification model for every position of our stores and branches, which started with Banco Azteca´s employees, in order to satisfy the requirements established by the Mexican National Securities and Banking Commission (“Comisión Nacional Bancaria y de Valores” or “CNBV”), as well as training them in respect of our new banking products and services.

     In the first quarter of 2003 we implemented on-line training programs. As of the first quarter of 2005, most of our employees have been trained by the UNE through more than 150 online courses. Nevertheless we continue with some of our traditional “face to face” training programs as well, only when the topic at hand requires this specific training mode.

Latin America

     We have an extensive in-house education program to train new employees, keep current employees informed of additions and modifications to our operating procedures and demonstrate new products. New store employees generally receive three weeks of training prior to assuming responsibilities, and new store managers, credit managers, sales and credit regional managers receive four months of training using the same model developed and perfected in México: e-courses focused on theory and on the job training under the supervision of an appointed mentor. This mentoring component is coordinated by Elektra University, located in Guatemala, Honduras and Peru. In addition, we offer continuing education programs to our existing employees. Training consists of both product training and classes focused on the social and personal attributes important for the particular position.

Banco Azteca

     At Banco Azteca our extensive in-house training and education program continues focusing on training new employees as well as informing and reinforcing the current ones, on our operating procedures, additions, and modifications as well as new product knowledge.

     Our continuing education programs for all our employees offer courses that provide both: financial product knowledge and the social and personal skills development needed at each job position. As an example of this, we recently launched an important Quality Customer Service Program, directed to all employees.

     As a main component to our in-house training and education program, we launched an online training system focused on providing training to all branch and regional employees. At year’s end this online training system enabled us to register over 13,000 participants in sixty different on line training modules. Through this year we have been able to shift our training mode from 10% to 60% online training.

     Moreover, we optimized our online course production system, enabling us to reduce our development cost by a 48%.

     At Banco Azteca we recently developed a job position certification training program which has been embedded in our online training system. This certification training program focuses mainly on the training needs of all our operational staff. The Program will be, as of this year, a key element for our employees’ career development plan.

     Banco Azteca continues training on an on going basis all its employees in order to ensure compliance with the Mexican National Securities and Banking Commission’s (“Comisión Nacional Bancaria y de Valores” or “CNBV”) requirements as well as keeping them updated on our new Banking products procedures and services.

(vii) Environmental Performance

     Not applicable.

(viii) Market Information

     The success of our business is to a very large extent subject to the cycles of the Mexican economy, which in turn are very much influenced by the economy of the United States. Downturns in the Mexican economy may directly and adversely impact the purchasing power of our primarily lower-middle-class target market and the quality of our credit portfolio. The macroeconomic environment in which we operate is beyond our control. Changes in the Mexican economy are a major risk of our business and could have a material adverse effect on the success of our operations.

     We are a Mexican corporation, and the majority of our subsidiaries are also Mexican corporations. As a result, our business may be significantly affected by the general condition of the Mexican economy, by the depreciation of the peso, by inflation and high interest rates in Mexico, or by political developments in Mexico.

     Mexico experienced a severe economic crisis following the devaluation of the peso in December 1994. In recent years, economic crises in Asia, Russia, Brazil, Argentina and other emerging markets have adversely affected the Mexican economy and could do so again. In 2002, inflation increased to 5.7% and GDP increased by 0.7% in real terms, as compared with 2001. In 2003, GDP showed a 1.3% year over year expansion in real terms, while the accumulated inflation rate was 4.0% . In 2004, GDP grew 4.4% year over year in real terms and accumulated inflation registered a 5.2% increase.

     Declines in growth, high rates of inflation and high interest rates in Mexico generally have an adverse effect on our business. During 2004, the world economy showed its second consecutive year of expansion, mainly impulsed by the growth experienced by the U.S. and Chinese economies, which have been the main catalysts of the world economy. In line with world macroeconomic trends, during 2004, the Mexican economy showed a more vigorous trend boosted by a positive performance of productive activities and components of aggregate demand. However, as seen in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could limit foreign investments in Mexico and adversely affect the Mexican economy. For example, if the Mexican economy falls into a recession or if inflation and interest rates increase significantly, our business, financial condition and results of operations could suffer material adverse consequences because, among other things, demand for our stores’ goods may decrease as consumers find it more difficult to pay for our products; similarly, demand for Banco Azteca’s products may decrease as clients find it more difficult to save money.

     During 2004, the U.S. economy continued its expansion, as most economic variables showed positive growth. Particularly, real GDP grew 4.4%, compared to 3.0% and 1.9% in 2003 and 2002, respectively. Personal consumption expenditures, gross private domestic investment, and imports grew 3.8%, 13.2% and 9.9%, respectively. Additionally, the unemployment rate for December 2004 was 5.4%, compared to 5.7% in the same month of 2003. However, if the U.S. economy were to enter into another recession in 2005, Mexico’s currency would likely be adversely affected, thereby resulting in a negative impact on our financial condition and results of operations.

     Our sales volume may decrease following a significant devaluation or depreciation of the peso, as inflation increases cause consumers to spend less on our products and services. Although the value of the peso relative to the U.S. dollar has stabilized since 1998, any future depreciation or devaluation of the peso is likely to reduce our sales volume, which may have a material adverse effect on our results of operations.

     Declines in the value of the peso relative to other currencies increase our interest costs in pesos relative to our indebtedness denominated in such other currencies. Such declines could also cause us to register foreign exchange losses and could adversely affect our ability to meet our interest and principal obligations under our indebtedness. As of December 31, 2003, we had approximately US$275 million indebtedness denominated in U.S. dollars. Although we have redeemed in full this indebtedness in 2004, we may in the future incur additional non-peso-denominated indebtedness. The value of the peso has been subject to significant fluctuations with respect to the U.S. dollar in the past and may be subject to significant fluctuations in the future.

     Furthermore, a severe devaluation or depreciation of the peso may also result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert pesos into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal on our indebtedness. While the Mexican government does not currently restrict, and for many years has not restricted, the right or ability of Mexican or foreign persons or entities to convert pesos into U.S. dollars or to transfer other currencies out of Mexico, the government could institute restrictive exchange rate policies in the future. To the extent that there are currency fluctuations, they are likely to continue to have an effect on our financial condition, results of operations and cash flows in future periods.

     Although the value of the peso/U.S. dollar exchange rate has stabilized in recent years, it is possible that the peso will depreciate in value relative to the U.S. dollar in the future.

     Mexico has experienced high levels of inflation in the past, although inflation rates have been moderate in recent years. The annual rate of inflation, measured by changes in the National Consumer Price Index, was 5.7% for 2002, 4.0% for 2003 and 5.2% for 2004. On December 31, 2004 the 28-day Cetes rate was 8.61% . High interest rates in Mexico may adversely affect our costs and thus our financial condition and results of operations.

     Mexican political events may also significantly affect our operations and the performance of Mexican securities, including our securities. In the Mexican national elections held on July 2, 2000, Vicente Fox of the opposition Partido Acción Nacional (National Action Party or PAN) won the presidency. His victory ended more than 70 years of presidential rule by the Partido Revolucionario Institucional (the Institutional Revolutionary Party or PRI). Neither the PRI nor the PAN succeeded in securing a majority in the Congress or Senate.

     President Fox assumed office on December 1, 2000, and to date, there have been no changes in Mexico’s economic policies that would adversely affect our business. A change in economic policy, as well as currency instability, could have a material adverse effect on our business, financial condition, prospects and results of operations.

     We anticipate that presidential candidates of each party will be announced in late 2005, and as a result, political campaigns will start at that time for presidential elections in 2006. However, we do not expect these events to harm the main macroeconomic fundamentals, including GDP growth and inflation rates, although these events could cause slight volatility in exchange rates and interest rates.

     Structural reforms (such as tax, energy and labor reforms) are still pending and we cannot guarantee that they will be approved or that there will not be changes in Mexican monetary and fiscal policy that could negatively affect the Mexican economy and the results of our operations.

     We have retail operations in various foreign countries, including Peru, Honduras and Guatemala, and we intend to pursue any beneficial commercial opportunities that may arise in these and other Latin American countries. Net revenues from operations in these foreign countries represented approximately 6.6% of our net revenues in 2004. We are subject to the risks inherent in conducting business across national boundaries, any one of which could negatively impact our business. These risks include:

•	Economic downturns;

•	Currency exchange rate fluctuations;

•	Changes in governmental policy;

•	International incidents;

•	Military outbreaks or acts of war or terrorism;

•	Government or political instability;

•	Nationalization of foreign assets; and

•	Government protectionism.

     We cannot assure you that one or more of these factors will not impair our current or future international operations and, as a result, harm our overall business.

     Our future success depends on our ability to select and purchase quality merchandise at attractive prices. We have historically been able to locate and purchase quality merchandise, but such merchandise may not be available in the future, or it may not be available in quantities necessary to accommodate our expanding businesses, or it may become subject to higher import taxes than it currently is. We are not generally dependent on any single supplier or group of suppliers. Nonetheless, for white goods, Grupo Mabe, Whirlpool and Daewoo, and for electronics, Sony, Panasonic, Samsung and LG Electronics, represent a very significant portion of our supplies. Our business and results of operations may be adversely affected by a disruption in the availability of sufficient quantities of high quality, affordable merchandise.

     Our business is highly competitive in all product categories. Earnings primarily depend on the maintenance of high per-store sales volumes, efficient product purchasing and distribution and cost-effective store operations. The retail sector throughout Latin America is fragmented and consumers are served by a number of formats, including traditional formats such as local, independent retail stores, modern formats such as retail chains and department stores, as well as informal outlets such as street vendors and outdoor markets. In general, our competitors in this business include other specialty stores, electronics and appliance stores and department stores, some of which are national and international in scope and may have greater resources than we possess in that specific country. Also, certain major U.S. retailers have established joint ventures with Mexican retailers and have opened stores in Mexico. We expect that other U.S. and European retailers may continue to do so in the future (especially in light of the implementation of the North America Free Trade Agreement and the European Community free trade agreements). We also face significant competition from the informal economy and parallel imports for the products that we carry. There can be no assurance that our performance will not be adversely affected by increased competition, consolidation of the retail sector and more sophisticated competitors from these and other sources.

     Pricing competition in the specialty-retailing sector is intense. Pricing pressure from competitors is increasing as the sector consolidates and more competitors are able to benefit from economies of scale and reduce their prices to consumers. Banco Azteca faces pressure on the pricing of the credit it extends to our customers as part of its consumer credit service. There can be no assurance that we will be able to maintain or increase our current margins, the reduction of which could have a material adverse effect on our business.

Elektra’s competitors in Mexico

     Our electronics, appliance and furniture retail business is highly competitive. Including cash and credit operations, we believe that Elektra’s margins are among the highest in the retail sector in Mexico. Earnings primarily depend upon the maintenance of high per-store sales volumes, efficient product purchasing and distribution and cost-effective store operations. The Mexican retail sector is highly fragmented and consumers are served by a number of formats, including traditional formats such as local, independent retail stores, modern formats such as retail chains and department stores, and informal outlets such as street vendors and markets. Management believes that there is no competing business that has the combination of specialization in consumer electronics, major appliances and household furniture, national coverage, complemented with banking products and services, and at the same time, experience selling to the middle class, that we possess. In addition, department stores and discount clubs that carry the same merchandise lines generally offer less product variety than we do.

     Certain international retailers have established joint ventures with Mexican retailers and have opened stores in Mexico. We expect that other international retailers will do the same in the future. We also compete against a significant informal market for our products. We believe that our brand recognition, goodwill in our name, more than 50 years of experience, extended warranties, repair service and credit availability provide us with a competitive advantage over the lower-priced goods sold in this informal market.

     On March 10, 1999, we were declared the winner of an auction to acquire a 94.3% equity interest in our most significant competitor in Mexico, Grupo SyR. See “Salinas y Rocha.” We continue to face strong regional competition from Viana, Coppel, Famsa, other regional chains and an estimated 7,000 local, independent retail stores. The following table sets forth certain information concerning what we believe are our primary competitors in Mexico.

	Estimated Primary Region	Number of
Store	of Operations	Stores(1)

Elektra	Nation-wide	820(2)

Famsa	Northeast	286
Almacenes Coppel	Northwest	254
Viana	Nation-wide	38
Independent retail stores	Nation-wide	Approx. 7,000
______________________________________
(1)	Estimates of Grupo Elektra, as of December 31, 2004.
(2)	Includes Elektra, Bodega de Remates and Salinas y Rocha stores.

     With 220 Elektra stores (including Bodega de Remates) in the Mexico City metropolitan area, we believe that we are a leading specialty retailer of consumer electronics, small appliances, white goods and household furniture in that region. In the Mexico City metropolitan area, we consider Almacenes Coppel, FAMSA and Viana to be our major competitor in electronics; small appliances and white goods retail market. Most of our formal competitors are regional and local department and specialty stores. We believe that, through our Elektra operations, we are well-positioned to compete in all of our markets in Mexico.

Elektra’s competitors in Latin America

     Our electronics, appliance and furniture retail businesses in Latin America face numerous competitors in all product categories. Earnings primarily depend on the maintenance of high per-store sales volumes, efficient product purchasing and distribution and cost-effective store operations. The retail sector throughout Latin America is fragmented and consumers are served by a number of formats, including traditional formats such as independent retail stores, modern formats such as retail chains and department stores, as well as informal outlets such as street vendors and markets.

     The competition from organized competitors in these regions is relatively weak. However, we face significant competition from the informal economy and parallel imports for the products we carry. We believe that our extended warranties, repair service and credit availability provide us with a competitive advantage over lower-priced goods sold in this informal market.

     The following table sets forth certain information based on our estimates concerning our primary competitors in the three Latin American countries outside Mexico in which we operate:

		Estimated Number of
Country	Competitor	Stores

Guatemala	Agencias Way	54
	Dístelsa-Max	24
	Tropigas	19
	Curacao	12

Honduras	Curacao	26
	Tropigas	15
	Jetstereo	7

Peru	Carsa	53
	Curacao	40
	Efe	18
	Hiraoka	3
	Ripley	5
	Saga-Falabella	8

_______________________
Source: Grupo Elektra’s Market Research and Intelligence Area and Companies’ websites.

Banco Azteca’s competitors

     Banco Azteca serves a market that traditionally has been underserved by the Mexican commercial banking sector. We attribute this fact to a variety of contributing factors, including the high service costs associated with serving Banco Azteca’s target market resulting from the labor-intensity of the credit review, approval and administration process and the frequency of required payments, high collection costs, high legal costs, the lack of cost-efficient credit reports or records on customers in this market and the broad geographical dispersion of this target market. Banco Azteca, however, has been able to minimize these costs through the use of Elektra’s well-developed and cost-efficient consumer credit infrastructure. Accordingly, at this time we do not believe that the traditional commercial banks in Mexico represent an important source of competition for Banco Azteca, although there can be no assurance that this will not change in the future.

     The primary competitors of Banco Azteca include (i) the Sociedades Financieras de Objeto Limitado, or “Sofoles” (credit companies), which may grant credit only for limited purposes, (ii) the Popular Savings Funds which are located in population areas that are also served by the Bank, and (iii) the network of informal credit facilities and arrangements that exist in the Mexican economy. As of the end of the second quarter of 2004, the Sofoles in the aggregate had achieved an average of 268 thousand customers per year with an average aggregate balance of Ps.2,053 million in loans, representing a market share of approximately 1.7% of the Bank’s target market. As of the same time, total loans made by the Savings Funds in the aggregate, through a network of 374 thousand sales points through Mexico, amounted to Ps.300 million with a target market penetration of 2.3% .

Money Transfer Business’ Competitors

     Elektra’s major competitors (as paying agents for Western Union) in the electronic money transfer business to Mexico are Banco Nacional de México, S.A; HSBC (Bital); and Telecomm Telégrafos, a public entity that provides public telegraph services, Internet, e-mail and electronic transfers, among other services.

(ix) Corporate Structure

     See Item II. “Information on the Company- b) Overview - (xii) Share Ownership”.

(x) Main Assets Description

Property, Plant & Equipment

     The following table sets forth information with respect to the value of our property, plants, furniture, equipment and investment in our stores, as of December 31, 2004:

	As of and for the Year Ended December 31, 2004
	(in millions of Ps.)
	Assets owned
Category	Net Book Value
			Central and
		Mexico	South America			Total
Land	Ps.	989.13	Ps.	4.46	Ps.	993.59
Buildings		669.82		3.0		672.82
Investment in stores		1,389.67		109.5		1499.19
Computer equipment		862.33		27.8		890.12
Communication equipment		149.27		10.9		160.13
Transportation equipment		355.38		6.5		361.87
Furniture and fixtures		455.69		41.6		497.27
Machinery and equipment		160.66		12.2		172.82
Total	Ps.	5,031.95	Ps.	215.86	Ps.	5,247.80

____________________________
(1) Included in total fixed assets.

     According to our line of business our operations are carried out in the following store formats: Elektra, Mega Elektra, Bodega de Remates, Salinas and Rocha y Electricity. See Item II. “Information on the Company - b) Overview – (ii) Distribution Channels”.

     The areas in which we operate may be divided in two: Mexico and Latin America; the last area is comprised by our operations in Guatemala, Honduras y Perú.

(xi) Legal Proceedings

     I.- Northstar Trade Finance Inc., vs Grupo Elektra, S.A. de C.V., Plea to confirm prior judgment on the Thirty fifth Mexican Civil Court, file number 250/2004:

     On August 18, 2003, Northstar Trade Finance Inc. (“Northstar”), filed a plea (the plea) to confirm a foreign judgment (prior judgment) pronounced on October 39, 2002, by the Canadian Supreme Court. Northstar is expecting our recognition and compliance to the prior judgment, in which we were condemned to pay to Northstar, the amount in Canadian dollars equivalent to US $1.69 million. This amount is comprised by the principal amount of US $1.4 million plus US $0.28 million for interest (since June 1, 2001 until October 1, 2002). The plea was admitted and it was ordered to summon us. We tendered the plea putting in several defenses including plea of lack of capacity.

     On July 17, 2005, a constitutional warranty for protection of civil rights with file number 385/2005-V (amparo) was pronounced by the Ninth District Court. This judgment was set in motion by us, and through this judgment a constitutional warranty for protection of civil rights (amparo) was granted in order that the Mexican Court of Justice (the Segunda Sala Civil del Tribunal Superior de Justicia del Distrito Federal) pronounces a new judgment in which the Court of Justice shall analyze that the power of attorney used by Northstar in its claim even though it was granted in Canada, is not governed by the International Power of Attorney Protocol (the Protocolo Sobre Uniformidad del Régimen Legal de los Poderes), because that country is not party of it. As consequence, the Mexican Court of Justice shall apply the Law or the International Treaty that is applicable to the specific case and resolve the plea of lack of capacity. Resolution that we expect shall be pronounced promptly.

     Due to the final judgment described above, we expect that the constitutional warranty for protection of civil rights (amparo) set in motion by Northstar against the Mexican Court of Justice (the Segunda Sala Civil del Tribunal Superior de Justicia del Distrito Federal) with file number D.C. 7164/2005, shall be dismissed.

     This proceeding is currently pending and we cannot give assurance what the final outcome.

     II.- Northstar Trade Finance Inc., vs Importaciones Electrónicas Ribesa, S.A. de C.V., (“Ribesa”), y Biper, S.A. de C.V., (“Biper”). Plea to confirm prior judgment on the Fifty fifth Mexican Civil Court, file number 623/2003:

     On August 18, 2003, Northstar Trade Finance Inc. (“Northstar”), filed a plea (the plea) to confirm a foreign judgment (prior judgment) pronounced on October 39, 2002, by the Canadian Supreme Court. Northstar is expecting the recognition and compliance to the prior judgment, in which Ribesa was condemned to pay to Northstar, the amount in Canadian dollars equivalent to US$3.12 million. This amount is comprised by the principal amount of US$ 2.55 million plus US$0.56 million for interest (since May 15, 2001 until October 30, 2002); Biper was condemned to pay to Northstar, the amount in Canadian dollars equivalent to US$1.40 million. This amount is comprised by the principal amount of US$ 1.15 million plus US$0.24 million for interest (since June1, 2001 until October 30, 2002).

     On August 29, 2003, the lawsuit was admitted and the Court ordered to summon the defendants. Biper tendered the plea putting in several defenses.

     As a consequence that on March 30, 2005 a final judgment of the District Court (el Juzgado Sexto de Distrito en Materia Civil en el Distrito Federal) dismissed the constitutional warranty for protection of civil rights lawsuit (demanda de amparo 283/2005-III), filed by Northstar against a final judgment number 334/2005-04 dated February 9, 2005, pronounced by another Civil Court (the Séptima Sala Civil del Tribunal Superior de Justicia del Distrito Federal) which confirmed the judgment (sentencia interlocutoria) dated January 4, 2005 declaring the allowance of the Motion for Dismissal (Incidente de Nulidad de Actuaciones) that Ribesa filed, the procedure will start again due the illegal summon made to Ribesa. As to this date, Ribesa has not been summoned again.

     This proceeding is currently pending and we cannot give assurance what the final outcome.

     III. Biper, S.A. de C.V., vs. Importaciones Electrónicas Ribesa, S.A. de C.V., and Northstar Trade Finance Inc., lawsuit (juicio ordinario mercantil), number 755/2005 on the Fifty Second Mexican Civil Court.

     On October 17, 2002, Biper filed a lawsuit (juicio ordinario mercantil) against Ribesa and Northstar. In the lawsuit Biper is seeking for the annulment of a guarantee granted to Northstar in order to warrant certain obligations of Ribesa, including any amendment or transference which had been made and asked that Elektra should be summoned as a third party. On October 30, 2002, the lawsuit was admitted and it was ordered to give notice to the defendants and to the third party.

     On February 21, 2003, Elektra was summoned and on March 7, 2003 tendered its plea putting in several defenses.

     On August 18, 2003, Northstar tendered its plea putting in an incompetence defense (excepción de Incompetencia por Declinatoria) and providing an address in a Mexican jurisdiction in order to receive notices. The judge conditioned its judgment until the letter rogatory (Carta Rogatoria) was executed and notified.

     Alter November 5, 2004 and until this date none of the parties have made any promotions on the file and Ribesa has not been summoned.

     This proceeding is currently pending and we cannot give assurance what the final outcome.

IV. Consumer Claims

     We do not have any material legal proceeding regarding the claims of consumers because the Ley Federal de Protección al Consumidor (the “Consumer Protection Act”) establishes that manufacturers, importers and sellers of defective products, may be subject to liability for loss and injury caused by such products and when our clients make claims against us for that liability, we transfer the responsibility to respond to such claims to the manufacturer of the defective product who will indemnify the client for any loss and injury caused. See Item II. “Information on the Company – (v) Regulation.”

V. Executory Process

     On August 1, 2003, Iusacell and Elektra entered into an indefinite term current account contract, for the purposes of streamlining, controlling and recording the transfer of funds between the two companies pursuant to the various commercial arrangements described above. This current account contract provided for the opening of reciprocal Ps.80 million current accounts. To guarantee its obligations, Iusacell delivered a U.S.$7.0 million promissory note payable to Elektra on October 30, 2003. Due to Iusacell’s default of payment, we initiated a legal proceeding in a Mexican court to obtain payment. This proceeding is currently pending and we cannot give assurance what the final outcome.

(xii) Share Ownership

     We have one class of Common Shares with full and equal voting rights and no par value. As of June 27, 2004, there were 232,220,938 Common Shares outstanding.

     Our common shares were created in a share restructuring in September 2002, as a result of which our former series A, B and L Shares were converted into a single class of Common Shares so that 1,495,024,470 Series A Shares, 2,347,018,555 Series B Shares and 487,416,030 Series L Shares were converted into a total of 288,630,604 New Common Shares. On March 1, 2005 we canceled 4,339,440 repurchased Common Shares. This cancellation was made to free the capabilities of the repurchase fund to act and to help diminish the volatility of the share price in the event of stock over-hangs. This cancellation was ratified by our shareholders on March 31, 2005.

     The following table sets forth, as of the periods set forth below, certain information with respect to the beneficial ownership of our capital stock of (i) each person who is known by us to own more than 5% of Common Shares and (ii) all executive officers and directors as a group.

	Feb-02		Jun-03		Jun-04		July-05

Identity of Owner	Number of Single Serie Shares	Aggregate Percentage of Outstanding Shares	Number of Single Serie Shares	Aggregate Percentage of Outstanding Shares	Number of Single Serie Shares	Aggregate Percentage of Outstanding Shares	Number of Single Serie Shares	Aggregate Percentage of Outstanding Shares

Hugo Salinas Rocha´s heirs(1)	52,990,615	22.3%	50,006,811	20.7%	45,205,207	19.1%	24,583,114	10.6%
Esther Pliego de Salinas(2)	49,410,892	20.8%	49,410,892	20.5%	49,410,892	20.8%	49,410,892	21.3%
Ricardo B. Salinas Pliego	22,672,819	9.5%	65,476,170	27.1%	69,564,351	29.3%	72,724,251	31.3%
Hugo Salinas Price	-	0.0%	111,963,087	47.1%	129,392,609	54.6%	114,496,684	49.3%
All executive Officers and Directors of the Group(3)	168,617,174	71.0%	208,436,721	86.3%	214,609,348	90.5%	197,147,155	84.9%

(1)	In February 1997, Mr. Hugo Salinas Rocha, our Honorary President of the Board of Directors, grandfather of Ricardo B. Salinas Pliego (our current President and Chairman of the Board of Directors), father of Mr. Hugo Salinas Price and father-in-law of Esther Pliego de Salinas, died, distributing the capital stock of Corporación HSR, S.A. de C.V., the company through which he principally held shares of our company, to his children. Therefore, the heirs of Mr. Salinas Rocha as a group control his shares.
(2)	Upon Mr. Hugo Salinas Rocha’s death, a hereditary trust terminated and the shares held in trust were delivered to Esther Pliego de Salinas.
(3)	In this Item are included 6,886,050 shares owned by Hugo Salinas Price and 112,050343 shares not owned by Hugo Salinas Price, but as to which Mr. Salinas Price has voting rights.
(4)	In this Item are included the shares of Hugo Salinas Rocha’s heirs and Esther Pliego de Salinas as well as those in a trusteeship related to Sheung Wong Co. Ltd., a company controlled by the Controlling Shareholders, and the 112,050,343 shares referred to in note 3 above.

     The controlling beneficial shareholders of our company are the heirs of Hugo Salinas Rocha, including Ricardo B. Salinas, Hugo Salinas Price and Esther Pliego de Salinas (collectively, the “Controlling Shareholders”). The Controlling Shareholders collectively own 172,564,041 currently outstanding Common Shares. The Controlling Shareholders thus control approximately 74.3% of our equity, while 25.7% is owned by outside investors. Through ownership of these shares, the Controlling Shareholders currently have the power to determine the outcome of substantially all actions requiring shareholder approval, including the power to elect eight of our nine directors and to determine whether or not dividends will be paid.

U.S. Shareholders

     As most of our GDSs are held by a nominee of The Depository Trust Company, it is not practicable for us to determine the number of GDSs or the number of our company’s Common Shares beneficially owned in the United States.

Restrictions Imposed by Bylaws, and Mexican Law

     Our bylaws provide that legal actions relating to the execution, interpretation or performance of the Bylaws may be brought only in courts in Mexico City, Federal District. Non-Mexican stockholders and GDSs holders, respectively, of our company formally agree with the Foreign Affairs Ministry (i) to be considered as Mexicans with respect to the shares or the GDSs, as the case may be, of our company that they acquire or hold as well as with respect to the property, rights, concessions, participation or interests owned by us and with respect to the rights and obligations derived from any agreements we have with the Mexican Government and (ii) not to invoke the diplomatic protection or intervention of their own governments. If a non-Mexican stockholder or GDSs holder should invoke governmental diplomatic protection or intervention in violation of this agreement, its shares or GDSs, as the case may be, could be forfeited to the Mexican Government. Under Mexican law, it is not clear what actions would constitute invoking governmental protection or intervention that would result in forfeiture of shares or GDSs or what process would be implemented in connection with the forfeiture provisions; however, institution of judicial proceedings in a foreign country would not be deemed an invocation of diplomatic protection or intervention which would result in a forfeiture of shares.

     Whenever the stockholders approve a change of corporate purposes, change of nationality of the corporation or transformation from one form of company to another, any stockholder that has voted against it has appraisal rights whereby it may withdraw from our company and receive an amount, attributable to its shares calculated as specified under Mexican law. Such appraisal rights must be exercised within 15 days following the relevant shareholders meeting.

     At our General Extraordinary Shareholders Meeting held on June 1, 2005, our shareholders approved certain amendments to our bylaws. Pursuant to these amendments, our shareholders, GDSs holders or holders of any of our equity securities (or any security that represents our shares, including CPOs) are prohibited from creating, convening or participating directly or indirectly, in any act, agreement or mechanism involving our shares (or any security that represents them, including CPOs) that may result, among other things, in the following: (i) the submission to the jurisdiction or competence of an international authority and/or, (ii) the obligation to file with any authority, organization or foreign exchange, any report, information, or any act related to us, our assets, operations, directors, executive officers or our shares (or any security that represents them, including CPOs), unless previously approved by our shareholders at a General Extraordinary Shareholders Meeting,. The amendments will restrict the ability of shares, including GDSs, to trade outside of Mexico, and could adversely affect the price of GDSs and the underlying shares.

     Furthermore, pursuant to these amendments, in the event that any of our shareholders (or any holder of a security that represents them, including CPOs) does not comply with the shareholder restrictions described above, such holders and any other intermediary (including a depositary of shares) shall have unlimited liability to us, shall indemnify us, hold us harmless and defend us and our shareholders, directors, executive officers, employees, agents and counsels, for any loss, damage, claim, cost, expenditure or any other liability, including without limitation, compensation, expenditures, legal fees or court expenses incurred by us that result from such infringement, without being limited to any other right we may have against such infringement. As a result, shareholders, including GDS holders, that violate the amendments could face lawsuits from the Company or other shareholders and incur significant liability.

(xiii) Dividends

     The declaration, amount and payment of dividends are determined by a majority vote of the holders of Common Shares and generally, but not necessarily, on the recommendation of the Board of Directors. Dividends are declared in the first quarter of each fiscal year based on our audited financial statements for the preceding fiscal year. The amount of any such dividend would depend on, among other things, our operating results, financial condition and capital requirements and general business conditions.

     Under our Amended and Restated Bylaws and the Mexican General Law of Commercial Companies (“Ley General de Sociedades Mercantiles” or “LGSM”), the gross profits of our company are applied as follows:

     At the annual ordinary general meeting of our shareholders, the Board of Directors submits our financial statements for the previous fiscal year, together with the report thereon by the Board, to the shareholders of Common Shares for approval. Once the financial statements have been approved by the holders they determine the allocation of our net profits for the preceding year. They are required by law to allocate at least 5% of such net profits to a legal reserve, which is not available for distribution except as a stock dividend, until the amount of the legal reserve equals 20% of our historical capital stock (before the effect of restatement).

     Thereafter, the holders of Common Shares may determine and allocate a certain percentage of net profits to any general or special reserve, including a reserve for open-market purchases of our shares. As of December 31, 2004, the special reserve was Ps.111,994,195.23.

     As a consequence of our share restructuring, which became effective September 9, 2002 (through which all Series “A”, “B”, and “L” shares were converted into a single class of Common Shares with full voting rights and no par value), all shares outstanding at the time a dividend or other distribution is declared are entitled to such dividend or distribution.

For the past five years, we have paid the following dividends:

Equivalent to previous year’s Operating Income(2)

Amount in millions of
					Dividend in Pesos per		Dividend in US$ per
Date of declaration	Date of payment	Ps.(1)	US$		Common share(3)	GDS(4)	Common share(3)	GDS(4)

March 30, 2001	April 20, 2001	150.1	15.8	7.1%	0.58000	2.32000	0.06115	0.24460
April 22, 2002	April 29, 2002	150.8	16.3	6.4%	0.62415	2.49660	0.06745	0.26979
March 28, 2003	April 4, 2003	183.8	17.2	7.8%	0.77284	3.09136	0.07249	0.28997
March 29, 2004	April 6, 2004	246.1	22.1	9.6%	1.03347	4.13388	0.09260	0.37042
March 31, 2005	April 8, 2005	265.8	23.8	9.1%	1.11000	4.44000	0.09931	0.39724

________________________
(1)	Expressed in nominal million of Mexican Pesos.
(2)	After reclassifications derived from discontinued operations, See “Introduction.”
(3)	Figures from 2000 to 2002 represent the equivalent to the new single series of shares, after the reverse split approved by our stockholders on June 25, 2002.
(4)	Each GDS is comprised of four common shares.

     Banco Azteca

     The banking license we received in 2002 from the Mexican Ministry of Finance (“Secretaría de Hacienda y Crédito Público” or “SHCP”) provides that Banco Azteca may not pay dividends during its first three fiscal years, and requires Banco Azteca to contribute all its net income to the Bank’s capital reserve accounts during that same period. Therefore, the Bank cannot and will not be a source of revenues that are available for dividends or uses by the Group (apart from the Bank) until 2006, from the net income generated in 2005.

ITEM III. FINANCIAL INFORMATION

(a) Selected Financial Data

     The following table presents selected consolidated financial information for each of the periods indicated. The selected consolidated financial information set forth below should be read in conjunction with, and is qualified in its entirety, by reference to our Consolidated Financial Statements, and the notes thereto, included elsewhere in this Annual Report. Until 2003, the Consolidated Financial Statements had been audited by PricewaterhouseCoopers and since 2004 Castillo Miranda y Compañía, S.C. an independent registered public accounting firm has been our independent auditor.

     Our financial statements were prepared giving effect to Statement B-10 issued by the MIPA (Mexican Institute of Public Accountants). Statement B-10 is designed to provide for the recognition of certain effects of inflation by requiring our company generally to restate non-monetary assets and liabilities and the components of stockholders’ equity using the National Consumer Price Index (the “NCPI”) and to record gains or losses in purchasing power from holding monetary liabilities or assets. Statement B-12 requires that the statement of changes in financial position reflect changes from the restated historical balance sheet to the current balance sheet. Pursuant to Mexican GAAP, the selected consolidated financial information set forth below, and all data in the Consolidated Financial Statements, have been restated in constant pesos as of December 31, 2004.

     Commencing January 1, 2000, we adopted Statement D-4 “Accounting Treatment of Income Tax, Asset Tax and Employees’ Profit sharing” issued by the MIPA. Under this statement, deferred taxes are initially recognized for all differences between book and tax values of assets and liabilities and for tax loss carry forwards and asset tax carry forwards that have a high probability of realization.

     Commencing January 1, 2001, we adopted Statement C-2 “Financial Instruments” issued by the MIPA. Under this statement, all derivatives are required to be recognized in the balance sheet as either assets or liabilities, and measured at fair value. The adoption of this statement on January 1, 2001 resulted in a loss of Ps.9.6 million.

     In 2002, we sold our interest in our subsidiary Elektra Dominicana, S.A., in the Dominican Republic. We also closed our subsidiary, Importadora y Exportadora Elektra de El Salvador, S. A. de C. V., located in El Salvador and our clothing chains, The One and Hecali, in Mexico. Therefore, in accordance with Statement A-7 issued by the MIPA, we reclassified the revenues, costs and expenses of our subsidiaries located in the Dominican Republic and El Salvador, as well as those of The One and Hecali. These operations are reflected as discontinued operations in our consolidated statements of income. The financial information relating to these discontinued operations for prior years was reclassified, for comparative purposes.

     In 2004, the company decided on the early adoption of the provisions of Bulletin C-10 "Derivative Financial Instruments and Hedging Operations" issued by the MIPA applying them principally to the valuation and presentation of interest rate hedging instruments as well as derivative instruments.

     Also in 2004, the company decided on the early adoption of the provisions of Bulletin C-15 "Impairment of Long-Lived Assets and Their Disposal" issued by the MIPA, applying them principally to recognize the impairment of investment in shares of associated companies and related goodwill.

	As of and for the year ended December 31,

	2000	2001	2002	2003	2004	2004 (1)

	(millions of U.S. dollars or millions of constant Ps. as of December 31, 2004,
		except per share data and percentages)
Income Statement Data (2)
Mexican GAAP:
Merchandise, services and other
revenues(3)	Ps.16,557.6	Ps.17,124.4	Ps.18,164.4	Ps.21,664.4	Ps 26,199.5	Ps 2,348.9
Cost of merchandise sold and of
services(3)	9,462.0	9,792.0	10,550.2	12,200.5	14,694.8	1,317.4
Gross profit	7,095.5	7,332.4	7,614.2	9,463.9	11,504.8	1,031.4
Administrative and selling expenses	4,361.8	4,280.7	4,398.5	5,834.7	7,375.2	661.2
Depreciation and amortization	611.3	701.4	844.2	1,053.2	1,221.4	109.5
Operating income	2,122.4	2,350.2	2,371.6	2,575.9	2,908.1	260.7
Interest income	236.0	151.7	137.2	305.6	237.9	21.3
Interest expense	(778.0)	(902.9)	(770.3)	(755.1)	(782.8)	(70.2)
Foreign exchange (loss) gain	(129.0)	(11.6)	(655.8)	(213.0)	(64.3)	(5.8)
Gain on net monetary position	290.7	174.7	132.0	135.2	176.9	15.9
Other financial operations	-	156.6	(105.9)	(89.4)	626.7	56.2
Total comprehensive financing cost
– Net(4)	(380.2)	(431.5)	(1,262.8)	(616.8)	194.4	17.4
Income before income taxes and
employees’ statutory profit sharing	1,742.2	1,918.8	1,108.8	1,959.1	3,102.5	278.2
Taxes and employees’ statutory
profit sharing	(250.0)	(625.1)	(628.9)	(532.8)	(603.9)	(54.1)
Equity in (losses) earnings of
affiliated companies – Net(3)	(26.9)	216.2	(29.6)	(221.6)	96.9	8.7
Income from continuing operations	1,465.3	1,509.7	450.3	1,204.6	2,595.5	232.7
Losses from discontinued
operations (2)	(85.9)	(180.5)	(371.1)	-	----	--
Net income	1,379.3	1,329.2	79.2	1,204.6	1,870.6	167.7
Income of minority stockholders
	24.6	15.0	(8.2)	2.8	0.0	0.0
Income of majority stockholders	1,354.8	1,314.1	87.4	1,201.7	1,870.6	167.7
Basic and diluted earnings
per share (5)	5.7	5.4	0.3	4.9	7.9	0.7
Earnings per share from continuing
operations (5)	6.1	6.1	1.9	4.9	7.9	0.7
Earnings (losses) per share from
discontinued operations (5)	(0.4)	(0.7)	(1.6)	-	-	-
Weighted average shares
outstanding (in millions)(5)	254.1	258.2	250.6	251.7	238.0	21.33

	As of and for the year ended December 31,

	2000	2001	2002	2003	2004	2004 (1)

	(millions of U.S. dollars or millions of constant Ps. as of December 31, 2004,
		except per share data and percentages)
Balance Sheet Data
Mexican GAAP:
Accounts receivable due from
customers – Net	Ps.4,455.4	Ps.3,915.8	Ps.3,158.1	Ps.5,713.5	Ps 11,298.1	US$ 1,012.9
Accounts receivable due from
related parties – Net	208.6	303.8	139.2	282.4	493.7	44.3
Inventories	3,453.7	3,331.2	3,257.2	3,295.3	3,697.2	331.5
Total current assets	9,588.3	10,237.3	10,942.1	18,078.4	30,664.3	2,749.2
						0.0
Property, machinery and
equipment – Net	4,436.3	4,227.9	3,893.2	4,172.7	5,247.8	470.5
Total assets	17,109.7	17,755.7	18,116.8	25,166.1	38,149.4	3,420.2
Total current liabilities	6,165.4	5,174.1	6,936.5	14,131.8	24,203.8	2,169.9
Short-term debt	1,861.8	1,201.4	2,903.2	9,501.9	18,513.0	1,659.7
Long-term debt	3,359.8	4,356.3	4,074.3	3,250.7	4,386.4	393.2
Total debt	5,221.5	5,557.7	6,977.4	12,752.7	22,899.3	2,053.0
Total stockholders’ equity	6,595.0	7,031.7	5,812.0	6,423.9	7,897.2	707.5

Other Financial Data (unaudited):
Capital expenditures	533.1	705.2	584.2	1,113.4	2,083.7	186.8
Gross margin	42.9%	42.8%	42.4%	43.7%	43.9%	43.9%
Operating income margin	12.8%	13.7%	13.6%	11.9%	11.1%	11.1%
Stores opened at period end	950	953	885	879	1,007	1,007.0
Number of open credit accounts	923,546	1,084,236	2,271,903	2,876,508	4,593,732	4,593,732
Store space (square feet)	7,001,848	7,223,929	6,931,345	6,980,374	8,080,481	8,080,481
Earnings-to-fixed charges ratio	2.3x	2.3x	2.0x	2.5x	2.7x	2.7x

________________________
(1)	The U.S. dollar amounts represent the peso amounts as of December 31, 2004, translated at the exchange rate of Ps.11.154 per U.S. dollar (Noon Buying Rate) and are unaudited.
(2)	After reclassification of discontinued operations. See Introduction, “Presentation of Financial and Other Information”.
(3)	Up to December 31, 1999, we included equity in income (loss) of CASA as part of Merchandise, services and other revenues, and the amortization of CASA goodwill was included in Cost of merchandise sold and of services. As of January 1, 2000, we changed the presentation of both Items to include them in a separate line after the income after taxes. For purposes of this table, all periods are presented using the current presentation.
(4)	Comprehensive financing cost does not include interest income and expense associated with our receivables portfolio. See Item III. Financial Information —Accounting for Installment Sales—Credit Consumer Service.”
(5)	After giving effect to the fifteen-to-one reverse split of our common stock, which was authorized on June 25, 2002, each GDS currently represents 4 shares.

     (i) Exchange Rates

     Since December 1994 Mexico has had a free market for foreign exchange. Prior to that date the Mexican Central Bank (“Banco de México” or “BANXICO”), maintained the peso-U.S. dollar exchange rate within a range prescribed by the government through intervention in the foreign exchange market. In December 1994, the government suspended intervention by BANXICO and allowed the peso to float freely against the U.S. dollar. The peso declined sharply in December 1994 and continued to fall under conditions of high volatility in 1995. In 1996 and most of 1997, the peso fell more slowly and was less volatile. In the last quarter of 1997 and for much of 1998, the foreign exchange markets were volatile as a result of financial crises in Asia and Russia and financial instability in certain countries, including Brazil and Venezuela. The peso declined during this period, but was relatively stable during 1999 and 2000. The peso strengthened during 2001 but it began to deteriorate by the second quarter of 2002 through to and including the second quarter of 2003. Since May 2003, BANXICO has applied an auction mechanism to provide more liquidity in the supply of U.S. Dollars in Mexican markets. This mechanism has allowed BANXICO to reduce the impact of higher than expected capital inflows from high crude oil prices that generate an excess of international reserves. During 2003 the peso declined approximately 8%.

     During the first quarter of 2004 the Peso strengthened due to the historically low levels reached by the country’s risk spread, and the expectation that the economy would continue to expand, coupled with certain extraordinary inflows derived from the purchases of BBVA-Bancomer and Apasco by foreign companies. However, during the second quarter of the year the peso lost ground against the U.S. Dollars affected by the volatility in the financial markets and together with devaluation of other Latin American currencies. The main explanation to the depreciation witnessed was the market speculation on higher US interest rates, with most market participants betting on 50bp increases by the Federal reserve, together with the fear of a slowdown in global economic growth generated by all times high crude oil prices.

     However, the Peso reached the lowest historical level of 11.63 in May 2004 and recovered gradually from there as the fears of significantly higher US interest rates didn’t materialize. The continuation of foreign investors buying Pesos to benefit from the interest rate differentials, the tighter monetary policy put in place by BANXICO to control inflation, the record high remittances achieved during the second half of the year, as well as a supported crude oil prices, were the factors helping the peso to close the year at 11.15, with 10.80 being the low of the year.

     During the first two months of 2005, the Peso strengthened due to the historically low levels reached by the country’s risk spread, and the expectation that the economy would continue showing strong fundamentals and experiencing an expansion period. However, the value of the Peso with respect to the U.S. dollar for the remainder of 2005 is expected to be volatile mainly due to the presidential campaigns that are expected to commence at the end of the year. This effect could be partially offset by an increase in interest rates as a result of a strict monetary policy.

     There can be no assurance that the government will maintain its current policies with regard to the peso or that the peso will not further depreciate or appreciate significantly in the future.

     The following table sets forth, for the periods indicated, the period-end, average, high and low, and Noon Buying Rate, expressed in pesos per U.S. dollar, published by the Federal Reserve Bank of New York. The rates have not been restated in constant currency units. All amounts are stated in pesos.

	Free Market Rate(1)
Year Ended December 31,	High	Low	Average(2)	Period End

2000	10.090	9.180	9.460	9.620
2001	9.972	8.946	9.335	9.156
2002	10.425	9.000	9.663	10.425
2003	11.406	10.113	10.793	11.242
2004	11.635	10.805	11.290	11.154

2004:
December	11.328	11.111	11.201	11.154
2005:
January	11.411	11.171	11.263	11.206
February	11.206	11.043	11.137	11.088
March	11.329	10.670	11.155	11.177
April	11.229	11.036	11.112	11.082
May	11.033	10.885	10.976	10.912

June (3)	10.882	10.758	10.825	10.841

________________________
(1)	Source: Federal Reserve Bank of New York.
(2)	Average of end-of-month rates.
(3)	Until June 24, 2005.

     On June 28, 2005, the Noon Buying Rate was Ps.10.841 to US$1.00.

     (ii) Financial Information with regards to the business, location and exportation

     The following table sets forth income and expenses by each business unity: merchandise income, money transfer income, Banco Azteca income and other income:

GRUPO ELEKTRA, S.A. DE C.V. AND SUBSIDIARIES
MILLIONS OF MEXICAN PESOS OF DECEMBER 31, 2004 PURCHASING POWER

CONSOLIDATED INCOME STATEMENTS (1)

	2000	2001	2002	2003	2004	CAGR (2)	Change 03/04

Merchandise Sales	12,669.1	12,973.8	13,933.2	16,183.1	17,874.5	9.0%	10.5%
Money Tranfer Revenues	682.2	574.3	568.8	743.1	892.5	7.0%	20.1%
Banco Azteca Income	0.0	0.0	32.4	3,081.3	6,904.5	N. A.	124.1%
Other Income	3,206.2	3,576.4	3,629.9	1,837.9	528.0	-36.3%	-71.3%

Revenues	16,557.5	17,124.4	18,164.4	21,845.4	26,199.5	12%	19.9%

	-	-	-	-	-
Cost of Merchandise Sold	8,572.4	8,793.4	9,626.9	11,308.2	12,852.3	11%	13.7%
Inetrest Expenses on Funding Money Transfers	16.2	12.2	7.4	7.9	11.1	-9%	41.5%
Banco Azteca Cost			97.4	694.4	660.2	N. A.	-4.9%
Other Costs	873.5	986.4	818.5	190.0	1,171.2	8%	516.5%

Costs	9,462.1	9,792.1	10,550.2	12,200.5	14,694.8	12%	20.4%

	-	-	-	-	-
Gross Profit	7,095.5	7,332.4	7,614.2	9,645.0	11,504.8	13%	19.3%
Gross Margin	42.9%	42.8%	41.9%	44.2%	43.9%

Operating Expenses	4,361.8	4,280.8	4,398.4	6,015.8	7,375.2	14%	22.6%
Depreciation and Amortization	611.3	701.4	844.1	1,053.2	1,221.4	19%	16.0%

Operating Income	2,122.3	2,350.2	2,371.6	2,576.0	2,908.1	8%	12.9%
Operating Margin	13%	14%	13%	12%	11%

EBITDA (3)	2,826.2	3,112.2	3,293.6	3,629.0	4,123.6	10%	13.6%
EBITDA Margin	17%	18%	18%	17%	16%

Comprehensive Financing Result	(380.1)	(431.6)	(1,262.8)	(616.9)	194.4	-15%	-131.5%

Income before taxes	1,742.2	1,918.6	1,108.8	1,959.1	3,102.5	16%	58.4%

Provision for taxes	(250.0)	(625.2)	(628.9)	(532.8)	(603.9)	25%	13.3%
	14.4%	32.6%	56.7%	27.2%	19.5%
Other	(137.4)	20.7	(392.5)	(224.6)	(627.9)	46%	179.6%

Income of majority stockholders	1,354.8	1,314.1	87.4	1,201.7	1,870.6	8%	55.7%

Weighted average shares outstanding (in millions)	241.5	245.5	238.3	239.4	238.0	0%	-0.6%

Earnings per share (pesos)	5.61	5.35	0.37	5.03	7.9	9%	56.2%

________________________

(1) Figures were reclassified due to the closing of operations of the one in Mexico, and our subsidiaries in El Salvador and the Dominican Republic.
(2) Compound annual growth rate.
(3) Excludes monetary items included in revenues and cogs.
N. A. = not available

     (iii) Selected Statistical Information for Banco Azteca

     Banco Azteca started operations in the fourth quarter of 2002, and therefore financial information relating to the Bank is presented only for the last three months of 2002, and for the full years of 2003 and 2004. Although Grupo Elektra engaged in various consumer lending activities (primarily installment sales of consumer goods) through Elektrafin, and depository activities through its arrangement with Banca Serfin, comparisons of the financial results of Grupo Elektra’s pre-Banco Azteca financial services activities and results on the one hand, and Banco Azteca’s banking activities and results on the other hand, have been omitted in the interest of avoiding potentially misleading and confusing comparisons.

     The following selected statistical information for the Bank for 2004, 2003 and the period of September 11, 2002 to December 31, 2002 is presented on a consolidated basis. Banco Azteca represented over 50% of the total consolidated assets of the Group as of December 31, 2004. For a discussion of the Bank’s loan portfolio, see “Loan Portfolio.”

     The table below presents the average balance of assets, interest income and average annual interest rate for the period indicated:

AVERAGE ASSETS AND INTEREST RATES

	For the period October 26 to December 31, 2002				For the year Ended December 31, 2003				For the year Ended December 31, 2004

				Average								Average Real Interest Rate
	Average		Average	Real			Average		Average
	Balance		Interest	Interest	Average		Interest	Average Real	Balance		Average
	(1)	Income (2)	Rate	Rate	Balance (1)	Income (3)	Rate	Interest Rate	(1)	Income (3)	Interest Rate

					(Pesos in Millions, except porcentages)
ASSETS
Interest earning deposits with
Pesos	0	0	0.0%	0.0%	25	1	4.0%	(0.5%)	46	5	10.9%	5.9%
Dollars	0	0	0.0%	0.0%	0	0	0.0%	0.0%	0	0	0.0%	0.0%

Sub total	0	0	0.0%	0.0%	25	1	4.0%	(0.5%)	46	5	10.9%	5.9%

Government securities:
Pesos	44	3	6.8%	5.6%	1,009	48	4.8%	0.2%	6,066	431	7.1%	2.3%
Dollars	0	0	0.0%	0.0%	0	0	0.0%	0.0%	0	0	0.0%	0.0%

Sub total	44	3	6.8%	5.6%	1,009	48	4.8%	0.2%	6,066	431	7.1%	2.3%

Investment securities
Pesos	68	5	7.4%	6.2%	616	119	19.3%	14.1%	253	19	7.5%	2.7%
Dollars	0	0	0.0%	0.0%	2	0	0.0%	0.0%	38	0	0.0%	0.0%

Sub total	68	5	7.4%	6.2%	618	119	19.3%	14.1%	291	19	6.5%	1.8%

Loans Portfolio
Pesos	186	94	50.5%	48.9%	3,622	2,766	76.4%	68.7%	7,544	5,532	73.3%	65.6%
Dollars	0	0	0.0%	0.0%	0	0	0.0%	0.0%	0	0	0.0%	0.0%

Sub total	186	94	50.5%	48.9%	3,622	2,766	76.4%	68.7%	7,544	5,532	73.3%	65.6%

Non-Performing Loans (4)
Pesos	0	0	0.0%	0.0%	53	36	67.9%	60.6%	195	117	60.0%	52.8%
Dollars	0	0	0.0%	0.0%	0	0	0.0%	0.0%	0	0	0.0%	0.0%

Sub total	0	0	0.0%	0.0%	53	36	67.9%	60.6%	195	117	60.0%	52.8%

Securities Purchased under
Pesos	287	23	8.0%	6.8%	642	44	6.9%	2.2%	2,920	208	7.1%	2.3%
Dollars	0	0	0.0%	0.0%	0	0	0.0%	0.0%	0	0	0.0%	0.0%

Sub total	287	23	8.0%	6.8%	642	44	6.9%	2.2%	2,920	208	7.1%	2.3%

Total interest earning
Pesos	585	125	21.4%	20.0%	5,967	3,014	50.5%	44.0%	17,024	6,312	37.1%	30.9%
Dollars	0	0	0.0%	0.0%	2	0	0.0%	0.0%	38	0	0.0%	0.0%

Total	585	125	21.4%	20.0%	5,969	3,014	50.5%	43.9%	17,062	6,312	37.0%	30.9%

Equity investments:
Pesos	0				1				5
Dollars	0				0				0

Sub total	0				1				5

Cash and due from banks:
Pesos	314				404				458
Dollars	0				3				57

Sub total	314				407				515

Allowance for loan losses:
Pesos	(15)				(260)				(476)
Dollars	0				0				0

Sub total	(15)				(260)				(476)

Premises and equipment:
Pesos					419				545

________________________
(1)	Computed on a daily basis.
(2)	The Bank started operations in the fourth quarter of 2002, and began extending interest bearing loans on December 1st, 2002. Interest rates reported for 2002 therefore have been computed on an annualized basis.
(3)	Interest income includes loan fees of Ps.51 million and Ps.464 million for the years ended December 31, 2003 and 2004; respectively. Interest income for the year ended December 31, 2002 was immaterial.

Loans by Type

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,

	2002 (3)	2003 (3)	2004

	(Pesos in Millions)
Current loans:
Commercial:
Secured or guaranteed:
Commercial	0	0	849
Agriculture and ranching	0	8	1,790

Total commercial loans	0	8	2,639

Retail loans:
Residential mortgage	0	2	49
Other consumer credit (2)	1,245	5,469	8,357

Total Retail loans	1,245	5,471	8,406

Total current loans	1,245	5,479	11,045

Past due loans and payments (1)
Commercial loans	0	0	8
Other consumer credit	0	149	256

Total Past due loans and payment	0	149	264

Total loans	1,245	5,628	11,309

Allowance for loans losses	(101)	(330)	(580)

Total loans	1,144	5,298	10,729

________________________________
(1)	As calculated under CNBV accounting practices.
(2)	Other consumer credit includes interest paid in the amounts of Ps.53 million in 2004, Ps.38 million in 2003, and Ps.3 million in 2002.
(3)	Amounts are restated in pesos of purchasing power at December 31, 2004.

Economic Activity

	December 31,

	2002 (1)		2003		2004

		% of Loan	Loan	% of Loan	Loan	% of Loan
Economic activity	Loan Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio

	(Pesos in Millions)

Mortgage (commercial and residential)	0	0.0%	2	0.0%	49	0.4%
Commercial	0	0.0%	0	0.0%	857	7.6%
Agriculture and ranching	0	0.0%	0	0.0%	1,790	15.8%
Other consumer credit	1,245	100.0%	5,627	100.0%	8,613	76.2%

Total	1,245	100.0%	5,629	100.0%	11,309	100.0%

(1)	Amounts are restated in pesos of purchasing power at December 31, 2004.

Maturity Composition of the Loan Portfolio

	Maturity Composition of the Loan Portfolio
	December 31,

	2002	2003	2004

	(Pesos in Millions)

1 to 6 months	18.6%	11.6%	7.3%
6 to 12 months	72.3%	56.7%	15.7%
12 to 30 months	9.1%	31.6%	57.7%
30 to 60 months	0.0%	0.0%	18.9%
More than 60 months	0.0%	0.0%	0.5%

Total	100.0%	100.0%	100.0%

Loan Portfolio Accrual/No accrual Practices

     Loans are granted based on the analysis of the payment capacity of borrowers, in accordance with the corporate policies established by the Bank, which are documented in the “Loan Manual”, which was reviewed and approved by the Bank’s Board of Directors.

     Loans are classified as non-performing, in the amount of the unpaid total balance thereof, on the following bases:

     Loans with a single payment of principal and interest on the due date, when the loan becomes 30 or more days in arrears.

     Loans with a single payment of principal on the due date, and periodic payments on interest, when the interest payments become 90 or more days in arrears, or the principal payment becomes 30 or more days in arrears.

     Loans with installment payments of principal and interest, when either the interest or principal payment becomes 90 days or more in arrears.

     Revolving loans, if the loan is two or more two monthly billing periods, or 60 or more days, in arrears.

     Mortgage loans with periodic interest and principal payments, when payments on either principal or interest becomes 90 or more days in arrears (150 days in 2002).

     Interest is recognized as income when accrued. However, the recognition of interest is suspended at the time a loan is classified as non-performing.

     When a loan is classified as non-performing, an estimate is created for an amount equivalent to the total accrued ordinary interest on the loan, which was recognized during the time the loan was performing.

     Interest accrued (in arrears) in the period during which a loan is classified as non-performing is not recognized as income until the time such interest is actually collected.

     The Bank’s loan portfolio management policies and procedures are documented in the “Loan Manual”, which has been approved by the Audit Committee and Board of Directors. The Loan Manual establishes policies and procedures for the underwriting, review, approval, administration and collection of the Bank’s loans. The Bank has also created and implemented policies and procedures that are designed to assure the timely and proper identification, reporting and accounting of non-performing loans.

     The current loan portfolio balance at December 31, 2002, 2003 and 2004, comprised of principal and interest, is summarized as follows:

The current loan portfolio

	2002	2003	2004

Consumer lending	1,227	4,904	6,117
Personal loans	17	565	2,240
Commercial credits	0	8	2,639
Mortgage lending	0	2	49

	1,245	5,479	11,045

______________________________
Amounts are restated in pesos of purchasing power at December 31, 2004.

     The non-performing portfolio balance at December 31, 2003 and 2004 was Ps. 142 millions and Ps. 264 million, respectively, consisting mainly of consumer loans. All interest accrued on the non-performing loan portfolio is recorded as income only on a cash basis.

Interest Rate Sensitivity of Outstanding Loans

     Banco Azteca currently offers six main types of credit products or loans: (i) installment sales credits; (ii) personal loans; (iii) banking services for third-party customers; (iv) commercial loans; (v) Empresario Azteca working capital loans to medium and small business; and (vi) Procampo (agricultural and ranching) loans to individuals engaged in such activities. These products are offered through our Grupo Elektra stores network, stand alone branches and, to a limited extent, through third party banking arrangements. For a description of these products See Item II “Information on the Company—Banco Azteca—Products and Services.” See also “Item II “Information on the Company—Banco Azteca—Banco Azteca’s Risk Management” for a description of the Assets and Liabilities Committee functions. This Committee is responsible for analyzing future flows at maturity of the assets and liabilities that are sensitive to interest rate movements.

Loan Loss Reserves Required by Regulation

     The methodology that credit Institutions must apply to determine the amount of the allowance for credit risks is found in the Rules for Qualification of the Credit Portfolio of Credit Institutions, issued by the SHCP, and the methodology established by the Commission for each type of loan.

      Up to November 30, 2004, the allowances for credit risks related to loans for acquiring durable consumer and personal goods was determined in accordance with the methodology established in Circular 1493, issued by the Commission. This methodology basically consists of stratifying the structure of this type of portfolio in accordance with the lateness in payments and, based on this, determining the amount of reserves.

      During July 2004, the Commission issued "General Provisions Applicable to the Qualification Methodology of Credit Institution Loan Portfolios", which became effective December 1, 2004. As of that date, the Institution recognizes the reserves necessary to cover loan risks in accordance with these provisions.

      These new provisions establish that for consumer loans the billing periods that report default will be considered, depending on whether those periods are weekly, biweekly or monthly. The Institution uses weekly periods for purposes of stratifying portfolio aging. As of December 31, 2003, the assignment of grade of risk for purposes of determining the reserve is managed in monthly periods in accordance with the standard. Therefore, the Bank compared its weekly periods making them equivalent to the monthly period.

      For qualifying housing credits, the Institution considers the billing periods reporting default, the probability of default and/or the severity of the loss associated with the value and nature of the loan guarantees.

      For purposes of qualifying the commercial loan portfolio, the information for the three month periods ended in the months of March, June, September and December are used. To determine the net value of the loan portfolio, all loans are qualified individually in accordance with the methodology appropriate for its balance.

     In accordance with the qualification methodology of the loan portfolio derived from consumer loan operations contained in Circular 1493, issued by the Commission, and the Regulations for Qualifying the Loan Portfolio of Credits Institutions, enacted as of December 1, 2004, establishes that to determine the amount of loss reserve, credit institutions must observe the following:

a.	The complete portfolio will be stratified by the number of billing periods that report default of payment as of the date of qualification. The Institution uses weekly periods for the stratification of the portfolio.

b.	For each level, loss reserves are created that result from applying the following percentage of total amounts:

Risk Grade	Number or periods in	Percentage of preventive
	arrears (weeks)	reserves

A	0	0.50%
B1	1	1.50%
B2	2	3%
B3	3	5%
B4	4	10%
C1	5	20%
C2	6	30%
C3	7	40%
C4	8	50%
C5	9	55%
D1	10	60%
D2	11	65%
D3	12	70%
D4	13	75%
D5	14	80%
D6	15	85%
E1	16	90%
E2	17	95%
E3	18 or more	100%

Commercial Loans Qualification

      For purposes of qualifying the commercial loan portfolio, the Bank uses information related to the three month periods ending on March, June, September and December. To determine the net value of the loan portfolio, all loans are individually qualified in accordance with the appropriate methodology.

      Additionally, for loans with balances greater than 900,000 UDIs as of the date of the qualification, the debtor's credit quality is evaluated.

     For each risk level, loss reserves are calculated applying the percentages listed below to the total amount.

Risk Grade	Probability of Default

A-1	0% to 0.50%
A-2	0.51% to 0.99%
B-1	1% to 4.99%
B-2	5% to 9.99%
B-3	10% to 19.99%
C-1	20% to 39.99%
C-2	40% to 59.99%
D	60% to 89.99%
E	90% to 100%

     Until November 2004, because the operating model for granting loans established by the Institution used a weekly payment program, the Commission in Official Letter No. 601-II-223855, dated December 4, 2002, ratified that the Institution had nothing wrong in interpreting that every four weeks of delay in the customers' payment of the loan, was equivalent to one period of default referred to in Circular 1449, issued by the Commission.

Supplemental Loan Loss Reserves

     In addition, Banco Azteca has established loan loss reserves that are over and above those required under the CNBV rules discussed above. These additional reserves are based on the Bank’s estimate of expected losses in the Bank’s loan portfolio, classified into subcategories of loans. For purposes of this Annual Report, the Bank has based its evaluation of these estimated losses by taking into account the historical loss experience of the Bank during its years of operations (and, prior to December 2002 the loss experience of its affiliated companies) for each of the Bank’s loan classification categories, as well as other intrinsic and extrinsic factors bearing on the creditworthiness of each loan classification category. Bank management periodically reviews and makes adjustments, as necessary, to the level of loan loss reserves that in management’s judgment~~,~~ are appropriate for the loan portfolio as of a given time.

     As a result of the Bank’s practice of providing for supplemental loan loss reserves, the Bank’s reported aggregate loan loss reserves for the years ending December 31, 2002, 2003 and 2004 that exceeded the amount of minimum loan loss reserves required by CNBV rules for those periods by Ps.94 million, Ps.136 million and Ps.107 million, respectively.

     The breakdown of the Bank’s loan loss reserves, including the reserves required by the CNBV and those that result from the Bank’s internal loan portfolio ratings, as of December 31, 2002, 2003 and 2004, respectively, are as follows:

	Bank Loan Portfolio						Loan Loss Reserves

	2002(1)		2003(1)		2004(1)		2002(1)	2003(1)	2004

					(Pesos in Millions)

Risk
Category	%	Amount	%	Amount	%	Amount	Amount	Amount	Amount

A	100.00	1,244	91.80	5,167	69.33	7,841	7	27	40
B		1	3.83	216	25.20	2,850		22	74
C			1.68	95	2.50	283		39	99
D			2.09	118	1.31	148		79	100
E			0.60	34	1.65	187		28	160

	100.00	1,245	100.00	5,629	100.00	11,309

			Loan loss reserves requerides by CNBV				7	195	473

Excess Reserves							94	136	107

Total Loan Loss Reserves							101	331	580

_______________________________
(1) Amounts are restated in pesos of purchasing power at December 31, 2004.

     Following is a summary of changes in the Bank’s total loan loss reserve balances from December 31, 2002, 2003 and 2004, taking into account all provisions, charge-offs and restatements:

Loan Portfolio Breakdown by grading

	Year Ended December 31,		Year Ended December 31,		Year Ended December 31,

	2002(2)		2003(1)(2)		2004

	Total		Total
			(Pesos in Millions)
	Amount	%	Amount	%	Amount	%
Loan grade:

A	1,244	99.9%	5,167	91.8%	7,841	69.3%
B	1	0.1%	216	3.8%	2,850	25.2%
C			95	1.7%	283	2.5%
D			118	2.1%	148	1.3%
E			34	0.6%	187	1.7%

	1,245	100.0%	5,629	100.0%	11,309	100.0%

________________________________
(1)	Includes past due loans reflected in the Loan Portfolio, which amounted to Ps.149 at December 31, 2003 million and consists entirely of consumer credit.
(2)	Amounts are restated in pesos of purchasing power at December 31, 2004.

     The following table analyzes the allowance for loan losses of the Bank and movements in net loan charge-offs for the periods indicated.

Allowance for loans losses

	Year Ended December 31,

	2002(2)	2003(2)	2004

	(Pesos in Millions)

Balance at beginning of the year	0	101	331
Provision for loan losses	97	431	701
Charge-offs (1)	0	(185)	(417)
Recoveries	0	0	0
Restatement	4	(16)	(35)

Balance at the end of the year	101	331	580

__________________________
(1)	Exclusively related to consumer credit.
(2)	Amounts are restated in pesos of purchasing power at December 31, 2004.

b) Relevant Credit Information

     The following table sets forth information with respect to the Company’s contractual obligations as of December 31, 2004:

Payments Due by Period

Millions of Pesos as of December 31, 2004

		Less than 1			After 5

Contractual Obligations (1)	Total	year	1-3 years	4-5 years	years

Long-Term Debt	4,386.4	0.0	0.0	0.0	4,386.4

Capital Lease Obligations	2.4	00.0	2.4	0.0	0.0

Operating Leases (2)	1,723.4	417.1	622.4	165.9	518.6

Television Advertisement	18.1	13.9	4.2	0.0	0.0

Real Estate Purchase Obligations	1.6	1.1	0.5	0.0	0.0

Derivative Transactions (3)	5.1	5.1	0	0	0

Total Contractual Cash Obligations	6,136.9	437.2	629.4	165.9	4,904.4
________________________

(1) The data set forth in this table are expressed in nominal terms and do not include financing expenses.
(2) Operating leases have not been calculated on the basis of net present value instead they are presented in the basis of nominal future cash flows.
(3) As the fair value is positive it includes only the interest that will be accrued.

c) Comments and Analysis of the Board of Directors on the Results of Operations and Financial Condition of the Company

     Due to the closing of our subsidiary at El Salvador, and the THE ONE stores in Mexico, same as the sale of our subsidiary in the Dominican Republic, we identified the income, costs, expenses, financial results, etc., of these three business units and reclassified those entries, and such consolidated results are presented under an entry of our income statement named discontinued operations. We cannot assure that we will not close or sell other business units and, therefore, we might reclassify their operations under the entry of discontinued operations.

     The following discussion should be read in conjunction with, and is qualified in its entirety by reference to, our Consolidated Financial Statements and the Notes thereto included elsewhere in this Annual Report. Our financial statements have been prepared in accordance with Mexican GAAP, which vary in certain respects from U.S. GAAP.

Basis of Presentation

     The Consolidated Financial Statements have been prepared on a consolidated basis to reflect the financial condition and the results of operations of our company and our consolidated subsidiaries.

     The Consolidated Financial Statements have been prepared on a consolidated basis to reflect the financial condition and the results of operations of our company and our consolidated subsidiaries.

     Mexican GAAP requires that the Consolidated Financial Statements recognize certain effects of inflation. Mexico experienced annual inflation rates of 5.7% in 2002, 3.9% in 2003 and 5.2% in 2004. Financial information for all periods in the Consolidated Financial Statements has been restated in constant Pesos as of December 31, 2004 in accordance with the Third Amendment to Statement B-10 issued by the Mexican Public Accountants Institute (“MIPA”). In accordance with Statement B-10, we are required to report, as a gain or loss on our net monetary position, the effects of inflation on monetary assets and liabilities. This net amount reflects the gain or loss arising from holding a net monetary liability or asset position in an inflationary period, since over time a monetary liability can be settled for units of less purchasing power whereas a monetary asset decreases in value in real terms. Our operations continually generate monetary assets (primarily from our credit sales) while our accounts payable and borrowings to finance capital expenditures result in monetary liabilities.

     Effective January 1, 2000, we adopted Statement D-4 “Accounting Treatment of Income Tax, Asset Tax and Employees’ Profit Sharing” issued by the MIPA. Under this statement, deferred taxes are initially recognized for all differences between book and tax values of assets and liabilities and for tax loss carry forwards and asset tax carry forwards that have a high probability of realization. The adoption of this statement resulted in an increase in stockholders’ equity of Ps.304.1 million, including Ps.6.0 million corresponding to minority interest. For the years ended December 31, 2004 and 2003, we recorded provisions of Ps.222.0 and Ps.189.9 million, respectively, for deferred income tax, including the loss on monetary position related to the deferred tax asset.

     Beginning in 2004, the company chose to early adopt Bulletin C-10, "Derivative Financial Instruments and Coverage Operations" issued by the MIPA. The effects of these operations amounted to Ps.626.6 million and were recognized in the comprehensive cost of financing and Ps.73.8 million in comprehensive income.

     Until December 31, 2003 profits and losses from derivative financial operation contracts were recorded within the premium for placement of shares because it dealt with operations with the company's own shares. Until 2003, accrued interest expense on the transactions, as well as dividends pertaining to these shares, were recorded in income.

     Prior 2004, the results from derivative financial instruments are recognized in the statements of income as income or expense and the results from interest rate coverage instruments are recognized as comprehensive income booth at their fair value as of December 31 of each year.

     The valuation at the end of the year for interest rate futures operations at Banco Azteca are presented on the balance sheet in net form, together with the primary position for which the risk is being covered. That is, within demand deposits.

     Derivative financial instruments are used by the Company primarily to manage ~~its~~ foreign exchange rate risk and interest rate risk. Realized and unrealized gains and losses are recognized for the period under comprehensive financing cost. For the years ended December 31, 2002, 2003 and 2004, these operations generated losses of Ps.21.8 million, Ps. 23.1 million and Ps.17.5 million, respectively. In accordance with the accounting provisions of Bulletin C-15, “Recognition of the Impairment in the

Value of Long-Lived Assets”, published by the MIPA, the value of the shares in long-term investments is subject to impairment in those cases where the value of the use is less than the accounting value. The different is to impairment of goodwill.

     As of December 31, 2004, the company recorded a charge of Ps 82.4 million for the impairment in the value of such investments under other expenses.

     Goodwill is subject to impairment in those cases where the value of use is less than the accounting value.

      For the year ended December 31, 2004, the company recorded a charge in an amount of Ps 642.3 million for the impairment of goodwill under other expense.

Consolidation Method and Discontinued Operations

     After a thorough review process and analysis, starting 2003 we present the results of Banco Azteca and Afore Azteca under the consolidation method. All figures and discussions detailed in this discussion result from the application of this accounting method which provides a clearer overview of Grupo Elektra. To make these figures totally comparable to those from 2002, we have reclassified the figures from 2002 under the consolidation method, in accordance with the concepts established in Statements A-7 and B-8 of the Mexican Public Accountants Institute (MIPA) regarding the comparability and consolidation of figures in financial statements.

     In addition, for the years ended December 31, 2002 and 2001, we reclassified net results from three businesses (THE ONE, Hecali, and operations in the Dominican Republic and in El Salvador), as well as the expenses related to the closing of these operations and the adjustment for the valuation of assets at realization value, as “Discontinued Operations” in accordance with the accounting principle detailed in Statement A-7 of the Mexican Public Accountants Institute (MIPA).

Accounting for Installment Sales - Credit Consumer Service

     Prior to December, 2002, at which time Banco Azteca began providing consumer credit and assumed the Elektrafin’s credit operations of our installment sales program in our stores, we used to sell products in Mexico through our different store formats for cash and for credit under an installment sales program known as Credimax. However, our credit operations in Latin America (other than Mexico) are still offered through the retail division of Grupo Elektra and not through Banco Azteca. Since December 1, 2002, we offer consumer credit services in Mexico through our banking subsidiary Banco Azteca, also under the “Credimax” trademark. The cost to the customer of merchandise purchased under the Credimax program offered by Elektrafin in the past, and currently, through our Latin American subsidiaries, includes a cash price component plus a mark-up component and, in certain circumstances, a stated interest component depending on our current marketing objectives. If stated interest is used, we disclosed the applicable interest rate; however, the implicit cost of financing due to the mark-up is not disclosed to the customer. Mark-up and, if included, stated interest represent the costs associated with providing the installment sales program plus a profit margin. Such costs include the cost of financing, the cost of credit investigations and the cost of collection and legal process relating to bad debts.

     Revenues from Elektra’s installment sales in Latin America and, until November 30, 2002, in Mexico are accounted for as follows: (i) an amount equivalent to the cash price of the merchandise is recorded as merchandise revenue at the time of sale; (ii) the installment sales mark-up, as described below, is recorded as merchandise revenue ratably over the life of the installment sale contract; (iii) stated interest, if any, is recorded as merchandise revenue ratably over the life of the installment sale contract; and (iv) penalty interest on past due installment sales payments is recorded as merchandise revenue when collected.

     When an installment sale is made in our stores in Latin America, the customer signs a promissory note in the amount of the equivalent cash price of the merchandise plus the mark-up and, if applicable, stated interest minus any down payment. At the time of the sale, the equivalent cash price of the merchandise is booked as merchandise revenue, and a net account receivable is generated in the amount of the installment-sale-equivalent cash price minus any down payment. During the term of the installment sale contract, each weekly payment is applied proportionately among the equivalent cash price, the mark-up and the stated interest. The portion of the weekly payment allocated to the equivalent cash price is applied to reduce the account receivable and has no effect on our income statement. The portions allocated to mark-up and stated interests are recognized as merchandise revenues, in each case ratably over the term of the installment transaction. If the customer is late with a weekly payment, the mark-up and stated interest portion of the missed payment is recognized as merchandise revenue and the account receivable is increased by both amounts. Penalty interest is charged on amounts that are past due and is recognized when paid as merchandise revenues. Payments are applied first to any penalty interest balances. In summary, if a customer is current on the payment of an installment sale, the account receivable associated with the installment sale includes only the equivalent cash price portion of the sale (minus the down payment) and is amortized weekly in equal amounts during the term of the installment sale. To the extent that a customer is late on the payments of an installment sale, the account receivable associated with the installment sale includes the remaining equivalent cash price portion (minus the down payment) and any accrued but unpaid mark-up and stated interest.

     By contrast, as Banco Azteca now finances the customer’s credit purchases in Mexico, the interest charged to our customers is recognized in Banco Azteca’s income statement, and the sale of merchandise is treated by the selling Elektra entity as a regular cash sale.

     During the first half of 2000, and in light of the political uncertainties at that time, we intentionally reduced our average portfolio to 33 weeks by the end of the second quarter. After the smooth political transition following the presidential election on July 6, 2000, we lengthened our average portfolio again by promoting the 39-week term during the third quarter and the 53-week term during the fourth quarter. Our average portfolio length was 44 weeks in 2000. During the second half of 2001, the 53-week term was heavily promoted; thereafter, our average portfolio length was 46 weeks.

     During 2003, the 50-week term was favored by our clients, and the weighted average term of our portfolio ranged from 50 weeks at the end of the first quarter of 2003, to 51 weeks at the end of the fourth quarter of 2003. For 2004, the consolidated term was 53 weeks and the weighted average term of our consolidated portfolio ranged from 50 weeks at the end of the first quarter of 2004, to 53 weeks at the end of the fourth quarter of 2004. At the end of the third quarter of 2004, the weighted average term of our portfolio increased to 52 weeks due to a slight increase of 65-week term sales.

Reserve for Doubtful Accounts for Our Latin American Credit Operations

     We record a provision for doubtful accounts at the time of any installment sale in an amount equal to five percent of the cash price of the merchandise sold, plus the markup and less the down payment, if any. Normally, we require a ten percent down payment for all installment sales, but we waive this requirement from time to time for marketing purposes. After giving effect to write-offs, the reserve for doubtful accounts was 17.8% of accounts receivable due from retail customers as of December 31, 2003 and 6.6% of accounts receivable due from retail customers as of December 31, 2004. The increase at December 31, 2004 was primarily due to an increase in the amount of accounts receivable being securitized since the accounts receivable balance is presented net of securitizations. We believe that our reserve policy for consumer credit services is adequate to cover potential write-offs. Moreover, we continue collection efforts after writing off accounts receivable.

Effects of the Peso Devaluation and Inflation

     Our results of operations will continue to be affected by economic conditions in Mexico and in the other countries in which we operate. In periods of slow economic growth, demand for our products tends to be adversely affected. Poor economic conditions, particularly unemployment and high domestic interest rates, can also result in an increase in allowance for loan losses and doubtful accounts. Devaluation of the peso, also results in exchange losses on our foreign-currency denominated indebtedness.

     According to Banco de México and the Mexican Ministry of Finance, for the year ended December 31, 2004, the Mexican economy strengthened, with a gross domestic product growth of 4.4%, compared to a growth of 1.4% in 2003. Interest rates on 28-day Cetes in 2004 increased to an average of 6.8%, compared to an average of 6.2% in 2003, and the peso appreciated 0.8% to Ps.11.15 per US$1.00 at the end of 2004 from Ps.11.24 per US$1.00 at the end of 2003. Inflation rose to 5.2% in 2004 from 4.0% in 2003. We can give no assurances that economic conditions in Mexico and in the other countries in which we operate will not have adverse effects on our financial condition and results of operations. See Item I, “General Information —Risk Factors.”

Investment in CASA

     Since January 1, 1997, we presented our statement of income to show the income associated with our investment in CASA, a holding company through which our controlling shareholders own the controlling interest in TV Azteca and Grupo COTSA, as part of merchandise, service revenue and other in order to emphasize this Item within results of operations and to allow a better matching of such income with the amortization of goodwill related to such investment. This presentation was consistent with Mexican GAAP.

     We decided, as of January 1, 2000, to present the equity in income of CASA, net of the amortization of the goodwill related to the CASA acquisition, as a net Item below income after taxes. Consequently, in the 1999 consolidated financial statements and the summary consolidated financial information, the equity in earnings of CASA and the related goodwill amortization have been reclassified to conform to the current presentation, which is also consistent with Mexican GAAP.

Seasonality of Sales

     We have historically experienced, and expect to continue to experience, seasonal fluctuations in sales, reaching highs in the months of May and December. Such seasonality results mainly from increases in general consumption associated with Mother’s Day and the Christmas season. We typically experience lows during the months of February and September.

Results of Operations

     The following table sets forth certain consolidated financial information of our company expressed as a percentage of total revenues (merchandise, service and other revenues) for the three years ended December 31, 2002, 2003 and 2004. For comparative purposes, the revenues, costs and expenses of the subsidiaries located in the Dominican Republic and El Salvador, as well as those of The One and Hecali, are shown as discontinued operations.

	Year Ended December 31,

	2002	2003	2004

Merchandise, service and other revenues	100%	100%	100%
Cost of merchandise sold and of services	(58.1)	(56.3)	(56.1)
Gross profit	41.9	43.7	43.9
Administrative and selling expenses	(24.2)	(26.9)	(28.2)
Depreciation and amortization	(4.6)	(4.9)	(4.7)
Operating income	13.1	11.9	11.1
Comprehensive financing cost (net)	(7.0)	(2.8)	0.7
Income before income taxes and employees’ statutory profit	6.1	9.0	11.8
sharing
Discontinued operations	(1.9)	(0.0)	(0.0)
Consolidated net income	0.5	5.5	7.1

     Merchandise Sales

     During 2004, our strategy focused on offering the lowest possible prices to our consumers, thus directly facing our competitors. As a result merchandise gross margin decreased 140 basis points from 32.5% in 2003 to 31.1% in 2004. By product, furniture reported the highest gross margin, followed by household appliances and electronics, 38.7%, 26.4% and 25.5%, respectively.

     Depreciation and Amortization Expense

     Prior to 1997, Statement B-10 required all property, machinery, equipment and other non-monetary assets, such as our stores and inventory, to be restated based upon replacement cost or the NCPI. Prior to 1997, we had generally restated assets based on replacement cost. Since 1997, the Fifth Amendment to Statement B-10 requires non-monetary assets of Mexican origin to be restated based on the NCPI but permits those of non-Mexican origin to be restated based on the devaluation of the Mexican peso against the relevant foreign currency after applying the inflation factor of the relevant foreign country.

     Comprehensive Cost of Financing

     As of December 31, 2002, 2003 and 2004, we had approximately US$508.8 million, US$318.1 million and US$32.3 million of monetary liabilities denominated in U.S. dollars, respectively.

     Virtually all of our monetary liabilities represented our outstanding indebtedness for borrowed money. Our U.S. dollar-denominated monetary assets as of December 31, 2002, 2003 and 2004 amounted to approximately US$78.4 million, US$296.7 million and US$332.7 million, respectively. At December 31, 2002, 2003 and 2004, we also had certain assets and liabilities denominated in several Latin American currencies. Those assets were equivalent to US$31.5 million in 2002, US$34.7 million in 2003 and US$26.8 million in 2004, and the liabilities were equivalent to US$13.9 million in 2002, US$21.9 million in 2003 and US$26.3 million in 2004. Before Banco Azteca started granting consumer financing in all our store formats, the interest income and interest expense associated with our receivables portfolio were reflected in revenue and cost of goods sold, and not as part of the comprehensive cost of financing.

     Interest expense

Interest on our foreign currency-denominated indebtedness exposes us to exchange rate fluctuations, with the peso cost of interest payments on such indebtedness increasing as the peso’s value declines against the US dollar and other currencies. On April 2004 the Company prepaid US$275 million Senior Notes due in 2008, for what at the moment the company doesn't have debt with cost denominated in American dollars. Nevertheless, the possibility is not discarded of hiring this type of debt in a future.

     Interest income

     Interest income is positively affected by inflation as we receive higher rates of return on our temporary investments, which are primarily fixed-rate short-term peso deposits in Mexican banks.

     Exchange (loss) gain

     We record a foreign exchange gain or loss with respect to US dollar-denominated monetary assets or liabilities when the peso appreciates or depreciates in relation to the US dollar. when the peso is appreciated or depreciated concerning the dollar. The passive monetary denominated in US dollar, which it consisted mainly in our debt denominated in dollars for loans with cost, which they exceeded, substantially, our monetary assets denominated in US dollar, how is mentioned in the parenthesis ii) Financial Situation, Liquidity and Resources from Capital inside the integral cost of financing in 2004 the passive monetary diminished due to the refinancing of our funds by US $ 275.0 million. The monetary assets consist mainly in deposits in US dollar deposited in banks. Like result, in each period in which the peso has been appreciated and depreciated with regard to the dollar, we have record a foreign exchange gain or loss.

     Gain on net monetary position

     Gain or loss on net monetary position refers to the gains or losses due to the effects of inflation, from holding net monetary liabilities or assets. A gain on monetary position results from holding net monetary liabilities during periods of inflation, as the purchasing power represented by nominal peso liabilities declines over time. Accordingly, since our monetary liabilities exceeded our monetary assets in 2002, 2003 and 2004, respectively, we recorded a gain on monetary position in those periods.

     We also allocate a portion of interest expense as part of cost of sales. Interest expense on funding our installment sales program, presented as part of our cost of sales was Ps. 283.49 million, Ps. 316.62 million and Ps.989.7 million, for the years ended December 31, 2002, 2003 and 2004, respectively.

     Loss on monetary position from accounts receivable included in revenues for the years ended December 31, 2002, 2003 and 2004 was Ps. 230.27 million, Ps. 27.92 million and Ps1,228.71 million,

respectively. Gain on monetary position on loans obtained to finance the installment sales program was Ps. 149.79 million, Ps. 28.12 million, and Ps1,234.65 million, for the years ended December 31 2002 ,2003 and 2004, respectively.

     Operations with derivative financial instruments

     Beginning in 2004, the company chose to early adopt Bulletin B-10, "Derivative Financial Instruments and Coverage Operations" of the Mexican Generally Accepted Accounting Principles. The effects of these operations amounted to Ps 626.7 and were recognized in the comprehensive cost of financing and Ps 73.8 in the comprehensive income.

(ii) Liquidity and Capital Resources

Year ended December 31, 2004 compared to year ended December 31, 2003

     Consolidated Revenues

     Total revenue in 2004 increased 20.9% to Ps.26,199.5 million from Ps.21,664.3 million in 2003. Merchandise sales in 2004 increased 10.6% to Ps.17,682.0 million from Ps.15,981.8 million in 2003. At the same time, revenue from Banco Azteca increased from Ps.3,081.4 million in 2003 to Ps.6,904.5 million in 2004, a 124.1% year over year growth. Revenue from our money transfer operations increased 20.1% to Ps.892.5 million in 2004 from Ps.743.1 million in 2003. Lastly, other revenues decreased 68.0%, from Ps.1,857.9 million in 2003 to Ps.720.5 million in 2004. Other income includes Milenia (Extended Warranties), accrued mark-up from our Latin American operations, the outstanding balance from our credit operations in Mexico granted before November 30, 2002 in Mexico, and income from Afore Azteca and Seguros Azteca.

     Merchandise Sales

     Merchandise sales are comprised of the following business lines for both our operations in Mexico and Latin America, where applicable: electronics, household appliances, furniture, small appliances, telephones, photo, and computers. Merchandise sales grew 10.6% to Ps.17,682.0 million from Ps.15,981.8 million in 2003. Growth was buoyed by new, relocated and remodeled stores; the addition of new merchandise including motorcycles, scooters and mopeds; LCD, HDTV, portable DVD’s and plasma televisions; and mobile phones with PDA technology; as well as our Empresario Azteca program. In addition, our newest store format Elektricity is starting to show encouraging results. Finally, we are also reaping the benefits of our continued aggressive pricing and promotional strategies, and our door-to-door sales initiative.

     Money Transfer Revenues

     In 2004, total revenue from our two electronic money transfer businesses increased 20.1% to Ps.892.5 million from Ps.743.1 million in 2003.

     Our ongoing advertising and promotional campaigns and the more competitive commissions charged by Western Union strengthened the positive trends experienced in our US-Mexico electronic money transfer business (Dinero en Minutos). These factors resulted in an increase in revenues of 13.7% to Ps.504.0 million from Ps.443.3 million in 2003. During the same period, the amount transferred and the number of transactions increased by 41.9% and 28.2%, respectively.

     Revenues from our intra-Mexico money transfer business (Dinero Express) increased 29.6% to Ps.388.6 million in 2004 from Ps.299.8 million in 2003. This result was led by increases in the amount transferred and number of transactions of 47.2% and 37.3%, respectively.

     Banco Azteca Revenues

Banco Azteca revenues, represented by the interest income from consumer loans granted by the

Bank and other income mainly obtained from banking commissions, rose from Ps.3,081.4 million in 2003 to Ps.6,904.5 million in 2004. The increase was largely due to the success of Banco Azteca’s loans, as the loan portfolio more than doubled from 2003 to 2004. Interest income also includes interest earned from all the loan products granted by Banco Azteca, including Credimax Efectivo, which is a personal cash loan for up to Ps.30,000, and which was launched in 2003 as a complement to the Bank’s consumer credit program.

     Consolidated Gross Profit

     Consolidated gross profit grew 21.5% from Ps.9,463.8 million in 2003 to Ps.11,504.8 million in 2004. Consolidated gross margin for 2004 was 43.9% compared to 43.6% for 2003. The decrease in consolidated gross margin is explained mainly by our aggressive pricing strategy to offer the lowest possible price in merchandise sales. Gross margin from retail operations fell from 29.2% to 27.3% in 2004 due to our competitive pricing strategy. However, management is currently analyzing strategies to increase gross retail margin.

     Administrative and Selling Expenses

     Administrative and selling expenses, which include salaries, rent and other occupancy costs, advertising costs and sales, hiring and training of new employees, commissions for our sales force, commissions for collectors, and door-to-door selling employees, increased 26.4% from Ps.5,834.6 million in 2003 to Ps.7,375.2 million in 2004.

     Depreciation and Amortization

     Depreciation and amortization rose 16.0% to Ps.1,221.4 million in 2004 from Ps.1,053.2 million in 2003. This increase was due primarily to the remodeling of existing stores, the new distribution centers built during the year, the equipment purchased for our stores, the establishment of Bank branches in our stores, the opening of independent bank branches, and the establishment of Bank kiosks in other retailer stores.

     Comprehensive Financing Expenses

     Comprehensive cost of financing relates solely to the retail division of Grupo Elektra, and does not include any income or expense from Banco Azteca. Closing 2004, comprehensive cost of financing registered an income of Ps. 194.4 million from a loss of Ps. 616.9 million in 2003, as a result of a lower loss in foreign exchange and a significant increase in other financial operations.

     Interest income decreased from Ps.305.6 million in 2003 to Ps.237.9 million in 2004 as a result of the increased balance in the retail division’s cash position deposited at Banco Azteca. The interest income earned from this account is eliminated in the consolidation process. Interest expense increased 3.7% to Ps.782.8 in 2004 from Ps.755.1 million due to the refinancing of our US$275 million Senior Notes due in 2008, to our local currency denominated long term Cebures. The foreign exchange loss was Ps.64.3 million in 2004 compared to a loss of Ps.213.1 million in 2003, as a result of our higher cash position in US dollars, and the year over year appreciation of the peso. Gains in the net monetary position increased from Ps.135.2 million in 2003 to Ps.176.9 million in 2004. Finally, we reported an income of Ps.626.6 million from other financial transactions in 2004, which were the result of the disposals contained in Bulletin C-10 of the Mexican GAAP. The new disposal specified that the financial operations the Company made based on the price of the Company’s stocks are now registered in the P&L in the Comprehensive Cost of Financing, as an income of Ps. 626.6 million.

     As a result of the foregoing, income before taxes and employees’ statutory profit sharing increased 58.4% to Ps.3,102.5 million in 2004 from Ps.1,959.1 million in 2003.

     Taxes

     Provision for income tax and employees’ statutory profit sharing increased 13.3% in 2004 to Ps.603.9 million from Ps.532.8 million in 2003.

Equity in Income from Affiliates

     As a result of impairment charges recorded by certain indirect subsidiaries of CASA, the equity in the results of CASA was a gain of Ps.96.9 million in 2004, compared to a Ps.221.7 million loss in 2003.

     Discontinued Operations

     During 2004, we did not incur any loss from discontinued operations. However, losses from discontinued operations in 2002 were Ps.342.1 million. These losses were derived primarily from the expenses which we incurred to phase out operations of The One chain and Hecali, and our operations in El Salvador and the Dominican Republic, in addition to the loss of Ps.27.9 million from the sale of our operations in Elektra Dominicana, S.A.

     Net Income

     Net Income of majority stockholders increased to Ps.1,870.6 million in 2004 from Ps.1,201.7 million in 2003, a 55.7% year over year increase, largely as a result of our solid performance in our operations, coupled with the positive comprehensive cost of financing mentioned above.

Year ended December 31, 2003 compared to year ended December 31, 2002

     Consolidated Revenues

     Total revenue in 2003 increased 20.3% to Ps.21,664.3 million from Ps.18,164.4 million in 2002. Merchandise sales in 2003 increased 19.3% to Ps.15,981.8 million from Ps.13,649.1 million in 2002. At the same time, revenue from Banco Azteca increased to Ps.3,081.4 million in 2003 from Ps.32.4 million in 2002. Revenue from our money transfer operations increased 30.6% to Ps.743.1 million in 2003 from Ps.568.8 million in 2002. Lastly, other revenues decreased 52.5%, from Ps.3,914.1 million in 2002 to Ps.1,858.0 million in 2003. The decrease in other income is attributable to the fact that this revenue line included the outstanding balance from our credit operations in Mexico granted before November 30, 2002 in Mexico, loan that are currently granted by Banco Azteca. Merchandise Sales

     Merchandise sales grew 17.1% to Ps.15,981.8 million from Ps.13,649.1 million in 2002. Growth in merchandise sales was the result of a solid performance across all our store formats, Elektra, Salinas y Rocha and Bodega de Remates and the success of our merchandising strategy “Nobody Undersells Elektra” (Nadie Vende Más Barato que Elektra) implemented since the fourth quarter of 2002.

     Money Transfer Revenues

     In 2003, total revenue from our two electronic money transfer businesses increased 30.6% to Ps.743.1 million from 568.7 million in 2002.

     Building upon successful advertising and promotional campaigns, we increased the number of transactions in our U.S. to Mexico electronic money transfer business. However, on a yearly basis, increased competition resulted in lower commissions as compared to those prevalent in 2002. Therefore, revenue from Dinero en Minutos during 2003 grew by 25.6% to Ps.443.3 million from Ps.353.0 million in 2002.

     During 2003 revenues from intra-Mexico transfers through Dinero Express increased 38.9% to Ps.299.8 million from Ps.215.8 million in 2002, almost offsetting the decline reported in Dinero en Minutos.

     Gross Profit

     Our gross profit increased 24.3% year-on-year. This positive trend reflects the growth rates in sales for merchandise and Banco Azteca´s. Gross margin from retail operations slightly fell from 29.5% in 2002 to 29.2% in 2003, due to our competitive pricing strategy offering the most competitive prices in the market. However, management believes that the decline in retail gross margin was offset by increases in volumes sales.

Administrative and Selling Expenses

     Administrative and selling expenses, which include salaries, rent and other occupancy costs, advertising costs and sales and collections commissions, increased 32.7%, from Ps.4,398.4 million in 2002 to Ps.5,834.7 million in 2003. This was mainly due to the hiring and training of new employees for Banco Azteca and Afore Azteca, the remodeling of stores, the compensation based on contribution of our sales force, collections personnel, cashiers, credit executives and all employees with a direct interaction with clients, and the new distribution centers built in 2003.

     Depreciation and Amortization

     Depreciation and amortization rose 24.8% to Ps.1,053.2 million in 2003 from Ps.844.1 million in 2002. This increase was due primarily to the equipment purchased for our stores, our bank branches and our distribution centers.

     Comprehensive Financing Expenses

Comprehensive financing expenses decreased 51.2% in 2003 to Ps.616.9 million from Ps.1,262.8 million in 2002. This was largely the result of a 122.8% year over year increase in interest income earned from as a result of lower investment rates in local money markets. Also, foreign exchange loss decreased from Ps. 655.8 million in 2002 to Ps. 213.1 million in 2003. Interest expense reported a 2.0% year over year decrease due to the prepayment of the remaining US$105.6 million of the US$130.0 million syndicated loan and the payment of US$16 million due of the outstanding Euro Commercial Paper program; while monetary gain reported a 2.4% increase considering a lower Mexican inflation rate of 4.0% for 2003, compared with the 5.7% rate for 2002. Finally, we reported a cost of Ps.89.5 million from other financial transactions in 2003, which were the result of a commission paid for the early prepayment of the outstanding securitization programs and premiums paid for exchange rate options and forwards.

     Taxes

     Income before taxes and employees’ statutory profit sharing increased 76.5% to Ps.1,959.1 million in 2003 from Ps.1,109.9 million in 2002.

     Provision for income tax and employees’ statutory profit sharing decreased 15.3% in 2003 to Ps.532.8 million from Ps.628.9 million in 2002.

     Equity in Income from Affiliates and Discontinued Operations

     Equity in the results of CASA was a loss of Ps.221.7 million in 2003, compared to a loss of Ps.29.6 million in 2002.

     Discontinued Operations

     There were no losses from discontinued operations in 2003. However, losses from discontinued operations in 2002 were Ps.342.1 million. These losses were derived primarily from the expenses which we incurred to phase out operations of The One chain and Hecali, and our operations in El Salvador and the Dominican Republic, in addition to the loss of Ps.29.0 million from the sale of our operations in Elektra Dominicana, S.A.

     Net Income

     Our solid performance in our operations, coupled with the positive comprehensive cost of financing mentioned above, partially offset by a Ps. 221.7 million loss from our equity participation in Comunicaciones Avanzadas, led to a consolidated net profit of Ps. 1,201.7 million in 2003 compared to Ps. 79.2 million in 2002.

     Trend Information

     After three years of sluggish economic activity, 2004 was a year of dynamic economic growth mainly triggered by exports, private consumption and investment. Despite the favorable macro development of 2004, higher than expected inflation rates some how blurred the positive results achieved during the year, as Banco de Mexico strengthened its monetary stance increasing interest rates by mid 2005. Since the start of 2005, the Mexican retail sector, measured by ANTAD (Asociación Nacional de Tiendas de Autoservicio y Departamentales) and INEGI (Instituto Nacional de Estadística Geografía e Informática), showed positive growth rates. However, the expected scenario for 2005 offers more modest GDP growth rates, where the main triggers will be the demand side components of the economy including consumption. In light of this trend, we expect Grupo Elektra to be benefited by the impulse of consumer demand, thus continuing to generate positive cash flow and positive growth rates in consolidated. However, the expected trend for consumption will directly depend on unemployment rates and on financial stability that will continue benefiting loans for the acquisition of durable goods.

     We expect the development of the Company’s revenues to show a trend similar to that of the Mexican retail sector. Particularly, during 2001 and 2002, our revenues presented positive growth rates, although at lower rates than previous years. However, during 2003 and 2004, our revenues registered significant growth rates. We believe that this trend will continue for the rest of 2005, mainly boosted by favorable macroeconomic conditions, the availability of credit at our stores and our store expansion plan. Costs of goods sold have followed the same trend experienced by revenues. Going forward, the Company intends to continue working with its suppliers to obtain more competitive supply side prices.

     During the last year, the Company has made a concerted effort to improve inventory turnover. We believe that we have made gains in this area. Nevertheless, we must continue focusing on our working capital needs to fully optimize inventory turnover and replenishment at our stores.

     We believe that there are certain uncertainties that could negatively affect our revenues. These factors include a sudden economic turn-down, unemployment growth, a rise in VAT taxes, higher interest rates and increasing competition, among others. For more information, see Item I, “General Information —Risk Factors—Risks Associated with Grupo Elektra” and “General Information —Risk Factors—Risks Associated with Banco Azteca.”

Liquidity

     Our net working capital increased to Ps.6,460.4 million as of December 31, 2004, compared to Ps3,946. as of December 31, 2003. The increase in our net working capital during 2004 was principally attributable to a Ps.4,053.0 million increase in marketable securities and to a 5,431.6 million increase in Banco Azteca’s net credit portfolio which were partially offset by a Ps.8,785.2 million year-on-year increase in Banco Azteca’s customer’s deposits.

     Our cash and marketable securities were Ps.13,374.5 million as of December 31, 2004, compared to Ps.7,547.9 million as of December 31, 2003. For the retail division, cash and cash equivalents were Ps.4,495.0 million at the end of 2004, compared to Ps.4,152.0 million in 2003. Meanwhile, total interest-bearing liabilities for the retail division at the end of 2004 were Ps.3,619.0 million, compared to Ps.4,014.8 million at the end of 2003. As a result of this, net debt at the retail division level at the end of 2004 reached a negative of Ps.945.0 million, compared to the Ps136.1 million at the end of 2003.

     We fund our operations largely through internally generated cash flow and in a small proportion by borrowings. Cash flow provided by operations was Ps 6,492.1 million in 2004, compared to Ps 2,306.4 million in 2003. This growth was mainly attributable to the growth in Banco Azteca’s deposits.

     As of December 31, 2004, total interest bearing debt was the equivalent of US$324.6 million, maturing as follows:

Maturity Date	Debt Amount
Year ended December 31, 2004	(in millions of US dollars)

2005	1,095
2006	260
2007	291
2008	325

Maturity Date	Debt Amount
Year ended December 31, 2004	(in millions of US dollars)

2009	361
2010	406
2011	452
2012	504

     During 2003, Grupo Elektra granted two loans to Unefon for working capital in the amounts of Ps.85.0 million and Ps.139.0 million on October 13 and November 7, respectively. The term of these loans was under sixty days, during which the loans accrued interest at an annual rate of 20% in dollar terms on the outstanding balance. Unefon settled these loans in November 2003, and interest earned amounted to Ps.2.8 million which is included in our comprehensive financing cost. During 2004, no loans were granted to Unefon.

     As of June 30th, 2005 the Company made the following transactions: a payment of Ps.400 million for the unsecured short-term Certificados Bursátiles; a payment of Ps.600 million for the unsecured short-term Certificados Bursátiles; the issuance of Ps.400.00 million in short-term Certificados Bursátiles (CEBURES) and the issuance of Ps.600.00 million in short-term Certificados Bursátiles (CEBURES)

Capital Expenditures

     Capital expenditures in 2002, 2003 and 2004 were Ps. 584.27 million, Ps. 1,113.45 million and Ps.2,083.65 million, respectively. All capital expenditures were financed from both bank debt and resources provided by our operations. Our principal capital expenditures during 2002, 2003 and 2004 consisted of investments in stores, computers, machinery, fixtures and automobiles.

     Our capital expenditures are expected to be approximately Ps.1,500 million for 2005. Projected capital expenditures include the cost of opening new stores, expanding existing stores, enlarging our distribution network and investing in technology and systems.

Securitization of Accounts Receivable

     We also meet our working capital requirements through the financing of accounts receivable. Our securitization program constituted a reliable source of funds since 1997. Elektrafin (subsidiary of Grupo Elektra) made a total of ten issues used to finance an amount of approximately Ps.5,112 million. The last eight issues were done under a revolving program. Since the start-up of the credit operations of Banco Azteca, Elektrafin ceased to generate new accounts receivable in Mexico qualified to enter into the securitization programs. Thus, during the first quarter of 2003, we paid in advance all amounts outstanding under our securitization programs. Elektrafín merged with and into Elektra del Milenio, such that Elektra del Milenio is the company that is now focusing the collection of our current portfolio, owned and securitized, in Mexico. With regards to the credit operations in Peru, Honduras and Guatemala, Elektra del Milenio continues to generate new accounts receivable and to collect them along with its current portfolio.

     In the future, we may enter into additional securitization programs.

Recent Developments

      Dividend

     On March 8th, 2005, our shareholders declared a dividend equivalent to Ps.1.110 per outstanding share. The total amount paid was Ps. 265.76 million which represented 9.14% of our operating income reported for 2004. Our policy during the past years has been to declare a dividend of between 6.0% and 10.0% of operating income.

Banco Azteca Panamá

     On November 24, 2004 we received a banking license from the Superintendecia de Bancos de la República de Panamá (Panama’s Banking Commission, or “SBRP”). With a capitalization of US$10 million, Banco Azteca Panamá is a wholly owned subsidiary of Grupo Elektra which began operations on March 1, 2005.

     Seguros Azteca Daños

     On October 12, 2004, Grupo Elektra received an approval from the Ministry of Finance in Mexico to constitute a private insurance company that was constituted on January 11, 2005. Currently, we are waiting for the final approval from the Ministry of Finance in order to start its operations. In case it is approved, we expect that this new insurance company would focus on several kinds of insurance policies, such as automobile, corporate and home insurance.

     Listing on Spain’s Latibex Market

     On November 11, 2004 Grupo Elektra formally requested the listing of its shares on Spain’s Latibex Market, and began trading its stock on November 16, 2004 under the ticker "XEKT”. Latibex is the only international market dedicated to Latin American equities in Euros, and is regulated by the current Spanish Stock Exchange Market Laws. This market represents an ideal way to efficiently attract European investments in Latin American companies, as it allows investors from that region to buy and sell stock of the main Latin American companies through a unique market, with a unique operating system to contract and settle under one currency: the Euro. As a result, Latin American equities quoted on Latibex are traded and settled as any other Spanish equity. In addition, Latibex represents for Latin American companies a simple, efficient and transparent access to the European equities markets. Grupo Elektra’s ordinary shares, with full corporate and economic rights, trade in the same units traded in Mexico: one common share.

     Issuance of Ps. 400 million in short-term Certificados Bursatiles (CEBURES)

     On March 2, 2005, Grupo Elektra placed Ps. 400 million in unsecured short-term Certificados Bursátiles. The issue has a total term of 336 days and yields a rate of TIIE (28 days) plus 200 basis points per annum. The issue carries an “F2 (mex)” credit rating for local currency issues from Fitch México. The resources obtained were used for working capital purposes.

    Issuance of Ps. 600 million in short-term Certificados Bursatiles (CEBURES)

     On May 18, 2005, Grupo Elektra placed Ps. 600 million in unsecured short-term Certificados Bursátiles. The issue has a total term of 357 days and yields a rate of TIIE (28 days) plus 220 basis points per annum. The issue carries an “F2 (mex)” credit rating for local currency issues from Fitch México. The resources obtained were used for working capital purposes.

     GDSs Program Termination.

     At a General Extraordinary Shareholders Meeting duly convened on June 1, 2005, our shareholders approved, among other matters, the termination of the Deposit Agreement governing our GDS program. On June 9, 2005, we notified the depositary of our GDS program, The Bank of New York (the “Depositary”), and the New York Stock Exchange (“NYSE”), of the termination of the Deposit Agreement and instructed the Depositary to (a) file with the Securities and Exchange Commission (the “SEC”) a Post-Effective Amendment to Form F-6 to reduce the number of GDSs registered there under to zero, (b) amend the Deposit Agreement to reduce to 60 days from the date of termination of the Deposit Agreement the period for the Depositary to sell the common shares held there under and, (c) notify GDS holders of such termination. We expect that the Depositary files the Post-Effective Amendment to Form F-6 and notifies GDS holders of the termination of the Deposit Agreement, which termination shall become effective 30 days after the date of such notice. On or after such termination date, GDS holders are entitled to receive the amount of common shares represented by GDSs and, if after such date, any GDSs remain outstanding, the Depositary will discontinue any transfers of GDSs. As a result of the termination of the Deposit Agreement, the NYSE is expected to suspend trading of the GDSs immediately after the termination date and file for the delisting of the GDSs with the SEC. We expect to file for deregistration of our GDSs and common shares with the SEC upon having fewer than 300 holders resident in the United States in accordance with United States federal securities laws.

     The result of a delisting of the GDSs from the NYSE will severely restrict the liquidity of the underlying shares in the United States and could significantly reduce the market value for such shares. In addition, if we deregister our GDSs and underlying common shares with the SEC, we will no longer have to comply with the periodic reporting requirements under U.S federal securities laws, including the requirement to file annual reports with the SEC. The delisting of the GDSs from the NYSE and the potential deregistration of our GDSs and common shares with the SEC may also give rise to shareholder lawsuits against us, which, even if unsuccessful, could have a material adverse effect on our financial condition and results of operation or a negative impact on the price of our common shares.

     Credit Information Company

     On July 1, 2005, the Mexican Ministry of Finance (“SHCP”) approved the constitution and operation of a credit information company under the name of Círculo de Crédito, S.A. de C.V., sociedad de información crediticia (“Círculo de Crédito”). Círculo de Crédito’s shareholders are Grupo Elektra (which owns the 18% of its equity), Banca Afirme, S.A. Institución de Banca Múltiple, Afirme Grupo Financiero, Coppel, S.A. de C.V., Divo Milán Hadad, Hélue Iza Milán, Alfredo Chedraui Obeso and Antonio Chedraui Obeso. Such authorization was published on July 13, 2005 in the Oficial Gazette (“Diario Oficial de la Federación”) and allows the report,, management and delivery services of information regarding the credit history of individuals as well as information regarding credit operations and others with a similar nature that the said persons maintain with financial institutions or commercial companies in terms of article 5 of the Credit Information Companies Regulation (“Ley para Regular las Sociedades de Información Crediticia” or “LRSIC”).

Taxes

     Income Tax

     The Mexican corporate income tax rate applicable in 2004 was 33%. Due to the published modifications December 1º of 2004 applicable starting from 2005 the rate will be reduced to 30% for the year 2005. 29% in 2006 and to 28% of 2007 and hinds. In accordance with the Mexican Income Tax Law amendments in effect as of January 1, 2002, the corporate income tax rate will be gradually reduced by 1% per annum beginning in 2003 until it reaches 30% in 2005 in accordance with a new law disposition in this year. Consequently, this gradual decrease in the income tax rate will reduce the related income tax liability.

     Our income tax expense as a percentage of income before taxes and employees’ statutory profit sharing was 56.7% in 2002, 27.2% in 2003, and 19.5% in 2004.

     For the years ended December 31, 2004, 2003 and 2002, the differences between taxable and financial income are mainly due to the effect of the deduction of inventory purchases for tax purposes, offset by the non-allowable deduction of the cost of sales, to the difference between the effect of the inflationary component determined for book and tax purposes, to installment sales revenues for tax purposes and to nondeductible expenses.

     In accordance with this statement, the accrued tax effects as of January 1, 2000 (an increase of Ps. 304.11 million) were recorded directly to stockholders’ equity. For the years ended December 31, 2002, 2003 and 2004, we recorded a Ps. 461.26 million, Ps. 189.97 million and Ps. 222.01 million, charge to income related to deferred tax effects, respectively.

     Asset Tax

     Since 1995, an asset tax is payable at the rate of 1.8% on the net amount of certain assets and liabilities, but only when the amount of asset tax thus calculated exceeds the income tax due. Asset tax paid may be recovered in the following ten years to the extent income tax exceeds asset tax in those years. We were not required to pay such asset taxes for the years, 2002, 2003 and 2004.

New Accounting Pronouncements
     Mexican GAAP

     In March 2003, Bulletin C-15, "Impairment in the Value of Long-Lived Assets and Their Disposal", was published by the MIPA, becoming effective as of January 1, 2004. This bulletin establishes rules for the calculation, presentation and disclosure of losses from impairment of tangible and intangible long-term assets. The effects of recognizing the provisions of this bulletin are shown in Notes 2-h, 2-i and 2-m.

     In May 2004, Bulletin B-7, "Acquisitions of Businesses" was published by the MIPA, mandatory for financial statements for periods beginning January 1, 2005, although its early application was recommended. Bulletin B-7 provides updated rules for the accounting treatment of business acquisitions and investments in associated entities and establishes, among other things: adoption of the purchase method as the only valuation rule for these operations; eliminates the amortization of goodwill, which must be subject to impairment rules; provides rules for the accounting treatment of transfers of assets or exchange of shares between entities under common control, as well as acquisitions of minority interests based on the provisions of Bulletin B-8, "Consolidated and Combined Financial Statements and Valuation of Permanent Investments in Shares". The financial statements as of December 31, 2004 observe the provisions contained in the bulletin related to the impairment of the value of goodwill, with the effects described in Notes 2-h, 2-i and 2-m.

     In April 2004, Bulletin C-10, "Derivative Financial Instruments and Coverage Operations” was issued by the MIPA, mandatory for financial statements beginning in January 2005, although its early application was recommended. It establishes criteria for operations with derivative instruments in order to be considered as such and improves and adds definitions of terms. It incorporates provisions about the elements that participate in coverage operations, including the formal documentation before the beginning of the coverage and measurement of the effectiveness of the coverage. Among other things, it classifies coverage in three kinds: a) fair value, b) cash flow, and c) foreign currency, and provides specific rules for each type of coverage, its valuation, recognition, presentation and disclosure.

     In general terms, Bulletin C-10 provides that for fair value coverage, the fluctuation in fair value for the derivative as well as the open risk position must be recognized in the results of the period in which it occurs, while for cash flow coverage, the effective part of the fluctuations of fair value must be recorded in the comprehensive income account within shareholders’ equity, and the ineffective part must be recognized in the results for the period. The financial statements as of December 31, 2004 provide the early recognition of the provisions of this bulletin, with the effects mentioned in Note 11.

     The effects related to the application of this Bulletin in the financial statements as of December 31, 2004 represented an increase in comprehensive income in the year ended on that date of Ps. 73.8 million.

     In April 2004 amendments were issued by the MIPA to Bulletin C-2, mandatory for financial statements beginning as January 1, 2005, although its early application was recommended. Bulletin C-2 establishes principally that fluctuations in the fair value of financial instruments classified as available for sale must be recognized in the comprehensive income and reclassified to the result for the period at the time of sale of these instruments, making possible the transfers between some of the categories into which the financial instruments are classified, provided that they comply with conditions and rules for accounting recognition. It also expands the application of impairment of instruments available for sale and provides more accurate rules for its recognition.

     In January 2004, the MIPA issued a new Bulletin D-3, "Labor Obligations”, which eliminates the concept of unforeseen payments that affect the results for the year in which the decision to pay them was made, to include in its place "Compensation at the end of the labor relationship" defined as the compensation granted to workers when the labor relationship is ended before reaching the retirement age. Therefore it must follow rules for valuation and disclosure required for pensions and seniority premiums.

     This provision becomes effective January 1, 2005, and optionally allows for the immediate recognition of the resulting temporary asset or liability in the results for the year or amortization in accordance with the average remaining labor life of the workers.

     As of the date of the presentation of this report, the valuation of the effect of these provisions is being determined.

     (iii) Internal Controls

     We have a series of internal control systems in all critical areas of our Company’s business, among which we mention the following:

  Operations at the stores (cash sales, disbursements at the stores, etc).
  Treasury (income and expenditures control, bank reconciliations, store funding, etc.).
  Money wire transfers (receipt and cash payment control).
  Credit investigation, granting and collection.
  Inventories management (reception, transfers and warehouse issues).
  Fixed assets control (additions, falls, fixed assets inventories, etc.).
  Payroll (monitoring of the payroll, processing and payment of wages and compensations, etc.).

     The aforementioned internal controls greatly rely on systems such as the SAP R/3 (book keeping, treasury, fixed assets, payrolls), ADN (store operations control), and JDA (inventories management and control).

     The internal control procedures are designed by the Direction for Methods and Procedures, which is in charge of evaluating, preparing, wording and releasing the policies that best abide to our values, vision and mission. The Direction for Methods and Procedures is in charge of preparing the internal control policies both for the operational areas and the administrative and corporate areas. All policies released may be accessed by the employees at our Company’s Intranet.

     Further, the Direction for Corporate Comptrollership reviews and releases the accounting policies that are appropriate and enable us having reasonable assurance that the transactions are carried out and registered under internal standards and Generally Accepted Accounting Principles (“GAAP”) in Mexico.

     At last, we have a Direction for Internal Audit that oversees the compliance of the internal control policies, the best usage of the company’s own resources, and that all reports on our operations truthfully reflect the operations of the Company.

Controls for the Disclosure of Information

     The disclosure controls are designed with the purpose of assuring that the information is gathered and communicated to our Directors including the Chief Executive Officer’s and the Chief Financial Officer’s office. This information shall be appropriately delivered in order to allow the timely decision taking regarding the disclosure of information required. The internal procedures and controls for the financial reports (internal controls) are procedures designed with the purpose of providing reasonable certainty as to:

a)	Our transactions being duly authorized;

b)	Our assets being safeguarded against any misuse or unauthorized use; and

c)	Our transactions being duly documented and reported.

Limitations to the Validity of Controls

     Our management, including our Chief Executive Officer and Chief Financial Officer, do not expect or assure that our internal Disclosure Controls and Internal Controls prevent us from any errors or frauds. Any controlling system, regardless of how well conceived and operated may be, may only provide a reasonable, not absolute guarantee, that the purposes of the controlling system are complied with. Furthermore, the design of a controlling system must reflect the fact of the limitations in resources, and that the benefits of the controls should be considered in connection with their costs. Due to the inherent limitations of any controlling system, no control evaluation may provide an absolute guarantee that all matters subject to control and fraud cases, if any, in our company have been detected. These inherent limitations include the reality that the judgments in the decision taking may be incomplete, and failures may occur due to simple errors or mistakes. Moreover, the controls may be surrounded by individual actions of certain persons, through the collusion of two or more persons or due to the failure to follow the control. The design of any controlling system is also based partly on certain actions about the likelihood of future occurrences, and may not assure that any control is going to be successful in achieving its goals under any probable future condition. With the elapsing of time, a control may become inappropriate due to changes in the conditions, or in the event the degree of compliance with the policies or procedures related to the control is worn out. Due to the inherent limitations in a controlling system of effective cost, misrepresentations may be made due to errors or frauds which fail to be detected.

Annual Evaluation of Our Controls to Information Disclosure and Internal Controls

     As of December 31 2004, an evaluation was made under the supervision and participation of our management, including our Chief Executive Officer and Chief Financial Officer, on the effectiveness of the design and operation of our Information Disclosure Controls. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer concluded, subject to the limitations pointed out before, that:

a)	The design and operation of our Information Disclosure Controls were effective to guarantee that the material information regarding our Company which needs to be disclosed in reports presented under the Securities Law; and

b)	Our Internal Controls are effective to provide the reasonable guarantee that our financial statements are clearly presented under the Mexican GAAP.

     In 2004 no significant changes were made to our Internal Controls or in other factors that may affect in any material manner these controls after their evaluation date.

Code of Ethics

     In 2003 our Board of Directors adopted a Code of Ethics applicable to our principal executive officer, principal financial officer, principal accounting officer, controller and persons performing similar functions. We have filed our Code of Ethics as an exhibit to the previous Annual Report. In addition, a copy of our Code of Ethics is available at our website, www.grupoelektra.com.mx.

d) Critical Accounting Policies

     We have identified the following accounting policies and estimates that require significant judgment as they are critical to our business operations and the understanding of our results of operations. The associated risks related to these policies and the impact of these policies on our business operations is discussed throughout this section where such policies affect our reported and expected financial results. For a detailed discussion of the application of these and other accounting policies, See Notes 2 and 19 to the consolidated financial statements. The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

     Allowance for loan losses

     The allowance for loan losses represents management’s estimate of probable losses inherent in the Company’s loan portfolio. This evaluation process is subject to numerous estimates and judgments.

     Banco Azteca applies the methodology issued by the CNBV and the Mexican Ministry of Finance to determine the allowance for doubtful accounts for each type of credit. Such methodology mainly consists of separating the loan portfolio in accordance with the number of past due payments of interests and, based on this, applying a percentage to determine the related allowance.

     The Company has recorded additional reserves, based on Elektrafin’s historical experience that represents the Company’s best estimate of losses derived from accounts receivable. The computation of these additional reserves was realized following the methodology utilized by Elektrafin before Banco Azteca started operations, which consisted of increasing the allowance by an amount equal to five percent applied to the cash price of the merchandise sold, plus the mark-up less the down payment, if any.

    Changes in the estimates could have a direct impact on the allocated allowance for loan losses.

     The Company’s allowance for loan losses is also established based upon the following factors:

a)	Economic conditions, including duration of the current cycle.

b)	Past experience, including recent loss experience.

Credit quality trends.

Collateral values.

c)	Volume, composition, and growth of the loan portfolio.

d)	Specific credits and industry conditions.

e)	Results of bank regulatory and internal credit exams.

f)	Delay in receipt of information to evaluate loans or confirm existing credit deterioration.

g)	Geopolitical issues and their impact on the economy.

     To the extent actual results differ from forecasts or management’s judgment the allowance for credit losses may be greater or less than future charge-offs.

     Deferred income tax and employees’ statutory profit sharing

     Our income tax expense and employees’ statutory profit sharing is comprised of current expenses and deferred expenses. Deferred income tax represents future receivables or payables resulting from the temporary differences generated from the differences in the accounting and tax treatment of balance sheet items, such as our allowance for doubtful accounts, inventories, property, furniture, equipment and investment in stores, installment sales, and from operating loss carry forwards and credits. Deferred employees’ statutory profit sharing is calculated in a similar manner. These temporary differences and tax loss carry forwards and credits are accounted for as deferred tax assets or liabilities on our balance sheet. The corresponding change in the balances of the recognized deferred tax assets and liabilities is recorded in earnings. Deferred tax assets and deferred employees, statutory profit sharing assets are subject to valuation allowances if there is a high probability that the assets will not be realized. To the extent that we establish a valuation allowance, or increase this allowance, during a period, we must include an expense within the tax provision in the statement of operations. Significant management judgment is required to determine our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets.

     Property, furniture, equipment and investment in stores

     Property, furniture, equipment and investment in stores are recorded at cost and are depreciated on a straight-line basis over the estimated useful lives of such assets. Changes in circumstances such as technological advances, changes to our business model or changes in our capital strategy can result in the actual useful lives of such items differing from our original estimates. In those cases where we determine that the useful life of any property, furniture, equipment and investment in stores should be shortened, we depreciate the net book value in excess of the salvage value, over its revised remaining useful life thereby increasing depreciation expense.

     We also evaluate the carrying value of property, furniture, equipment and investment in stores when events or changes in circumstances suggest that the carrying value may not be recoverable. An impairment is recognized when the discounted future cash flows estimated to be generated by the assets are not sufficient to support the carrying amounts of those assets. The estimates of discounted cash flows take into consideration expectations of future macroeconomic conditions as well as our internal strategic plans. Therefore, inherent in the estimated future cash flows is a certain level of risk which we have considered in our valuation; nevertheless, actual future results may differ.

     Goodwill

     Until December 31, 2004, the excess of cost of the shares of associates and subsidiaries over the book value (goodwill) is amortized over 20 years. In accordance with the accounting provisions of Bulletin C-15, "Impairment in the Value of Long-Lived Assets and Their Disposal", of the Mexican Generally Accepted Accounting Principles, goodwill is subject to tests of impairment in those cases where the value of use is less than the accounting value. The difference is the impairment of goodwill.

     As of December 31, 2004, the balance of goodwill presented in the balance sheets only corresponds to CASA.

     Derivative financial instruments

     As mentioned in Note 11 to our consolidated financial statements, in accordance with our policies regarding risk management, we use derivative financial instruments such as equity swaps, interest rate swaps and options, and foreign exchange rate options and forward contracts, in order to reduce risks derived from (i) changes in interest rates, (ii) changes in foreign exchange rates, and (iii) changes in the value of our shares. The mentioned instruments have been negotiated with counterparties which are normally mayor financial institutions and which also participate in our credit facilities.

     Beginning in 2004, the effects of operations with derivative financial instruments indexed to company's own shares are recognized in the statement of results as income or expense, and those resulting from interest rate coverage instruments are recognized in the comprehensive profit, both at their fair value as of December 31 of each year.

      Until December 31, 2003 profits and losses from derivative financial operation contracts were recorded within the premium for placement of shares because it dealt with operations with the company's own shares. Until 2003, accrued interest expense on the transactions, as well as dividends pertaining to these shares, were recorded in income.

     Beginning in 2004, the company chose early adoption of Bulletin B-10, "Derivative Financial Instruments and Coverage Operations" of the Mexican Generally Accepted Accounting Principles.

      Realized and unrealized gains and losses on interest rate swaps and options, on foreign exchange options and forward contracts are recognized in our income statement of the period and are included in comprehensive financing cost and in comprehensive income. At the end of the period, these instruments are valued with the same valuation criteria applied to the assets and liabilities being covered. Premiums paid or received on hedge derivative instruments are deferred and amortized over the life of the underlying hedged instrument or immediately when they are settled. We recognize the related asset or liability when a premium has accrued but has not been paid.

     Unrealized gains or losses on instruments indexed to our stock are recognized in the balance sheet as either assets or liabilities. Any resulting gain or loss is recorded in paid-in capital because these transactions are carried out with our own shares. However, interest charged by our counterparties as well as dividends pertaining to our shares, are recorded in income of the year in which they accrue.

ITEM IV. MANAGEMENT

     a) Independent Auditors

     After more than 20 years of continuous service by PricewaterhouseCoopers’ Mexico City office, the Company’s Audit Committee considered it appropriate, in light of recent developments in international corporate governance that encourage periodic rotation of independent auditing firms of public companies, to review the need for a change in the Company’s independent auditors. After a thorough survey and analysis of the Company’s alternatives, on October 20, 2004, the Audit Committee unanimously proposed to the Board of Directors that Castillo Miranda y Compañía, S.C., a member of Horwath International, be appointed to replace PricewaterhouseCoopers as independent auditors of Grupo Elektra and its subsidiaries beginning with fiscal year 2004. The Board of Directors approved the replacement on October 20, 2004.

     The Company notes that Castillo Miranda is based in Mexico and has a presence in all the countries in Latin America where Grupo Elektra operates. In addition, Castillo Miranda is registered with the U.S. Public Company Accounting Oversight Board.

Audit Committee Pre-Approval Policies and Procedures

     We have adopted pre-approval policies and procedures under which all audit and non-audit services provided by our external auditors must be pre-approved by our Audit Committee. Any service proposals submitted by external auditors need to be discussed and approved by the Audit Committee during its meetings, which take place at least four times a year. Once the proposed service is approved, we or our subsidiaries formalize the engagement of services. The approval of any audit and non-audit services to be provided by our external auditors is specified in the minutes of our Audit Committee meetings. In addition, the members of our Board of Directors are briefed on matters discussed by the different committees of our board.

Audit and Non-Audit Fees

     Until 2003, the Consolidated Financial Statements had been audited by PricewaterhouseCoopers and since 2004; Castillo Miranda y Compañía, S.C. (“CM”) an independent registered public accounting firm has been our independent auditor.

     The audit fees charged by CM in connection with the audit to our annual financial statements and the tax and regulatory audits are listed below:

Amount of fees charged in 2004	Ps.2,716,000
Fees charged in 2005 corresponding to 2004	Ps.6,019,979
Total fees charged	Ps.8,735,979

b) Related Party Transactions and Interest Conflicts

Interest of Management in Certain Transactions

     Historically, we have engaged, and we expect to continue to engage, in a variety of transactions with our affiliates, including entities owned or controlled by our Controlling Shareholders. Since 1995, we have had a committee on related party transactions to provide an independent review of transactions with affiliates to determine whether these transactions are related to our business and are consummated on terms that are at least as favorable to us as terms that would be obtainable at the time for a comparable transaction or series of similar transactions in arm’s-length dealings with an unrelated third person. In October 1999, our shareholders approved amendments to our bylaws which enacted significant changes in our corporate governance policies. These changes were designed to increase our transparency and accountability to our shareholders and to encourage good communications with our minority shareholders. Among these changes, the shareholders approved amendments to our bylaws which formalize the existence of the Related Parties Transactions Committee. This Committee reviews any material transaction among the Company and any related party or its major shareholders and is comprised of three members, two of whom must be independent directors. On, March 27, 2003, with shareholder approval, our Board of Directors appointed new members of the Related Parties Transactions Committee. We anticipate that we will continue to engage in transactions with affiliates and that our current arrangements and any future renewals of these arrangements with our affiliates will receive a favorable review from the new committee.

     In addition, the terms of our 12% US$275,000,000 Senior Notes restricted our ability to engage in transactions with affiliates. As of April 21, 2004, upon redemption of the Notes, we are no longer subject to these limitations.

     On April 28, 2004, the Board of Directors approved a Related Party Transaction Policy. This Policy establishes restrictions and approvals that must be obtained before engaging in a transaction with any affiliate. The Policy provides for internal and external controls and sanctions in the event the policy is breached.

Loans to Affiliates

     From time to time, we have made loans to our affiliates.

     In 2003, Grupo Elektra granted two loans to Unefon for working capital purposes in the amount of Ps.85 million nominal and Ps.139 million nominal on October 13 and November 7, respectively. The term of these loans was under sixty days, during which the loans accrued interest at a 20% annualized rate in dollar terms on the outstanding balance. Unefon settled these loans in November 2003, and interest earned amounted to Ps.2.8 million, which was included in our comprehensive financing cost.

Loans from Banco Azteca to Affiliates

     Banco Azteca in its ordinary course of business has granted credit to its affiliates (including senior management), but due to Mexican Bank Secrecy Provisions (See Item II, “Information of the Company - (v) Regulation - Regulations Affecting Banco Azteca - Related Party Transactions”), Banco Azteca is not permitted to disclose the identity of its loan recipients. The parties that have received such loans are unable to waive or have otherwise not waived the application of these privacy laws.

TV Azteca Advertising Agreements

     On March 25, 1996 Televisión Azteca entered into a Television Advertising Time Agreement (the “Unsold Airtime Agreement”) with Elektra. Under the Unsold Airtime Agreement, TV Azteca agreed to air not less than 300 commercial spots per week for a period of 10 years, each spot with an average duration of 20 seconds, totaling 5,200 minutes each year, in otherwise unsold airtime. In exchange for such television advertising time, Elektra agreed to pay TV Azteca US$1.5 million each year, payable in advance each year. TV Azteca may not terminate the Unsold Airtime Agreement. However, we may terminate the Unsold Airtime Agreement at any time upon at least 90 days’ notice. Our rights under the Unsold Airtime Agreement may be transferred to third parties. For the years ended December 31, 2002, 2003 and 2004, we recorded advertising expenses of Ps.15.4 million, Ps.18.1 million and Ps.19.5 million, respectively, under this agreement.

     On December 22, 1998, we entered into a five- year Television Advertising Time Agreement with TV Azteca (the “Prime Airtime Agreement”). Under the Prime Airtime Agreement, TV Azteca has agreed to air commercial spots for Elektra at discounted rates based on the gross rating points assigned to the airtime chosen by us for each commercial spot. At least 60% of the commercial spots had to be aired on “stellar” airtime, i.e. from 7:00 p.m. to midnight, and half of this 60% (30%) had to be aired on “prime” airtime, i.e. from 9:00 p.m. to 11:00 p.m. The remaining 40% had to be aired on airtime other than from 7:00 p.m. to midnight. Under the Prime Airtime Agreement, we determined each year how much airtime to purchase from TV Azteca for that particular year. Since 2002 we have not purchased any airtime under this agreement. The Prime Airtime Agreement could not be terminated by Elektra, but could be terminated at any time by TV Azteca upon at least 15 business days’ notice. Our rights under the Prime Airtime Agreement could not be transferred to third parties. This agreement was not renewed upon expiration.

     Since 2000, we have entered into additional advertising agreements with TV Azteca, pursuant to which TV Azteca will air commercial spots for us at rates based on the rating points assigned per program on TV Azteca’s channel 7 and channel 13. Elektra paid approximately Ps.68.1 million, Ps.87.7 million and Ps.159.3 million, to TV Azteca under these agreements for the years 2002, 2003 and 2004, respectively.

     On January 1, 2004, Elektra and Banco Azteca subscribed with TV Azteca an indefinite term agreement, pursuant to which the parties would render several administrative and support services. None of the parties are able to transfer their rights to third parties. Additionally, the parties shall offset their debts under this agreement and in case there is a difference among their debts, they shall pay them in a maximum term of 5 months. During 2004, Elektra and Banco Azteca paid to TV Azteca the total amount of Ps. 122.09 million for these services. Amount that was the difference after the offset.

     On December 2, 2004, we entered into a one-year Television Advertising Time Agreement with TV Azteca (the “2005 Annual Airtime Agreement”). Under this agreement TV Azteca has agreed to air commercial spots for Elektra at discounted rates of the airtime chosen by us for each commercial spot. Our rights under the 2005 Annual Airtime Agreement can not be transferred to third parties. The term of this agreement is from January 1, 2005 to December 31, 2005. The compensation paid to TV Azteca for the above mentioned services, was Ps. 115.0 million, which was paid in advance on December 9, 2004.

     On May 26, 2005, we entered into a one- year Television Advertising Time Agreement with TV Azteca (the “2006 Annual Airtime Agreement”). Under this agreement TV Azteca has agreed to air commercial spots for Elektra at discounted rates of the airtime chosen by us for each commercial spot. Our rights under the 2006 Annual Airtime Agreement can not be transferred to third parties. The term of this agreement is from January 1, 2006 to December 31, 2006. The compensation TV Azteca would receive for the above mentioned services was Ps.120.0 million, but since we paid in advance on June 3, 2005, we received a Ps.15.88 million discount.

Agreements with Grupo Cotsa

     On June 16 and 17, 2004, Grupo Elektra purchased from Grupo COTSA and Azteca Digital (a TV Azteca subsidiary), the remaining capital stock of Compañía Operadora de Teatros, S.A. de C.V. (“COTSA”) in exchange for approximately 1.3% of the capital stock of Grupo COTSA and a cash payment of Ps.28.8 million nominal. Consequently, COTSA is a wholly owned subsidiary of Grupo Elektra.

Unefon Agreements

     In November 2000, we entered into a ten-year service agreement with Unefon, S.A. de C.V., an affiliated provider of wireless telecommunications and other telephony products and services in Mexico.

     Pursuant to our agreement with Unefon, we market and distribute handsets, or mobile phones, which we generally purchase from Unefon and then re-sell in our stores. Unefon currently offers handsets manufactured by Nokia, Motorola, LG, Kyocera, Samsung, Withus and Audiovox. We can purchase models of handsets from third parties that will be activated in Unefon’s system and sell them in our stores, but in order to do so, we must first obtain Unefon’s approval.

     In general, we receive compensation pursuant to this agreement based on the percentage of revenues generated by the sale of handsets and airtime sold in our stores. We receive: (i) a 20% discount on the price of handsets purchased from Unefon, (ii) a 26.5% discount if payment is made within 30 days, (iii) 9% of revenue from all airtime sold at our stores for use on Unefon’s network through virtual or prepaid cards (since June 2003) and (iv) 50% of the profits generated by any service Unefon provides that is collected at our stores, other than telephony-related services or airtime sold in our stores through prepaid or virtual cards and other value-added services bundled together with the sale of such cards.

     Unefon is entitled to defer both airtime and interconnection related amounts due during 2000, 2001 and 2002 until the end of 2004 and all amounts due during 2003 and 2004 until the end of 2005. On each due date, Unefon must pay the principal amount due plus interest calculated at a rate equal to the average annual cost of our indebtedness in pesos or U.S. dollars, depending on the currency of the amount due. As of December 31, 2004, as a result of Unefon’s right to defer payments, Unefon owed us Ps.76.5 million, including commissions and discounts related to sales of airtime, value-added services and handsets in our stores. This amount represented approximately 27.1% of the merchandise sales, airtime, value-added services and handset revenues generated through our stores in 2004.

     On December 31, 2004, Elektra and Unefon amended their ten-year service agreement described above, in order to establish the terms and conditions of the payments Unefon is compelled to deliver to Elektra once the deferrement period ends. Pursuant to this amendment we expect to offset the airtime and interconnection related amounts due during 2005 on a periodical basis against the commissions we pay under this agreement to Unefon.

     On November 1, 2000 Elektra Comercial, The One and Salinas y Rocha (acting as a group) entered into a 10-year agreement with Unefon for the leasing of the space needed to install Unefon’s telecommunications equipment. Pursuant to this contract we receive US $3,000 per space leased.

     On November 1, 2000 we also entered into a 5-year agreement with Unefon for the promotion of handsets and airtime through a consumer credit service called “Crédito Plus.” This agreement provided us with a 16.5% commission for each peso paid on weekly or biweekly payments or for the total amount of the airtime sold in our stores for the use of Unefon’s network through prepaid cards. Since July 2003, this commission changed to 4% of the gross revenues generated for interconnections during the 52 week consumer credit periods.

     On February 1, 2002, we entered into a two-year agreement with Unefon, pursuant to which Unefon provides us with local and long distance telephony services. These services are provided to Elektra’s corporate offices and the Rio Frio warehouse. We cannot transfer our rights under this agreement to third parties. For the years ended December 2002, 2003 and until the second quarter of 2004, we recorded expenses for telephony services of Ps.8.3 million, Ps.11.2 million and Ps. 7.4 million, respectively, under this agreement. This agreement was renewed for a four-month term and then discontinued.

     On December 29, 2004, Elektra and Unefon signed an indefinite term agreement, for the negotiation and acquisition of Unefon’s handsets for further sell to Unefon. The compensation we receive for these services fluctuates between 1% to 3% of the total value of the handsets. If Unefon falls in arrears on its payments, the interest charged is 20% annualized in U.S. Dollars. Also, by purchasing a larger number of handsets, we obtain a better price from the suppliers.

Agreements with Biper (also known as Movil@ccess)

     Elektra’s commercial relationship with Biper (also known as Movil@ccess), a Mexican company that provides wireless e-mail and traditional messaging services, is governed by the agreements described below:

     On March 31, 1996, Elektra and Biper entered into an Agency Agreement pursuant to which Elektra acts as Biper’s agent to promote Biper’s paging and message delivery services, sign-up Biper’s subscribers, and carry out collection services. In exchange, Elektra is entitled to 2.5% of every payment received by Elektra from Biper’s customers, plus an additional 5% whenever Elektra carries out collection services. The Agency Agreement was entered into for an undetermined duration and may be terminated by either party upon at least 30 days notice.

     On March 15, 1997, Elektra and Biper entered into an Exclusive Distribution Agreement. In exchange for an exclusivity commitment by Elektra, Biper makes Elektra its first channel of distribution for new products or services. The Exclusive Distribution Agreement was entered into for a 10-year term.

     We recorded revenues under these agreements of Ps.0.7 million, Ps.0.07 million and Ps. 0.01 million for the years ended December 31, 2002, 2003 and 2004, respectively.

     We also sell certain goods to Biper and Radiocel including electronic devices, computers and communication equipment. Revenues from sales to Biper and Radiocel for the years ended December 31, 2002, 2003 and 2004 amounted to Ps. 2.6 million, Ps. 1.4 million and Ps. 0.65 million, respectively.

     There are other services that Biper and its subsidiaries provides us, such as messaging services to our personnel, telephonical assistance to our clients in order to solve their complaints, doubts, process service orders for certain products we sell on our stores, among others. Closing 2004, we recorded expenses for those services for a total amount of Ps. 17.5 million.

Agreements with Iusacell

     On August 1, 2003, Elektra and Iusacell signed an indefinite term current account contract, for the purposes of streamlining, controlling and recording the transfer of funds between the two companies pursuant to the various commercial arrangements described above. This current account contract provided for the opening of reciprocal Ps.80 million current accounts. To guarantee its obligations,

Iusacell delivered a US$7.0 million promissory note payable to Elektra on October 30, 2003. To date we have not received this payment. See Item II. Information on the Company - (xi) Legal Proceedings”. On August 2, 2003, EDM and Iusacell signed a sales commission contract for a ten-year term, whereby Iusacell designated Elektra as commission agent to promote and commercialize Iusacell services and sell Iusacell products at its chain of stores throughout Mexico. Elektra is to use the Iusacell’s trademarks solely and exclusively to promote, commercialize and sell Iusacell services. Iusacell pays to Elektra a commission on the sale of Iusacell products. Revenues from these services for the years ended December 31, 2003 and 2004 amounted to Ps. 45.3 million y Ps.136.8 million, respectively.

     On August 5, 2003, Elektra, Salinas y Rocha (“SyR”) and Iusacell, signed an agreement, whereby Elektra and SyR are to provide Iusacell with space at their stores to set up points of sale and promotion of Iusacell’s telephone services, as well as promotional advertising. For the aforementioned services, Elektra and SyR are to receive US$2.5 million nominal, to be covered in four equal payments that were originally payable on October 30, 2003, November 28, 2003, December 31, 2003 and April 30, 2004. The term of this agreement is from August 5, 2003 to August 4, 2004. The payments were maid on time. This agreement was renewed until December 31, 2005 and for the extension of the term EDM and SyR will receive US$4.20 million in four payments. The first payment was made on December 31, 2004 for US$1.3 million.

     On August 5, 2003, Elektra del Milenio (“EDM”), SyR and Iusacell signed an agreement, whereby EDM and SyR are to provide support for the promotion, through advertising campaigns, of the services offered by Iusacell at their stores. For these services, EDM and SyR received US$5 million nominal, paid in four equal payments on October 30, 2003, November 28, 2003, December 31, 2003, and April 30, 2004. The term of this agreement is from August 5, 2003 to December 31, 2004. The payments were maid on time. This agreement was renewed until December 31, 2005 and for the extension of the term EDM and SyR will receive US$2.55 million in four payments. The first payment was made on December 31, 2004 for US$1.3 million.

     On October 1, 2003, Elektra and Iusacell signed a master agreement for an indefinite term, whereby Iusacell grants Elektra the right to operate and manage its “Immediate Solution Centers” (CSI), consisting of a chain of 103 stores through which Iusacell formerly sold its cellular phone services throughout Mexico. At these stores, Elektra will offer to the public, aside from Iusacell products and services, a number of its own and third-party products.

     Elektra’s management of Iusacell’s CSIs started as a pilot program of a new store format under the Elektricity brand which planed to focus on the A, B, and C+ (or high-income) demographic groups of the population. However, as a result of the positive response our customers showed for this type of format, Elektricity stores are no longer viewed as a pilot test, closing 2004 with a total of 34 stores. Elektricity caters to higher-income demographic groups of the population, specializing in state of the art technological products and advanced mobile communication products and services. During 2004, the Company efficiently leveraged the selling floor of the converted stores, and managed to attract other types of customers, different than those typically targeted by our traditional store formats.

     We derived income and incurred expenses under this master agreement of Ps.162.4 million and Ps.73.1 million during 2004, respectively.

     In 2004, sales of equipment and other electronic appliances by the Company to Iusacell amounted to Ps.597.9 million.

     On July 1, 2004, Elektra and Iusacell signed an indefinite term agreement pursuant to which Iusacell provides us with local and long distance telephony services. These services are provided to Elektra’s corporate offices and the Rio Frio warehouse. We cannot transfer our rights under this agreement to third parties. During 2004, we recorded expenses for telephony services of Ps. 10.3 million under this agreement.

     On October 1, 2004, COTSA and Iusacell signed an indefinite time agreement pursuant to which COTSA will subscribe several bid and performance bonds as joint and several obligors of Iusacell and its subsidiaries. For these services, COTSA will receive the 3% of the total amount of the bonds subscribed.

     On December 29, 2004, Elektra and Iusacell signed an indefinite term agreement, for the negotiation and acquisition of Iusacell’s handsets for further sell to Iusacell. The compensation we receive for these services fluctuates between the 1% to 3% of the total value of the handsets. If Iusacell delays on its payments the default interest is 20% annualized in U.S. Dollars. Also, by purchasing a bigger amount of handsets, we obtain a better price from the suppliers. As May 31, 2005, Iusacell paid us for these services Ps. 6.5 million.

Agreements with Todito.com (“Todito”)

     On May 9, 2000, we entered into an agreement with Todito for a term of five years, pursuant to which Elektra, Salinas y Rocha and The One rented space in their stores to Todito, through which Todito may install Internet kiosks and may offer its services through its www.todito.com Internet portal. As part of this agreement, we were granted options to acquire 3% of Todito’s capital stock, but we decided not to exercise these options. In addition, our stores may provide Todito with space on all their web pages (www.elektra.com.mx, www.salinasyrocha.com.mx) to place a fixed icon with the Todito logo, and, in return, Todito provides the stores with space on its website to place a fixed icon, which works as a link to the stores’ web pages. The stores also grant the right to Todito to sell, on an exclusive basis, its banner and button inventory appearing on their web pages.

     Customers may make payments for sales completed through the Todito Internet portal at our stores, which will be paid a commission upon receipt of payments. The stores are required to deposit the amounts collected in a Todito account within three days following the collection.

     For the years ended December 31, 2002, 2003 and 2004, we generated revenues of Ps.2.3 million, Ps.4.1 million and Ps.3.1 million, respectively, from this agreement.

     This agreement was not renewed but the services continue to be rendered through a joint venture between Todito and us. This joint venture has duration of 99 years and each party will receive at the end of every fiscal year 50% of the gains obtained after deducting taxes and expenses. None of the parties are able to transfer its rights under this agreement to third parties.

Agreements with Banco Azteca

     Banco Azteca has entered into the following transactions with its affiliates (other than Elektra or its wholly-owned subsidiaries):

     A one-year contract, dated October 31, 2002, between Teleactivos (a subsidiary of Biper) and the Bank, for call center services and data transmission provided by Teleactivos in the amount of Ps.3,588,169.00 nominal. This agreement was first renewed for the same period and after that it was renewed for an indefinite time period. For the first term of this agreement the Bank paid Teleactivos a total sum of Ps.3,588,169.00 nominal.

     Banco Azteca and Red Azteca Internacional, S.A. de C.V. (a subsidiary of TV Azteca) entered into four Television Advertising Agreements in 2003 and 2004, for the promotion of the Bank’s products and services on Channels 13 and 7, for a total amount of Ps.4,530,308.00 nominal.

     Banco Azteca has also entered into five securitization programs with Banco Invex, S.A. as trustee, and the Bank as the holder of all the Preferred Trustee Certificates issued by the Trust. As Elektrafin Comercial (“EKT COM”, currently Elektra del Milenio) ceased to generate new credit accounts to support any longer the original revolving securitization programs, it prepaid all of these programs in February and March 2003. At that time the Bank bought new non-revolving 48-week certificates in the amount of Ps.1,696 million nominal. In this transaction, the Bank acquired the right to receive certain monthly payments as the holder of all the Preferred Certificates, while the Company acquired the right to receive all collections that exceed the payments to which the Bank was entitled. Elektra prepaid these certificates on October 10, 2003.

c) Management and Shareholders
Directors

     Our Board of Directors is comprised of nine members and their alternates who are elected for one-year terms at our Annual Ordinary Meeting of Shareholders. Four of the Directors appointed are independent Directors who are not employed by or affiliated with our controlling shareholders. The following table lists our current Directors, their position, their principal occupation and the year of their appointment to the Board. On March 27, 2003, our shareholders elected new Directors to the Board, which since that date is comprised of the persons listed below.

		Director
Name	Principal Occupation	Since	Age

Ricardo B. Salinas Pliego(1)	Chairman of the Board of Grupo Elektra	1993	49
Hugo Salinas Price(2)	Honorary President of Grupo Elektra	1993	72
Pedro Padilla Longoria	Chief Executive Officer of TV Azteca	1993	38
Guillermo Salinas Pliego(1)	President of Dataflux, S.A. de C.V.	1993	44
Roberto Servitje Achutegui	Chairman of Grupo Altex, S.C	2000	50
Manuel Rodríguez de Castro	Member of the Board of SJTrust	2003	39
Jorge R. Bellot Castro	President and Chairman of the Board of Grupo Cardinal	2003	48
Gonzalo Brockmann García	President of Best Western Hotels Mexico, Central America and Ecuador	2003	49
Luis J. Echarte Fernández	President and Chief Executive Officer of Azteca America Network	2003	60

(1)	Son of Hugo Salinas Price.
(2)	Father of Ricardo B. Salinas Pliego and Guillermo Salinas Pliego.

     Statutory Auditor

     In addition to the Board of Directors, our bylaws provide for a statutory auditor elected at the ordinary general shareholders’ meeting and, if determined at such meeting, an alternate statutory auditor. Under Mexican law, the duties of statutory auditors include, among other things, the examination of the operations, books, records and any other documents of a company and the presentation of a report of such examination at the annual ordinary general shareholders’ meeting. The statutory auditor is required to attend all of our Board of Directors and shareholder meetings.

     Until December 22, 2004, our statutory auditor was Mr. Francisco Javier Soní Ocampo, a partner at PricewaterhouseCoopers, who held the position since 1993. Currently, our statutory auditor is Mr. Carlos Garza y Rodríguez, a partner at Castillo Miranda y Compañía, S. C. This substitution was authorized by the Board of Directors on the meeting dated October 20, 2004 and by our shareholders on an Extraordinary Meeting on December 22, 2004.

     Corporate Governance

     Following the implementation of our share restructuring, which was approved by our shareholders on June 25, 2002, our shareholders also approved important amendments to our bylaws related to the conversion of our old Series A, B and L Shares into a single series of Common Shares, with unrestricted voting rights. These changes did not modify those provisions of our bylaws related to corporate governance, preserving transparency and accountability to our shareholders, and those provisions that required clear and prompt communications with our minority shareholders.

     Under the amended bylaws, five members of the Board of Directors may be nominated by, and affiliated with, the Controlling Shareholders or with our management. Four members of the Board are required to be independent, with no affiliation with the Controlling Shareholders or management. Since March 27, 2003 our independent Directors have been and are currently Gonzalo Brockmann García, Manuel Rodriguez de Castro, Roberto Servitje Achutegui and Jorge R. Bellot Castro. Additionally, our Related Directors are Pedro Padilla Longoria, Guillermo Salinas Pliego and Luis J. Echarte Fernández and Stockholders Directors (Consejeros Patrimoniales) are son Ricardo B. Salinas Pliego and Hugo Salinas Price, and our.

•	The Investments Committee reviews any material investments we make outside the ordinary course of business or not included in the annual budget and, with regard to such investments, evaluates opportunities and business risks. The members of the Investments Committee are Jorge R. Bellot Castro, Manuel Rodriguez de Castro and Guillermo Salinas Pliego.

•	The Audit Committee reviews our financial reporting procedures and internal financial control systems, as well as the activities and independence of independent auditors and the activities of internal audit staff. Audit Committee meetings are attended by our external auditors and our Statutory Auditor. On April 28, 2004, our board elected Jorge R. Bellot Castro as a new member of the Audit Committee, replacing Luis J. Echarte Fernández. The Audit Committee is since that date comprised of three independent directors: Gonzalo Brockmann García, Manuel Rodriguez de Castro and Jorge R. Bellot Castro.

Currently we do not have an audit committee financial expert serving on our Audit Committee, but we are presently looking for a person who qualifies as an audit committee financial expert to serve as a member of the Audit Committee.

•	The Management Compensation Committee reviews and makes recommendations to the Board of Directors with regard to the compensation, including incentives and bonuses, of senior executive officers of our company. The members of the Compensation Committee are: Gonzalo Brockmann García, Roberto Servitje Achutegui and Guillermo Salinas Pliego.

•	The Related Party Transactions Committee reviews any material transactions with a related party of our company or our Controlling Shareholders. The members of the Related Party Transactions Committee are: Gonzalo Brockmann García, Manuel Rodriguez de Castro and Jorge R. Bellot Castro.

Executive Officers

     The following table lists each of our senior executive officers, his position, years of service as an executive officer (with us or our predecessor entities), and age, as of December 31, 2004. Our executive officers serve until they resign or are dismissed by the Board:

		Years as
		Executive
Name	Position	Officer	Age

Javier Sarro Cortina	Chief Executive Officer and Chief Operating Officer	10	44
Carlos Septién Michel	Chief Executive Officer of Banco Azteca	3	52
Rodrigo Pliego Abraham	Chief Financial Officer	3	39
Manuel González Palomo	Vice President Information Technology	5	47
Luis Niño de Rivera Lajous	Vice President of Banco Azteca’s Board of Directors	2	58
Mario Gordillo Rincón	General Director of Financial Services, Banco Azteca	11	38
Rafael Tavarez Crúz	General Director of Operations	8	48

		Years as
		Executive
Name	Position	Officer	Age

Rafael G. Martínez de Ita	General Counsel and Secretary of the Board of Grupo Elektra (not a member of the Board)	2	32
Ricardo B. Salinas Pliego	Executive President	22	49

Director and Officer Biographies

The following provides biographical information about the directors of the Company.

     Ricardo B. Salinas Pliego has served as our Executive President since 1989 and as Chairman of our Board of Directors since 1993. Mr. Salinas is one of our controlling shareholders and has also served as a member of the Board of Directors of Unefon since 2000 and Chairman of the Board of TV Azteca since 1993. Prior to joining us in 1981, he worked at Arthur Andersen and The Brinkman Company. Mr. Salinas studied public accounting at the Instituto Tecnológico y de Estudios Superiores in Monterrey

(“ITESM”) and graduated with Honors in 1977. He went on to receive his Masters in Finance from the University of Tulane in 1979. Mr. Salinas also serves on the board of directors of numerous Mexican companies including Dataflux, Biper, Cosmofrecuencias and Todito. Recently, Mr. Salinas Pliego became the first foreigner to be recognized by the University of Tulane as a Distinguished Alumni.

     Hugo Salinas Price has served as our Honorary President since 1993. From 1952 to 1987, Mr. Salinas served as a director of our company. In 1997, he founded the Asociación Cívica Mexicana Pro-Plata A.C., for which he currently serves as president. Mr. Salinas holds degrees from Wharton and ITESM and a degree in Law from the Universidad Nacional Autónoma de México (“UNAM”).

     Pedro Padilla Longoria has served as a Director since 1993 and served as our Chief Executive Officer from 1993 until 2000. Mr. Padilla also serves on the board of directors of Biper, Unefon, and Cosmofrecuencias. Mr. Padilla has extensive experience in cross border financial and commercial transactions. Mr. Padilla holds a degree in Law from UNAM.

     Guillermo Salinas Pliego has served as a Director since 1993. He also serves on the board of directors of TV Azteca and is Chairman of the Board of Dataflux. Mr. Salinas founded Dataflux while studying at ITESM and is currently the primary shareholder of the company. He studied at the Colegio Británico de la Ciudad de México and at St. Andrew’s College in Canada. Mr. Salinas holds a CPA degree from ITESM.

     Roberto Servitje Achutegui has served as a Director since 2000. From 1993 until 2000, he served as an external advisor to our board of directors. He is the Chairman of Grupo Altec S.C. Formerly he was Executive Vice President and Director of Grupo Industrial Bimbo, Mexico’s leading producer and distributor of bakery goods, where he worked for over 28 years. Mr. Servitje graduated from the Universidad Iberoamericana and holds an MBA from the J. L. Kellogg Graduate School of Business at Northwestern University.

     Manuel Rodríguez de Castro has served as a Director since March 2003. He is a member of the board of SJTrust, an investment bank dedicated to cross-border business between North American and European companies, with offices in general Central and South American countries, as well as Mexico and the United States. He is also a member of the board of Grupo Oda, an American distributor of telecommunication systems and wireless communications. Mr. Rodriguez has a Master in Business Administration from the Instituto de Empresa de Madrid, and an academic degree from CEMFI - Banco de España en Mercados Financieros. He is also an expert in Mergers and Acquisitions from IE and of Harvard Law School.

     Jorge R. Bellot Castro has served as a Director since March 2003. He is President and Chairman of the Board of Grupo Cardinal, a leading insurance broker headquartered in Mexico City. Prior to that Mr. Bellot was Delegate Director of Oriente de México, an insurance company in Mexico. He graduated from the Universidad del Valle de México and holds a MBA from the Instituto Panamericano de Alta Dirección de Empresas (“IPADE”).

     Gonzalo Brockmann García has served as a Director since March 2003. He is President of Best Western Hotels in Mexico, Central America and Ecuador. Formerly, he was President of Hostels of America. Mr. Brockmann graduated from the Universidad Anáhuac and holds a MBA from the University of Texas and an Owner/President Management (OPM) Program degree from the University of Harvard.

     Luis J. Echarte Fernández has served as a Director since March 2003. He is President and Chief Executive Officer of Azteca America Network. He was previously Chief Financial Officer of TV Azteca and Grupo Elektra. Mr. Echarte holds undergraduate degrees from Memphis State University and the University of Florida and has completed the Executive Management Program at Stanford University.

The following provides biographical information about the Executive Officers of the Company.

     Javier Sarro Cortina has served as our Chief Executive Officer since January 2001 and in September 2000, he was appointed as the Chief Operating Officer for the Company. He originally joined Grupo Elektra in 1995 as Vice President for Financial Services. In addition, he served as the first CEO of Unefon. Mr. Sarro began his career in the financial services industry. He has a MBA from the IPADE and completed undergraduate law studies at the Universidad Iberoamericana.

     Carlos Septién Michel has served as the Chief Executive Officer of Banco Azteca since April 2002. Previously, he served as the Adjunct General Director of Banorte. Prior to that, he held positions as Chief Executive Officer of BanCrecer, and Chief Executive Officer of Banco IXE. He has 24 years of banking experience, out of which the first twelve he spent at Banamex in various positions. Mr. Septién holds an MBA from Purdue University.

     Rodrigo Pliego Abraham has served as our Chief Financial Officer since August 2002. Previously, he was the Chief Financial Officer of TV Azteca, a position he held since July 2001. Prior to serving as Chief Financial Officer in TV Azteca, he served as the Administration Director of the Company from May 1994 through July 2001. He received an undergraduate degree in Electrical and Mechanical Engineering from the UNAM.

     Manuel Gonzalez Palomo has served as Vice President of Systems since 2000. Since joining Grupo Elektra in 1990, he held the positions of Director of Finance, Director of Human Resources and General Director of Systems. Mr. Gonzalez holds a bachelor’s degree in accounting, a MBA and a Masters in Operations Research, all from the ITESM.

     Luis Niño de Rivera Lajous has served as Vice President of Banco Azteca’s Board of Directors since June 2002. He is also a member of the Board of Directors of The Mexico Private Equity Fund, the Club de Banqueros de México and the International Committee of Indiana University Foundation. He served as CEO of several companies, such as Dresdner Bank México, Citibank (Panamá), Arrendadora Financiera Mexicana and Factoring Corporativo. Mr. Niño de Rivera holds a degree in Management from Indiana University and a Master’s Degree in International Business and Politics from New York University.

     Mario Gordillo Rincón has served as General Director of Financial Services of Grupo Elektra since 2001, and as General Director of Financial Services of Banco Azteca since 2002. Since joining Grupo Elektra in 1993 from Coca Cola México, he has held several positions as Line Manager, Director of Financial Services, Director of Distribution, Director of the clothing operations, and General Director of Commercial Development. Mr. Gordillo holds a degree in Industrial Engineering and Systems from the ITESM and a MBA from the IPADE and another in Finance from the ITESM.

     Mr. Rafael Tavarez Cruz has served as the General Director of Operations of Grupo Elektra since July, 2003. He served as the CEO of his own retail company for five years in Sonora and Sinaloa. With 22 years of experience in the retail business, he joined Grupo Elektra in March 1995 as National Sales Director. He has held several strategic positions in the Company, including Commercial Director of New Businesses, Biper, Divisional Director of Operations and Director of Formats. Mr. Tavarez holds a bachelor’s degree in accounting from the Instituto Tecnológico de Sonora, with a Masters Degree from the Instituto Panamericano de Alta Dirección de Empresas (IPADE).

     Rafael G. Martínez de Ita has served as the General Counsel since March 2004 and was recently appointed as a non-member Secretary of our Board of Directors. He joined Grupo Elektra in 2000 as a General Corporate Lawyer. Mr. Martínez has an undergraduate law degree from the Escuela Libre de Derecho de Puebla.

Compensation of Directors and Officers

     For the year ended December 31, 2004, the aggregate compensation paid to our Executive Officers including our Executive President (an average of 133 persons in senior and middle-level management) for services in all capacities was approximately Ps.260.0 million (approximately US$23.3 million). During the same period, our company paid to the members of the Board of Directors a total amount of approximately Ps.4.0 million (approximately US$0.36 millions).

     In 1994, we established a non-contributory pension plan for our employees, including our officers. During 2002, 2003 and 2004, the charges to income related to such pension plan and seniority premiums were approximately Ps. 12.2 million, Ps. 17.4 million and Ps. 18.6 million, respectively. As of December 31, 2004, the liabilities related to seniority premiums and such pension plan were Ps. 90.8 million as compared to Ps. 63.0 million at the end of 2003.

Stock Option Plan

     On February 28, 1994, our Board of Directors approved a stock option plan (the “Stock Option Plan”) through which store managers and all personnel senior to store managers employed prior to January 1, 1994 were granted options to purchase common shares at a price of Ps.12.50 per common share. The Stock Option Plan also allowed employees whose employment date occurred during 1994 or 1995 to receive options beginning in 1996 and 1997, respectively, at an exercise price of Ps.16.25 (1994 employees) or Ps.20.00 (1995 employees) per common share. Nevertheless, the trust Technical Committee may establish different exercise prices and may grant stock options to other employees. The Stock Option Plan authorizes the sale of up to 14.8 million common shares (after giving effect to the fifteen-to-one reverse split of our stock authorized on June 25, 2002). Options granted under the Stock Option Plan are exercisable proportionately over each year in the five-year period after the date on which they were granted as long as the rate of increase in our net profits over the previous year is more than 25%. If we fail to meet this performance target in any given year, the options that would have been exercisable in such year are eligible to be exercised in the following year and the five-year term of the options is extended one year.

     On November 13, 2004 the Mexican Federal Congress approved the 2005 tax bill. The Income Tax Law states that starting 2005 income received by employees from exercising stock option rights, regardless of the value at which they were acquired, provided by the employer or a related party, will be deemed to qualify as salary income in the year of exercise. The taxable base is the difference between the market value of the shares and the price paid when granting the option.

     As a consequence of the above mentioned treatment, the benefit granted to our employees through the Stock Option Plan since January 1, 2005, was reduced, and in order to decrease the negative effects on our employees of this new imposition, and to (a) help our employees to exercise their stock options and (b) to promote that our employees who are beneficiaries of the Stock Option Plan continue being partners of the Company; during December 2004, the trust Technical Committee approved in several meetings the following: (i) To reduce the exercise price by subtracting the amount paid by the Company as dividends in a pro-rata basis since the day that the options were granted until the date of exercise. The reviewed price was offered to all the employees who decided to buy their options on or before December 31, 2004. As a consequence, the reviewed prices of the options (for that period) were the following:

Employment Date	Initial Price per	Reviewed Price per
	common share	common share

Before January 1, 1994	Ps.12.50	Ps.7.26
During 1994	Ps.16.25	Ps.11.01
During 1995	Ps.20.00	Ps.14.76

     (ii) To grant to all our employees who are beneficiaries of the Stock Option Plan the benefit to exercise their option by paying on or before December 31, 2005, at least the 20% of the total value of the options exercised and to pay the rest, meaning the remaintful 80% of the total value of the options in a maximum term of 5 years. Until the date the employees pay the total value of the options exercised, the underlying shares will continue under deposit of the Stock Option Plan; (iii) The reallocation of the Stock Option Plan’s shares of individuals who are no longer employed by the Company and that in the exercise term (meaning after 180 days after their separation from the Company) did not exercise their options, and the new allocation of options that had not been assigned to specific individuals, and (iv) the cancellation of 456,718 shares of the Stock Option Plan, that had not been exercised during the exercise price.

     As a result, 4,668,309 common shares were exercised under the right described on the previous paragraphs.

     In summary, on February 28, 1994, the Company granted options to purchase 14,829,337 common shares at prices of Ps 12.50, Ps 16.25 or Ps 20.00 per common share (depending on the employment date) to 458 executives and key employees, out of which 456,718 common shares were canceled on December 2004, remaining 14,372,619 common shares under the Stock Option Plan. From these 14,372,619 underlying shares, as of December 31, 2004, 14,328,278 common shares had been exercised and 44,341 common shares are pending to exercise. See Note 12 of our Financial Statements.

Banco Azteca’s Directors, Senior Management and Employees

     Board of Directors

     The Board of Directors of Banco Azteca is comprised of 9 Directors, 4 of whom are independent Directors, in compliance of the provisions of Article 21 of the Credit Institutions Law (Ley de Instituciones de Crédito, or “LIC”) that require a minimum of 5 and a maximum of 15 Directors, provided at least 25% of them are independent Directors.

     The Board of Directors meets on a quarterly basis to deliberate and resolve issues related to business strategies, budgets, results, analysis and risk management, and it is informed and decides on matters related to internal controls, among other activities.

     Also, in order to fulfill its duties and the regulatory provisions, the Board of Directors of Banco Azteca has, among others, the following committees:

     Audit Committee: The purpose of the Audit Committee is to supervise in collaboration with the Chief Executive Officer’s of the Bank, the attainment of the financial objectives, goals and programs and to make sure that the report and information systems accurately reflect the financial results, in order to provide a suitable support to the corresponding decision making.

     Regulatory and Better Practices Committee: The purpose of the Regulatory and Better Practices Committee is to assist the Board of Directors in all the activities which tend to assure that the Bank complies with the set of rules issued by the financial authorities, that the internal policies and procedures are honored, and in general, that the conduct and better practices standards are observed; particularly in connection with the prevention of money laundering activities.

     Investments Committee: The purpose of this Committee is to provide strategic support to the office of the Bank’s Chief Executive Officer and to the areas under its supervision, as the case may be, in the evaluation of investments required for the attainment of the Bank’s objectives, goals and programs that lead to the strengthening and achievement of the business plan.

     Credit Policies Committee: The purpose of the Credit Policies Committee is to cooperate in a strategic manner with the Board of Directors in the analysis, evaluation, authorization and rating of the credits, for the compliance of the Bank’s objectives, goals and programs.

     Risks Committee: The main purpose of the Risks Committee is to develop and supervise the policies, proceedings and methodologies for identifying and managing the various financial and operational risks to which the bank is exposed to in its day-to-day operation. The Committee creates, monitors and supervises the limits established and grants approvals in case of diversions to the same.

Other Committees not pertaining to the Board of Directors

      Assets and Liabilities Committee: This Committee is not a part of the Board of Directors; reporting directly to the Chief Executive Officer’s office. Its main purpose is to monitor, analyze, manage and control the risk exposure, following the guidelines set forth by the Board of Directors of Banco Azteca. The committee is also in charge of monitoring the Bank’s liquidity, by designing strategies to manage the interest rate risk of the active and passive parts of the Bank, overseeing the operative limits and managing the Bank’s treasury, compliance with the set of rules and strategies established by the Committee. The main purpose of the Bank’s treasury is to supervise that the rules and strategies set forth by this committee are complied with.

Unefon-Nortel-Codisco Transaction

      The following information is based on publicly available information. Grupo Elektra is not a party to any of the agreements referred to below, and is not involved in any of the investigations or proceedings described below.

     In the second semester of 2002, our affiliate Unefon became engaged in a legal dispute with Nortel its principal infrastructure and technology provider regarding a certain financing agreement between the two parties. This dispute arose when Unefon alleged Nortel’s breach of its obligations under the finance agreement and a related procurement agreement and letter agreement. As a result, in August 2002, Unefon withheld a US$6 million interest payment due to Nortel and claimed to be relieved from its payment obligations under the finance agreement due to Nortel’s breach.

     In August 2002, Nortel sent Unefon a notice alleging that the latter was in default under the finance agreement due to its non-payment of the interest payment due that month. Nortel also alleged that TV Azteca’s proposed spin-off of its 46.5% stake in Unefon would be deemed to be a change in control under the terms of the finance agreement, which would also constitute a default there under unless Nortel consented to such action. Based on Unefon’s non-payment of the August 2002 interest payment, Nortel notified Unefon in September 2002 that it was exercising its right to terminate in advance the finance agreement and the procurement agreement and therefore, was accelerating all amounts owed by Unefon under such agreements.

     In September 2002, Unefon filed a lawsuit against Nortel in the Supreme Court of the State of New York seeking damages and lost profits in the amount of US$900 million. Nortel filed an answer and counterclaim on September 2002 wherein Nortel asserted, among other things, that it had not breached the finance agreement and the related letter agreement and that the remedies sought by Unefon were not available to it under the finance agreement, the procurement agreement or applicable law. Nortel’s counterclaim was based on Unefon’s non-payment of the August 2002 interest payment and Nortel sought acceleration and immediate payment of all amounts allegedly due to Nortel under the finance agreement. The parties filed additional claims and counterclaims before the Supreme Court of the State of New York and the American Arbitration Association in New York City, in addition to, among other actions brought in Mexico, a petition by Nortel to a Mexican court to declare the bankruptcy (concurso mercantil) of Unefon.

     Due to the litigation between Unefon and Nortel, in September 2002 TV Azteca’s Board of Directors resolved to postpone temporarily the distribution of certain Unefon shares to TV Azteca’s shareholders, a distribution previously approved by TV Azteca’s Board of Directors, until the dispute was resolved. Simultaneously, TV Azteca suspended temporarily the course of its financial support program previously granted to Unefon.

     In February 2003, the Board of Directors of TV Azteca approved a six-year plan for cash utilization, consisting of cash distributions to the shareholders for more than US$500 million and a gradual reduction of approximately US$250 million of TV Azteca’s debt during a six year period. Among the fundamental guidelines for the implementation of such plan, TV Azteca estimated that Unefon would no longer require additional funding from TV Azteca. On February 2003, PriceWaterhouseCoopers, auditor of Unefon’s financial statements, indicated in its audit report of Unefon’s 2002 financial statements that Unefon’s litigation with Nortel generated substantial doubts as to the possibility of Unefon continuing as a going concern.

     On June 16, 2003, Unefon reached a settlement with Nortel pursuant to which Unefon and Nortel released each other from all obligations arising out of these agreements, and terminated all legal actions and proceedings of any kind between the parties or involving the parties and their counsel in the United States and Mexico. Unefon and Nortel also terminated the existing procurement agreement and entered into a new procurement agreement dated June 16, 2003. In connection with the payment made to Nortel, Unefon paid to Nortel a total cash amount of US$43 million, of which US$18.1 million was applied to accounts receivable due and US$24.9 was applied to reduce the total amount of debt owed by Unefon to Nortel, leaving an outstanding balance of US$325 million as of the settlement date.

     Codisco Investments LLC (“Codisco”), a company in which Ricardo B. Salinas Pliego, a majority shareholder and chairman of the Board of Directors of the TV Azteca (and one of our Controlling Shareholders and our Board Chairman and Executive President), and Moises Saba Masri,

owner of 46.5% of Unefon’s capital stock, each owned a 50% indirect beneficial interest, purchased debt owed by Unefon to Nortel. As of June 16, 2003, the face value of the debt was the amount of US$325 million. The acquisition price for such debt was US$107 million. On June 16, 2003, Nortel and Codisco entered into an assignment and assumption agreement, pursuant to which Codisco replaced Nortel as lender under the financing agreement, and the rights arising from a mortgage over all present and future assets of Unefon and certain stock pledges on stock issued by Unefon’s subsidiaries granted in favor of Nortel were assigned to Codisco. The parties also entered into a restructuring agreement, also dated June 16, 2003, in which they stipulated that the Unefon debt to Nortel could not be sold by Codisco to a party unrelated to Unefon without Nortel’s express consent.

     As a result of the settlement between Unefon and Nortel and the acquisition by Codisco of Unefon’s debt to Nortel, the following events occurred: (a) Unefon eliminated from its financial statements the legal contingencies arising from the litigation for acceleration and termination of the finance agreement and the alleged breach of the procurement agreement, as well as a bankruptcy (concurso mercantil) lawsuit initiated by Nortel against Unefon; (b) as of such date, the facts that caused PriceWaterhouseCoopers, Unefon’s auditors, to have qualified Unefon’s financial statements with a doubt as to the possibility to continue operating as a going concern, ceased to exist; (c) the payment made by Unefon to Nortel to reduce its debt was made in similar conditions to the payment made by Codisco to Nortel for the acquisition of the debt; (d) Unefon and Codisco agreed to restructure the finance agreement over a 10-year term, without amortization of principal during the entire term of the agreement at an annual interest rate of 12.9%; under such new arrangement, Unefon would pay the principal amount of such debt in 2013; (e) Unefon was able to reinitiate its business plan and obtain the financial viability which it did not have prior to such restructuring, thereby allowing Unefon to become financially independent from TV Azteca; and (f) Unefon and Nortel executed a new procurement agreement with favorable terms for Unefon.

     As a result of such transactions, the termination of the litigation, and the elimination of the possibility that Nortel could claim a change of control in Unefon due to TV Azteca’s distribution to its shareholders of the shares owned by TV Azteca in Unefon, in December 2003 TV Azteca was able to continue the distribution process through the spin-off of its capital stock ownership in Unefon.

     In September 2003, and having the prior approval from its Board of Directors, Unefon executed a long term services agreement to provide spare capacity of 8.4 MHZ, out of the 30 Mhz. licensed to Unefon by the Ministry of Communication and Transport (Secretaria de Comuniaciones y Transportes), to Telcel, S.A. de C.V., an unrelated third party, and received a total consideration of approximately US$268 million in September and October of 2003, which was equivalent to the total present value of any amounts due during the term of such agreement. Unefon used such funds, as well as resources from operations and short term loans, to pay the debt to Codisco in advance and without any penalty, at a face value of US$325 million and, as a result, the mortgaged assets and the Unefon stock pledged to secure the debt were released. Consequently, Unefon substantially reduced its liabilities and released its collateralized assets.

     The services agreement pursuant to which Unefon received the above mentioned US$268 million and Unefon’s payment to Codisco of US$325 million are transactions independent from the June 16, 2003 Unefon-Nortel-Codisco transaction.

     Internal Investigation.

     In the second half of 2003, a dispute arose between TV Azteca’s former U.S. legal counsel and its management with regard to TV Azteca’s public disclosures regarding the Unefon-Nortel-Codisco transactions. On December 12, 2003, TV Azteca’s former U.S. legal counsel sent a letter to TV Azteca’s Board of Directors notifying the board that it was withdrawing from representation of TV Azteca. That letter alleged potential violations by TV Azteca and its management of U.S. securities laws and regulations in connection with the disclosures relating to the Unefon-Nortel-Codisco transactions. In response, a special committee composed of independent directors of TV Azteca was formed to review the issues presented by that letter. At the request of the special committee, in January 2004, TV Azteca engaged an independent U.S. legal counsel selected by the special committee to assist in its investigation. The independent counsel delivered a final report to TV Azteca’s Board of Directors that was critical with respect to the actions of Ricardo Salinas Pliego, Pedro Padilla Longoria (a member of our Board of Directors), Luis Echarte (a member of our Board of Directors) and the general counsel and legal director of TV Azteca with respect to these disclosure issues, particularly as of October 2003.

     In January 2004, TV Azteca issued a press release containing disclosures made by Unefon to the public stating that on June 16, 2003, Codisco, an entity wherein Ricardo Salinas and Moises Saba each indirectly held an indirect 50% equity interest, purchased for US$107 million Unefon’s debt with Nortel, the face value of which as of such date was the amount of US$325 million; likewise, that in a subsequent and independent transaction, in September 2003, Unefon entered into a services agreement to provide capacity with an unrelated entity, by virtue of which it received US$268 million, which amount was used to service the Codisco debt together with other funds from operations and short term loans.

     SEC Investigation and Enforcement Proceeding.

     On January 4, 2005, the United States Securities and Exchange Commission (the “SEC” or the “Commission”) filed civil fraud charges against TV Azteca (whose American depository receipts trade on the NYSE), Azteca Holdings, S.A. de C.V., an affiliate of TV Azteca, and Mr. Salinas, Mr. Padilla and Mr. Echarte. The SEC alleges in its complaint that the defendants engaged in a scheme to conceal Salinas’ role in a series of transactions through which he profited by $109 million. The SEC’s complaint also alleges that Salinas and Padilla sold TV Azteca’s stock while such transactions remained undisclosed to the market place. The SEC released a detailed press release regarding these charges that can be found at the SEC’s website (http://www.sec.gov/news/press/2005-1.htm).

     In its action, the SEC is seeking injunctions from future securities law violations, civil monetary penalties, and disgorgement of Salinas’ and Padilla’s alleged gains plus prejudgment interest. The SEC also is seeking court-orders barring Salinas and Padilla from serving as officers or directors of any publicly-held company with securities trading in the United States.

     According to the SEC’s complaint, Salinas and others allegedly caused Azteca Holdings or TV Azteca to file periodic reports that did not disclose Salinas’ alleged involvement in the transactions between Unefon and Codisco.

     The SEC further alleges that, in communications with TV Azteca’s independent directors, Salinas, Padilla and Echarte intentionally withheld information from, and lied to, TV Azteca’s directors about Salinas’ connection to the underlying transactions and his $109 million profit.

     The SEC alleges in its complaint that the defendants violated or aided and abetted violations of the antifraud, reporting, concealment from auditors, books and records, internal controls, beneficial interest disclosure and Sarbanes-Oxley certification provisions of the federal securities law.

     In a consent filed simultaneously with the complaint, Echarte settled the SEC’s action against him by agreeing in the future not to violate the provisions of the federal securities law and paying a civil penalty of $200,000.

     To date, the SEC has not served a copy of its summons or complaint on Salinas and Padilla.

     On May 11, 2005, TV Azteca moved to dismiss the SEC’s complaint in its entirety. In its motion, TV Azteca argues both that the SEC has failed to allege a claim against TV Azteca upon which relief may be granted and that the SEC’s attempt to serve TV Azteca was improper.

     On June 15, 2005, the SEC filed its brief in opposition to TV Azteca’s motion to dismiss. TV Azteca’s deadline to file its reply brief in further support of this motion is July 11, 2005.

     Mexican National Securities and Banking Commission (Comisión Nacional Bancaria y de Valores) (“CNBV”).

      In January 2005 the CNBV requested that TV Azteca produce information and documentation in connection with the Unefon-Nortel-Codisco transactions and TV Azteca’s related public disclosures. On April 27, 2005, the CNBV notified TV Azteca, Mr. Salinas and Mr. Padilla of certain fines being imposed in connection with these administrative procedures. The aggregated amount of the fines being sought by the CNBV equals approximately US$2.3 million, of which the CNBV intends to impose upon TV Azteca a penalty equivalent to approximately US$50,000.

     TV Azteca and Mrs. Salinas y Padilla in defense of the above referred fines and penalties imposition have filed to the CNBV and to the Federal Taxation Court (Tribunal Fiscal de la Federación) actions of cancellation.

     At this time, we cannot predict the outcome of the CNBV’s review or the nature of any fines or penalties, if any, that may be imposed on Mr. Salinas or Mr. Padilla in connection therewith.

     Securities Class Action Litigation.

     TV Azteca has been named as a defendant in three related, putative class actions (the “Shareholder Actions”), filed in the United States District Court for the Southern District of New York, entitled Chrein v. TV Azteca, S.A. de C.V., et al., 04 Civ. 00627 (S.D.N.Y.); Milch v. TV Azteca, S.A. de C.V., et al., 04 Civ. 01271 (S.D.N.Y.); and Richardson v. TV Azteca, S.A. de C.V., et al., 04 Civ. 00546 (S.D.N.Y.). The Shareholder Actions were filed between January 23, 2004 and February 17, 2004.

     The plaintiffs in the Shareholder Actions filed these actions on behalf of all persons who purchased the Company’s stock in the U.S. securities market between June 17, 2003 and January 7, 2004 (the “purported Class Period”). Each complaint also names as defendants Mr. Salinas, Mr. Padilla and Mr. Hesles (Chief Financial Officer of TV Azteca), as well as Moisés Saba Masri (46.5% shareholder of Unefon) (collectively the “Individual Defendants”).

     The plaintiffs challenge the accuracy of certain statements by defendants in press releases and documents filed with the SEC during the purported Class Period. Specifically, plaintiffs allege that defendants engaged in a fraudulent scheme in which they issued statements that failed to disclose the following: (a) that Codisco was indirectly owned by defendants Salinas and Saba, each of whom owned a 50% indirect beneficial interest in Codisco; (b) that Codisco, on behalf of Salinas and Saba, purchased Unefon debt from Nortel at a steep discount, paying only US$107 million for debt with a face value of nearly US$325 million and as a result of which, Saba and Salinas profited nearly US$218 million and denied participation in these profits to both TV Azteca and its minority shareholders; and (c) based on the foregoing, defendants’ statements and opinions concerning TV Azteca’s financial condition, the value of TV Azteca’s investment in Unefon, and the value which TV Azteca’s minority shareholders would receive as a result of the spin-off of TV Azteca’s investment in Unefon were lacking in a reasonable basis at all times.

     In the Shareholder Actions, the plaintiffs’ complaints assert claims against TV Azteca and the Individual Defendants for alleged violations of Section 10(b) of the Exchange Act and Rule 10b-5 promulgated there under. In addition, each complaint asserts claims against the Individual Defendants for the alleged violation of Section 20(a) of the Exchange Act. The complaints seek to hold TV Azteca and the Individual Defendants jointly and severally liable for class damages and statutory compensation in an amount to be determined at trial, plus interest, costs and attorneys’ fees. To date, no specific amount of monetary damages has been claimed.

     The Shareholder Actions have since been consolidated as “In re TV Azteca, S. A. de C.V. Securities Litigation,” and the U.S. District Court has appointed both a lead plaintiff and a lead counsel

     On November 2, 2004 the lead plaintiff appointed by the Court, Alfonso de la Garza Evia Quinoga, filed a Consolidated Amended Class Action Complaint (the “Amended Complaint”). In the Amended Complaint, plaintiffs assert claims against TV Azteca, the Individual Defendants and newly included Defendant Codisco for alleged violations of Section 10(b) of the Exchange Act and Rule 10b-5 promulgated there under and common law fraud. In addition, the Amended Complaint asserts a claim against the Individual Defendants for the alleged violation of Section 20(a) of the Exchange Act. The Amended Complaint seeks to hold all Defendants jointly and severally liable for class damages and statutory compensation in an amount to be determined at trial, plus interest, costs and attorney’s fees.

     The consolidated action is at a very preliminary stage. Moreover, plaintiffs have yet to make a specific monetary claim, and the U.S. District Court has only held preliminary, procedural hearings. There has been no discovery to date.

     We cannot predict the outcome of the Shareholder Actions or the nature of any penalties, if any, that may be imposed on Mr. Salinas and Mr. Padilla in connection therewith.

d) By-laws and other Agreements

CORPORATE BY-LAWS IN EFFECT
CHAPTER ONE
CORPORATE NAME, PURPOSE AND TERM

     ARTICLE ONE. – The name of the Corporation shall be “GRUPO ELEKTRA” which name must always be followed by the words “SOCIEDAD ANÓNIMA DE CAPITAL VARIABLE” (Corporation of Variable Capital) or the abbreviation thereof “S.A. de C.V.”

     ARTICLE TWO. – The Corporate purpose shall be:

a)	To incorporate, organize and invest in the capital stock and patrimony of all kinds of corporations and associations, of civil and commercial nature, as well as in industrial, commercial, services, radio concessionaires, tourist or in any other type of companies, either domestic or foreign, as well as in participation certificates, in accordance with the applicable laws.
b)	To acquire, transfer and in general negotiate with all kinds of shares, social quotas, participations or interests and any other securities in accordance with the law;
c)	To issue, subscribe, accept, endorse, act as guarantor and to negotiate with all kinds of negotiable instruments or securities permitted by the law;
d)	To obtain and to grant loans, with or without collateral, not including the performance of any actions reserved only to credit institutions, in accordance with the Law of Credit Institutions;
e)	To grant unconditional guarantees (avales), bonds and security interests both on personal or real property, with respect to the Corporation’s liabilities or third parties’ with which the Corporation may have business relations;
f)	To register, acquire, use, and in any manner deal with patents, trademarks, commercial names and copyrights; and
g)	In general, to enter into any kind of actions and agreements of civil or commercial nature, to the extent permitted by the laws for the fulfillment of the Corporate Purposes.

     ARTICLE THREE. – The Corporation shall have a ninety-nine year term.

     ARTICLE FOUR. – The Corporate domicile shall be Mexico City, Federal District nevertheless it may establish agencies and branches anywhere in Mexico or abroad and to agree conventional domiciles, without implying the change of corporate domicile.

     ARTICLE FIVE. – The Corporation is Mexican. In the event any foreigner acquired shares of the Corporation, they formally agree with the Ministry of Foreign Affairs to be considered as Mexicans with respect to the shares that they acquire or hold, as well as the property, rights, concessions, participations or interests owned by the Corporation, or to the rights and obligations derived from the agreements to which the Corporation is a party with Mexican authorities and not to invoke the protection of their governments, under the penalty, for failure to comply with the same, of forfeiting the capital interests they have acquired in favor of the Mexican Nation.

CHAPTER TWO
CAPITAL STOCK AND SHARES

     ARTICLE SIX. – The capital stock is variable. The total amount of capital stock is equal to $665,247,179.00 (six hundred and sixty five million two hundred and forty seven thousand one hundred and seventy nine pesos 00/100 Mexican currency), which is represented by 288,630,604 (two hundred and eighty-eight million six hundred and thirty thousand, six hundred and four) ordinary common shares without expression of their par value, bearing full voting rights. The minimum fixed capital stock without the right of withdrawal, dully subscribed and fully paid is equal to $558,243,160 (five hundred and fifty-eight million, two hundred and forty three thousand, one hundred and sixty pesos 00/100 Mexican

Currency), represented by 242,204,800 (two hundred and two million, two hundred and four thousand eight hundred) ordinary common shares, without expression of their par value, bearing full voting rights and fully subscribed and paid. The variable part shall be represented, as the case may be, by shares having the same characteristics.

     The variable part of the capital stock shall never exceed the amount equivalent to ten times the amount of the minimum fixed part of the capital stock. The shares representing the capital stock shall not belong to any particular Series or type of shares whatsoever, and they may be acquired either by individuals or companies, both Mexican or foreign. In the event that the aforementioned shares are subscribed by foreign individuals or companies, they must be subject to the provisions of Article Five of these By-Laws.

     The Corporation may issue non-subscribed shares to be part of the capital stock and they shall be kept in the Corporation’s treasury in order to be allocated as they are subscribed. The Corporation may issue non-subscribed shares for public offer, under the terms and conditions of article eighty-one of the Securities and Exchange Law. In this case, in order to facilitate the Public Placing, an express waiver of preemptive rights must be made at the Extraordinary Shareholders’ Meeting decreeing the issuance of non-subscribed shares, as referred to by Article one hundred and thirty two of the General Law of Commercial Companies. Said agreement shall be extended to any shareholder not attending the Meeting, hence the Corporation may be freely entitled to place the shares among the general public, without making the publication provided in the aforementioned article. Whenever a minority representing at least twenty five percent of the capital stock may vote against the issuance of non-subscribed shares, such issuance may not be carried out.

     ARTICLE SEVEN. – The shares representing the minimum fixed capital stock and the shares representing the variable part of the capital stock, if such is the case, shall confer their holders equal rights and obligations. Each share shall entitle its holder to one vote at the Shareholders’ Meeting.

     ARTICLE EIGHT. – The Corporation may acquire the shares representing its capital stock, through the Stock Exchange, at the current market price, without being applicable to the case the prohibition stated in the first paragraph of article one hundred and thirty four of the General Law of Commercial Companies, provided the purchase is charged to shareholders’ equity, as long as such shares belong to the Corporation itself or, as the case may be, to the capital stock in the event it may be resolved to convert such shares into treasury shares, in which case, a Shareholders’ Meeting resolution shall not be necessary.

     The General Ordinary Shareholders’ Meeting shall expressly determine, for each fiscal year, the maximum amount of funds that may be allocated to the purchase of the Corporation’s own shares, with the only restriction that the aggregate of the funds that may be allocated to such purpose, may never exceed the total balance of the Corporation’s net profits, including those withheld. The Board of Directors shall appoint to such effect the individual or individuals in charge of the acquisition and placing of the Corporation’s own shares.

     As long as the shares belong to the Corporation, they may not be represented in the Shareholders’ Meeting of any type.

     The Corporation’s own shares or the treasury shares referred to by this Article, regardless of the provisions of the General Law of Commercial Companies, may be placed among the investing public, without being necessary in this particular case, to obtain any resolution from the Shareholders’ Meeting for the corresponding capital increase, nor the agreement of the Board of Directors in regard to the placing of the relevant shares.

     In no event may the acquisition transactions result in the excess of the authorized percentage pursuant to section II of article fourteen Bis three of the Securities and Exchange Law, in the case of shares other than common, or in the failure to comply with the requirements for the maintaining of the registration in the securities list of the relevant stock exchange.

     The purchase and placing of the shares as provided in this Article, the reports on the same that are to be submitted to the General Ordinary Shareholders’ Meeting, the rules for the disclosure of financial information, as well as the form and terms in which these transactions may be informed to the

National Banking and Securities Commission, the relevant Stock Exchange and the investing public, shall be subject to the general provisions issued by the aforementioned Commission.

     ARTICLE NINE. – The Corporation shall keep a Shareholders’ Registration Book in accordance with articles one hundred and twenty eight and one hundred and twenty nine of the General Law of Commercial Companies, which may be kept by the Secretary of the Board of Directors of the Corporation, by an institution for the deposit of securities duly authorized, by a credit institution or by the person indicated by the Board of Directors. The Corporation shall consider as the holder of the shares to the individual or company registered as such in the aforementioned book.

     The Shareholders’ Registration Book will remain closed during the time periods comprised from the fifth business day before the date scheduled for the holding of any Shareholders’ Meeting, until and including the day the meeting is actually held. Registrations may not be entered in the Book during such time periods.

     ARTICLE TEN. – The companies in which the Corporation is a holder of the majority of their shares or social quotas may not, directly or indirectly, invest in shares representing the Capital Stock of the Corporation, nor in shares of any other company that may be a majority shareholder of this Corporation or that, without having such capacity, they are aware that they are shareholders of this (sic).

CHAPTER THREE
CAPITAL INCREASES AND DECREASES

     ARTICLE ELEVEN. – Except for those capital increases derived from the placing of treasury shares referred to by Article Eight above, capital increases shall be carried out by resolution of the ordinary or extraordinary shareholders’ meeting, as the case may be, pursuant to the provisions of this Article.

     Increases to the minimum fixed part of the Capital Stock without right of withdrawal, excepting those derived from the placing of the Corporation’s own shares under the terms of Article Eight of these By-Laws, shall be carried by resolution of the General Extraordinary Shareholders’ Meeting, provided an amendment to these By-Laws will be necessary. The variable part of the capital stock of the Corporation may be increased without being necessary to amend the Corporate By-Laws, by the resolution of the General Ordinary Shareholders’ Meeting, excepting those resulting from the placing of the Corporation’s own shares acquired under the terms of Article Eight of these By-Laws, in which case the aforementioned resolution will not be necessary. In both cases, the corresponding Shareholders’ Meeting Minutes must be formalized before a Notary Public. The Shareholders’ Meeting shall determine the terms and conditions under which such increase is to be carried out, observing in any case the provisions of Article Six of these By-Laws.

     The shares issued to represent an increase in the variable part of the capital stock and which, due to the resolution of the Shareholders’ Meeting decreeing the issuance of the same, must be deposited in the Corporation’s Treasury in order to be allocated as they are subscribed, may be offered for subscription and payment by the Board of Directors in accordance with the authority conferred to it by the Shareholders’ Meeting.

     The shareholders shall have a preemptive right in proportion to the number of shares they hold, to subscribe the shares issued or the shares that are outstanding as a consequence of the capital increase. This right shall be enforced within fifteen calendar days following the day on which the corresponding resolutions are published in the Official gazette of the Federation and in one of the newspapers with the largest circulation in the corporate domicile, or as of the date of the holding of the Shareholders’ Meeting, in the event that the totality of the shares into which the capital stock of the Corporation is divided, would have been represented at the Meeting.

     In the event that after the expiration of the term granted by these By-Laws for the enforcement of the preemptive right, there would still be non-subscribed shares, these may be offered for subscription and payment to the shareholders indistinctively, within an additional term of fifteen days following the date on which the term mentioned in the precedent paragraph expired.

     In the event that upon the expiration of the two terms mentioned above for the subscription and payment of the shares by the shareholders, there would still be shares without subscription, these may be offered for subscription and payment to third parties, under the terms and conditions determined by the Shareholders’ Meeting that decreed the capital increase, or under the terms and conditions determined by the Board of Directors, if the aforementioned Shareholders’ Meeting so resolved, provided that the price at which the shares are offered may not be lower than the price at which the shares were offered to the shareholders of the Corporation for their subscription and payment.

     Any capital increase must be registered in the Capital Variation Book kept by the Corporation for such purpose.

     ARTICLE TWELVE. – The minimum portion of the capital stock may only be decreased by resolution of the General Extraordinary Shareholders’ Meeting and the consequent amendment to the ByLaws, complying in every case with the provisions of the General Law of Commercial Companies. The Minutes derived from such Meeting shall be formalized before a Notary Public and the corresponding deed registered with the Public Registry of Commerce of the domicile of the Corporation.

     Any decrease to the variable portion of the capital stock, may be carried out by resolution of the General Ordinary Shareholders’ Meeting. The relevant Minutes shall be formalized before a Notary Public, without being necessary their registration with the Public Registry of Commerce.

     Decreases may be carried out in order to absorb losses, to reimburse the shareholders or to release them from capital contributions that were not made as well as in the event they wish to enforce their right of withdrawal of shares of the variable portion. In no event may the capital stock be decreased to less than the legal minimum amount.

     Any decrease of capital aimed to absorb losses shall be carried out in a proportional basis in the minimum fixed and in the variable part of the capital stock, without being necessary to cancel any shares, inasmuch as these do not contain the expression of their par value.

     The shareholders have the right to withdraw in whole or in part their contributions represented by shares of the variable portion of the capital stock provided that, in addition to observe the provisions of articles two hundred and twenty and two hundred and twenty one of the General Law of Commercial Companies, the reimbursement of shares subject matter of the withdrawal is carried out at the value resulting the lowest between (i) ninety five percent of the stock exchange list value, obtained from the average price calculated by the volume of the transactions made during the last thirty days in which the issuer’s shares would have been negotiated, prior to the date on which the withdrawal is to be effective, during a period that may not be longer than six months; or (ii) the equity value, according to the Balance Sheet corresponding to the closing of the fiscal year preceding the one in which the separation is to be fully effective, with the prior approval of the General Ordinary Shareholder’s Meeting.

     In the event that the number of days in which the shares may have been negotiated during the time period mentioned in the above paragraph is less than thirty, the days actually negotiated shall be the ones considered. In the event that the shares are not negotiated in such period, the equity value of the shares shall be the one considered.

     The reimbursement payment shall be due for the Corporation as of the day following the holding of the Ordinary Shareholders’ Meeting that approved the Balance Sheet corresponding to the fiscal year in which the withdrawal is to become effective. Every decrease of capital stock shall be recorded in the Capital Variations Book kept by the Corporation with the previous approval of the General Extraordinary Shareholders’ Meeting, the Corporation may redeem its shares with allocable profits, subject the rules established by Article one hundred and thirty six of the General Law of Commercial Companies.

     ARTICLE THIRTEEN. – The definitive or provisional stock certificates shall be nominative and they may cover one or more shares, they must contain all the requirements referred to by article one hundred and twenty five of the General Law of Commercial Companies, as the case may be, as well as an indication regarding the share Series they belong to, they shall contain a transcript of Article Six of this By-Laws and the text of the first paragraph of Article 27 of the Mexican Constitution, and they shall be signed by two proprietary members of the Board of Directors. The aforementioned signatures may be autographic or printed in facsimile on condition that, in this case, the original sample of the respective signatures is deposited with the Public Registry of Commerce of the corporate domicile. In the case of definitive stock certificates, they must bear the numbered coupons adhered to them as determined by the Board of Directors.

     ARTICLE FOURTEENTH.- If the Company’s shares were registered with the Securities Section of the National Registry of Securities of the National Banking and Securities Commission and as a result were listed in the Mexican Stock Exchange and in the event that the Company, whether by resolution adopted in an Extraordinary Shareholders’ Meeting or at the request of the National Banking and Securities Commission, under the Law, would resolve to cancel the registration of its shares in said Securities Section of the National Registry of Securities of the National Banking and Securities Commision, the shareholders holding the majority of the ordinary shares or who may, under any title whatsoever, have the power to impose their decisions in the General Shareholders’ Meetings or to appoint the majority of the Members of the Board of Directors, if any, in advance to such cancellation shall be obliged to make a public purchase offer addressed to the minority shareholders of the Company, at whatever the highest price between the list value with the Mexican Stock Exchange according to the following paragraph or the equity value of the shares according to the last quarterly report submitted to the National Banking and Securities Commission and the Mexican Securities Commission before the beginning of the offer, except when such value has been modified according to criteria applicable to the determination of the material information, in which case, the most recent financial information available to the Company must be taken into account.

     The stock price with the Mexican Stock Exchange will be the average weighted price per volume of the transactions completed during the last thirty days in which the Company’s shares would have been negotiated, prior to the date of the offer, during a period that may be no longer than six months. In the event the number of days in which the shares may have been negotiated during the aforementioned time period would be less than thirty, the days in which they were actually negotiated will be taken into account. In the event that the shares are not negotiated during such period, the equity value of the shares will be the one taken into account.

     In the event that the offer may comprise more than one series of shares, the average referred to above, shall be calculated as per each and every series intended to be cancelled, provided the quotation value that is to be considered for the public offer of all series, shall be the average resulting to be the highest.

     The Board of Directors of the Company, within five business days prior to the beginning of the offer, shall give its opinion, with respect to the justification of the price of the purchase public offer, taking into consideration the interests of the minority shareholders in order to comply with the provisions of article sixteen, second parragraph of the Securities Market Law and the opinion of the audit committee, which if contrary, must be disclosed. In the event that the Board of Directors may face situations of conflict of interests, the opinion of the board should be accompanied by the opinion of an Independent Expert selected by the audit committee, specially stressing the safeguarding of the rights of the minority shareholders. It shall be understood as “Independent Expert” as the prestigious individual having the necessary technical knowledge to give opinions with respect to the price of the shares of a certain issuer company and, who does not fall in any of the following assumptions: (i) that he or she would provide external accounting audit services or would be an employee or partner of the firm in which the external auditor of the Company works; (ii) that he or she would render the legal opinion referred to by Article fourteen, section I, paragraph b) of the Securities Market Law or would be an employee or partner of the firm in which the individual rendering the said legal opinion works; and (iii) that he or she would work or perform a job, position or commission at any Securities Trader participating by reason of any transaction carried out by the Company.

     The shareholders referred to by the first paragraph of this Article, shall not be obliged to carry out the aforementioned public offer for the cancellation of the registration, if they prove the consent of the shareholders representing at least 95% (ninety five per cent) of the capital stock of the Corporation with the resolution of the shareholders’ meeting and that the amount to be oferred for the shares placed among the investing public at large according to the provisions of article eight, section III paragraph b) of the General Provisions applicable to securities issuers and other participants in the securities market, is less than three hundred thousand investment units. The foregoing, provided that for the request and obtaining of the cancellation, the Company shall convey in trust for a minimum of a six month period, the necessary resources to purchase at the same offer price the shares of the investors who did not attend this, in the event that once the public purchase offer is completed and prior to the cancellation of the registration with the Securities Section of the National Registry of Securities of the National Banking and Securities Commission, the aforementioned shareholders, could not acquire 100% (one hundred per cent) of the paid-in capital stock and notify the cancelation and constitution of the trust through the means determined by the National Banking and Securities Commission to such effect.

     This obligation will be applicable to the participation certificates on the shares, as well as the instruments representing two or more shares of one or more series of stock of the same Company.

     The shareholders obliged to carry out the public offer, may request the National Banking and Securities Commission to authorize them, considering the financial condition and perspectives of the Company, to utilize a different basis for the determination of the price referred to in the second paragraph of section III of article eighth of the General Provisions applicable to securities issuers and other participants of the securities market, provided they furnish the authorization of the board of directors, with the prior favorable opinion of the audit committee, containing the reasons why it is deemed justified to establish a different price, accompanied by a report from an Independent Expert specially stressing that the price is consistent with article sixteen of the Securities Market Law.

CHAPTER FOUR
SHAREHOLDERS’ MEETINGS

     ARTICLE FIFTEEN. – The General Shareholders’ Meeting is the supreme corporate body. The Shareholders’ Meetings shall be general or special; the general meetings, may in turn, be ordinary or extraordinary meetings. The extraordinary meetings shall be those called to deal with any of the business set forth in article one hundred and eighty two of the General Law of Commercial Companies or to agree the cancellation of the registration of the shares of the Corporation with the Securities Section or with the Special Section of the National Registry of Securities or with any stock exchange, domestic or foreign, at which such shares may be registered, excepting the cases of exchange systems or other markets that are not organized as stock exchange; the rest will be ordinary meetings.

     ARTICLE SIXTEEN. – The calls to Shareholders’ Meetings shall be made by the Board of Directors or by any Statutory Auditor.

     Shareholders holding shares with right to vote, inclusive in a limited or restricted form that represent at least ten per cent of the capital stock may request in written form, at any time, that the Board of Directors or the Statutory Auditors call a General Shareholders’ Meeting to discuss the business specified in their request, provided the shareholders who made the call are entitled to vote the type of business included in the such request, in accordance with these By-Laws or the law. Any shareholder holding one share shall be entitled to the same right in any of the cases stated in article one hundred and eighty five of the General Law of Commercial Companies. In the event of failure to make the call within fifteen days following the date of the request, a first instance judge or a District judge of the corporate domicile shall make the call at the request of the interested parties, who shall exhibit their shares to such effect.

     ARTICLE SEVENTEEN. – The calls to the Shareholders’ Meetings shall be published in the Official Gazzette of the Federation or in one of the newspapers with the largest number of copies published in the corporate domicile, at least fifteen days in advance to the date scheduled for the Meeting. The calls shall contain the Agenda of the Meeting and must be signed by the individual or individuals who made them, provided that, if made by the Board of Directors, it shall be sufficient that they bear the Chairman’s or the Secretary’s signature of said Board. The Meetings may be held without the publication of the corresponding call if the totality of the shares entitled to attend and vote is represented at the time of casting the votes. The Meetings may only deal with the business included in the Agenda contained in the corresponding call.

     The information and documents related to each one of the Items contained in the Agenda must be mad immediately available to the shareholders at no cost, as of the time of the publication of the call.

     If at a general ordinary or extraordinary meeting, the totality of the shareholders is present, said Meeting may resolve any kind of business whatsoever, even those not contained in the relevant Agenda.

     ARTICLE EIGHTEEN. – In order to attend to the Meetings, the shareholders shall exhibit the corresponding admission card that will be issued by the Corporation at the request of those appearing as holders of shares in the Shareholders Registration Book, provided they make such request at least twenty four hours in advance to the time scheduled for the holding of the Meeting, together with the deposit with the Secretary of the Corporation of the relevant provisional or definitive stock certificates or the certificates of deposit of said securities issued by an institution specialized in the deposit of securities, by a credit institution, whether domestic or foreign or by authorized brokerage houses. The shares deposited with the Corporation in order to attend the Meetings shall not be returned until the Meetings are held, against the delivery of the receipt that may have been issued to the shareholder.

     ARTICLE NINETEEN. – The shareholders may be represented at the Meetings by the individual or individuals they appoint by means of a proxy granted in the forms made by the Corporation, under the terms of the provisions of article fourteen bis three, section VI, paragraph (c) of the Securities and Exchange Law.

     The Directors and the Statutory Auditors may not represent any shareholders at the Meetings.

     ARTICLE TWENTY. – The Minutes of the Shareholders’ Meetings shall be transcribed to the relevant book and signed by the Chairman and the Secretary of the Meeting and by the Statutory Auditor in attendance.

     ARTICLE TWENTY- ONE. – The Meetings shall be chaired by the Chairman of the Board of Directors and in his or her absence by the individual appointed by the shareholders by majority of votes.

     The Secretary of the Board of Directors shall act as Secretary of the Meeting and, in his or her absence the individual appointed by the majority vote of the shareholders in attendance at the meeting. The Chairman shall appoint two tellers in order to count the shares in attendance.

     ARTICLE TWENTY-TWO. – The General Ordinary and Extraordinary Shareholders’ Meetings shall be held at least once a month within four months following the closing of the fiscal year.

     In addition to the business of the Agenda, the General Ordinary Shareholders’ Meeting referred to by the precedent paragraph, shall: (i) discuss, approve or modify and resolve whatever may be appropriate in connection with the report of the Board of Directors on the financial situation of the Corporation in accordance with article one hundred and seventy two of the General Law of Commercial Companies and other accounting documents, including the report of the Statutory Auditor referred to by article sixty-six of the General Law of Commercial Companies; (ii) to analyze the report referred to by the general provision of article one hundred and seventy-two of the General Law of Commercial Companies, pertaining to the precedent fiscal year, corresponding to the controlled companies in which the Corporation holds the majority of the shares or social quotas, whenever the investment value in each one of them exceeds 20% (twenty per cent) the shareholders’ equity according to the statement of financial position of the Corporation at the closing of the corresponding fiscal year; (iii) to determine the allocation of profit, if any; (iv) to appoint the members of the Board of Directors, the Secretary and the Statutory Auditors and their relative alternates, as well as to determine their emoluments; and (v) to analyze the report submitted by the Audit Committee to the Board of Directors, corresponding to the Corporation’s precedent fiscal year.

     The extraordinary meetings shall be held whenever they are called to deal with any of the business of their competence.

     ARTICLE TWENTY-THREE. – In order for a General Ordinary Shareholders’ Meeting to be considered legally convened by virtue of the first call, at least fifty percent of the totality of the ordinary common shares entitled to vote into which the capital stock of the Corporation is divided, must be represented at the Meeting and its resolutions shall be valid when adopted by the majority of votes of the shares in attendance. In the case of second or later call, the Ordinary Meetings may be validly held regardless of the number of common shares entitled to vote that are represented at the Meeting and its resolutions will be valid when adopted by the majority of votes of the shares in attendance.

     TWENTY-FOUR. – General Extraordinary Shareholders’ Meetings shall be considered as legally convened by virtue of first call, if at least seventy five percent of the totality of the common shares with right to vote into which the capital stock is divided, are represented in such Meetings, and their resolutions shall be valid whenever they are adopted by the favorable vote of the shares representing at least fifty percent of the common shares with the right to vote into which the capital stock is divided. In the case of second or later call, the Extraordinary Shareholders’ Meetings may be validly held whenever at least fifty percent of the totality of the common shares with right to vote into which the capital stock is divided are represented at the Meeting, and their resolutions shall be valid whenever they are adopted by the favorable vote of shares representing at least fifty percent of the totality of the common shares with the right to vote into which the capital stock is divided.

     ARTICLE TWENTY FIFTH. – The Shareholders holding shares representing at least ten percent of the shares represented at a meeting may request the deferment of the voting of any matter on which they do not consider themselves to be sufficiently informed, abiding to the terms and conditions set forth in Article one hundred and ninety nine of the General Law of Commercial Companies.

     Further, the shareholders holding shares representing at least twenty per cent of the capital stock, may judicially object the resolutions of the general meetings, provided the requirements of article two hundred and one of the General Law of Commercial Companies are met, being article two hundred and two of said law also applicable.

     Except that the General Extraordinary Shareholders Meeting has previously adopted a favorable resolution in such respect, in no event may the shareholders of stock issued by the Company (or securities representing such stock, including participation certificates) may create, agree or participate, directly or through an intermediary, in any act, agreement or mechanism involving stock issued by the Company (or securities representing such stock, including participation certificates), resulting in the following effects, among others: (i) that the Company becomes subject to the jurisdiction or competence of a foreign authority, and/or (ii) that the Company becomes obliged to submit to any foreign authority, organization or market any reports or information on the Company or any act related to the same, or to its assets, operations, directors, officers or the stock issued by the Company (or securities representing such stock, including participation certificates).

     In the event that the holders of such stock (or securities representing such stock, including participation certificates) fail to comply with the provisions foreseen in the precedent paragraph, said holders and any other parties involved (including the depository of the relevant plan) shall respond in an unlimited manner to the Corporation and shall hold the Company, its shareholders, directors, officers, employees agents and representatives harmless from any loss, damage, claim, cost, expense and any other liability of any kind whatsoever, including without limitation the lawyers’ fees, expenses and costs incurred by the Company, derived from or related to the aforementioned failure, regardless of any other right available to the Company against such persons.

CHAPTER FIVE
MANAGEMENT

     ARTICLE TWENTY- SIX. – The direction and management of the Corporation shall be entrusted to a Board of Directors composed by nine proprietary member and their respective alternates.

     ARTICLE TWENTY-SEVEN. – Every shareholder or group of shareholders representing at least ten percent of the capital stock, represented by shares with right to vote, may appoint a Director, in such case, said shareholder or group of shareholders may not be entitled to vote for the appointment of the Directors to be appointed by the majority. In the event any shareholder or group of shareholders enforces such right, the remaining shareholders may only have the right to appoint the number of Directors left.

     When appointing Directors the provisions of article twenty-eighth of these By-Laws shall always be observed in connection with the characteristics of the individuals that will become a part of the Board of Directors.

     ARTICLE TWENTY-EIGHT. – From the nine Directors appointed, five may or may not be shareholders of the Corporation and may be officers, employees or directors of the same or of any of its affiliated companies, whom are to be considered as Related Directors; the four remaining Directors shall be Independent Directors.

     It is understood as Independent Director as those individuals with broad expertise, capability and professional reputation and, additionally, individuals that do not fit any of the following assumptions at the time of their appointment: (i) to be an employee or director of the Corporation, (ii) without being employees or directors and being shareholders of the Corporation, to have authority over the directors of the same; (iii) to be advisors of the Corporation or to be a partner or employee of any firm retained as advisors or consultants of the Corporation or its affiliates and that their income may considerably rely on this contractual relation (it is considered as a considerable income if it represents over 10% (ten percent) of the income of the advisor or of the firm) (iv) to be clients, suppliers, debtors or creditors of the Corporation or partners or employees of a company that is an important client, supplier, debtor or creditor (it is considered that a client or supplier is important whenever the sales from or to the Corporation represent over 10% (ten percent) of the total sales of the client or supplier respectively, as well as whenever the amount of the credit is greater than 15% (fifteen percent) of the assets of the Corporation or its counterpart); (v) to be employees of any foundation, university, non-profit association or partnership that receive material donations from the Corporation (material donations shall be those representing more than 15% (fifteen percent) of the total donations received by the relevant institution); (vi) to be Chief Executive Officer or high-rank officer of a company which Board of Directors has the Chief Executive Officer or a high-rank officer of the Corporation as a member; and (vii) to be spouse or concubinary, as well as blood or in-law or civil relative up to the third degree of any of the individuals mentioned in paragraphs (iii) through (vi) above, or else, up to the third degree, in connection with the individuals indicated in paragraphs (i) and (ii) above. Any Director that fit into any of the aforementioned hypothesis shall be also considered as a Related Director.

     Both the Independent Directors and the Related Directors may have the capacity as Patrimonial Directors, being understood as these, any Director appointed due to its capacity of material shareholder (which is to say, direct or indirect holders of at least 2% (two percent) of the capital stock of the Corporation) or those acting as attorneys-in-fact of those material shareholders.

     The Directors shall remain in office for one year as of their appointment, provided they may be ratified, nevertheless they shall continue in office until their successors take office and they shall receive the remuneration previously determined by the General Ordinary Shareholders Meeting.

     ARTICLE TWENTY-NINE. – The Board of Directors shall, in their first Meeting held after the Shareholders’ Meeting that appointed them has been held, and in the event such Shareholders’ Meeting failed to make the appointments, appoint among its members a Chairman and, if it deems it convenient, one or more Vice-presidents, a Treasurer and a Secretary, provided the Secretary may or may not be a member of the Board. The temporary or definitive absences of the Chairman shall be filled by one of the vice-presidents in order of appointment, if any, and in their absence by any Director; the temporary or definitive absences of the Secretary shall be filled by the individual appointed by the Board of Directors.

     In such first Board of Directors’ Meeting, once the Secretary has been appointed, he or she must provide the Directors appointed for the first time with a presentation of and an introduction to their new responsibilities. The Secretary shall provide, as minimum, information regarding the Corporation, its financial situation, operational development, as well as the duties, responsibilities and authority inherent to the position of Director of the Corporation.

     Every member of the Board of Directors shall have the following obligations and they shall observe the following principles: (i) to inform the Chairman and Secretary of the Board of Directors of any situation from which a conflict of interest may result and to refrain from participating in the corresponding deliberation; (ii) to use the Corporation’s assets or services only for the fulfillment of the corporate purposes and to define clear policies whenever such assets may be used in personal matters; (iii) to devote the necessary time and attention to their duties, attending at least to seventy five per cent of the Meetings they are called to; (iv) to keep in absolute secrecy all the information that may affect the operation of the Corporation; as well as the deliberations which take place in the Board; (v) to be mutually informed of those matters which are important to the Corporation; (vi) to support the Board of Directors through their opinions, recommendations and orientation derived from the analysis of the Corporation’s performance, so that decisions adopted by the same, are duly grounded in professional criteria from qualified personnel having a broader and independent perspective with regard to the operations of the Corporation.

     The members of the Board of Directors shall be responsible of the resolutions reached in connection with the business stated in Item fifteen of Article Thirty-three of these By-Laws, excepting the case set forth in article one hundred and fifty nine of the General Law of Commercial Companies.

     The Corporation shall indemnify the members of the Board of Directors in the event they incur in any liability, without their fault, willfulness or negligence, as a result of the performance of their respective duties.

     ARTICLE THIRTY. – The Board of Directors shall meet in Mexico City, Federal District or, except in the event of acts of God or force majeur, in any other place the Board of Directors may deem appropriate, however such place shall always be within the Mexican Republic or by video-conference, in the latter case subject to the provisions of the following paragraph.

     The Board of Directors may adopt resolutions without holding a Meeting of the Board, provided such resolutions are confirmed in writing by the unanimous vote of its members, pursuant to the provisions of article one hundred and forty three of the General Law of Commercial Companies.

     The Meetings of the Board may be held at any time whenever called by their Chairman, three Directors or the Statutory Auditor. The calls to the Meetings of the Board shall be made in writing and they shall be addressed by the Secretary to each Director at least ten calendar days in advance, by certified mail, telegram, telex or telecopy, confirmed at their domiciles or at the places the same Directors appointed in writing for such purpose. The calls shall specify time, day and place of the meeting and the corresponding Agenda, and they shall be accompanied by any information that may be relevant for decision-making under the Agenda contained in the call. The Board may validly hold meetings without the need of previous call if the totality of the Directors is in attendance at the Meeting.

     In order for the Board to hold valid meetings, the majority of its members shall be present and its resolutions, to be valid, shall be adopted by the favorable vote of the majority of the individuals in attendance. In the event of a tie, the Chairman of the Board of Directors shall have a tie-braking vote.

     The Board of Directors shall meet at least once every three months during each fiscal year to deal with any matter of its competence, and at least once a year to define, review and approve the Corporation’s medium and long term strategy, as well as the budget of the Corporation for the next fiscal year.

     ARTICLE THIRTY-ONE. – Minutes of each Board of Directors’ Meeting must be prepared in the corresponding book that shall contain the resolutions adopted and the signature of the Chairman and Secretary of the Meeting, as well as the Statutory Auditor’s in attendance.

     The annual report prepared by the Board of Directors to the Shareholders’ Meeting shall mention the name of the Directors with the capacity as: (i) Independent Directors; (ii) Patrimonial Directors, indicating in this case whether they are Related or Independent Directors. The annual report shall indicate the position of every Director as of the date of such report.

     Accordingly, the annual report submitted by the Board of Directors to the Shareholders Meeting shall contain a special section including a report on: (i) development of the best corporate practices of the Corporation during the corresponding fiscal year; (ii) relevant aspects of the works of each intermediate administration body and the name of their members; (iii) the professional profile of the Statutory Auditor of the Corporation. The annual report referred to by this Article, shall be made available to the shareholders called to the relevant General Shareholders’ Meeting.

     ARTICLE THIRTY-TWO. – The Chairman of the Board of Directors shall chair the Meetings of the Board. In the absence of the Chairman, such Meetings will be chaired, as the case may be, by a Vice-president and, in his or her absence by one of the members appointed by the majority vote the other attending members.

     The copies or certificates of the Minutes of the Board of Directors’ and the Shareholders’ Meetings, as well as of the entries contained in the non-accounting corporate books and records and, in general of any document from the Corporation’s files, may be authorized and certified by the Secretary, who in the absence of another appointee, shall be the permanent delegate to attend before the Notary

Public of his or her choice to formalize the Minutes of the Shareholders’ and Board of Directors’ Meetings, as well as to grant in his capacity as delegate, the powers of attorney conferred by the Shareholders’ Meeting and the Board of Directors. Further, the Secretary shall be responsible of preparing and transcribing to the relevant books the Minutes of the Shareholders’ and Board of Directors’ Meetings of the Corporation, as well as of the issuance of the transcripts and certifications of the same and of the appointments, signatures and authority of the officers of the Corporation.

     ARTICLE THIRTY-THREE. – The Board of Directors shall have the following powers and authority:

1.
General Power of Attorney for Lawsuits and Collections under the first paragraph of Article Two Thousand Five Hundred and Fifty Four of the Civil Code for the Federal District and its correlative articles of each and every Civil Code of the other states of the United Mexican States, with all the general powers including those requiring a special clause according to the Law, such as, but not limited to, the following: To enforce all kinds of rights and actions before any Federal, State, Federal District, and Municipal authority, whether in voluntary, contentious or mixed jurisdiction and before civil, judicial, administrative or labor authorities, whether these are Conciliation Boards or Arbitration Courts, local or federal; to answer complaints, to file exceptions and counterclaims; to submit to any jurisdiction; to make interrogatories and answer the same; to file motions for disqualification of justices, judges, court clerks, experts and any other person subject to be disqualified according to the Law; to abandon any main or ancillary process, as well as any remedy and the Amparo, which writ may be filed as many times as it deems convenient; to produce all kinds of evidence, to acknowledge signatures and documents, object the same and to oppose them as counterfeit; to attend to meetings, proceedings and auctions; to make bids, offers and further attachments and to obtain for the Corporation the court-ordered assignments of all kinds of property and, under any title to assign rights; to file criminal complaints and accusations; to grant pardon and to appear as a party in criminal actions or to cooperate with the Public Prosecutor, in which actions the Board may exercise the broadest authority as necessary. Further, the Board may represent the Corporation under the terms of article eleven, forty-six, forty-seven, one hundred and thirty four, roman three, five hundred and twenty-three, six hundred and ninety-two, sections first, second and third, seven hundred and eighty-six, eight hundred and seventy-three, eight hundred and seventy-four, eight hundred and seventy-six, eight hundred and eighty-three, eight hundred and eighty-four, and other applicable of the Federal Labor Law.

2.
General Power of Attorney for acts of administration in accordance with the provisions of the second paragraph of article two thousand five hundred and fifty four of the Civil Code for the Federal District and its correlative articles of the Civil Codes for the States of the United Mexican States.

3.	General Power of Attorney to acquire and transfer shares and social quotas of other Companies.
4.
General Power of Attorney to draw, subscribe and back-up all kinds of negotiable instruments under the terms of Article Ninth of the General Law of Negotiable Instruments and Credit Transactions, provided the instruments are drawn or backed-up in amounts not greater than twenty percent of the shareholders’ equity.

5.
General Power of Attorney to open and cancel bank accounts under the name of the Corporation as well as to make deposits and to draw against them and to appoint individuals to draw against the same, without further limitations than those established in these By-laws.

6.
General Power of Attorney to appoint and to remove the Chief Executive Officer and any other officer or the Corporation, whatever his or her title, provided however that he or she has not been appointed by the General Ordinary Shareholders’ Meeting, as well as to determine their duties, guarantees, labor conditions and remuneration, without further limitations other than those established in these By-Laws.

7.	To call to General Ordinary, Extraordinary and Special Shareholders’ Meetings and to enforce their resolutions.
8.	To confer, within the scope of its authority, general or special powers of attorney, preserving to itself the exercise of the same, as well as to revoke the powers of attorney it granted.
9.	To appoint and remove the external auditors of the Corporation provided they have not been appointed by the General Ordinary Shareholders’ Meeting.
10.	To establish branches and agencies of the Corporation anywhere within the United Mexican States or abroad.

11.
To authorize both the temporary acquisition of shares representing the capital stock of the Corporation itself with charge against the reserve for the acquisition of the Corporation’s own stock, under the terms of these By-Laws, and their later placement.

12.	To draft internal work rules.
13.	To carry out any actions and transactions which are proper to it according to the Laws and these By-Laws.
14.	To approve in an annual basis the Corporation’s budget, as well as to approve any amendments to the same and extraordinary Items.
15.
To approve the transactions that do not pertain to the ordinary nature of the business of the Corporation and that are intended to be carried out between the Corporation and its shareholders, with individuals who are part of the administration of the Corporation or with whom said individuals keep any patrimonial link or, as the case may be, any family link whether blood or in-law related up to the second degree, the spouse or concubinary; the purchase or sale of ten percent or more of the assets; the granting of collateral for an amount over thirty percent of the assets, as well as transactions other than the above representing over one percent of the Corporation’s assets.

16.	To approve the transactions to be carried out by any subsidiary of the issuer with related parties hearing the opinion of the Audit Committee.

     ARTICLE THIRTY-FOUR. – The Corporation may have intermediate administration bodies denominated Committees, each composed by three members of the Board of Directors of the Corporation that shall act independently among them as a collegiate body, provided that from said three members, two of them shall be Independent Directors. The members of the Committees shall remain in office for one year, unless they are released from their positions by the Board of Directors, which shall resolve as to the committees where they shall participate, provided however they shall continue in office until the individuals appointed to substitute them take possession of the same; they may be re-elected and they shall receive the remuneration determined by the General Ordinary Shareholders’ Meeting.

     The Committees shall meet as often as the General Ordinary Shareholders’ Meeting may determine, whenever they are called by the Board of Directors or by the Chairman of the Committee or 2 (two) of their members.

     The calls for the Meeting of the Committees shall be made in writing and sent to each one of the members of the relevant committee, as well as the Statutory Auditor or Auditors of the Corporation, at least five calendar days in advance to the date of the corresponding Meeting in first call, and at least one calendar day in advance to the date of the corresponding Meeting in second or later call, at the domicile of each one of them registered with the Corporation or to the places they have appointed themselves for such purpose.

     The calls for the meetings shall state date, time and place of the Meeting, the Agenda and they shall be signed by the Secretary of the Board of Directors or by the individual appointed by this administration body, by the Chairman of the Committee or by the members of the relevant committee drafting such call.

     No call shall be necessary in the event the totality of the members of the relevant Committee attended the Meeting.

     The resolutions adopted in a Meeting of the Committee shall be valid: (i) in first call, with the favorable vote of the majority of its members; (ii) in second call, by unanimity and, in the event of a tie, the Independent Director shall have a tie-braking vote; and (iii) in third call, by the number of members of the relevant committee that are in attendance.

     Minutes shall be prepared of each Meeting of the Committee, in the Meeting minutes book of the relevant Committee, which shall be signed by the individual who acted as chairman of the Meeting and by the one who acted as Secretary, as well as by the Statutory Auditor or Auditors of the Corporation who shall always attend the corresponding Meetings with the right to be heard but not to vote.

     The Committees shall have the powers and authority conferred by the General Ordinary Shareholders’ Meeting and the Board of Directors, when the Shareholders’ Meeting so determines,

subject to the legal provisions in effect and to the following paragraph. The position as member of the Committee may only be performed by the members of the Board of Directors.

     The Committees shall not carry out any of the activities reserved to the Shareholders Meeting or to the Board of Directors under the Law or these By-Laws and they may not, delegate the aggregate of their powers and authority to any individual whatsoever, however they may appoint individuals to enforce their resolutions. In the absence of the aforementioned appointment, the Chairman and the Secretary of the relevant committee, as the case may be, shall be authorized to enforce such resolutions.

     The Corporation shall have an Audit Committee, which shall be composed by Directors, out of which the Chairman and the majority of them shall be Independent Directors and it shall have the attendance of the Statutory Auditor or Auditors of the Corporation, who shall attend the meetings as guests with the right to be heard but not to vote. The Audit Committee shall have the following duties, among others: (i) to draft an annual report on its activities and to submit it to the Board of Directors; (ii) to give their opinion on the transactions with related parties; including those transactions intended to be carried out by the subsidiaries of the issuer with related parties; and (iii) to propose the contracting of independent experts in the cases it deems convenient, in order to express their opinion in connection with the transactions referred to by Item fifteen of Article Thirty Third of these By-Laws.

     ARTICLE THIRTY-FIVE. –The Corporation shall have a Chief Executive Officer who shall be appointed by the Shareholders’ Meeting. The Chief Executive Officer of the Corporation, upon his or her appointment, will be the executive of higher rank of the Corporation and will be vested with the authority granted to him or her by the Shareholders Meeting.

CHAPTER SIX
OVERSIGHT

     ARTICLE THIRTY-SIX. – The oversight duties of the Corporation shall be entrusted to a Statutory Auditor and his or her alternate who shall be appointed by the General Ordinary Shareholders’ Meeting. The Statutory auditor does not need to be a shareholder of the Corporation and shall be appointed every year, may be reelected once or more and shall continue in office until the individual appointed for his or her substitution takes office. The Statutory Auditor shall have the authority and duties set forth by the Law and theses By-Laws.

     The holders of shares representing at least ten per cent of the capital stock may appoint a Statutory Auditor. The appointment of the Statutory Auditor made by the shareholders as hereunder stated may be revoked only upon the revocation of the appointment of the others.

CHAPTER SEVEN
FISCAL YEAR AND FINANCIAL INFORMATION

     ARTICLE THIRTY-SEVEN. – The fiscal year of the Corporation shall be a twelve-month period commencing on January 1st and ending on December 31st of every year.

     ARTICLE THIRTY-EIGHT. – The Board of Directors will prepare at least the following information, within a period of three months following the closing of each fiscal year:
a)
A report of the Board of Directors on the progress of the Corporation in the fiscal year, as well as on the policies followed by the Board itself, and, as the case may be, on the main existing projects;

b)	A report stating and explaining the main accounting and information policies and criteria followed in the preparing of the financial information;
c)	A statement showing, duly explained and classified, the results of the Corporations during the fiscal year;
d)	A statement showing the changes in the financial situation during the fiscal year;
e)	A statement showing the changes in the entries composing the Corporation’s assets; and
f)	The notes that are necessary to complete and clarify the information provided by the aforementioned statements.

CHAPTER EIGHT
PROFITS AND LOSSES

     ARTICLE THIRTY-NINE. – The net profits, if any, shown in the Balance Sheet, shall be allocated in the following manner:
1.	Five per cent will be separated to constitute or refund, as the case may be, the legal reserve fund, until such fund equals twenty percent of the paid-in capital;
2.
The amount that the General Ordinary Shareholders’ Meeting may determine, as the case may be, shall be separated to constitute special, additional or outstanding funds including a reserve for the acquisition of the Corporation’s own shares referred to by section first of Article fourteen bis three of the Securities and Exchange Law.

3.	The necessary amount from the balance shall be applied to the payment of dividends, if any, which may be determined by the General Ordinary Shareholders’ Meeting.
4.
The surplus, if any, shall be made available to the Meeting or to the Board of Directors if the Meeting so determines. The Shareholders’ Meeting or as the case may be, the Board of Directors’ Meeting shall apply the surplus as it may deem convenient in the benefit of the Corporation and its shareholders.

     ARTICLE FORTY. – The losses, if any, shall be born by all the shareholders in proportion to the number of shares they hold, provided their responsibility should be limited to the amount of their contributions.

CHAPTER NINE
DISSOLUTION AND LIQUIDATION

     ARTICLE FORTY-ONE. – The Corporation shall be dissolved in any of the cases set forth in article two hundred and twenty nine of the General Law of Commercial Companies.

     ARTICLE FORTY-TWO. – Upon dissolution, the Corporation shall be placed under liquidation, which shall be entrusted to one or more liquidators, as determined by the Shareholders’ Meeting. The Board of Directors shall perform the liquidation duties until the appointment of the liquidator or liquidators has been registered with the Public Registry of Commerce and until said liquidator or liquidators have taken office. The liquidation of the Corporation shall be carried as stated in the General Law of Commercial Companies; however the Shareholders’ Meeting resolving on the dissolution may provide other rules that in addition to those contained in the laws and the rules of these By-Laws are to determine the performance of the liquidators.

     General Ordinary Shareholders’ Meetings shall be held during the liquidation period, in the same manner as it has been provided for these types of Meetings during the ordinary course of business of the Corporation. The liquidators shall be vested with the same authority as the Board of Directors and shall have the duties provided by the General Law of Commercial Companies for such positions. The Statutory Auditor shall perform during the liquidation of the Corporation the same duties as those he or she performs during the ordinary course of business of the Corporation.

CHAPTER TEN
JURISDICTION AND COMPETENCE

     ARTICLE FORTY-THREE. – The Courts of Mexico City, Federal District, shall be the only competent Courts for the enforcement of theses By-Laws. For such purpose, the shareholders of the Corporation, their Administrators, Directors and Statutory Auditors, expressly submit themselves to the jurisdiction and competence of said Courts for the resolution of any controversy that may arise between any of them and the Corporation, waiving any other jurisdiction or venue that may correspond to them by virtue of their present or future domiciles or by any other reason.

ITEM V. TRADING MARKET

a) Share Ownership

     See Item I. “General Information - e) Significant changes in the Rights of equity registered in the National Equity Registry”.

b) Nature of the Trading Market

     The following tables set forth, for the periods indicated, the reported high and low sales prices of our Common Shares on the Mexican Stock Exchange, and of our GDSs on the New York Stock Exchange. Prices have not been restated in constant currency units but have been restated to reflect the stock restructuring described above.

     On March 31st, 2005, at our annual ordinary shareholders’ meeting, the establishment of a reserve in our stockholders’ equity account in the amount of US$200 millions (Ps.$2,236 million) was approved by our shareholders for the repurchase of our stock, in accordance with rules established by the Mexican National Securities and Banking Commission (the “Comisión Nacional Bancaria y de Valores” or “ CNBV”). We may purchase our Common Shares on the Mexican Stock Exchange and our GDSs on the New York Stock Exchange at prevailing prices to the extent of funds remaining in this reserve account. Repurchased shares shall not be considered as outstanding shares and will not be considered for quorum or voting rights in a shareholders meeting during the period of time in which we own those shares.

     On June 01, 2005 our shareholders approved among others termination of the Company’s GDSs Program. On June 9, 2005, we notified the depositary of our GDS program, The Bank of New York (the “Depositary”), and the New York Stock Exchange (“NYSE”), of the termination of the Deposit Agreement and instructed the Depositary to (a) file with the Securities and Exchange Commission (the “SEC”) a Post-Effective Amendment to Form F-6 to reduce the number of GDSs registered there under to zero, (b) amend the Deposit Agreement to reduce to 60 days from the date of termination of the Deposit Agreement the period for the Depositary to sell the common shares held there under and, (c) notify GDS holders of such termination. We expect that the Depositary files the Post-Effective Amendment to Form F-6 and notifies GDS holders of the termination of the Deposit Agreement, which termination shall become effective 30 days after the date of such notice. On or after such termination date, GDS holders are entitled to receive the amount of common shares represented by GDSs and, if after such date, any GDSs remain outstanding, the Depositary will discontinue any transfers of GDSs. As a result of the termination of the Deposit Agreement, the NYSE is expected to suspend trading of the GDSs immediately after the termination date and file for the delisting of the GDSs with the SEC. We expect to file for deregistration of our GDSs and common shares with the SEC upon having fewer than 300 holders resident in the United States in accordance with United States federal securities laws.

	Mexican Stock Exchange		New York Stock Exchange
	Nominal Pesos Per Common Share		US$ per GDS

	High	Low	High	Low

1999	47.30	19.00	19.87	7.00
2000	65.80	34.00	28.50	13.87
2001	51.00	22.00	21.25	9.10
2002	55.00	23.23	23.12	9.30

2003
First Quarter	25.89	20.27	9.90	7.42
Second Quarter	32.10	22.00	12.35	8.19

Third Quarter	39.60	32.00	14.56	12.25
Fourth Quarter	61.04	39.22	21.96	14.15

2004
First Quarter	74.94	49.81	26.76	18.39
Second Quarter	77.03	58.00	27.58	19.80
Third Quarter	77.47	63.31	26.97	23.21
Fourth Quarter	108.42	76.40	38.94	26.86

2005
January	100.77	91.00	35.90	32.60
February	96.3	93.17	34.67	33.55
March	99.99	88.61	35.91	31.50
April	89.60	77.44	32.00	27.99
May	80.60	75.55	29.20	27.35

June(1)	81.69	73.03	32.05	27.65

______________________________________
(1) Through June 24, 2005.

Quantitative and Qualitative Disclosure about Market Risk

     We are exposed to market risk from changes in interest rates and foreign currency exchange rates. Additionally, as of December 31, 2004, we had derivative contracts to hedge our interest rate risk, we also held equity derivative contracts for investment purposes. As during 2004 we refinance our indebtness in U.S. Dollars to pesos we did not hold outstanding derivative contracts to hedge exchange rate risk. Our risks and the potential gains and losses associated with these risks and instruments are discussed below.

     Interest Rate Risk

     Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. At December 31, 2004, we had Ps.5,386 million (US$482.8 million) outstanding of indebtedness compared with Ps.3,913.3 million (US$330.9 million) outstanding in 2003, of which 100% bore interest at fixed interest rates in 2004 compared with 83.1% in 2003 and 0% bore interest at variable rates in 2004, compared with 16.9% in 2003.

     Of the total variable rate debt, 100.0% was denominated in Mexican Pesos in 2004 and 2003.

     A hypothetical instantaneous 20% increase in the average interest rate applicable to our variable rate debt held at December 31, 2004, would have increased our interest expense for 2004 by approximately Ps.9.7 million. A hypothetical instantaneous 20% increase in the average interest rate applicable to our variable rate debt held at December 31, 2003 would have increased our interest expense for 2003 by approximately Ps.10.5 million. We manage our interest rate risk by entering into swaps and caps contracts that hedge our variable interest rate exposure from time to time.

     At December 31, 2003, we had an interest rate swap agreement that hedged an amount of Ps.2,216 million. The last period covered by the swap agreement matures on March 14, 2008 The estimated fair value of this contract as of December 31, 2004 totaled a gain for Elektra of Ps.105.5 million, and the applicable 91 days TIIE was 9.11% At December 31, 2003, we did not have interest rate contracts to hedge our outstanding debt.

     The potential gain or loss in the fair value contract position of our interest rate hedge instruments held at December 31, 2002 that would have resulted from a hypothetical instantaneous 20% change in the value of the interest rate would have been approximately Ps.124 million.

     Foreign Exchange Risk

     Our principal foreign currency exchange risk involves changes in the value of the peso relative to the United States dollar. Provided below is a summary of our net foreign currency exposure. U.S. dollar denominated assets represents principally cash and cash equivalents and accounts receivable. The U.S. dollar denominated liabilities represents primarily bank loans and long-term notes and amounts due to our suppliers.

	At December 31, 2004	At December 31, 2003

	(in millions of US dollars)	(in millions of US dollars)
U.S. dollar denominated assets	US$305.9	US$261.9
U.S. dollar denominated liabilities	6.1	296.1
Net liability position	299.8	34.2

     The cash flow required to service our liabilities is generated primarily in Mexican pesos. A hypothetical, instantaneous devaluation of the Mexican peso of 10% from the December 31, 2004 Noon Buying Rate (Ps.11.154 per U.S. dollar) would have resulted in estimated exchange losses based on our net U.S. dollar liability position at December 31, 2004 of Ps.2.9 million.

     We manage our exchange rate risk on our net liability position by entering from time to time into forward exchange contracts and options to hedge a portion of our net liability position.

     On April 21, 2004 we considerably reduced our foreign exchange risk by redeeming our US$275 million 12% Senior Notes due 2008. As a result of this, as of December 31, 2004, we did not have any foreign exchange hedge instruments.

     Equity Swaps

     As of December 31, 2004, we had ten U.S. dollar-denominated equity swap agreements outstanding. In order to comply with tax and legal requirements for our stock repurchase fund, we regularly sell repurchased stock, at times by engaging in limited equity swap transactions. We agreed to secure our obligations under these transactions by transferring an amount equal to the notional equity of such transactions. Over the term of the swap contract (which may vary from a few months to up to one year), we pay interest, or interest accrues on the notional amount, typically at a floating rate. Upon expiration of the transaction, a cash settlement payment is made equal to the difference between the initial price of the underlying stock (plus, as the case may be, accrued interest, minus dividends) and the end-date market value of the underlying stock, from Grupo Elektra to the counterparty if positive, and from the counterparty to us, if negative. Our maximum market risk under our equity swap portfolio is equal to the initial market value of the underlying shares. Set forth below is our maximum market risk exposure under our equity swap portfolio at December 31, 2004.

At December 31, 2004
			Maximum risk	Maximum market
Underlying shares	Initial Price	Notional amount	scenario price	risk exposure	Fair Value

1,500,000 Elektra*	US $5.3305	US$7.9 million	0.0	US$7.9 million	US$5.9 million
2,200,000 Elektra*	US $5.2105	US$6.2 million	0.0	US$6.2 million	US$4.9 million
1,500,000 Elektra*	US $5.8789	US$8.8 million	0.0	US$8.8 million	US$5.1 million
1,400,000 Elektra*	US $5.9533	US$8.3 million	0.0	US$8.3 million	US$4.6 million
2,500,000 Elektra*	US $5.6827	US$14.2 million	0.0	US$14.2 million	US$8.9 million
2,000,000 Elektra*	US $7.1586	US$14.3 million	0.0	US$14.3 million	US$4.2 million
1,500,000 Elektra*	US $7.1624	US$10.7 million	0.0	US$10.7 million	US$3.1 million
1,600,000 Elektra*	US $7.1111	US$11.3 million	0.0	US$11.3 million	US$3.4 million
1,500,000 Elektra*	US $7.2214	US$10.8 million	0.0	US$10.8 million	US$3.0 million
2,300,000 Elektra*	US $9.3974	US$21.6 million	0.0	US$21.6 million	(US$0.2 million)

Total 17,000,000		Total US$114.4		Total US$114.4	Total US$43.0
Elektra*		million		million	million

     The potential gain or loss in the fair value of our equity derivative instruments held at December 31, 2004 that would have resulted from a hypothetical instantaneous 10% change in the stock market price of Elektra’s share would have been approximately a US$4.3 million reduction in the gain, in case of a decrease in the price, and a US$4.3 million additional gain, in case of an increase in the price.

     Set forth below is our maximum market risk exposure under our equity swap portfolio at December 31, 2003:

At December 31, 2003
			Maximum risk	Maximum market
Underlying shares	Initial Price	Notional amount	scenario price	risk exposure	Fair Value

3,800,000 Elektra	US$2.7339	US$10.3 million	0.0	US$10.3 million	US$ 9.7 million
3,650,000 Elektra	US$2.8328	US$10.3 million	0.0	US$10.3 million	US$ 8.9 million
2,300,000 Elektra	US$5.1564	US$11.8 million	0.0	US$11.8 million	US$ 0.1 million

Tota l 9,750,000		Total US$32.5		Total US$32.5	Total US$18.8
Elektra		million		million	million

     The potential gain or loss in the fair value of our equity derivative instruments held at December 31, 2003 that would have resulted from a hypothetical instantaneous 10% change in the stock market price of Elektra’s share would have been approximately a US$1.8 million reduction in the gain, in case of a decrease in the price, and a US$1.8 million additional gain, in case of an increase in the price.

ITEM VI. RESPONSIBLE PERSONS

     The undersigned hereby express under affirmation that, within the scope of our relevant duties we prepared the information regarding the issuer contained in this annual report, which, to the best of our knowledge, reasonably reflects its condition. We further express that we are not aware of any material information that may have been omitted or misrepresented in this annual report or that the same may contain any information that may be misleading to investors.

/s/ Javier Sarro Cortina	/s/ Rodrigo Pliego Abraham

JAVIER SARRO CORTINA	RODRIGO PLIEGO ABRAHAM
Chieff Executive Officer	Chieff Financial Officer

ITEM VI. B) RESPONSIBLE PERSONS

     The undersigned represents under affirmation that, within the scope of my respective duties I have prepared the information regarding the issuer contained in the Annual report of Grupo Elektra, S.A. de C.V., corresponding to the fiscal year ended on December 31 2004, which to the best of my knowledge, reflects its condition in a reasonable manner. I further represent that I am not aware of any material information that has been omitted or misrepresented in this annual report or that this annual report contains any information that may be misleading to investors.

/s/ Rafael Guillermo Martínez de Ita
_______________________________________
RAFAEL GUILLERMO MART¥NEZ DE ITA
General Counsel

ITEM VII. ANNEX
a)	Financial Statements (Audited) and Statutory Auditor Brief.

b)	Responsibility Letters.

GRUPO ELEKTRA, S. A. DE C. V.
AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2004 AND 2003
AND INDEPENDENT AUDITORS' REPORT

1

GRUPO ELEKTRA, S. A. DE C. V. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2004 AND 2003
AND INDEPENDENT AUDITORS' REPORT

2

To the Shareholders of
Grupo Elektra, S. A. de C. V.

We have audited the accompanying consolidated balance sheets of Grupo Elektra, S. A. de C. V. and subsidiaries (the Company) as of December 31, 2004, and the consolidated statements of income, changes in shareholders' equity and changes in financial position for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Comunicaciones Avanzadas, S. A. de C. V., an associated company, whose investment in shares was valued through the equity method, were examined by other independent auditors. The investment of the Company in this associate represents 4% of total consolidated assets as of December 31, 2004 and 5% of the net consolidated income for the year ended on that date. Our opinion as to the amounts included in this investment, is based solely on the opinion of the other auditors.

We conducted our audit in accordance with Mexican Generally Accepted Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with Mexican Generally Accepted Accounting Principles. An audit includes examining, on a test basis, evidence supporting the figures and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As mentioned in Notes 2-h, 2-i, 2-m and 2-u to the financial statements, as of 2004, the Company decided on early adoption of the provisions of Bulletin C-15, "Impairment of Long-Lived Assets and Their Disposal", of Mexican Generally Accepted Accounting Principles, applying them principally to recognize the impairment of investment in shares of associated companies and related goodwill. We agree with these changes.

As is described in Notes 2-p, 2-u and 10 to the financial statements, as of 2004 the Company decided on early adoption of the provisions of Bulletin C-10, "Derivative Financial Instruments and Hedging Operations", of Mexican Generally Accepted Accounting Principles, applying them principally to the valuation and presentation of interest rate hedging instruments as well as derivative instruments indexed to Company's own stock. We agree with these changes.

In our opinion, based on our audit and the opinion of the other independent auditors referred to in the first paragraph, the consolidated financial statements mentioned above present fairly, in all material respects, the consolidated financial position of Grupo Elektra, S. A. de C. V. and subsidiaries as of December 31, 2004, and the consolidated results of their operations, consolidated changes in shareholders' equity and consolidated changes in financial position for the years then ended, in accordance with Mexican Generally Accepted Accounting Principles.

Financial statements for 2003, presented solely for comparative purposes, were audited by other independent auditors, who issued an unqualified opinion on March 19, 2004.

CASTILLO MIRANDA Y COMPAÑÍA, S. C.

G. Gabriel Llamas Monjardín

Mexico City
March 1, 2005

June 1, 2005 (exclusively for Note 16, passing remark b and c)

1

GRUPO ELEKTRA, S. A. DE C. V. AND SUBSIDIARIES
(Note 1)
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2004 AND 2003
(Thousands of Mexican pesos with purchasing power as of December 31, 2004)

A S S E T S	2 0 0 4	2 0 0 3

CURRENT ASSET:
Cash	$ 1,673,959	$ 1,088,689
Marketable securities (Note 2-c)	11,700,570	6,459,227

	13,374,529	7,547,916

Loans and other accounts receivables:
Loan portfolio and securitization of portfolio, net (Notes 2-d and 4)	11,298,069	5,713,563
Affiliated companies, net (Note 8)	500,657	282,419
Derivative financial instruments (Notes 2-p and 10)	580,511	224,338
Recoverable value added tax	255,986	491,980
Other accounts receivable	721,450	444,350

	13,356,673	7,156,650

Prepaid expenses	235,925	78,532

Inventories (Note 5)	3,697,156	3,295,272

Total current assets	30,664,283	18,078,370
PROPERTY, FURNITURE, EQUIPMENT AND INVESTMENT IN
STORES, net (Note 6)	5,247,801	4,172,757
INVESTMENT IN SHARES OF ASSOCIATED COMPANIES (Note 7)	917,711	885,554
GOODWILL, net (Note 2-i)	760,509	1,432,378
OTHER ASSETS	559,144	597,023

	$ 38,149,448	$ 25,166,082

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITES WITH FINANCIAL COST:
Short-term debt (Note 9)	$ 1,016,621	$ 766,267
Demand and term deposits (Note 2-j)	17,493,967	8,708,652
Financial and operational leasing (Note 11)	2,375	27,012

	18,512,963	9,501,931

CURRENT LIABILITES WITHOUT FINANCIAL COST:
Suppliers	4,420,742	3,260,035
Other accounts payable and accumulated expenses	1,270,135	1,369,815

	5,690,877	4,629,850

Total current liabilities	24,203,840	14,131,781
Long-term debt less current portion (Note 9)	4,386,369	3,248,556
Deferred taxes (Note 14)	1,119,782	897,780
Deferred credits from warranty sales	393,561	356,646
Financial and operational leasing (Note 11)		2,208
Other liabilities	148,649	105,246

Total liabilities	30,252,201	18,742,217

SHAREHOLDERS' EQUITY (Note 13):
Capital stock	727,860	716,860
Premium on placement of shares	1,299,203	1,241,700
Retained earnings	10,082,259	8,392,244
Reserve for repurchase of shares	521,164	619,788
Deficit in the restatement of capital	(4,733,239)	(4,592,082)

Majority shareholder investment	7,897,247	6,378,510
Minority shareholder investment		45,355

Total shareholders' equity	7,897,247	6,423,865
SUBSEQUENT EVENTS (Note 16)
CONTINGENCIES (Note 17)
	$ 38,149,448	$ 25,166,082

2

The accompanying seventeen notes are an integral part of these consolidated financial statements.

3

GRUPO ELEKTRA, S. A. DE C. V. AND SUBSIDIARIES
(Note 1)
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
(Thousands of Mexican pesos with purchasing power as of December 31, 2004, except for figures of profit per share)

	2 0 0 4	2 0 0 3

Revenues (Note 2-s)	$ 24,964,894	$ 21,664,361
Costs (Note 2-s)	13,460,135	12,200,488

Gross profit	11,504,759	9,463,873

Administrative, sales and promotion expenses	(7,375,246)	(5,834,710)
Depreciation and amortization	(1,221,415)	(1,053,203))

	(8,596,661)	(6,887,913)

Operating income	2,908,098	2,575,960

Comprehensive financing cost:
Interest income	237,941	305,602
Interest expense	(782,801)	(755,105)
Foreign exchange loss, net	(64,297)	(213,064)
Gain on monetary position	176,871	135,157
Derivative financial operations (Notes 2-p and 10)	626,690	(89,455)

	194,404	(616,865)

Other expenses (Notes 2-h, 2-i and 2-m)	(724,859)

Income before the following provisions	2,377,643	1,959,095
Provisions for taxes and employees' statutory profit
sharing (Note 14)	(603,931)	(532,805)

Income before results from the associated
companies	1,737,712	1,426,290
Share of the net income (loss) of associated companies
(Notes 2-h and 7)	$ 96,928	(221,690)

Consolidated net income	$ 1,870,640	$ 1,204,600

Income (loss) of minority shareholders	$ 0.00	$ 2,892

Income of majority shareholders	$ 1,870,640	$ 1,201,708

Basic and diluted earnings per share (Note 2-o)	$ 7,861	$ 5,032

The accompanying seventeen notes are an integral part of these consolidated financial statements.

4

GRUPO ELEKTRA, S. A. DE C. V. AND SUBSIDIARIES
(Notes 1 and 13)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
(Thousands of Mexican pesos with purchasing power as of December 31, 2004)

		Premium on			Reserve for	Deficit in the	Minority
	Capital	placement	Retained		repurchase	restatement	share
	stock	of shares	earnings		of shares	of capital	holders	Total

BALANCES AT DECEMBER 31, 2002	$ 716,709	$ 1,190,697	$ 7,388,634		$ 466,507	$ (4,018,848)	$ 68,281	$ 5,811,980
Reduction of premium on placement of shares resulting
from repurchase of shares of subsidiaries		(167,744)						(167,744)
Capital contribution	151	793						944
Dividend decree			(198,098)					(198,098)
Repurchase of shares		(107,800)			153,281			45,481
Profit on capital derivative financial operations		325,754						325,754
Comprehensive income (Notes 2-q and 13-d)			1,201,708			(573,234)	(22,926)	605,548

BALANCES AT DECEMBER 31, 2003	716,860	1,241,700	8,392,244		619,788	(4,592,082)	45,355	6,423,865
Reduction of premium on placement of shares resulting
from purchase of shares of subsidiaries		(158,330)						(158,330)
Capital contribution	11,000							11,000
Dividend decree (Note 13-e)			(254,511)					(254,511)
Sale (repurchase) of own shares		215,833			(98,624)			117,209
Comprehensive income (Notes 2-q and 13-d)			1,944,526	*		(141,157)	(45,355)	1,758,014

BALANCES AT DECEMBER 31, 2004	$ 727,860	$ 1,299,203	$ 10,082,259	**	$ 521,164	$ (4,733,239)	$ -	$ 7,897,247

Retained earnings as of December 31, 2004 and 2003 include $ 10,094,027 and $ 9,460,629, respectively, of subsidiaries and associates.

*	Includes $ 73,886 of profits from interest rate coverage instruments (Notes 10 and 12-d).

**	Includes $ 111,995 from the legal reserve.

The accompanying seventeen notes are an integral part of these consolidated financial statements

5

GRUPO ELEKTRA, S. A. DE C. V. AND SUBSIDIARIES
(Note 1)
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
(Thousands of Mexican pesos with purchasing power as of December 31, 2004)

	2 0 0 4	2 0 0 3

OPERATION:
Consolidated net income	$ 1,870,640	$ 1,204,600
Charges (credits) to income not affecting resources:
Depreciation and amortization	1,221,415	1,053,203
Impairment of goodwill and investments	724,859
Allowance for credit losses (Note 4)	780,667	484,368
Provision for seniority premiums and pension plan	18,601	17,467
Valuation of derivative financial instruments
(Notes 2-p and 10)	(480,013)
Equity in the results of and amortization of goodwill
of Comunicaciones Avanzadas, S. A. de C. V.,
net and other associates	(96,928)	221,690
Provision for deferred taxes	222,002	189,981
Increase in demand and term deposits	8,785,314	7,765,118
(Increase) in loan portfolio	(6,365,173)	(2,555,438)
Net change in inventories, other accounts receivable,
other assets, affiliated companies, other accounts
payable and accumulated expenses	208,960	(900,362)

Resources generated by operations	6,890,344	7,480,627

FINANCING:
Premium on placement (own and subsidiaries)	(158,330)	(167,744)
(Settlement) obtaining bank loans, net	1,357,931	(1,742,211)
Financial leasing	(26,845)	(88,007)
Capital contribution	11,000	943
Dividend decree	(254,511)	(198,098)
Operations with derivative financial instruments	123,841	(325,754)
Sale of own shares - Net	117,209	45,481

Resources generated (utilized) in financing activities	1,170,295	(2,475,390)

INVESTMENT:
Acquisition of property, furniture, equipment and investment
in stores	(2,083,651)	(1,113,426)
Subsidiaries's shares	(150,375)	(203,115)

Resources utilized in investment activities	(2,234,026)	(1,316,541)

Increase in cash and marketable securities	5,826,613	3,688,696
Cash and marketable securities at beginning of year	7,547,916	3,859,220

Cash and marketable securities at end of year	$ 13,374,529	$ 7,547,916

The accompanying seventeen notes are an integral part of these consolidated financial statements.

6

GRUPO ELEKTRA, S. A. DE C. V. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

(Monetary figures expressed in thousands of Mexican pesos ($) with purchasing power as of December 31, 2004, except figures in foreign currency, the exchange rates mentioned in Note 3, the payment for each telephone equipment mentioned in Note 8 and prices per share mentioned in Note 13)

NOTE 1. COMPANY ACTIVITY

Grupo Elektra, S. A. de C. V. ("Grupo Elektra") and its subsidiaries (the Company) are mainly engaged in the sale of household and major appliances, household furniture, cellular telephones and personal computers through a chain of 930 stores in Mexico and 77 stores in Guatemala, Peru and Honduras. The Company operates four store formats: Elektra, Salinas y Rocha, Bodega de Remates and Electricity.

Additionally, the Company offers a series of financial products and services, the most important of which are granting loans for purchases of durable goods, personal loans, receiving deposits and opening savings and investment accounts, as well as performing money transfer services from the United States to Mexico and within Mexico, and performing money transfers from Mexico to Guatemala, Honduras and Peru.

On July 18, 2003, Grupo Elektra acquired in the amount of US$ 2.8 million ($ 33,679) all the outstanding shares of CIGNA Seguros, S. A., which was renamed Seguros Azteca, S. A. de C. V. (Seguros Azteca), and which offers life, accident and health insurance to the Company's customers. This purchase did not include portfolios of insureds or liabilities. Seguros Azteca began operations on February 12, 2004.

In April 2002 Grupo Elektra received authorization from Mexico's Finance Ministry (SHCP) to operate a Retirement Saving Fund Administrator, named Afore Azteca, S. A. de C. V. (Afore Azteca). It started operations at the beginning of July 2003.

Grupo Elektra received approval from the SHCP to incorporate Banco Azteca, S. A. de C. V., Institución de Banca Múltiple (BAZ), which began operations in the last quarter of 2002 and, at December 31, 2004, had established branches in the 930 Elektra and Salinas y Rocha stores and approximately 200 other branches in third party channels.

Prior to the outset of operations of BAZ, Elektrafin Comercial, S. A. de C. V. (Elektrafin), a wholly owned subsidiary, granted financing to the company's customers to acquire merchandise at the Elektra and Salinas y Rocha stores. In December 2003, Elektrafin was merged into Elektra.

Grupo Elektra received authorization by the Superintendent of Banks of Panama on November 24, 2004, resolution number SB-224-2004. As of December 31, 2004, it had not begun operations.

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At December 31, 2004, Grupo Azteca's main subsidiaries and associates are as follows:

		Percentage of
Company	Activity	participation (%)

Elektra del Milenio, S. A.	Sale of household appliances, furniture,
de C. V. (Elektra)	telephones and computers	100.00
Banco Azteca, S. A. (BAZ)	Banking and credit services	100.00
Salinas y Rocha, S. A. de	Sale of household appliances, furniture,
C. V. (SyR)	telephones and computers	100.00
Inmuebles Ardoma, S. A.
de C. V. and subsidiaries
(Ardoma)	Lease of buildings to related parties	100.00
Comunicaciones Avanzadas,	Majority shareholder of Azteca
S. A. de C. V. (CASA)	Holdings, S. A. de C. V. (See Note 7)	35.80

Following is the condensed financial position of BAZ at December 31, 2004 and 2003, and the results of its operations for the years then ended, audited by independent accountants and provided to the Mexican Banking and Securities Commission (the Commission):

Statement of financial position:

	2 0 0 4	2 0 0 3

Assets:
Cash and marketable securities	$ 9,793,437	$ 3,943,096
Loan portfolio, net	10,729,623	5,311,000
Other accounts receivable	681,000	309,000
Furniture and equipment, net	1,010,000	499,000
Other assets	595,871	373,000

	$ 22,809,931	$ 10,435,096

Liabilities and shareholder equity:
Demand and term deposits	$ 18,790,000	$ 9,298,000
Other liabilities	2,518,146	414,014
Shareholder equity	1,501,785	723,082

	$ 22,809,931	$ 10,435,096

Statements of income:

Total income from operations	$ 5,290,551	$ 2,531,806
Promotion and administrative expenses	(4,727,044)	(2,298,563)

Operating income	563,507	233,243

Income tax	196,158	(77,362)

Net income (loss)	$ 367,349	$ (155,881)

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The Company, through its subsidiary Banco Azteca, S. A. provides services such as bankruptcy administration and orders, investments, custody and guarantees, whose balances as of December 31, 2004 and 2003 were $ 5,366,000 and $ 2,629,000, respectively.

The subsidiary Afore Azteca, S. A. de C. V. administers the resources of individual retirement accounts for workers through the Sociedades de Inversion Especializadas en Fondos para el Retiro (Investment Societies Specialized in Retirement Funds), known as Siefore Azteca, S. A. de C. V. and Siefore Azteca Básica, S. A. de C. V. The balance of these resources as of December 31, 2004 and 2003 were $ 2,559,275 and $ 656,968 respectively.

On November 11, 2004 Grupo Elektra formally requested the listing of its shares on Spain's Latibex Market, and began trading its stock on November 16, 2004 under the ticker "XEKT" Latibex is the only international market dedicated to Latin American equities in Euros, and is regulated by the current Spanish Stock Exchange Market Laws. This market represents an ideal way to efficiently attract European investments in Latin American companies, as it allows investors from that region to buy and sell stock of the main Latin American companies through a unique market, with a unique operating system to contract and settle under one currency: the Euro. As a result, Latin American equities quoted on Latibex are traded and settled as any other Spanish equity. In addition, Latibex represents for Latin American companies a simple, efficient and transparent access to the European equities markets. Grupo Elektra's ordinary shares, with full corporate and economic rights, trade in the same units traded in Mexico: one common share.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The financial statements of Banco Azteca, Afore Azteca and Seguros Azteca included in the consolidated financial statements have been prepared in accordance with the accounting criteria established by the Commission, which are the same as Mexican Generally Accepted Accounting Principles (Mexican GAAP).

Below is a summary of the most significant accounting policies, including the concepts, methods and criteria related to recognition of the effects of inflation on the financial information:

a. Recognition of the effects of inflation

The accompanying consolidated financial statements have been prepared in accordance with Mexican GAAP and are expressed in constant pesos with purchasing power as of December 31, 2004, in accordance with the following policies:

- Inventory and cost of sales are restated by using the replacement cost method.

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- Property, furniture, equipment, investment in stores, minority investments in shares, goodwill and the components of shareholder equity are restated by applying factors derived from the Mexican National Consumer Price Index (INPC).

- The gain on monetary position represents the profit from inflation, as measured by the INPC, on the monthly net monetary liabilities and assets during the year, restated to pesos with purchasing power as of the end of last year.

- The result from holding non-monetary assets represents the increase of the restated value of these assets, applying specific costs above or below inflation measured in terms of the INPC, and is included in the insufficiency in the restatement of capital.

- The INPC used to recognize the effects of inflation on the financial statements was 112.550 and 106.996 as of December 31, 2004 and 2003, respectively.

b. Principles of consolidation

The consolidated financial statements include those of the Company and all of its controlled subsidiaries. All intercompany balances and operations have been eliminated in the consolidation.

c. Investments in securities

The Company considers all highly liquid investments with maturity of less than three months to be cash equivalents.

Investments in securities are classified in accordance with their intended use as trading securities, available-for-sale securities and held to maturity securities. The classification is determined in accordance with the intention of the company's management at the time the securities are acquired.

Trading securities are initially recorded at their acquisition cost, plus yields generated, calculated in accordance with the straight-line method. As of the balance sheet date, trading securities are stated at their net realizable value, based on their estimated market value, determined based on processed price vectors, published by an authorized pricing expert authorized by the Commission. Unrealized gains and losses are recognized in income.

At December 31, 2004 and 2003, negotiable securities principally government instruments, were as follows:

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	2 0 0 4						2 0 0 3

		Cost of		Appreciation	Annual	Market	Market
Instrument	Securities	acquisition	Interest	or interest	rate	value	value

Cetes	21,305,311	$ 200,000			8.81	$ 200,000	$ 53,000
BPAS	32,365,240	3,212,000	$ 9,000	$ 10,000	8.85	3,231,000	230,000
BREMS	8,494,900	846,000		1,000	8.83	847,000	202,000
BPAT	34,247,223	3,356,000	14,000	38,000	8.82	3,407,000	1,604,000
BONDEST	687,084	70,000			8.82	70,000	657,000
Certificates
Trusts	574,000,000	574,000	4,000		12.81	578,000
Bank note							528,000

Total	671,099,758	$ 8,258,000	$ 27,000	$ 49,000		$ 8,333,000	$ 3,274,000

At December 31, 2004 and 2003, Grupo Elektra's other marketable securities amounted to $ 3,367,570 and $ 3,185,227, respectively, and are represented by debt and capital instruments, short-term government bonds and securities denominated in pesos and U.S. dollars.

For the various derivative financial instruments indexed to Company's own shares operations carried out by Grupo Elektra, there is a guarantee for the payment of consideration agreed to in the contracts, which amounts to $ 1,282,640 and $ 385,563 as of December 31, 2004 and 2003, respectively (See Notes 2-p and 10).

d. Loan portfolio

The balance of the loan portfolio is represented by the amounts actually granted to borrowers, plus uncollected accrued interest and deducted from interest collected in advance and from the allowance for credit losses.

Loans are considered past due based on their total unpaid balance, when interest or installment payments are not received within the terms shown below:

- Loans with a single payment of principal and interest 30 days or more past due.

- Loans with a single payment of principal at due date and periodic interest payments 90 days or more past due on interest payments or 30 days or more past due on the payment of principal.

- Loans with installments on the principal and interest, at 90 days or more in arrears.

- Revolving loans if there are two monthly billing periods, or 60 or more days past due.

- Mortgage loans, when principal and interest payments are 90 days or more past due.

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e. Allowance for credit losses

The Company has created reserves in accordance with expected losses, based on historical experience. The calculation of this reserve was performed following the methodology utilized by Elektrafin, a Company that granted loans until 2002, and which merged with Elektra in 2003 before BAZ began operations, which consisted of increasing the allowance for doubtful accounts for each credit sale.

f. Inventories and cost of sales

Inventories and cost of sales are originally determined by the average cost method and are restated as mentioned in Note 2-a. Value of inventories so determined do not exceed current market value (See Note 5).

g. Property, furniture, equipment and investment in stores

Real estate, furniture and equipment are expressed at cost of acquisition and are restated as explained in Note 2-a. Investment in stores represents expenditures necessary to prepare the stores operated by the Company, and is restated as mentioned in Note 2-a. As of December 31, 2004 and 2003, the Company owned 164 and 134 stores and rented 843 and 745 stores, respectively.

Depreciation is calculated by the straight-line method, based on the estimated useful lives of the assets. Amortization of investment in stores is calculated by the straight-line method over periods not exceeding five years (See Note 6).

The company conducts a major part of its operations from leased facilities, which include 882 stores, nine warehouses and the building housing the company's headquarters. These facilities are under operating leases that expire over the next nine years. Most of the operating leases are renewable for periods of three to five years.

Some of the rental payments on store facilities are based on a minimum rental and a percentage of the store's sales (contingent rentals). In most cases, management expects leases to be renewed or replaced by other properties.

h. Investments in shares of associated companies

The investment in CASA is valued by the equity method. The equity in the results of CASA is shown in the statement of results net of the amortization of goodwill, which amounted to $ 67,601 in each of the years ended December 31, 2004 and 2003.

The other investments in shares in which it owns less than 10% of the capital are expressed originally at cost and are restated as mentioned in Note 2-a.

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In accordance with the accounting provisions of Bulletin C-15, "Impairment in the Value of Long-Lived Assets and Their Disposal", of Mexican Generally Accepted Accounting Principles, the value of the shares in permanent investments is subject to tests of impairment in those cases where the value of the use is less than the accounting value. The difference is the impairment of goodwill.

As of December 31, 2004, the Company recorded a charge to results within the heading of other expenses of $ 82,472 for the concept of impairment in the value of these investments.

i. Goodwill

Until December 31, 2004, the excess of cost of the shares of associates and subsidiaries over the book value (goodwill) is amortized over 20 years, negative goodwill is amortized over five years; both are restated as mentioned in Note 2-a. The accumulated amortization of goodwill amounts to $ 523,906 and $ 865,447 as of December 31, 2004 and 2003, respectively. The related negative goodwill amortization for the year ended December 31, 2003 amounted $ 5,801 and is included in the depreciation and amortization expense. In accordance with the accounting provisions of Bulletin C-15, "Impairment in the Value of Long-Lived Assets and Their Disposal", of the Mexican Generally Accepted Accounting Principles, goodwill is subject to tests of impairment in those cases where the value of use is less than the accounting value. The difference is the impairment of goodwill.

During the year ended December 31, 2004, the Company recognized in its results within the heading of other expenses the amount of $ 642,387 for impairment of goodwill.

As of December 31, 2004, the balance of goodwill presented in the balance sheets only corresponds to CASA.

j. Demand and term deposits

BAZ liabilities for this concept are composed of interest bearing deposits and savings, which are represented by concentrated, savings and investment accounts, as well as notes with yields payable on maturity. These liabilities are recorded at capture or placement costs plus accrued interest determined by days transpired as of the monthly close. These are charged to the results.

The balance for this heading account is detailed as follows:

	2 0 0 4	2 0 0 3

Interest bearing deposits:
Investment "Inversión Azteca"	$ 10,518,966	$ 5,426,965
Savings "Ahorro Guardadito"	5,427,993	3,263,933
Checking concentrated accounts	339,868	5,880
Other	847,246
Money market	324,348

	17,458,421	8,696,778
Interest creditors	35,546	11,874

	$ 17,493,967	$ 8,708,652

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Ahorro Guardadito and Inversion Azteca demand deposits accrue annual interest from 0.5% to 1.5% in savings and in investments from 4% to 6%, respectively (79% of the account), and from 6% to 8% annually (21% of the account).

Money market funds have $ 324 million with interest at 8.95% with maturity dates principally between 90 and 180 days. The remainder is at a 9.01% rate with 30 day maximum terms.

k. Income Tax, Asset Tax and Employees' Statutory Profit Sharing

The Company recognizes the effects of deferred taxes by applying the income tax rate to all differences between the book and tax values of assets and liabilities, and considering tax-loss carry-forwards and asset tax recoverable likely to be obtained.

Deferred employees' statutory profit sharing (ESPS) is determined considering the non-recurring temporary differences between the book profit and the taxable base determined under Income Tax Law for ESPS purposes.

l. Labor obligations

Seniority premiums, to which employees are entitled upon termination of employment after 15 years of service, as well as benefits from the non-contributory retirement plans established by the Company's subsidiaries for their employees, to which they do not contribute, are recognized as costs of the years in which the services are rendered through contributions to irrevocable trust funds, based on actuarial studies. (See Note 12).

Other seniority-based compensation, to which employees may be entitled in the event of dismissal or death, in accordance with the Mexican Federal Labor Law, is charged to results in the year in which it becomes payable. (See Note 2-u).

During 2004 and 2003 the Company paid for personnel services in various companies, which in accordance with Mexican Generally Accepted Accounting Principles are considered related parties and which are recognized in the expenses for sales, administration and promotion for $ 1,524,860 and $ 1,247,753, respectively.

m. Review of the values of long-lived assets

The Company periodically evaluates the recovery value of its tangible and intangible long-lived assets, including goodwill, based on future flows from its two cash-generating units (sales and credit). If the accounting value of the assets exceeds the use value (discounted flows) a loss from impairment of these assets is recognized.

The procedure and criterion used by the Company are in agreement with the provisions established in Bulletin C-15, "Impairment in the Value of Long-Lived Assets and Their Disposal", of Mexican Generally Accepted Accounting Principles, issued in March 2003.

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The principal effect on the year ended December 31, 2004 of applying this principle represented a decrease in goodwill and investments in shares in the amount of $ 724,859. This amount is presented in the statement of results under the heading of other expenses (See Notes 2-i, 2-h and 2-u).

n. Transactions in foreign currencies and translation of foreign operations

Transactions in foreign currencies are recorded at the exchange rates prevailing on the dates on which they are entered into. Assets and liabilities denominated in these currencies are stated at Mexican peso equivalents current as of the date of the balance sheet. Exchange differences arising from fluctuations in the exchange rates between the dates on which transactions are entered into and those on which they are settled or valued at the close of the year are applied to the results (See Note 3).

To consolidate the operations of the subsidiaries in Guatemala, Honduras and Peru, the Company restates the figures of these subsidiaries by applying inflation factors of each country and converts the assets and liabilities (monetary and non-monetary), as well as the income and expenses at the exchange rate in effect on the date of the close of the year. The effect caused by the conversion of these financial statements as of December 31, 2004 and 2003 amounted to $ 71,313 and $ 44,171, respectively, and was presented within the shareholder equity and insufficiency in the restatement of capital.

o. Earnings per share

Earnings per share is calculated by dividing the consolidated net income by the weighted average number of shares outstanding in 2004 (237,957,378) and 2003 (239,378,021). Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then share in the earnings of Grupo Elektra. The effect of stock options granted to the company's employees on earnings per share did not have a material effect on the calculation of diluted earnings per share.

p. Operations with derivative financial instruments

Beginning in 2004, the effects of operations with derivative financial instruments indexed to Company's own shares are recognized in the statement of income as a profit or expense, and those resulting from interest rate coverage instruments are recognized in the comprehensive income, both at their fair value as of December 31 of each year. (See Notes 10 and 13).

Until December 31, 2003 profits and losses from derivative financial operation contracts were recorded within the premium for placement of shares because it dealt with operations with the Company's own shares. Until 2003, accrued interest expense on the transactions, as well as dividends pertaining to these shares, were recorded in income.

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Beginning in 2004, the Company chose early adoption of Bulletin B-10, "Derivative Financial Instruments and Coverage Operations" of the Mexican Generally Accepted Accounting Principles. The effects of these operations amounted to $ 626,690 and were recognized in the comprehensive cost of financing and $ 73,886 in comprehensive income (See Notes 2-u and 10).

Valuation of interest rate futures purchase operations at the end of the year carried out by BAZ are presented in the balance sheet in net form, together with the primary position whose risk is being covered.
That is, within demand deposits.

q. Comprehensive income

Comprehensive income includes the net income for the year, plus any items which, in accordance with Mexican Generally Accepted Accounting Principles, must be recorded directly in the shareholder equity and are not capital contributions or reductions (See Note 13-d).

r. Revenue recognition

The Company recognizes revenue on sales when goods are delivered to customers.

Interest is recognized as income when accrued, applying the straight-line method. However, recognition of interest is suspended at the time when loans are reclassified to the past due portfolio. With respect to uncollected ordinary accrued interest corresponding to loans classified to the past due portfolio, an estimate is created for an amount equivalent to the total amount at the time the loan is reclassified to the past-due portfolio. Accrued interest (late) during the period in which the loan is classified to the past due portfolio is not recognized as income until it is actually collected.

Revenues from money transfer services represent the commissions paid by Western Union to Elektra arising from money transfers collected in BAZ located in Elektra and SyR stores and third party channels, plus the Company's share of the foreign exchange gain, as well as commissions paid by Elektra's customers for money transfers within Mexico. Both types of commissions are recorded when services are provided.

Revenues from extended warranty sales are recorded as deferred credits on the date the contracts are sold, and are applied to income using the straight-line method over the terms of the extended warranties (from two to five years).

Income from the sale of life insurance policies are recorded at the time the policies are issued, and are decreased by the premiums paid for reinsurance.

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s. Presentation of revenues and costs

In order to match income derived from the Company's credit activities with the costs necessary to generate them, interest accrued from credit sales and investments of BAZ, late interest and the result from monetary position of financial margin related to credit operations and investment of BAZ are presented as income. Similarly, interest paid for savings and the estimate for credit risk are classified within costs.

Other interest earned or paid is classified as part of the comprehensive cost of financing.

Below is an analysis of the Company's income and cost.

	2 0 0 4	2 0 0 3

Income:
Sales of merchandise	$ 17,681,988	$ 15,981,848
Interest accrued, late interest
and other income	6,390,361	4,939,395
Money transfers (*)	892,545	743,118

	$ 24,964,894	$ 21,664,361

Costs:
Cost of merchandise	$ 12,852,268	$ 11,308,228
Interest paid on saving accounts	(183,917)	400,036
Allowance for credit losses	780,667	484,368
Interest on money transfer
funding	11,117	7,856

	13,460,135	12,200,488

      (*) In January 1996, Elektra signed an exclusive agreement with Western Union for the transfer of money from the United States to Mexico. For this purpose, Western Union deposited US$142 million into an escrow account. These funds were invested by the escrow account in purchasing 2% of the shares of three subsidiaries of Grupo Elektra. Each year of the agreement, the escrow account sells a portion of the shares of the subsidiaries equivalent to US$14.2 million, which are paid annually to Elektra as consideration for the exclusive services.

t. Use of estimates

Preparation of financial statements in accordance with Mexican Generally Accepted Accounting Principles requires that management make estimates that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

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u. New announcements

In March 2003, Bulletin C-15, "Impairment in the Value of Long-Lived Assets and Their Disposal", of the Mexican Generally Accepted Accounting Principles was published, effective as of January 1, 2004.
This bulletin establishes rules for the calculation, presentation and disclosure of losses from impairment of tangible and intangible long-term assets. The effects of recognizing the provisions of this bulletin are shown in Notes 2-h, 2-i and 2-m.

In May 2004, Bulletin B-7, "Acquisitions of Businesses", of the Mexican Generally Accepted Accounting Principles was published, mandatory for financial statements for periods beginning January 1, 2005, although early application is recommended. Bulletin B-7 provides updated rules for accounting treatment of business acquisitions and investments in associated entities and establishes, among other things: adoption of the purchase method as the only valuation rule for these operations; eliminates amortization of goodwill, which must be subject to impairment rules; provides rules for the accounting treatment of transfers of assets or exchange of shares between entities under common control, as well as acquisitions of minority interests based on the provisions of Bulletin B-8, "Consolidated and Combined Financial Statements and Valuation of Permanent Investments in Shares". The financial statements as of December 31, 2004 observe the provisions contained in the bulletin related to impairment of the value of goodwill, with the effects described in Notes 2-h, 2-i and 2-m.

In April 2004, Bulletin C-10, "Derivative Financial Instruments and Coverage Operations", of the Mexican Generally Accepted Accounting Principles was issued, mandatory for financial statements beginning in January 2005, although its early application is recommended. It establishes criteria for operations with derivative instruments in order to be considered as such and improves and adds definitions of terms.

It incorporates provisions about the elements that participate in coverage operations, including the formal documentation before beginning the coverage and measurement of the effectiveness of the coverage, among other things, classifies coverages as three kinds: a) fair value, b) cash flow, and c) foreign currency, and provides specific rules for each type of coverage, its valuation, recognition, presentation and disclosure.

In general terms, Bulletin C-10 provides that for fair value coverage, the fluctuation in fair value for the derivative as well as the open risk position must be recognized in the results of the period in which it occurs, while for cash flow coverage, the effective part of the fluctuations of fair value must be recorded in the comprehensive income account within shareholder equity, and the ineffective part must be recognized in the results for the period. The financial statements as of December 31, 2004 provide early recognition of the provisions of this bulletin, with the effects mentioned in Note 10.

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The effects related to the application of this Bulletin in the financial statements as of December 31, 2004 represented an increase in comprehensive income in the year ended on that date of $ 73,886.

In April 2004 amendments were issued to Bulletin C-2 of the Mexican Generally Accepted Accounting Principles, mandatory for financial statements beginning as January 1, 2005, although early application is recommended. C-2 establishes principally that fluctuations in the fair value of financial instruments classified as available for sale must be recognized in the comprehensive income and reclassified to the result for the period at the time of sale of these instruments, makes possible transfers between some of the categories that the financial instruments are classified to, provided that they comply with conditions and rules for accounting recognition, expands the application of impairment of instruments available for sale and provides more accurate rules for its recognition.

In January 2004, the Mexican Institute of Public Accountants issued new Bulletin D-3, "Labor Obligations", of the Mexican Generally Accepted Accounting Principles, which eliminates the concept of unforeseen payments that affect the results for the year in which the decision to pay them was made, to include in its place "Compensation at the end of the labor relationship" defined as the compensation granted to workers when the labor relationship is ended before reaching retirement age. Therefore it must follow rules for valuation and disclosure required for pensions and seniority premiums.

This provision becomes effective January 1, 2005, and permits the option of immediately recognizing the resulting temporary asset or liability in the results for the year or amortization in accordance with the average remaining labor life of the workers.

As of the date of the presentation of this report, the valuation of the effect of these provisions is being determined.

v. Reclassifications

Certain prior period amounts have been reclassified in order to conform to the current presentation.

NOTE 3. FOREIGN CURRENCY POSITION

The following information is expressed in thousands of U.S. dollars, because this is the Company's principal foreign currency.

The Company had the following foreign currency assets and liabilities:

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2 0 0 4

Central and
South
	Mexico	America (*)	Total

Assets	US$ 305,915	US$ 26,841	US$ 332,756
Liabilities	(6,056)	(26,326)	(32,382)

Net position - long	US$ 299,859	US$ 515	US$ 300,374

2 0 0 3

Assets	US$ 261,961	US$ 34,755	US$ 296,716
Liabilities	(296,169)	(21,961)	(318,130)

Net position – (short) long	US$ (34,208)	US$ 12,794	US$ (21,414)

(*) Denominated in various currencies, which were translated to US dollars at the exchange rates in effect on December 31, 2004 and 2003.

At December 31, 2004, the exchange rate was $ 11.15/US$ 1.00 ($ 11.23/US$ 1.00 at December 31, 2003). At March 1, 2005, the exchange rate was $ 11.09 to the US dollar. The Company had entered into certain exchange rate coverage agreements as mentioned in Note 10.

Below is a summary of the principal operations carried out locally in foreign currency during 2004 and 2003:

	2 0 0 4	2 0 0 3

Revenues from money transfer services	US$ 45,201	US$ 37,618
Sale of merchandise in Peru, Guatemala
and Honduras	154,753	99,335
Merchandise imports	(92,573)	(59,478)
Interest expense	(29,598)	(39,210)
Fees	(3,077)	(3,460)
Other	(37,383)	(26,772)

Net	US$ 37,323	US$ 8,033

NOTE 4. LOAN PORTFOLIO AND SECURITIZATION OF THE PORTFOLIO

Loan portfolio balances are as follows:

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	2 0 0 4	2 0 0 3

Consumer loans	$ 10,155,645	$ 5,865,971
Personal loans	2,304,114	572,197
Other loans	52,380	10,574

Total loan portfolio	12,512,139	6,448,742

Less:
Past due receivables written-off in
the year	(585,928)	(301,776)
Allowance for credit losses	(628,142)	(433,403)

	$ 11,298,069	$ 5,713,563

Net loan portfolio of Guatemala,
Peru and Honduras	$ 567,150	$ 363,164

Net loan portfolio of Mexico	$ 10,730,919	$ 5,350,399

Securitization of receivables

Elektrafin established a revolving securitization program to securitize its receivables through the transfer of a portion of its receivable collection rights to a trust fund in exchange for cash.

In March 2003, Elektrafin anticipatorily liquidated its portfolio securitization program as of that date and paid a commission for anticipatory termination of $ 40,185, which is included in the statement of results for 2003 as part of other financial operations in the comprehensive cost of financing.

The movement of the allowance for credit losses is as follows:

	2 0 0 4	2 0 0 3

Initial balance	$ 433,403	$ 250,811
Increases	780,667	484,368
Applications	(585,928)	(301,776)

Final balance	$ 628,142	$ 433,403

NOTE 5. INVENTORIES

	2 0 0 4	2 0 0 3

Electronics	$ 1,429,968	$ 1,363,254
Household appliances	877,797	735,299
Computers	488,672	399,853
Furniture and fixtures	358,254	293,516
Telephones	477,118	454,375
Other	65,347	48,975

	$ 3,697,156	$ 3,295,272

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NOTE 6. PROPERTY, FURNITURE, EQUIPMENT AND INVESTMENT IN STORES

			Average annual
			depreciation and
			amortization
	2 0 0 4	2 0 0 3	rate (%)

Buildings	$ 2,276,253	$ 2,214,776	3
Computer equipment	1,870,122	1,605,274	30
Satellite network	492,174	455,390	10
Transportation equipment	548,351	531,385	23
Furniture and fixtures	951,654	743,707	14
Machinery and equipment	368,422	397,522	10

	6,506,976	5,948,054
Accumulated depreciation	(3,751,959)	(3,791,723)

	2,755,017	2,156,331
Land	993,591	1,009,291

	3,748,608	3,165,622
Investment in stores, net	1,499,193	1,007,135	20

	$ 5,247,801	$ 4,172,757

NOTE 7. INVESTMENTS IN SHARES

	2 0 0 4	2 0 0 3

CASA y TV Azteca	$ 701,428	$ 684,095
Empresas Turísticas Integradas,
S.A.	37,743	33,020
Banco Azteca (Panama)	112,632
Other	65,908	168,439

	$ 917,711	$ 885,554

On March 26, 1996, Grupo Elektra acquired 35.8% of the capital stock of CASA, represented by 371,853 Series N common shares, through the capitalization of accounts receivable amounting to US$45.4 million and a cash payment amounting to US$62.2 million. CASA holds 90% of the equity of Azteca Holdings, S. A. de C. V. (Azteca Holdings), which in turn owns 54.9% of the capital stock of TV Azteca, S. A. de C. V. (TV Azteca) and 54.3% of the equity of Grupo Cotsa, S. A. de C. V.

Grupo Azteca has the right to exchange all or a portion of its shares of CASA at any time prior to March 26, 2006, for the 226.4 million CPOs of TV Azteca held by Azteca Holdings. This exchange right allows Grupo Azteca to acquire up to 7.6% of the capital shares of TV Azteca through the Company’s indirect investment in TV Azteca.

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Through the Company's indirect investment in TV Azteca, the Company indirectly owns 9.1% of Todito.com, S. A. de C. V. and 8.1% of Operadora Unefon, S. A. de C. V. (Unefon) (See Note 8.)

NOTE 8. ACCOUNTS RECEIVABLE AND SIGNIFICANT OPERATIONS WITH RELATED PARTIES

	2 0 0 4	2 0 0 3

Iusacell, S. A. de C. V. y subsidiaries
(Iusacell)	$ 323,025	$ 99,637
Unefon and subsidiaries	120,716	95,467
Azteca Holdings and subsidiaries	(19,599)	10,823
Other	76,515	76,492

	$ 500,657	$ 282,419

Below are the principal transactions with related parties:

Television advertising agreements entered into with Azteca Holdings and subsidiaries

In March 1996, Elektra signed an agreement with TV Azteca, whereby Grupo Elektra (or any other Company in which Grupo Elektra has an investment) is entitled to receive for each of the following ten years, a minimum of 300 advertising spots per week (with a duration of 20 seconds each), equivalent to 5,200 minutes per year of advertising in time not sold by TV Azteca, in return for a minimum annual payment of US$1.5 million. In the years ended December 31, 2004 and 2003, the Company recorded advertising expenses related to this agreement in the amount of $ 19,547 and $ 18,050, respectively.

On February 17, 2000, Elektra and TV Azteca signed an advertising agreement, whereby TV Azteca airs Elektra commercials, the sales price of which is determined based on the rating points assigned per scheduled air time. In the years ended December 31, 2004 and 2003, Elektra acquired advertising time under this agreement in the amount of $ 159,364 and $ 87,715, respectively.

Operations carried out with Unefon

a. Promotion and distribution Unefon services in Grupo Elektra stores

At the August 31, 2000 Grupo Elektra Related Parties Committee Meeting, the parties agreed to enter into two agreements with Unefon for a ten-year term mandatory for both parties, commencing on January 1, 2000, to promote and distribute Unefon services in the national network of Grupo Elektra stores in Mexico. For providing these services, Elektra and SyR are entitled to receive:

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i. A 20% discount or a minimum of $ 150 for each piece of telephone equipment purchased from Unefon (this amount is restated annually applying factors derived from the INPC).

ii. A payment equivalent to 9% as of July 1, 2003 and 5.8% before that date, on the air time sold in Elektra and SyR stores for use on the Unefon network through prepaid cards.

iii. Until May 31, 2003, a payment equivalent to 5.8% of net interconnection revenues from the "caller pays" service from subscribers activated in the Elektra and SyR stores. As of June 1, 2003 the agreement was modified, canceling this commission.

Instead, it received 2% of total sales of air time from promotions carried out with all customers.

iv. An annual lease payment of US$3,000 corresponding to space at Elektra and SyR stores to install Unefon transmission towers, antennas and equipment.

At December 31, 2004 and 2003, Elektra and SyR income from the above-mentioned items amounted to $ 24,838 and $ 38,101, respectively.

The terms of these Agreement deferred payment related to air time, interconnections and spaces rented during 2000, 2001 and 2002 until December 2004. Amounts for 2003 and 2004 must be paid in December 2005. All deferred amounts included in these Agreement incur interest at a rate equivalent to the average annual rate of the Grupo Elektra debt in Mexican pesos. As of December 31, this was 9.89% .

b. Credit Plus Agreement

On November 1, 2000, the Company signed a five-year Agreement with Unefon as an alternative to promote and facilitate sales of terminals and air time through a credit plan known as "Credito Plus." This Agreement does not imply novation, substitution, modification or extinction of the obligations establishedin the first Agreement.

This Agreement contained a commission of 16.5% of air time sold in Grupo Elektra stores for use on the Unefon network through prepaid cards. The commissions are paid upon accrual. During 2003, Unefon paid commission in the amount of $ 2,158. During 2004, no commissions were paid because there were no operations under these terms.

c. Equipment purchase Agreement

On December 29, 2004, the Company signed an Agreement where Elektra carried out the negotiation and purchase of equipment from manufacturers or suppliers, subject to being authorized by the Audit Committee and/or Related Parties Committee of Grupo Elektra, S. A. de C. V.

24

Unefon will order from Elektra through a purchase order for a maximum of USD $ 18 million the number, models and characteristics of telephone equipment that it needs, as well as the terms and conditions for delivery. Unefon will pay Elektra as a commission in addition to the price of the equipment, 1% when supplier financing is up to 60 days, and 2.5% if financing is at 60 days. This percentage may never be less than 1% or greater than 3% of the total value of the order.

d. During 2003, the Grupo Elektra Related Parties Committee authorized two loans to Unefon for working capital amounting to $ 85,000 and $ 139,000 on October 13 and November 7, respectively. The term of these loans was under sixty days, during which the loans incurred interest at the rate of 20% on the balance. Unefon settled these loans in November 2003, and interest earned amounted to $ 2,792, included in the comprehensive cost of financing.

During 2004 there were no loans to Unefon.

e. During 2002 and 2003, Grupo Elektra had the right to purchase up to 34% of the rights owned by Azteca Holdings to acquire the Unefon shares held by TV Azteca. This option expired on December 11, 2003, and as it was not exercised by Grupo Elektra, there was no effect on the results of financial position.

f. In the years ended December 31, 2004 and 2003, sales of equipment and other electronic appliances by the Company to Unefon amounted to $ 313,589 and $ 192,170, respectively.

Agreements made with Iusacell, S. A. de C. V. (Iusacell)

a. On August 5, 2003, Elektra, SyR and Iusacell signed an agreement, whereby Elektra and SyR are to provide Iusacell with space at their stores to set up a point of sale and promotion of its telephone services, as well as promotional advertising and publicity. For these services, Elektra and SyR are to receive US$2.5 million, to be paid in four equal installments on October 30, 2003, November 28, 2003, December 31, 2003 and April 30, 2004. The term of this agreement is from August 5, 2003 to August 4, 2004. In December 2004, this agreement was renewed until December 31, 2005 and the company received an advance for US$ 1.3 million for the extension of the term of this agreement Elektra del Milenio, S. A. de C. V. (EDM) will receive US$ 4.20 million in four payments.

b. On August 5, 2003, Elektra, SyR and Iusacell signed an agreement, whereby Elektra and SyR are to provide support for the promotion, through advertising campaigns, of the services offered by Iusacell at their stores. For these services, Elektra and SyR received US$ 5 million, to be covered in four equal payments on October 30, 2003, November 28, 2003, December 31, 2003, and April 30, 2004. The term of this agreement is from August 5, 2003 to December 31, 2004. Iusacell renewed this Agreement for 2005 and in December 2004 received an advance payment of USD $ 1.3 million plus value-added tax as part of future consideration.

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c. On August 2, 2003, Elektra and Iusacell signed a sales commission agreement for a ten-year term, whereby Iusacell designated Elektra as commission agent to promote and commercialize Iusacell services and sell the products at its chain of stores distributed throughout Mexico.

Elektra must use the "Commercial Trademarks" solely and exclusively to promote, commercialize and sell Iusacell services. On its part, Iusacell will pay Elektra a commission for sales of its products to the general public as follows: 25% on the sales price of prepaid plan phones, 13% on sale of air time and $ 350 for signing a Plan Facilito Agreement.

d. On October 1, 2003, Grupo Elektra and Iusacell signed a master agreement for an indefinite term, whereby Iusacell grants Elektra the right to operate and manage its "Immediate Solution Centers" (CSI), consisting of a chain of 103 stores through which Iusacell commercialized its cellular phone services throughout Mexico. At these stores, Elektra will offer to the public, aside from Iusacell products and services, a number of its own and third-party products.

According to this agreement, Elektra is to collect from the clients on behalf of Iusacell for: advance rent payments, guarantee and bond deposits, and differences in the cost of equipment, etc. and to deposit weekly to Iusacell the amounts received at the CSIs for these items, less the commission to which Elektra is entitled for managing the business.

On the other hand, Elektra pays to Iusacell, when applicable, compensation for the following items: royalties for managing and operating the CSIs, use of trademarks, use of computer systems, personnel training and rent of fixed assets.

After making this agreement, Iusacell will transfer to Elektra the rights under the lease agreements to the buildings that house the CSIs, or sublease said buildings to Elektra. As of October 2003 Elektra paid the rent for the CSI and charges Iusacell S. A. a proportional amount of that rent.

Company income and expenses derived from the aforementioned agreements amount to $ 162,410 and $ 47,783, respectively, in 2004.

e. On August 1, 2003, a checking account agreement between IUSACELL and Elektra for $ 80,000 to control and record the reciprocal remittances derived from the corporate, commercial, contracting, financing, administration and service agreements between both companies. Iusacell delivered a note for US$7,000,000 as a performance guarantee for the obligations it assumed. The Agreement is for an indeterminate period.

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f. Equipment purchase Agreement

On January 5, 2005, the Company signed a agreement where Elektra carried out the negotiation and purchase of equipment from manufacturers or suppliers, subject to being authorized by the Audit Committee and/or Related Parties Committee of Grupo Elektra, S. A. de C. V.

Iusacell will order from Elektra through a purchase order for a maximum of USD $ 18 million the number, models and characteristics of telephone equipment that it needs, as well as the terms and conditions for delivery. Iusacell will pay Elektra as a commission in addition to the price of the equipment, 1% when supplier financing is up to 60 days, and 2.5% if financing is at 60 days. This percentage may never be less than 1% or greater than 3% of the total value of the order.

g. In 2004 sales of equipment and electronic apparatus made by the Company to Iusacell amounted to $ 597,934.

NOTE 9. SHORT-TERM AND LONG-TERM DEBT

	Amount		Average interest rate
	2 0 0 4	2 0 0 3	2 0 0 4	2 0 0 3

Bonds for US$275 million		$ 3,248,556		12.00%
Bank of Mexico's loans
(FIRA)	$ 1,786,369		10.29%	6.28%
Stock market certificates	3,600,000	631,145	11.23% and	8.49%
			10.94%
Interest accrued	16,621	104,890
Other		30,232

	5,402,990	4,014,823
Less, short-term portion	1,016,621	766,267

Long-term debt	$ 4,386,369	$ 3,248,556

a. Issuance of bonds for US$275 million

On March 22, 2000, Grupo Elektra completed a private bond offering of US$ 275 million maturing in 2008, resulting in net proceeds of US$ 268 million. These bonds were subsequently publicly registered in the stock market in the United States of America. Interest on the Notes is 12% fixed. For the year ended December 31, 2003, the Company recorded in results a charge for interest of $ 395,859.

On April 30, 2004 the Company prepaid these bonds for US$ 275 million, recording in the results for the year liquidated damages of $ 195,794 as well as interest in the amount of $ 118,154, which is presented within the comprehensive cost of financing.

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b. Issuance of stock market certificates (CEBURES)

On March 31, 2004, Grupo Elektra established a CEBURES program which provides for short-term borrowings up to an aggregate of $ 1,000,000. At December 31, 2004, Grupo Elektra had placed $ 400,000, maturing on March 2, 2005, which is subject to interest at the Interbank Interest Compensation Rate (IICR), plus 2.5% payable monthly. The interest expense charged to results from this financing amounts to $ 43,648.

On June 17, 2004, Grupo Elektra established a CEBURES program for placing short-term loans of up to $ 1,000,000. As of December 31, 2004, it had placed $ 600,000, maturing on May 18, 2005, subject to an interest rate based on the IICR plus 2.20% payable monthly. Interest charged to results for this financing amounted to $ 32,816.

c. Bank of Mexico's loans (FIRA)

As of December 31, 2004, Banco Azteca had contracted loans with the Bank of Mexico (FIRA) for the amount of $ 1,786,369 which are subject to an IICR rate less 1.75% with no specified maturity date. This program is designed to place money as support for the rural areas. Banco Azteca acts as an intermediary.

d. Issuance of stock market certificates (NAFINSA)

On March 19, 2004, the Company securitized rights to present and future commissions charged to users of "Dinero Express" (Money Express) for electronic money transfer services within Mexico. To achieve this, it created a trust, whose equity is represented by the right to collect these commissions, which issued stock market certificates in the total amount of $ 2.6 million (nominal), which will be amortized beginning in April 2006 with a first payment of $ 260,000 increasing 12% annually, with the final maturity eight years from the date of issuance. These stock market certificates will grant its holders yields calculated at IIRC plus 2.25 points, which will be settled every 28 days. (See clause a. above).

Net funds received by the Company were used to pay the bonds for US$ 275 million issued by Grupo Elektra.

NOTE 10. DERIVATIVE FINANCIAL INSTRUMENTS

a. Derivative instruments indexed to Company's own stock

The Company has entered into transactions involving instruments indexed to Grupo Elektra's stock. Unrealized gains and losses are recognized in the balance sheet as either assets or liabilities. Until any resulting gain or loss is recorded in paid-in capital because these transactions are carried out with Grupo Elektra's own shares. Accrued interest expense on the transactions, as well as dividends pertaining to these shares, are recorded in income.

For the year ended December 31, 2003, the Company credited to equity Ps 325,754.

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As of 2004, in accordance with the provisions of Bulletin C-10 of the Mexican Generally Accepted Accounting Principles, these effects were recorded within the statement of results within comprehensive cost of financing, representing income of $626,690; of which $ 480,013 corresponds to the valuation of the instruments to be carried out at fair value at that date (see Note 2-p and 2-u). The fees paid for the realization of this operation were $ 11,113.

For the various derivative financial instruments indexed to Company's own shares operations carried out by Grupo Elektra, there is a guarantee for the payment of consideration agreed to in the contracts, which amounts to Ps 1,282,640 and Ps 385,563 as of December 31, 2004 and 2003, respectively (see Note 2-p).

As of December 2004 and 2003 the derivative financial instrument were as follow:

	Underlying	Initial
Year	shares	price	Notional amount	Fair value

2003	3,800,000	US$ 2.73	US$ 10.3	$ 114,637
	3,650,000	US$ 2.83	US$ 10.3	105,846
	2,300,000	US$ 5.16	US$ 11.8	3,855

				$ 224,338

2004	1,500,000	US$ 5.3305	US$ 7.9 millions	$ 66,085
	1,200,000	US$ 5.2105	US$ 6.2 millions	54,474
	1,500,000	US$ 5.8789	US$ 8.8 millions	56,612
	1,400,000	US$ 5.9533	US$ 8.3 millions	51,644
	2,500,000	US$ 5.6827	US$ 14.2 millions	99,860
	2,000,000	US$ 7.1586	US$ 14.3 millions	46,812
	1,500,000	US$ 7.1624	US$ 10.7 millions	35,067
	1,600,000	US$ 7.2214	US$ 11.3 millions	38,364
	1,500,000	US$ 7.1111	US$ 10.8 millions	34,118
	2,300,000	US$ 9.3974	US$ 21.6 millions	(3,023)

				$ 480,013

b. Derivative financial instruments on exchange rates

Grupo Elektra and Elektra have entered into coverage operations for currency exchange to reduce the risk of adverse movements in the exchange rate that could affect loan payments in U.S. dollars. As of December 31, 2003 charges to results for these operations amounted to $ 23,116.

c. Interest rate and exchange rate coverage instruments

As of December 31, 2004, Banco Azteca carried out interest rate futures purchases (28 day IICR) and contracts for future sales of U.S. dollars (USD 28 days) in the Mex-Der in order to reduce the risk of its own position derived from the volatility of market interest rates, demand deposits.

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Below are the current operations as of December 31, 2004:

2 0 0 4

Value of the contract
	Contract				Net account
Operation	number	Underlying	Nominal	Market	balance

			(flows on delivery)	(flows on receipt)

Purchases	2500	Interest rate	$ 248,593	$ 248,270	$ 323

Sales	300	U.S. dollar	$ 33,948	$ 33,227	$ 721

2 0 0 3

Value of the contract
	Contract				Net account
Operation	number	Underlying	Nominal	Market	balance

			(flows on delivery)	(flows on receipt)

Purchases	14000	Interest rate	$ 1,469,096	$ 1,469,170	$ 74

Purchase operations whose underlying asset is referred to (28 day IIRC) interest rate agreed by the bank when celebrating the future contracts, varies between 6.36% and 8.60% .

Purchase operations whose underlying asset is referred to the (USD 28 day) rate of exchange agreed by the bank when celebrating the futures contract, varies between 11.1700 and 11.4150 Mx pesos per US dollar.

The effects of the valuation of 2004 are recognized in the Result from intermediation account, which amounts to an expense of $ 325 for the interest rate purchase operations and income of $ 717 for the U.S. dollar sales operations. These are presented in the balance sheet in net form, together with the primary position whose risk is being covered.

Grupo Elektra has carried out interest rate coverage operations with Credit Suisse First Boston Bank to cover this kind of financial risk. As of December 31, 2004, it has contracted an interest rate coverage, receiving IIRC at 91 days plus 2.5%, and pays a fixed rate of 10.25% . Interest paid for these operations amount to $ 17,591. The notional amount and fair value of this instrument amounted to $ 2.6 million and $ 2.7 million, respectively, at that date.

As of December 31, 2004, in accordance with the provisions of Bulletin C-10 of Mexican Generally Accepted Accounting Principles, the interest rate coverage instrument was valued at its fair value, and recognized within comprehensive income the effect corresponding to the effective part of the coverage for $ 73,886 after taxes (See Note 2-u).

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NOTE 11. OPERATING AND FINANCIAL LEASING

In order to conduct its operations, the Company leases commercial space, which involves payment of rent previously established or determined (fixed rent), or a percentage of each store's monthly sales (variable rent).

	2 0 0 4	2 0 0 3

Fixed rent	$ 326,137	$ 260,066
Variable rent	33,595	57,539

	$ 359,732	$ 317,605

Below is an analysis of the minimum annual rent agreed to in the lease contracts made for a term of more than one year.

Year	Amount

2005	417,074
2006	334,990
2007	287,367
2008	165,941
2009 and future	518,055

Total of minimum payments agreed to	1,723,427

Further, the Company has acquired computer equipment, through making U.S. dollar financial leasing contracts with the option to purchase effective for between two and three years. The liability for these contracts has the following expiration dates:

	2 0 0 4	2 0 0 3

2004		$ 28,506
2005	$ 2,375	2,552

Total liability	2,375	31,058
Less, unaccrued interest		1,838

Net liability	2,375	29,220
Less, short term portion	2,375	27,012

Long-term portion	$	$ 2,208

NOTE 12. LABOR OBLIGATIONS

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The net cost for the period for obligations derived from the pension plan and seniority premiums amounted to $ 21,230 and $ 12,788 in 2004 and 2003, respectively.

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a. Pension plan

The Company has a pension plan with defined benefits that covers all employees who reach 65 years old.

The liability and annual cost of the benefits are calculated by an independent actuary in accordance with the plan’s defined bases, using the projected unitary cost method. The present value of these obligations and rates using in calculating them are as follows:

	2 0 0 4	2 0 0 3

Obligation for current benefits	$ (78,496)	$ (55,355)

Obligation for projected benefits	$ (95,426)	$ (66,187)
Plan assets	12,386	12,548

Financing position	(83,040)	(53,639)

Items pending amortization:
Temporary obligation (asset) as of December
31, 1999 to be amortized	5,447	5,465
Cost for prior services (modifications to the plan
to be amortized)	1,130	1,120
Variations in estimates and adjustments to be
amortized (profits) losses	15,740	(4,076)

Net projected liability	$ (60,723)	$ (51,130)

Net cost for the period	$ 17,150	$ 9,939

Real rates used in the actuarial calculations:
Interest and discount rates	5.50%	5.50%
Salary increase rate	1.50%	1.50%
Estimated inflation	5.19%	5.00%

The amortization period for the items to be amortized is as follows:

Years
Concept	remaining

Prior services and modifications to the plan	10
Transition (asset) liability	9
Variations in estimates	12

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Net cost for the period is made up of:

	2 0 0 4	2 0 0 3

Labor cost	$ 11,895	$ 7,398
Financial cost for the year	5,249	3,009
Yield on assets	(681)	(597)
Amortization of:
Transitory obligation (asset)	310	268
Cost for prior services	57	28
Variations in estimates	320	(167)

Net cost for the period	$ 17,150	$ 9,939

b. Seniority premium plan

As of December 31, 2004, there was a plan to cover seniority premium payments, which are determined in accordance with actuarial studies carried out by independent experts using the projected unitary cost method.

This plan consists of a sole payment of 12 days for each year worked based on final salary. The limit is twice the minimum salary established by law.

As of December 31, 2004 and 2003, the present value of these obligations and the rates used in their calculation are shown below:

	2 0 0 4	2 0 0 3

Obligation for current benefits	$ (12,629)	$ (8,493)

Obligation for projected benefits	$ (13,870)	$ (9,441)

Financing position	$ (13,870)	$ (9,441)
Transition obligation as of December 31,
1999 to amortize	1,050	1,058
Variations in estimates and adjustments for
experience to amortize (earnings) losses	845	(1,131)

Projected net liability	$ (11,975)	$ (9,514)

Net cost for the period	$ 4,080	$ 2,849

Real rates used in the actuarial calculations:
Interest and discount rate	5.50%	5.50%
Salary increase rate	1.50%	1.50%
Estimated inflation	5.19%	5.00%

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Net cost for the period is composed of:

	2 0 0 4	2 0 0 3

Labor cost	$ 3,274	$ 2,335
Financial cost for the year	720	469
Amortization of:
Transitory obligation (asset)	67	59
Variations in estimates	20	(14)

Net cost for the period	$ 4,080	$ 2,849

NOTE 13. SHAREHOLDERS' EQUITY

a. Capital structure

As of December 31, 2004 and 2003, capital stock was represented by 244,825,390 and 239,621,756 shares in one series, distributed as shown below:

	Number of shares

	2 0 0 4	2 0 0 3	2 0 0 4		2 0 0 3

Authorized capital	288,630,604	288,630,604	$ 665,236		$ 665,236
Treasury shares	(26,987,258)	(43,521,908)	(62,200)		(100,309)
Repurchased shares	(5,053,768)	(5,486,940)	(11,648)		(12,646)
Capital susbcribed but not paid	(11,764,188)		(27,114)

Capital stock susbcribed and paid	244,825,390	239,621,756	564,274	(*)	552,281

Increase from restatement			163,586		164,579

Capital stock in Mexican pesos with purchasing
power, at December 31			$ 727,860		$ 716,860

(*) Expressed in thousands of Mexican pesos at nominal value.

Dividends that do not come from the Net Fiscal Profit Account (CUFIN) are taxed at 30% in 2005 (29% in 2006 and 28% in 2007), charged to the Company, on the result of multiplying the dividend paid by the factor of 1.4285 in 2005 (1.4090 in 2006 and 1.3889 in 2007).

This tax may be credited against income tax incurred by the Company in the three following years. If there is a reduction in capital, the excess of shareholder equity over the sum of the balances of the capital contribution accounts, net fiscal profit and net reinvested fiscal profit will be considered a dividend, in accordance with the procedures established by Mexico’s Income Tax law. As of December 31, 2004, the CUFIN and the capital contribution account amounted to $ 18,634 and $ 1,184,418, respectively, determined in accordance with current fiscal provisions.

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b. Share option purchase plan for executives

In February 1994 Grupo Elektra established a share option purchase plan for executives, through which some employees could acquire options to purchase share of Grupo Elektra at an average price of $ 12.50, $ 16.25 and $ 20 (nominal) per share. The options could be exercised in equal parts during a five year period, provided that the Company fulfilled certain annual goals principally related to increasing net profit. If these goals were not achieved, the exercise of the options could be postponed until the next year, but not later than February 28, 2024.

During the year ended December 31, 2004, the Technical Committee approved a reduction in the purchase prices of the shares, fixing them at $ 7.26, $ 11.01 and $ 14.76, for those employees who decide to exercise options through purchasing shares before December 31, 2004, paying at least 20% of the total value of the option.

At December 31, 2004 14,829,337 shares had been assigned, of which 14,328,278 had been exercised and 456,718 were canceled. At December 31, 2004 there are options authorized to be exercised, as shown below:

	2 0 0 4	2 0 0 3

Options:
Authorized	5,271,579	5,332,573
Exercised	(4,770,520)	(60,994)
Canceled	(456,718)

Authorized to be exercised	44,341	5,271,579

c. Restricted earnings

As of December 31, 2004, retained earnings include $ 519,512 corresponding to CASA profits. The participation of Grupo Elektra in these earnings is restricted to that which CASA decrees as dividends.

In accordance with the authorization for the organization and operation of Banco Azteca issued by the SHCP, it may not distribute dividends during the first three years.

d. Comprehensive income

Comprehensive income is made up of the following (See Note 2-q):

	2 0 0 4	2 0 0 3

Net majority shareholder income	$ 1,870,640	$ 1,201,708
Profit on interest rate coverage	73,886
Effects corresponding to minority shareholders	(45,355)	(22,926)
Loss from holding non-monetary assets	(141,157)	(573,234)

Consolidated comprehensive income	$ 1,758,014	$ 605,548

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e. Dividend decreed

The general ordinary shareholder assembly held March 29, 2004 approved a dividend payment of $ 254,511 ($ 246,113 historical) which was paid on April 6, 2004 through the Society for Deposit of Securities (SC Indeval).

NOTE 14. INCOME TAX, ASSET TAX AND EMPLOYEES' STATUTORY PROFIT SHARING

This heading is composed of the following:

	2 0 0 4	2 0 0 3

Income tax incurred	$ 376,244	$ 338,971
Income tax deferred	222,002	189,981
Workers' Profit Sharing incurred	5,685	3,853

	$ 603,931	$ 532,805

The Company is subject to income tax and asset tax. Income tax is calculated by considering taxable some effects of inflation, such as depreciation calculated on values in constant prices and the deduction of purchases instead of cost of sales, which permits deducting current costs, and the effect of inflation is accumulated or deducted on certain monetary liabilities and assets through the annual adjustment for inflation. The income tax rate for 2004 was 33% and in 2003, 34%.

The Company has consolidated fiscal losses, and the right to take the tax-loss carry-forwards expires on the dates mentioned below:

Year expires	Amount

2009	$ 90,835
2010	392,649
2011	241,206
2012	825,288
2014	7,292

$ 1,557,270

Fiscal losses may be restated by applying factors from the INPC until the date of amortization. Grupo Elektra prepares a consolidated tax return (income and asset tax) including all of its subsidiaries. Further, its subsidiaries file an individual tax return. The current fiscal consolidation regime to 2004 limits consolidation to 60% (100% beginning in 2005) of the share participation in the subsidiaries.

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The Asset tax is 1.8% of the average of the majority of assets (at restated values) and of some liabilities. It is only paid on the amount that exceeds income tax for the year. Any payment made is recoverable against the amount that the income tax exceeds Asset tax in the following ten years.

As of December 31, 2004, the Company has $ 18,505 of Asset tax, and may therefore request its refund, provided that that the income tax incurred in any of the ten following years is greater than Asset tax for those years. The expiration date of this tax is shown below:

Asset tax recoverable:

Year expires	Amount

2010	$ 5,719
2011	5,745
2012	4,095
2013	2,946

$ 18,505

Below is a table of the effects of the principal temporary differences, without including the items corresponding to foreign subsidiaries, on which deferred taxes were recognized.

	2 0 0 4	2 0 0 3

Deferred tax liability:
Inventories	$ (1,007,857)	$ (1,084,198)
Property, furniture, equipment
& invest. in stores	(39,571)	(87,844)
Prepaid expenses	(204,175)	(104,308)
Installment sales		(2,583)
Derivative instruments	(175,669)
Tax accumulated income	(300,000)	(330,000)
Other	(11,443)	(11,499)

	(1,738,715)	(1,620,432)

Deferred tax assets:
Tax–loss carry-forwards	467,181	415,379
Asset tax recoverable	18,505	152,509
Allowance for credit losses	87,450	120,699
Other	45,797	34,065

	618,933	722,652

Deferred tax liability, net	$ (1,119,782)	$ (897,780)

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NOTE 15. INFORMATION BY SEGMENTS

Financial information regarding business segments operated by the Company as of December 31, 2004 and 2003 is presented below:

	2 0 0 4

	Commercial	Credit	International	Other	Consolidated

Income	$ 17,414,065	$ 7,056,335	$ 1,729,145		$ 26,199,545
Depreciation and amortization 295,106		244,126	42,515 $	639,668	1,221,415
Operating profit	2,744,228	310,509	73,258	(219,897)	2,908,098
Total assets	12,173,438	22,564,142	1,171,816	2,240,052	38,149,448

	2 0 0 3

Income	$ 15,982,329	$ 4,507,625	$ 1,174,407		$ 21,664,361
Depreciation and amortization 299,823		320,041	39,130 $	394,209	1,053,203
Operating profit	2,510,550	3,256,850	144,129	(3,335,569)	2,575,960
Total assets	7,781,793	10,461,449	639,639	6,283,201	25,166,082

The information by segment is presented in the same format used by Company management to evaluate each business. An operating segment is defined as a component of the Company dedicated to business activities from which it obtains income and incurs costs and expenses, with regard to which it prepares information to make decisions and that management periodically evaluates for assigning resources. Accounting policies for the segments are the same as described in the summary of significant accounting policies.

Some assets and expenses, such as property, furniture and equipment and other assets, non-assignable corporate expenses, depreciation and amortization are distributed to the segments and have been included in the column Other. The Company evaluates the performance of the business based on the profit (loss) before these expenses.

The Commercial segment includes principally the sale of an extensive variety of prestigious brands of consumer electronics, appliances and home furnishings in Mexico, as well as money transfer services from the United States to Mexico and within Mexico, sales of guarantees and photo finishing services and sale of photographic equipment.

The Credit segment includes principally the interest accrued and overdue charged by BAZ, as well as the expenses incurred to administer the credit granting operations, among which are considered the allowance for credit losses and interest to finance the portfolio.

The International segment represents the commercial operations of the Company in three Central and South American countries: Guatemala, Honduras and Peru.

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The Other segment includes corporate expenses as well as those assets not easily identifiable within an individual segment.

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NOTE 16. SUBSEQUENT EVENTS

a. In February 2005 the Company made three derivative operations contracts based on Company share prices with UBS Warburg. The underlying amount of these transactions was $ 368,621.

b. Termination of the GDSs Program

On June 01, 2005 our shareholders approved among others the following resolutions: (i) to terminate the Company's GDSs Program: (ii) to delist the Company from the New York Stock Exchange; and (iii) to deregistrate the Company from the Securities and Exchange Commission, if at any moment the Company fulfils with the US requirements.

c. Issuance of Ps. 400 million in short-term Certificados Bursatiles (CEBURES)

On March 2, 2005, Grupo Elektra placed Ps. 400 million in unsecured short-term Certificados Bursatiles. The issue has a total term of 336 days and yields a rate of TIIE (28 days) plus 200 basis points per annum. The issue carries an "F2 (mex)" credit rating for local currency issues from Fitch México. The resources obtained were used for working capital purposes.

Issuance of Ps. 600 million in short-term Certificados Bursatiles (CEBURES)

On May 18, 2005, Grupo Elektra placed Ps. 600 million in unsecured short-term Certificados Bursatiles. The issue has a total term of 357 days and yields a rate of TIIE (28 days) plus 220 basis points per annum. The issue carries an “F2 (mex)” credit rating for local currency issues from Fitch México. The resources obtained were used for working capital purposes.

NOTE 17. CONTINGENCIES

a. The financial statements used to compute the equity investment of Grupo Elektra in Comunicaciones Avanzadas, S. A. de C. V. (CASA) do not include any adjustment that might be necessary as a result of the lawsuits for civil fraud filed in a U.S. Federal Court in January 2005 by the Securities and Exchange Commission (SEC) and certain minority shareholders against Azteca Holdings, S. A. de C. V. (subsidiary of CASA), TV Azteca, S. A. de C. V. (subsidiary of Azteca Holdings, S. A. de C. V.) and its officers Ricardo B. Salinas Pliego, Pedro Padilla Longoria and Luis Echarte Fernández. These suits are based on possible violations of the law and certain share market rules in the United States related to operations carried out between Nortel, Unefon and Codisco in 2003.

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Further, Mexico's National Banking and Securities Commission recently began an administrative proceeding against TV Azteca, S. A. de C. V. for possible violations of disclosure under the Mexico's Stock Market Law with respect to the same operations.

Because these lawsuits and the administrative proceeding are in their initial phases, and because Company management believes the SEC accusations are unfounded, it is not possible to determine the impact, if any, that they will have on the financial statements of TV Azteca, S. A. de C. V. on its principal officers or the Board of Directors.

Because of this, the consolidated financial statements of Grupo Elektra, S. A. de C. V. do not include any adjustment that might be necessary as a result of the situations mentioned above.

b. The Company and its subsidiaries are parties to various legal proceedings and lawsuits during the normal course of operations, which total claims amount is $ 135,888. Company management believes that none of these suits against the company, individually or consolidated, will have a significant adverse effect on its business or financial position.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 15, 2005

GRUPO ELEKTRA, S.A de C.V. (Registrant)

By:	/S/ Rodrigo Pliego Abraham
Rodrigo Pliego Abraham Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.